    As filed with the Securities and Exchange Commission on June 21, 1996.
                                                  REGISTRATION NO. 333 -________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         NATIONAL GOLF PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)

           MARYLAND                                  6798                             95-4549193
  (State or other jurisdiction              (Primary Standard Industrial           (I.R.S. Employer
of incorporation or organization)            Classification Code Number)         Identification Number)

                          1448 15TH STREET, SUITE 200
                        SANTA MONICA, CALIFORNIA 90404
                                (310) 260-5500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                EDWARD R. SAUSE
               EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER,
                             SECRETARY AND DIRECTOR
                         NATIONAL GOLF PROPERTIES, INC.
                          1448 15TH STREET, SUITE 200
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 260-5500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                        COPIES OF ALL COMMUNICATIONS TO:

JOHN M. NEWELL, ESQ.                          GARY D. GILSON, ESQ.
     LATHAM & WATKINS               BLACKWELL SANDERS MATHENY WEARY & LOMBARDI
    633 WEST FIFTH STREET               10855 WEST DODGE ROAD - SUITE 240
LOS ANGELES, CALIFORNIA 90071                OMAHA, NEBRASKA 68154
      (213) 485-1234                            (402) 691-5005

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions under the Acquisition Agreement (described in the Joint Proxy Statement--Prospectus herein) are satisfied or waived.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

                                _______________

                        CALCULATION OF REGISTRATION FEE

                                                        PROPOSED           PROPOSED
         TITLE OF EACH             AMOUNT TO BE         MAXIMUM            MAXIMUM
      CLASS OF SECURITIES          REGISTERED(1)       AGGREGATE            FEE(3)           AMOUNT OF
       TO BE REGISTERED            OFFERING PRICE     PER SHARE(2)      OFFERING PRICE(2)   REGISTRATION
Common Stock, $.01 par value...      2,128,000              $19.17         $40,786,649        $14,064.36
========================================================================================================

(1) Represents the maximum number of shares of Common Stock, $.01 par value per share ("NGP Common Stock"), of National Golf Properties, Inc. (the "Registrant") issuable in connection with the transactions contemplated by the Acquisition Agreement.
(2) The proposed maximum aggregate offering price is based on the aggregate value of the shares of NGP Common Stock that NGP is required to issue in connection with its purchase of certain assets from Golf Enterprises, Inc. pursuant to the Acquisition Agreement. Such amount assumes that the average closing price per share of NGP Common Stock on the New York Stock Exchange (the "NYSE") for the ten days immediately preceding the second trading day before the consummation of such asset purchase does not exceed $28.75. The average of the high and low sales prices of a share of NGP Common Stock reported on the NYSE on June 20, 1996 was $24.313. The proposed maximum offering price per share is based upon the proposed maximum aggregate offering price divided by 2,128,000, representing the maximum number of shares of NGP Common Stock to be registered.
(3) The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), as one twenty-ninth of one percent of the proposed maximum aggregate offering price. A fee of $16,314.66 was paid on March 19, 1996 pursuant to Rules 14a-6 and 0-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in respect of the transactions contemplated by the Acquisition Agreement upon filing by the Registrant of a preliminary proxy statement relating thereto. Pursuant to Rule 457(b) promulgated under the Securities Act and Section 14(g)(2) of the Exchange Act and Rule 0-11 promulgated thereunder, the amount of such previously paid fee has been credited against the registration fee payable in connection with this filing. Accordingly, no additional fee is required to be paid with this Registration Statement.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                         NATIONAL GOLF PROPERTIES, INC.
================================================================================

                             ____________________

    CROSS-REFERENCE SHEET PURSUANT TO RULE 404(a) OF THE SECURITIES ACT AND
     ITEM 501(b) OF REGULATION S-K SHOWING THE LOCATION IN THE JOINT PROXY STATEMENT--PROSPECTUS OF THE INFORMATION REQUIRED BY PART I OF FORM S-4

ITEM                                          LOCATION OR HEADING IN
 NO.          FORM S-4 CAPTION            JOINT PROXY STATEMENT--PROSPECTUS
- ----          ----------------            ---------------------------------


A.   INFORMATION ABOUT THE TRANSACTION.

1.   Forepart of Registration Statement
     and Outside Front Cover Page of
     Prospectus.......................... Facing Page of the Registration
                                          Statement; Outside Front Cover Page of
                                          Joint Proxy Statement-Prospectus


2.   Inside Front and Outside Back Cover
     Pages of Prospectus................. Available Information; Incorporation
                                          of Certain Documents by Reference;
                                          Table of Contents

3.   Risk Factors, Ratio of Earnings to
     Fixed Charges and Other Information. Summary; Risk Factors

4.   Terms of the Transaction............ Summary; The Asset Purchase and
                                          Merger-Recommendations of the Boards
                                          of Directors of NGP and GEI; Reasons
                                          for the Asset Purchase and the
                                          Merger, -Opinion of NGP's Financial
                                          Advisor, -Opinion of GEI's Financial
                                          Advisor, -Accounting Treatment of the
                                          Acquisition; Description of NGP
                                          Capital Stock; Certain Effects of
                                          Merger on GEI Stockholder Rights;
                                          Material Federal Income Tax
                                          Consequences

5.   Pro Forma Financial Information..... Summary; Pro Forma Combined Condensed
                                          Financial Data for NGP; Pro Forma
                                          Combined Condensed Financial Data for
                                          AGC; Pro Forma Condensed Balance Sheet
                                          for GEI - (Sale and Merger
                                          Adjustments)

6.   Material Contacts with the Company
     Being Acquired...................... Risk Factors-Conflicts of Interest;
                                          The Asset Purchase and Merger-
                                          Background of the Transaction, -
                                          Possible Conflicts of Interest of
                                          Certain Officers and Directors, -
                                          Description of Acquisition Agreement

7.   Additional Information Required for
     Reoffering by Persons and Parties
     Deemed to Be Underwriters........... Not Applicable

ITEM                                          LOCATION OR HEADING IN
 NO.          FORM S-4 CAPTION            JOINT PROXY STATEMENT--PROSPECTUS
- ----          ----------------            ---------------------------------

8.   Interests of Named Experts and
     Counsel............................. Not Applicable

9.   Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities......................... Not Applicable

B.   INFORMATION ABOUT THE REGISTRANT.

10.  Information with Respect to S-3
     Registrants......................... Incorporation of Certain Documents by
                                          Reference; Summary; NGP Selected
                                          Consolidated Financial Data; Business
                                          of NGP

11.  Incorporation of Certain Information
     by Reference........................ Incorporation of Certain Documents by
                                          Reference

12.  Information with Respect to S-2 or
     S-3 Registrants..................... Not Applicable

13.  Incorporation of Certain Information
     by Reference........................ Not Applicable

14.  Information with Respect to
     Registrants Other Than S-2 or S-3
     Registrants......................... Not Applicable

C.   INFORMATION ABOUT THE COMPANY BEING
     ACQUIRED.

15.  Information with Respect to S-3
     Companies........................... Not Applicable

16.  Information with Respect to S-2 or
     S-3 Companies....................... Not Applicable

17.  Information with Respect to
     Companies Other Than  S-2 or S-3
     Companies........................... Outside Front Cover Page of Joint
                                          Proxy Statement-Prospectus; Available
                                          Information; Summary; GEI's Business
                                          Related to the Purchased Assets
                                          Summary Combined Financial Data;
                                          Description of Purchased Assets; GEI's
                                          Business Related to the Purchased
                                          Assets Combined Financial Statements

ITEM                                          LOCATION OR HEADING IN
 NO.          FORM S-4 CAPTION            JOINT PROXY STATEMENT--PROSPECTUS
- ----          ----------------            ---------------------------------

D.   VOTING AND MANAGEMENT INFORMATION.

18.  Information if Proxies, Consents or
     Authorizations are to be Solicited.. Outside Front Cover Page of Joint
                                          Proxy Statement-Prospectus;
                                          Incorporation of Certain Documents by
                                          Reference; Summary; Voting and
                                          Proxies; Risk Factors-Conflicts of
                                          Interest; The Asset Purchase and
                                          Merger-Possible Conflicts of Interest
                                          of Certain Officers and Directors, -
                                          Dissenters' Rights; Election of NGP
                                          Directors; Stockholder Proposals

19.  Information if Proxies, Consents or
     Authorizations are not to be
     Solicited or in an Exchange Offer... Not Applicable

                               EXPLANATORY NOTE
                               ----------------

     This filing includes the Joint Proxy Statement--Prospectus of National
Golf Properties, Inc. and Golf Enterprises, Inc., the letters and notices to stockholders of both companies and the forms of proxy related thereto. The proxy materials sent to each company's stockholders will include only the letter to stockholders, notice of meeting and form of proxy relating to such company.

                             GOLF ENTERPRISES, INC.
                          1603 LBJ FREEWAY, SUITE 810
                              DALLAS, TEXAS 75234

                                                                   June 26, 1996

Dear Stockholder:

  You are cordially invited to attend the Special Meeting of Stockholders of Golf Enterprises, Inc. ("GEI") to be held on July 25, 1996 at the Doubletree Hotel at Park West, 1590 LBJ Freeway, Dallas, Texas, commencing at 10:00 a.m. (the "GEI Special Meeting").

  At the GEI Special Meeting, you will be asked to vote upon a proposal to approve and adopt an Asset Purchase Agreement and Agreement and Plan of Merger dated as of February 2, 1996, as amended (the "Acquisition Agreement") among National Golf Properties, Inc. ("NGP"), GEI Acquisition Corporation, a Kansas corporation, ("Newco") and GEI pursuant to which GEI will sell its 20 owned golf courses and related assets (the "Purchased Assets") to NGP (the "Asset Purchase") and Newco, which is wholly-owned by an affiliate of David G. Price (who is Chairman of NGP's Board of Directors and the principal shareholder of American Golf Corporation), will merge with and into GEI with GEI being the surviving corporation (the "Merger"). If the Acquisition Agreement is approved by the stockholders and becomes effective, stockholders of GEI will be entitled to exchange each share of GEI common stock for, depending on the form of consideration paid by NGP, at NGP's option, in connection with the Asset Purchase, either (i) a combination of $6.00 in cash and between approximately
0.20870 and 0.31304 of a share of NGP common stock (assuming no exercise of options to purchase GEI common stock prior to the Merger) valued at approximately $6.00 (subject to limitations on the maximum and minimum number of NGP shares issuable, as discussed below), or (ii) $12.00 in cash. Subject to certain adjustments and limitations, GEI stockholders will receive total consideration of $79,025,784, and holders of unexpired and unexercised options to purchase GEI common stock will be entitled to receive, in exchange for cancellation of such options, total consideration of $2,547,514 payable in the same proportion of cash and stock as is paid to holders of GEI common stock. Of this total aggregate consideration of approximately $81.6 million, $58.0 million will come from NGP as consideration for the Purchased Assets and Newco will contribute approximately $23.6 million in cash. In addition, Newco will refinance approximately $54.9 million of GEI's existing indebtedness in connection with the Merger.

  Management of NGP currently expects that it will pay, and GEI stockholders will receive in the Merger as consideration for their shares of GEI common stock, the combination of cash and NGP common stock. However, NGP may decide to exercise its option to pay all cash for the Purchased Assets depending on the trading price of NGP common stock prior to consummation of the Merger and NGP's ability to raise sufficient financing to pay all cash for the Purchased Assets. NGP will issue a press release no later than July 11, 1996 indicating whether NGP will pay the combination of cash and stock or all cash in the Asset Purchase. GEI stockholders also will be able to call (800) 995-3499 on or after such date to determine the form of consideration that NGP has elected to pay.

  The precise amount and value of any NGP common stock which GEI stockholders may receive for each share of GEI common stock will be calculated based on the pre-Merger average trading price of NGP common stock. This figure will not be known until after the GEI Special Meeting, but the aggregate number of shares of NGP common stock that GEI stockholders will collectively receive will be not less than 1,418,666 nor more than 2,128,000 shares. The enclosed Joint Proxy Statement--Prospectus provides a summary of the Asset Purchase and the Merger and includes additional material describing them in more detail. Please read this information carefully.

  Your Board of Directors has carefully reviewed and considered the terms and conditions of the Acquisition Agreement and the opinion of William Blair & Company, L.L.C., GEI's financial advisor, stating that, as of the date of such opinion, the consideration to be received by the stockholders of GEI in the Merger is fair from a financial point of view to GEI's stockholders. The Board of Directors of GEI also believes that the terms of the Acquisition Agreement are fair to, and in the best interests of, GEI and its stockholders. AS A RESULT, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE ACQUISITION AGREEMENT. Certain members of GEI's Board of Directors may have conflicts of interest in making this recommendation. See the enclosed Joint Proxy Statement--Prospectus under "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors."

  Holders of approximately 45% of the outstanding shares of GEI common stock (on a fully diluted basis) have entered into an agreement to vote for approval and adoption of the Acquisition Agreement and the transactions contemplated thereby.

  Management of GEI believes that the Asset Purchase and the Merger together represent an opportunity for GEI's stockholders to maximize the value of their stock. The Asset Purchase and the Merger do, however, involve certain risks, which are discussed further in the enclosed Joint Proxy Statement--Prospectus under "Risk Factors."

  Because approval of the Acquisition Agreement requires a favorable vote of the holders of a majority of the shares of outstanding GEI common stock, it is important that your shares be represented at the GEI Special Meeting, regardless of the number of shares you hold. Therefore please sign, date and return your proxy card as soon as possible, whether or not you plan to attend. This will not prevent you from voting your shares in person if you do attend. The proxy is revocable in accordance with the procedures described in the enclosed Joint Proxy Statement--Prospectus under "Voting and Proxies."

                                          Sincerely,

                                                /s/ ROBERT H. WILLIAMS
                                          _____________________________________
                                                   Robert H. Williams
                                              President and Chief Executive
                                                         Officer

                            GOLF ENTERPRISES, INC.
                          1603 LBJ FREEWAY, SUITE 810
                              DALLAS, TEXAS 75234

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD ON JULY 25, 1996

To the Holders of Common Stock of
Golf Enterprises, Inc.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Golf Enterprises, Inc. ("GEI") will be held at the Doubletree Hotel at Park West, 1590 LBJ Freeway, Dallas, Texas, at 10:00 a.m., local time, on July 25, 1996 (the "GEI Special Meeting"), for the following purposes, as more fully described in the accompanying Joint Proxy Statement--Prospectus:

    (a) To consider and vote upon a proposal to approve and adopt an Asset Purchase Agreement and Agreement and Plan of Merger dated as of February 2, 1996, as amended (the "Acquisition Agreement") among National Golf Properties, Inc. ("NGP"), GEI Acquisition Corporation ("Newco") and GEI pursuant to which GEI will sell its 20 owned golf courses and related assets to NGP (the "Asset Purchase") in exchange for, at the option of NGP, either (i) a combination of $17,213,351 in cash and shares of NGP common stock with an aggregate value of $40,786,649 (subject to certain adjustments and limitations), or (ii) $58 million in cash; and Newco will merge with and into GEI with GEI being the surviving corporation (the "Merger"). If the Acquisition Agreement is approved by the stockholders of GEI and becomes effective, GEI's stockholders will be entitled to exchange each share of GEI common stock for, depending on the form of consideration paid by NGP in connection with the Asset Purchase, either (A) a combination of $6.00 in cash and between approximately 0.20870 and 0.31304 of a share of NGP common stock (assuming no exercise of options to purchase GEI common stock prior to the Merger) valued at approximately $6.00 (subject to limitations on the maximum and minimum number of NGP shares issuable, as discussed below), or (B) $12.00 in cash. The aggregate amount of consideration received by GEI stockholders will be $79,025,784 (subject to certain adjustments and limitations). Holders of unexpired and unexercised options to purchase GEI common stock will be entitled to receive, in exchange for cancellation of such options, total consideration of $2,547,514 (subject to certain adjustments and limitations) in the same proportion of cash and stock as is paid to holders of GEI common stock. Of this total aggregate consideration of approximately $81.6 million, $58.0 million will come from NGP as consideration for the Asset Purchase, and Newco will contribute approximately $23.6 million in cash. In addition, Newco will refinance approximately $54.9 million of GEI's existing indebtedness in connection with the Merger. For purposes of these transactions, each share of NGP common stock will be valued at the average closing price per share of NGP common stock on the New York Stock Exchange for the ten trading days immediately preceding the second trading day prior to the date the Asset Purchase and the Merger are consummated. The precise number and aggregate value of any shares of NGP common stock which GEI stockholders may receive will not be known until after the GEI Special Meeting. However, the aggregate number of shares of NGP common stock that GEI stockholders collectively will receive will be not less than 1,418,666 nor more than 2,128,000 shares; and

    (b) To transact such other business as may properly come before the GEI Special Meeting and any or all adjournments thereof.

  The Board of Directors of GEI has unanimously approved the Acquisition Agreement and the transactions contemplated thereby and recommends that stockholders vote FOR approval and adoption of the Acquisition Agreement. For a description of possible conflicts of interest of certain GEI officers and directors in approving the Acquisition Agreement, see the enclosed Joint Proxy Statement--Prospectus under "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors."

  The Asset Purchase and the Merger and other important matters are explained in the accompanying Joint Proxy Statement--Prospectus, which you are urged to read carefully. Copies of the Acquisition Agreement and an amendment thereto are attached as Annex I and Annex II, respectively, to the Joint Proxy Statement--Prospectus.

  The Board of Directors of GEI has fixed the close of business on June 4, 1996 as the record date for determining the stockholders entitled to receive notice of and to vote at the GEI Special Meeting and at any and all adjournments or postponements thereof.

  Management welcomes your attendance at the GEI Special Meeting. Whether or not you expect to attend the GEI Special Meeting in person, however, you are requested to complete, sign, date and promptly return the enclosed proxy in the accompanying postage-paid envelope. The prompt return of your proxy will save expenses involved in further communication. Your proxy is revocable and will not affect your right to vote in person in the event you attend the GEI Special Meeting. For an explanation of the procedure for revoking your proxy, see the enclosed Joint Proxy Statement--Prospectus under "Voting and Proxies."

                                                /s/ STEVEN R. REYNOLDS
                                          _____________________________________
                                                   Steven R. Reynolds
                                                 Senior Vice President of
                                                       Acquisitions
                                                       and Secretary

Dallas, Texas
June 26, 1996


                           YOUR VOTE IS IMPORTANT

    TO VOTE YOUR SHARES, PLEASE SIGN, DATE AND COMPLETE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE

                        NATIONAL GOLF PROPERTIES, INC.
                          1448 15TH STREET, SUITE 200
                        SANTA MONICA, CALIFORNIA 90404

                                                                  June 26, 1996

Dear Stockholder:

  You are cordially invited to attend the Annual Meeting of Stockholders of National Golf Properties, Inc. ("NGP") to be held on July 25, 1996 at the Museum of Flying, 2772 Donald Douglas Loop North, Santa Monica, California, commencing at 9:00 a.m. (the "NGP Annual Meeting").

  At the NGP Annual Meeting, you will be asked to vote upon a proposal to issue up to a maximum of 2,128,000 shares of NGP common stock as partial consideration for NGP's purchase of 20 golf course properties and related assets (the "Purchased Assets") owned by Golf Enterprises, Inc. ("GEI") pursuant to an Asset Purchase Agreement and Agreement and Plan of Merger dated as of February 2, 1996, as amended (the "Acquisition Agreement") among NGP, GEI Acquisition Corporation ("Newco") and GEI. Pursuant to the Acquisition Agreement, NGP has agreed to purchase the Purchased Assets (and none of GEI's other assets), without assuming any indebtedness on such properties (the "Asset Purchase"), in exchange for consideration consisting of, at the option of NGP, either (i) a combination of $17,213,351 in cash and the issuance of shares of NGP common stock with an aggregate value of $40,786,649 (subject to certain adjustments and limitations), or (ii) $58 million in cash. Management of NGP currently expects that it will pay the combination of cash and NGP common stock, but reserves the right to exercise its option to pay all cash.

  Immediately following the Asset Purchase, Newco, which is wholly-owned by an affiliate of David G. Price, will merge with and into GEI with GEI being the surviving corporation (the "Merger"), and the cash and any shares of NGP common stock issued as consideration for the Asset Purchase, along with approximately $23.6 million of additional cash contributed by Newco, will be distributed to holders of existing GEI common stock and holders of options for such stock.

  The precise number and aggregate value of any shares of NGP common stock that may be issued in connection with the Asset Purchase (the "Stock Issuance") will be calculated according to a formula based primarily on the average trading price of NGP common stock during the period before the Asset Purchase is consummated. These figures will not be known until after the NGP Annual Meeting, but in no event will the number of shares of NGP common stock issued in connection with the Asset Purchase exceed 2,128,000 shares or be less than 1,418,666 shares.

  The election of three directors to NGP's Board of Directors also will be voted on at the NGP Annual Meeting. The accompanying Joint Proxy Statement-- Prospectus provides a summary of the Asset Purchase and the other proposals to be voted upon at the NGP Annual Meeting and includes additional material describing them in more detail. Please read this information carefully.

  After careful consideration, the members of your Board of Directors, as well as the independent Directors that comprise the Independent Committee of NGP's Board of Directors, have unanimously approved the Acquisition Agreement. Your Board of Directors and the Independent Committee have carefully reviewed and considered the terms and conditions of the Acquisition Agreement and the opinion of Montgomery Securities, NGP's financial advisor, stating that, as of the date of such opinion, the consideration to be paid by NGP in the Asset Purchase is fair from a financial point of view to NGP. Both NGP's Board of Directors and Independent Committee also believe that the terms of the transaction are fair to, and in the best interests of, NGP and its stockholders. AS A RESULT, YOUR BOARD OF DIRECTORS AND INDEPENDENT COMMITTEE HAVE UNANIMOUSLY APPROVED THE ASSET PURCHASE AND RECOMMEND THAT YOU VOTE FOR APPROVAL OF THE STOCK ISSUANCE. YOUR BOARD OF DIRECTORS ALSO UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THREE DIRECTORS TO THE BOARD OF DIRECTORS OF NGP. Certain members of NGP's Board of Directors may have conflicts of interest in making this recommendation. See the enclosed Joint Proxy Statement--Prospectus under "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors."

  Because implementation of the Asset Purchase requires a favorable vote of the holders of a majority of the shares voting on the Stock Issuance proposal, provided the total votes cast represent a majority of the outstanding shares of NGP common stock, it is important that your shares be represented at the NGP Annual Meeting, regardless of the number of shares you hold. Please sign, date and return your proxy card as soon as possible, whether or not you plan to attend. This will not prevent you from voting your shares in person if you do attend. The proxy is revocable in accordance with the procedures described in the enclosed Joint Proxy Statement--Prospectus under "Voting and Proxies."

                                          Sincerely,

                                                 /s/ EDWARD R. SAUSE
                                          _____________________________________
                                                     Edward R. Sause
                                              Executive Vice President and
                                                        Secretary

                        NATIONAL GOLF PROPERTIES, INC.
                          1448 15TH STREET, SUITE 200
                        SANTA MONICA, CALIFORNIA 90404

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                          TO BE HELD ON JULY 25, 1996

To the Holders of Common Stock of
National Golf Properties, Inc.:

  NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of National Golf Properties, Inc. ("NGP") will be held at the Museum of Flying, 2772 Donald Douglas Loop North, Santa Monica, California, at 9:00 a.m., local time, on July 25, 1996 (the "NGP Annual Meeting") for the following purposes, as more fully described in the accompanying Joint Proxy Statement--Prospectus:

    (a) To consider and vote upon a proposal to issue up to a maximum of 2,128,000 shares of NGP common stock as partial consideration for NGP's purchase of 20 golf courses and related assets (the "Purchased Assets") owned by Golf Enterprises, Inc. ("GEI") pursuant to an Asset Purchase Agreement and Agreement and Plan of Merger dated as of February 2, 1996, as amended (the "Acquisition Agreement") among NGP, GEI Acquisition Corporation ("Newco") and GEI. Under the Acquisition Agreement, NGP has agreed to purchase the Purchased Assets (and none of GEI's other assets), without assuming any indebtedness on such properties (the "Asset Purchase"), in exchange for consideration consisting of, at the option of NGP, either (i) a combination of $17,213,351 in cash and the issuance of shares of NGP common stock (the "Stock Issuance") with an aggregate value of $40,786,649 (subject to certain adjustments and limitations), or (ii) $58 million in cash. For purposes of these transactions, each share of NGP common stock will be valued at the average closing price per share of NGP common stock on the New York Stock Exchange for the ten trading days immediately preceding the second trading day prior to the date the Asset Purchase is consummated (the "Average NGP Common Stock Price"). The precise number and aggregate value of any shares of NGP common stock that may be issued will not be known until after the NGP Annual Meeting. However, in no event will the number of shares of NGP common stock issued in connection with the Asset Purchase exceed 2,128,000 shares or be less than 1,418,666 shares;

    (b) To elect three directors to serve until the 1999 annual meeting of stockholders and until their successors are elected and have qualified; and

    (c) To transact such other business as may properly come before the meeting.

  The Board of Directors of NGP, as well as the independent Directors who comprise the Independent Committee of NGP's Board of Directors, unanimously recommend that stockholders approve the Stock Issuance contemplated by the Acquisition Agreement by voting FOR approval of the Stock Issuance. For a description of possible conflicts of interest of certain NGP officers and directors in approving the Acquisition Agreement, see the enclosed Joint Proxy Statement--Prospectus under "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors." NGP's Board of Directors also unanimously recommends that stockholders vote FOR the election of three directors to the Board of Directors of NGP.

  The Asset Purchase and other important matters are explained in the accompanying Joint Proxy Statement--Prospectus, which you are urged to read carefully. Copies of the Acquisition Agreement and an amendment thereto are attached as Annexes I and II, respectively to the Joint Proxy Statement-- Prospectus.

  The Board of Directors of NGP has fixed the close of business on April 30, 1996 as the record date for determining the stockholders entitled to receive notice of and to vote at the NGP Annual Meeting and at any and all adjournments or postponements thereof.

  Management welcomes your attendance at the NGP Annual Meeting. Whether or not you expect to attend the NGP Annual Meeting in person, however, you are requested to complete, sign, date and promptly return the enclosed proxy in the accompanying postage-paid envelope. The prompt return of your proxy will save expenses involved in further communication. Your proxy is revocable and will not affect your right to vote in person in the event you attend the NGP Annual Meeting. For an explanation of the procedure for revoking your proxy, see the enclosed Joint Proxy Statement--Prospectus under "Voting and Proxies."

                                                 /s/ EDWARD R. SAUSE
                                            ___________________________________
                                                     Edward R. Sause
                                               Executive Vice President and
                                                         Secretary

Santa Monica, California
June 26, 1996


                           YOUR VOTE IS IMPORTANT

    TO VOTE YOUR SHARES, PLEASE SIGN, DATE AND COMPLETE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE

                        NATIONAL GOLF PROPERTIES, INC.
                                      AND
                            GOLF ENTERPRISES, INC.

                           JOINT PROXY STATEMENT FOR
                       ANNUAL MEETING OF STOCKHOLDERS OF
                      NATIONAL GOLF PROPERTIES, INC. AND
                      SPECIAL MEETING OF STOCKHOLDERS OF
                            GOLF ENTERPRISES, INC.

                       EACH TO BE HELD ON JULY 25, 1996

                   ---------------------------------------
                        NATIONAL GOLF PROPERTIES, INC.

                                  PROSPECTUS
                   ---------------------------------------

  This Joint Proxy Statement--Prospectus is being furnished to the stockholders of National Golf Properties, Inc., a Maryland corporation ("NGP"), in connection with the solicitation of proxies by the Board of Directors of NGP from holders of outstanding shares of NGP common stock, par value $.01 per share ("NGP Common Stock"), for use at the Annual Meeting of Stockholders of NGP to be held on July 25, 1996, and at any and all adjournments or postponements thereof (the "NGP Annual Meeting"), and to the stockholders of Golf Enterprises, Inc., a Kansas corporation ("GEI"), in connection with the solicitation of proxies by the Board of Directors of GEI from holders of outstanding shares of GEI common stock, par value $.01 per share ("GEI Common Stock"), for use at the Special Meeting of Stockholders of GEI to be held on July 25, 1996, and at any and all adjournments or postponements thereof (the "GEI Special Meeting").

  At the NGP Annual Meeting, the holders of NGP Common Stock will be asked to act upon (i) a proposal (the "Stock Issuance Proposal") to approve the issuance of up to a maximum of 2,128,000 shares of NGP Common Stock as partial consideration for NGP's purchase (the "Asset Purchase") of 20 golf course properties and assets related to such properties (the "Purchased Assets") owned by GEI (and none of GEI's other assets, including 21 leased golf course properties and three golf course management contracts) pursuant to an Asset Purchase Agreement and Agreement and Plan of Merger dated as of February 2, 1996, as amended (the "Acquisition Agreement") among NGP, GEI and GEI Acquisition Corporation, a Kansas corporation ("Newco"); and (ii) a proposal to approve the election of three members of the Board of Directors of NGP (the "Election Proposal").

  At the GEI Special Meeting, the holders of GEI Common Stock will be asked to act upon a proposal to adopt and approve the Acquisition Agreement pursuant to which the Asset Purchase will occur, Newco will be merged with and into GEI (the "Merger"), and each share of issued and outstanding GEI Common Stock will be converted into, depending on the form of consideration paid by NGP in connection with the Asset Purchase, either a combination of cash and NGP Common Stock or all cash, with a portion of such cash consideration being contributed by Newco in connection with the Merger.

  NGP has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC") covering a maximum of 2,128,000 shares of NGP Common Stock that may be issued in connection with the Asset Purchase. This Joint Proxy Statement--Prospectus constitutes the Proxy Statement of NGP and GEI relating to the solicitation of proxies for use at the NGP Annual Meeting and the GEI Special Meeting and the Prospectus of NGP filed as part of the Registration Statement. See "Available Information."

  SEE "RISK FACTORS" BEGINNING ON PAGE 1 FOR A DISCUSSION OF CERTAIN FACTORS WHICH HOLDERS OF NGP COMMON STOCK AND GEI COMMON STOCK SHOULD CONSIDER CAREFULLY IN EVALUATING THE TRANSACTIONS CONTEMPLATED BY THE ACQUISITION AGREEMENT AND THE OTHER MATTERS RELATED THERETO.

  This Joint Proxy Statement--Prospectus and accompanying proxy were first mailed or given to stockholders of NGP and GEI on or about June 26, 1996. On April 25, 1996, there were approximately 564 stockholders of record of NGP Common Stock and approximately 74 stockholders of record of GEI Common Stock.

                                ---------------
THE  SECURITIES THAT MAY BE ISSUED  IN CONNECTION WITH THE ASSET PURCHASE  AND
 THE  MERGER HAVE  NOT BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE  ACCURACY OR ADEQUACY OF THIS  JOINT PROXY STATEMENT--
     PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL
      OFFENSE.

                                ---------------

     THE DATE OF THIS JOINT PROXY STATEMENT--PROSPECTUS IS JUNE 21, 1996.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT--PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT--PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT--PROSPECTUS, OR THE SOLICITATION OF A PROXY, BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER, OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION. NEITHER DELIVERY OF THIS JOINT PROXY STATEMENT--PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES BEING OFFERED PURSUANT TO THIS JOINT PROXY STATEMENT--PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS JOINT PROXY STATEMENT--PROSPECTUS.

                             AVAILABLE INFORMATION

  NGP has filed with the SEC a Registration Statement on Form S-4 under the
Securities Act (No. 333-   ) covering the shares of NGP Common Stock that may
be issued in connection with the Asset Purchase and the Merger. As permitted by the rules and regulations of the SEC, this Joint Proxy Statement-- Prospectus omits certain information contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof.

  Statements contained in this Joint Proxy Statement--Prospectus relating to the contents of any contract or other documents referred to herein are not necessarily complete (although material terms are summarized herein), and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  NGP and GEI are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their respective businesses, financial statements and other matters. The Registration Statement as well as such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and should be available for inspection and copying at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1450, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the SEC's customary fees, by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. NGP Common Stock is quoted on the New York Stock Exchange and GEI Common Stock is quoted on the Nasdaq Stock Market. The Registration Statement as well as such reports, proxy statements and other information with respect to NGP are available for inspection at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such reports, proxy statements and other information with respect to GEI are available for inspection at the library of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

  The information contained in this Joint Proxy Statement--Prospectus with respect to NGP has been supplied by NGP, the information contained herein with respect to GEI has been supplied by GEI, and the information contained herein with respect to Newco has been supplied by Newco.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by NGP with the SEC (SEC file number 1-12246) are incorporated by reference in this Joint Proxy Statement--Prospectus and are deemed to be a part hereof:

  1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed with the SEC on March 8, 1996.

  2. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, filed with the SEC on April 26, 1996.

  3. Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995, filed with the SEC on April 29, 1996.

  4. Amendment No. 2 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995, filed with the SEC on June 21, 1996.

  5. Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 1996, filed with the SEC on June 21, 1996.

  All documents filed by NGP pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement--Prospectus and prior to the date of the NGP Annual Meeting shall be deemed to be incorporated by reference into this Joint Proxy Statement--Prospectus and to be made a part hereof from the date of the filing of such documents.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purpose hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

  THIS JOINT PROXY STATEMENT--PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS, AND OTHER EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM THE SECRETARY OF NATIONAL GOLF PROPERTIES, INC., 1448 15TH STREET, SUITE 200, SANTA MONICA, CALIFORNIA 90404 (TELEPHONE 310-260-5500). IN ORDER TO INSURE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO THE NGP ANNUAL MEETING, ANY REQUEST SHOULD BE MADE BY JULY 15 , 1996.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          -----
AVAILABLE INFORMATION....................................................    ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................   iii
SUMMARY OF JOINT PROXY STATEMENT--PROSPECTUS.............................  viii
  The Companies..........................................................  viii
  The Meetings...........................................................    ix
  Principal Steps of Transactions........................................   xii
  Vote Required..........................................................  xiii
  Dissenters' Rights.....................................................  xiii
  The Acquisition Agreement..............................................   xiv
  Conditions to the Asset Purchase and the Merger........................   xiv
  Recommendations of the Boards of Directors of NGP and GEI; Reasons for
   the Asset Purchase and the Merger.....................................   xiv
  Possible Conflicts of Interest of Certain Officers and Directors.......   xiv
  Opinions of Financial Advisors.........................................    xv
  Risk Factors...........................................................   xvi
  Management and Operations of NGP and Surviving Corporation After the
   Effective Time........................................................  xvii
  Financing of the Acquisition...........................................  xvii
  Accounting Treatment of the Asset Purchase and the Merger.............. xviii
  Certain Federal Regulatory Matters..................................... xviii
  Listing of GEI Common Stock and NGP Common Stock....................... xviii
  Comparative Market Prices; NGP Distributions and GEI Dividends......... xviii
  Exchange of Certificates...............................................   xix
  Material Federal Income Tax Consequences...............................   xix
  Summary Selected Historical and Pro Forma Financial Data...............    xx
RISK FACTORS.............................................................     1
  Conflicts of Interest..................................................     1
  Adverse Impact on NGP's Distributions of Failure of NGP to Remain Qual-
   ified as a REIT or of Failure of the Operating Partnership to Continue
   to be Treated as a Partnership........................................     3
  No Assurance that Financing Necessary to Consummate the Asset Purchase
   and the Merger Will be Obtained ......................................     3
  Ownership Limit........................................................     4
  Dependence of NGP's Revenues and Ability to Make Distributions on AGC
   as the Primary
   Lessee of NGP's Golf Courses..........................................     4
  Possible Fluctuation of Value of Stock Consideration...................     5
  Real Estate Investment Considerations..................................     5
  Possible Adverse Effects on Market Price of NGP Common Stock Arising
   from Shares Available for Future Sale.................................     7
  Dependence on Key Personnel............................................     7
  Effect of Defaults Under the NGP Leases, Participating Mortgage Loans
   and Additional Indebtedness on Distributions to Stockholders; Possible
   Return on Capital.....................................................     7
  Limits on Changes in Control...........................................     8
  Influence of Certain Directors and Significant Stockholders............     8
VOTING AND PROXIES.......................................................    10
  NGP....................................................................    10
  GEI....................................................................    10
  Other Matters..........................................................    11

                                                                           PAGE
                                                                           ----
THE ASSET PURCHASE AND MERGER.............................................  12
  General.................................................................  12
  Background of the Transaction...........................................  12
  Recommendations of the Boards of Directors of NGP and GEI; Reasons for
   the Asset Purchase and the Merger......................................  16
  Possible Conflicts of Interest of Certain Officers and Directors........  20
  Opinion of NGP's Financial Advisor......................................  22
  Opinion of GEI's Financial Advisor......................................  25
  Description of Acquisition Agreement....................................  28
  Management and Operations after Asset Purchase and Merger; Lease Terms..  41
  Indemnification of GEI Directors and Officers...........................  42
  Financing of the Acquisition............................................  43
  Accounting Treatment of the Acquisition.................................  44
  Certain Federal Regulatory Matters......................................  44
  NGP Distributions and GEI Dividends.....................................  44
  Delisting and Deregistration of GEI Common Stock........................  44
  Resales of NGP Common Stock Issued in Connection with the Merger; Affil-
   iate Agreements........................................................  44
  Dissenters' Rights......................................................  45
COMPARATIVE MARKET PRICES; NGP DISTRIBUTIONS AND GEI DIVIDENDS............  47
PRO FORMA COMBINED CONDENSED FINANCIAL DATA FOR NGP.......................  48
PRO FORMA COMBINED CONDENSED FINANCIAL DATA FOR AGC.......................  51
NGP SELECTED CONSOLIDATED FINANCIAL DATA..................................  53
BUSINESS OF NGP...........................................................  55
GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS SUMMARY COMBINED
 FINANCIAL DATA...........................................................  56
DESCRIPTION OF PURCHASED ASSETS...........................................  57
GEI SELECTED CONSOLIDATED FINANCIAL DATA..................................  61
PRO FORMA CONDENSED BALANCE SHEET FOR GEI -- (SALE AND MERGER
 ADJUSTMENTS).............................................................  63
GEI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................  64
  General.................................................................  64
  Subsequent Event........................................................  65
  Liquidity and Capital Resources.........................................  65
  Newly Issued Accounting Standards.......................................  66
  Results of Operations...................................................  67
BUSINESS OF GEI...........................................................  70
  General.................................................................  70
  History.................................................................  70
  Industry Overview.......................................................  70
  Competition.............................................................  71
  Acquisitions............................................................  72
  Course Operations.......................................................  72
  Seasonality.............................................................  73
  Governmental Regulation.................................................  73
  Employees...............................................................  74
  Legal Proceedings.......................................................  74
SECURITY OWNERSHIP OF CERTAIN GEI BENEFICIAL OWNERS AND MANAGEMENT........  75

                                                                           PAGE
                                                                           ----
ELECTION OF NGP DIRECTORS.................................................  77
  Nominees for Election as Director.......................................  77
  Directors Continuing in Office..........................................  78
  Board Meetings; Committees and Compensation.............................  78
  Executive Officers......................................................  79
  Executive Compensation..................................................  80
  Section 16(a) Reporting.................................................  82
  Compensation Committee Interlocks and Insider Participation.............  82
  Report of the Compensation Committee on Executive Compensation..........  83
  Stock Performance Graph.................................................  85
  Certain Relationships and Related Transactions..........................  86
SECURITY OWNERSHIP OF CERTAIN NGP BENEFICIAL OWNERS AND MANAGEMENT........  88
DESCRIPTION OF NGP CAPITAL STOCK..........................................  90
  General.................................................................  90
  Corporate Governance....................................................  90
  Ownership by David G. Price.............................................  91
  Restrictions on Ownership...............................................  91
  Section 3-602 of the Maryland General Corporation Law...................  92
  Control Shares Acquisition..............................................  93
  Advance Notice Provisions for Stockholder Nominations and Stockholder
   Proposals..............................................................  94
  Action by Written Consent; Stockholder Meetings.........................  94
  Limitations on Changes in Control.......................................  95
  Limitation of Liability of Directors and Officers.......................  95
  Indemnification of Directors and Officers...............................  95
  Transfer Agent and Registrar............................................  95
SHARES AVAILABLE FOR FUTURE SALE..........................................  96
  Exchange Rights.........................................................  96
  Cash Option Rights......................................................  97
  Registration Rights.....................................................  97
CERTAIN EFFECTS OF MERGER ON GEI STOCKHOLDER RIGHTS.......................  99
  Limitation of Liability.................................................  99
  Indemnification of Directors and Officers...............................  99
  Actions by Written Consent of Stockholders.............................. 100
  Inspection of Books and Records......................................... 100
  Amendments to Bylaws.................................................... 100
  Dividends and Other Distributions....................................... 100
  Law Regulating Business Combinations.................................... 101
  Control Share Acquisitions.............................................. 101
  Dissenters' Rights...................................................... 102
  Dissolution of GEI and NGP.............................................. 103
  Restrictions on Ownership and Transfer of Common Stock.................. 103
MATERIAL FEDERAL INCOME TAX CONSEQUENCES.................................. 103
  Opinions of Counsel..................................................... 103
  Certain Tax Consequences to GEI......................................... 104
  Certain Tax Consequences to GEI Stockholders............................ 104
  Certain Tax Consequences to NGP and the Operating Partnership From the
   Asset Purchase......................................................... 106
  Taxation of NGP as a REIT............................................... 106
  Taxation of an Investment in NGP by Taxable U.S. Stockholders........... 111
  Taxation of an Investment in NGP by Tax-Exempt Stockholders............. 112
  Tax Aspects of the Operating Partnership and Royal Golf................. 112

                                                                            PAGE
                                                                            ----
  Taxation of Non-U.S. Stockholders........................................ 114
  Other Tax Consequences................................................... 118
APPOINTMENT OF AUDITORS.................................................... 119
STOCKHOLDER PROPOSALS ..................................................... 119
OTHER MATTERS.............................................................. 119
LEGAL OPINIONS............................................................. 120
EXPERTS.................................................................... 120
INDEX OF DEFINED TERMS..................................................... 121
INDEX TO FINANCIAL STATEMENTS.............................................. F-1
ANNEXES
I.   ACQUISITION AGREEMENT
II.  FIRST AMENDMENT TO ACQUISITION AGREEMENT
III. OPINION OF MONTGOMERY SECURITIES
IV.  OPINION OF WILLIAM BLAIR & COMPANY, L.C.C.
V.   SECTION 17-6712 OF THE KANSAS GENERAL CORPORATION CODE

                  SUMMARY OF JOINT PROXY STATEMENT--PROSPECTUS

  The following is a summary of certain information contained elsewhere in this Joint Proxy Statement--Prospectus. Certain capitalized terms used in this summary are defined elsewhere in this Joint Proxy Statement--Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Joint Proxy Statement--Prospectus and in the Annexes hereto. Stockholders are urged to read carefully this Joint Proxy Statement--Prospectus, including the Annexes hereto, in its entirety. All share amounts and other data in this Joint Proxy Statement--Prospectus assume no exercise of dissenters' rights. For a list of cross-references to defined terms, see "Index of Defined Terms."

THE COMPANIES

  NGP. National Golf Properties, Inc. ("NGP"), a Maryland corporation formed in 1993, is a self-administered real estate investment trust ("REIT") and the largest publicly-traded company in the United States specializing in the acquisition and ownership of golf course properties. NGP owns a 54.9% general partnership interest in National Golf Operating Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), an operating partnership which includes several limited partners. The Operating Partnership owns an 89% general partnership interest in Royal Golf, L.P. II ("Royal Golf"), a limited partnership that owns four golf courses on Hilton Head Island, South Carolina. As of June 20, 1996, NGP owned 84 golf courses, either directly or through the Operating Partnership and Royal Golf, which courses are geographically diversified among 23 states. Either directly or through the Operating Partnership and Royal Golf, NGP leases the golf courses to experienced and credit-worthy operators under long-term leases providing for minimum base rent and a percentage rent feature which enables NGP to participate in growth in revenues of the courses. The principal executive offices of NGP are located at 1448 15th Street, Suite 200, Santa Monica, California 90404 (telephone 310-260-
5500). Unless the context otherwise requires, "NGP" as used in this Joint Proxy Statement--Prospectus means NGP, the Operating Partnership and Royal Golf.

  GEI. Golf Enterprises, Inc., a Kansas corporation ("GEI") formed in 1991, owns, leases or contracts to manage 44 public and private golf courses in 18 states, primarily in the southern and western United States. Of these 44 golf courses, GEI owns 20 courses that will be purchased by NGP in connection with the Asset Purchase, 21 courses are leased by GEI and three courses are operated by GEI pursuant to management contracts. GEI has expanded through acquisitions of well-located courses that have the potential for significant improvement under professional management. GEI derives revenues from green fees, golf cart rentals, practice facility fees, retail sales of golf merchandise, food and beverage and initiation fees and dues of private golf course members. The principal executive offices of GEI are located at 1603 LBJ Freeway, Suite 810, Dallas, Texas 75234 (telephone 214-247-1199). Unless the context otherwise requires, "GEI" as used in this Joint Proxy Statement--Prospectus means GEI and its wholly-owned subsidiaries.

  Newco. GEI Acquisition Corporation ("Newco") was formed as a Kansas corporation in 1996 by David G. Price in order to effect the Merger. Mr. Price assigned his interest in Newco to The Price Revocable Trust of which David G. Price is the sole trustee, and David G. Price, his wife Dallas P. Price and their children are beneficiaries (the "Price Trust"). The Price Trust currently owns all of the outstanding capital stock of Newco. Mr. Price is the Chairman of the Board of Directors of NGP, and entities affiliated with him own a 41.5% limited partnership interest in the Operating Partnership. Following consummation of the Asset Purchase and the Merger, this interest will decrease to 38.3%. Mr. Price also is the Chairman of the Board of Directors and principal stockholder of American Golf Corporation ("AGC"), one of the largest operators of golf course properties in the world. All but two of the golf courses in NGP's existing portfolio currently are leased to AGC pursuant to long-term triple-net leases. Prior to the time the Merger is effected, Newco will not have conducted any business other than transactions in connection with the Merger. The principal executive offices of Newco are located at 1633 26th Street, Santa Monica, California 90404-4024 (telephone 310-315-4200).

THE MEETINGS

  Date, Time and Place. The annual meeting of stockholders of NGP (the "NGP Annual Meeting") will be held on July 25, 1996 at 9:00 a.m., local time, at the Museum of Flying, 2772 Donald Douglas Loop North, Santa Monica, California.

  The special meeting of the stockholders of GEI (the "GEI Special Meeting") will be held on July 25, 1996, at 10:00 a.m., local time, at the Doubletree Hotel at Park West, 1590 LBJ Freeway, Dallas, Texas.

  Record Dates, Shares Entitled to Vote. Holders of record of shares of common stock, par value $.01 per share, of NGP ("NGP Common Stock") at the close of business on April 30, 1996 will be entitled to notice of and to vote at the NGP Annual Meeting. At the close of business on April 30, 1996, 10,651,975 shares of NGP Common Stock were issued and outstanding. See "Voting and Proxies--NGP."

  Holders of record of shares of common stock, par value $.01 per share, of GEI ("GEI Common Stock") at the close of business on June 4, 1996 will be entitled to notice of and to vote at the GEI Special Meeting. At the close of business on June 4, 1996, 6,585,482 shares of GEI Common Stock were issued and outstanding. See "Voting and Proxies--GEI."

  Purpose of the Meetings. At the NGP Annual Meeting, the stockholders of NGP will be asked to act upon the following proposals (collectively, the "NGP Proposals"); (i) to approve the issuance of up to 2,128,000 shares of NGP Common Stock (the "Stock Issuance") as partial consideration for NGP's purchase (the "Asset Purchase") of 20 golf course properties and assets related to such properties owned by GEI (not including GEI's other assets, the "Purchased Assets") pursuant to an Asset Purchase Agreement and Agreement and Plan of Merger, dated as of February 2, 1996, as amended (the "Acquisition Agreement"), among NGP, GEI and Newco (the "Stock Issuance Proposal"); and (ii) to approve the election of three members of the Board of Directors of NGP (the "NGP Board of Directors") (the "Election Proposal"). THE NGP BOARD OF DIRECTORS AND THE INDEPENDENT COMMITTEE OF THE NGP BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT STOCKHOLDERS VOTE FOR THE NGP PROPOSALS.

  At the GEI Special Meeting, the holders of GEI Common Stock will be asked to act upon a proposal (the "GEI Proposal") to approve and adopt the Acquisition Agreement selling the Purchased Assets to NGP, merging Newco with and into GEI, with GEI as the surviving corporation (the "Merger"), and converting each share of issued and outstanding GEI Common Stock into the right to receive, depending on the form of consideration paid by NGP in connection with the Asset Purchase, either a combination of cash and NGP Common Stock or all cash. THE BOARD OF DIRECTORS OF GEI (THE "GEI BOARD OF DIRECTORS") UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE GEI PROPOSAL.

  Principal Terms of the Transaction. Pursuant to the Acquisition Agreement,
(i) NGP will, at its option, either (a) issue new shares of NGP Common Stock with an aggregate value of $40,786,649 based on the average closing price per share of NGP Common Stock on the New York Stock Exchange ("NYSE") for the ten trading days immediately preceding the second trading day before the consummation of the Asset Purchase (provided that the total number of such shares will be not less than 1,418,666 and not more than 2,128,000), and pay $17,213,351 in cash; or (b) pay $58.0 million in cash, to GEI as consideration for acquiring the Purchased Assets; and (ii) GEI will merge with and into Newco with GEI being the surviving corporation (the "Surviving Corporation"), and each share of GEI Common Stock will be cancelled and converted into the right to receive, depending on the form of consideration paid by NGP in connection with the Asset Purchase, either (a) $6.00 in cash and approximately $6.00 of NGP Common Stock (subject to the limitations on the maximum and minimum number of NGP shares issuable, as discussed above), or (b) $12.00 in cash. Based upon the 6,585,482 shares of GEI Common Stock issued and outstanding on April 25, 1996, the aggregate consideration payable to holders of GEI Common Stock in the Merger will be $79,025,784 (subject to certain adjustments and limitations, the "Merger Consideration"). In addition, holders of options to purchase GEI Common Stock will receive the excess of the value of the consideration payable on account of each share of GEI Common Stock outstanding immediately prior to the Merger over the exercise price of the option, multiplied by the number of shares of GEI Common Stock subject to such option, which shall be paid in the same proportion of cash and NGP Common Stock as holders of GEI Common Stock receive in the Merger. The aggregate value of the payments made to holders of such options will be $2,547,514 (subject to certain adjustments and limitations). The total amount of $81,573,298 payable to holders of shares of GEI Common Stock and options for such stock will include the $58.0 million in cash and shares of NGP Common Stock, if any, received by GEI from NGP as consideration for the Asset Purchase and approximately $23.6 million in additional cash that Newco will contribute. Pursuant to the terms of the Acquisition Agreement, Newco also will be required to refinance approximately $54.9 million of GEI's existing indebtedness and pay transaction costs associated with the Merger.

  The following table summarizes the estimated sources and uses of funds in connection with the Merger (in millions), assuming 6,585,482 shares of GEI Common Stock are outstanding at the Effective Time:

          SOURCES
          -------
Consideration provided by
 NGP to GEI for the
 Purchased Assets(1)........  $58.0
Funds provided by Newco in
 connection with the
 Merger(2)..................   87.0
                             ------
                             $145.0
                             ======

            USES
            ----
Merger Consideration payable
 to GEI stockholders(3)......   $79.0
Option Settlement Amount(4)..     2.5
Refinancing of GEI's existing
 indebtedness(5).............    54.9
Fees and expenses(6).........     2.1
Working capital for the
 Surviving Corporation(7)....     6.5
                               ------
                               $145.0
                               ======

- --------
(1) The consideration payable to GEI by NGP for the Purchased Assets will consist of, at NGP's option, either (a) shares of NGP Common Stock with an aggregate value of $40,786,649 (subject to certain exceptions and limitations) and $17,213,351 in cash, or (b) $58 million in cash. NGP currently expects to pay the combination of cash and stock as consideration for the Asset Purchase, and intends to obtain the $17,213,351 in cash from the Operating Partnership's revolving credit facility. See "The Asset Purchase and Merger--Financing of the Acquisition."
(2) Of the approximately $87 million that Newco requires to consummate the Merger, refinance existing GEI indebtedness, and pay certain fees and expenses, approximately $67 million will be contributed by David G. Price as a capital contribution and $20 million will be borrowed against a $30 million credit facility that Newco is seeking to obtain from one or more commercial lenders. Mr. Price is seeking to finance his capital contribution with the net proceeds of approximately $38 million from a loan Mr. Price seeks to obtain directly from one or more commercial lenders and approximately $29 million in proceeds from a loan to Mr. Price from AGC (the principal amount of which AGC is seeking to finance, along with approximately $12.5 million of additional funds that AGC will use to refinance its existing indebtedness, by placing new debt securities with investors). See "The Asset Purchase and Merger--Financing of the Acquisition."
(3) GEI stockholders will become entitled to receive total consideration of $79,025,784 (subject to certain adjustments and limitations) in connection with the Merger that is payable, depending on the form of consideration paid by NGP in the Asset Purchase, either in a combination of cash and shares of NGP Common Stock or all cash.
(4) Holders of options to acquire GEI Common Stock will become entitled to receive, in exchange for cancellation of such options, total consideration of $2,547,514 (subject to certain adjustments and limitations) payable in the same proportion of cash and NGP Common Stock as holders of GEI Common Stock will receive in the Merger.
(5) Pursuant to the terms of the Acquisition Agreement, Newco is required to refinance approximately $54.9 million of GEI's existing indebtedness, which includes approximately $52.0 million outstanding under GEI's revolving credit facility, approximately $2.5 million in a note payable secured by one of the golf courses comprising the Purchased Assets and approximately $0.4 in other notes payable.
(6) Includes fees and expenses estimated to be approximately $2.1 million incurred in connection with negotiating and consummating the Merger, which will be paid by Newco. Does not include any of NGP's estimated fees or expenses of approximately $1.7 million incurred in connection with negotiating and consummating the Asset Purchase. NGP intends to finance its fees and expenses with borrowings under the Operating Partnership's existing revolving credit facility.
(7) In addition to the funds the Surviving Corporation anticipates having on hand following the Merger, Newco is seeking to obtain an additional $10 million of revolving credit availability.

  Management of NGP currently expects that it will pay, and GEI stockholders will receive in the Merger as consideration for their shares of GEI Common Stock, the combination of cash and NGP common stock. However, NGP may decide to exercise its option to pay all cash for the Purchased Assets depending on the trading price of NGP Common Stock prior to consummation of the Merger and NGP's ability to raise sufficient financing to pay all cash for the Purchased Assets. NGP will issue a press release no later than July 11, 1996 indicating whether NGP will pay the combination of cash and stock or all cash in the Asset Purchase. GEI stockholders also will be able to call (800) 995-3499 on or after such date to determine the form of consideration that NGP has elected to pay.

  The Acquisition Agreement provides that, at NGP's election, the Operating Partnership may be substituted for NGP as the purchaser of any or all of the Purchased Assets. Currently, NGP anticipates that it will substitute the Operating Partnership with respect to the purchase of the portion of the Purchased Assets equal to the cash portion of consideration payable to GEI in connection with the Asset Purchase. Immediately after the Effective Time (as defined hereinafter), NGP intends to contribute the Purchased Assets that NGP purchases in the Asset Purchase to the Operating Partnership in exchange for additional partnership units of the Operating Partnership ("OP Units") equal in number to the number of shares of NGP Common Stock issued in connection with the Asset Purchase. Following such contribution, NGP will own 12,290,329 OP Units representing 58.6% of all of the OP Units then outstanding. The Operating Partnership will thereafter lease all of the golf courses comprising the Purchased Assets to AGC. See "The Asset Purchase and Merger--Management and Operations after Asset Purchase and Merger; Lease Terms--New Lease."

  The Asset Purchase and the Merger will be effected as soon as practicable following approval by the stockholders of NGP and GEI. See "The Asset Purchase and Merger--Description of Acquisition Agreement--Effective Time."

PRINCIPAL STEPS OF TRANSACTION

  The following diagrams summarize the principal steps in the Asset Purchase and the Merger:

                        [DIAGRAM OF THE ASSET PURCHASE]

STEP 1: GEI sells its 20 owned golf course properties and assets related to such properties to NGP in exchange for, at the option of NGP, either (a) a combination of $17,213,351 in cash and shares of NGP Common Stock with an aggregate value of $40,786,649 (subject to certain adjustments and limitations), or (b) $58 million in cash.

STEP 2: NGP contributes the Purchased Assets to the Operating Partnership in exchange for additional OP Units equal to the number of shares of NGP Common Stock issued in the Asset Purchase.

STEP 3: The Operating Partnership leases all of the golf courses comprising the Purchased Assets to AGC pursuant to the New Lease. This step will occur after consummation of the Merger diagrammed below.

                            [DIAGRAM OF THE MERGER]

STEP 1: Newco merges with and into GEI, with GEI being the Surviving Corporation, which will then be wholly-owned by The Price Trust. As a result of the Merger, each share of GEI Common Stock will be cancelled and converted into the right to receive, depending on the form of consideration paid by NGP in connection with the Asset Purchase, either (a) $6.00 in cash and approximately $6.00 of NGP Common Stock (subject to the maximum and minimum number of NGP shares issuable, as discussed above) or (b) $12.00 in cash. Holders of unexpired and unexercised options to acquire shares of GEI Common Stock will become entitled to receive an aggregate of $2,547,514 payable in cash and shares of NGP Common Stock in the same proportion as holders of GEI Common Stock receive in the Merger. Newco will contribute approximately $23.6 million of the cash consideration payable in connection with the Merger and will refinance approximately $54.9 million of GEI's existing indebtedness.

VOTE REQUIRED

  NGP. The affirmative vote of holders of a majority of the shares of NGP Common Stock voting on the Stock Issuance Proposal is required to adopt and approve the Stock Issuance Proposal, provided the total number of votes cast is a majority of the outstanding shares of NGP Common Stock. The affirmative vote of holders of a plurality of the shares of NGP Common Stock voting on the Election Proposal is required to adopt and approve the Election Proposal. See "Voting and Proxies--NGP."

  As of June 20, 1996, NGP's directors and executive officers as a group beneficially owned 854,575 shares of NGP Common Stock, or approximately 8.0% of those shares outstanding as of such date.

  GEI. The affirmative vote of holders of a majority of the outstanding shares of GEI Common Stock is required to adopt and approve the GEI Proposal. See "Voting and Proxies--GEI." Holders of an aggregate of 3,425,344 shares of GEI Common Stock, representing approximately 45% of the outstanding shares of GEI Common Stock (on a fully diluted basis), have entered into a Stockholder Agreement pursuant to which such holders have agreed, among other things, to vote their shares of GEI Common Stock in favor of the GEI Proposal. See "The Asset Purchase and Merger--Description of Acquisition Agreement--Stockholder Agreement."

  As of June 20, 1996, GEI's directors and executive officers as a group beneficially owned 3,858,501 shares of GEI Common Stock, or approximately 52.40% of those shares outstanding or subject to exercisable options as of such date.
                STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES
                              WITH THEIR PROXIES.


DISSENTERS' RIGHTS

  If the Merger is consummated, holders of GEI Common Stock who comply with the procedures required by Section 17-6712 of the Kansas General Corporation Code (the "KGCC") will, under certain circumstances, have the right to dissent and demand appraisal of the fair market value of their shares.

  Under Section 17-6712 of the KGCC, holders of GEI Common Stock seeking to exercise dissenters' rights must file a written objection to the Merger with GEI prior to the taking of the vote at the GEI Special Meeting, and must not consent to or vote in favor of the Merger. Within 10 days after the Merger becomes effective, GEI will so notify stockholders who have followed the filing and voting requirements. Within 20 days from the mailing of such notice, such stockholders must demand in writing from the Surviving Corporation payment of the value of their GEI Common Stock. If the Surviving Corporation and a dissenting stockholder agree on such value within 30 days of the expiration of the 20-day period, the Surviving Corporation will pay the stockholder such amount.

  Any dissenting stockholder who does not reach such an agreement during the 30-day period may demand an appraisal of the GEI Common Stock held by all stockholders failing to agree, by filing a petition with a Kansas state district court within four months of the expiration of the 30-day period. The court will appoint an appraiser who will conduct an investigation and offer a reasonable opportunity to the parties interested to submit pertinent evidence on the value of the shares. At the time of appointment, dissenting stockholders who hold certificated shares of GEI Common Stock will be required by the court to submit their certificates to the clerk of the court for holding pending the appraisal proceedings. After the appraiser reaches a determination, the Court may hear arguments on the appraisals and will decree the value of the stock and direct the Surviving Corporation to make payment to all dissenters.

  A more detailed description of the procedures required to be followed in order to properly exercise dissenters' rights, including certain actions that must be taken prior to the GEI Special Meeting, is set forth under "The Asset Purchase and Merger--Dissenters' Rights" and Annex V attached hereto, which sets forth the text of Section 17-6712 of the KGCC. FAILURE TO FOLLOW SUCH PROCEDURES WILL RESULT IN A LOSS OF ALL DISSENTERS' RIGHTS.

  Holders of NGP Common Stock are not entitled under Maryland law to dissenters' rights of appraisal in connection with the Asset Purchase.

THE ACQUISITION AGREEMENT

  On February 2, 1996, NGP, GEI and Newco executed and delivered the Acquisition Agreement, which was subsequently amended on February 16, 1996 by the First Amendment to the Asset Purchase Agreement and Agreement and Plan of Merger (the "First Amendment"). Copies of the Acquisition Agreement and the First Amendment are attached as Annex I and Annex II, respectively, to this Joint Proxy Statement--Prospectus and are incorporated herein by reference. All references herein to the "Acquisition Agreement" shall mean the Acquisition Agreement as amended by the First Amendment.

CONDITIONS TO THE ASSET PURCHASE AND THE MERGER

  The obligations of NGP and GEI to consummate the Asset Purchase and the Merger are subject to the satisfaction of certain conditions, including, among other things, approval by the stockholders of NGP of the Stock Issuance Proposal; approval by the stockholders of GEI of the GEI Proposal; the truth and correctness in all material respects, as of the Effective Time, of the respective representations and warranties of NGP and GEI set forth in the Acquisition Agreement; and the absence of a material adverse change in the business of NGP or GEI. See "The Asset Purchase and Merger--Description of the Acquisition Agreement--Conditions to the Asset Purchase and Merger."

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS OF NGP AND GEI;
REASONS FOR THE ASSET PURCHASE AND THE MERGER

  NGP. The NGP Board of Directors, based in part on the recommendation of the Independent Committee of the NGP Board of Directors (the "Independent Committee"), has determined that the terms of the Asset Purchase are fair to, and in the best interests of, NGP. Accordingly, the NGP Board of Directors has unanimously approved the Acquisition Agreement and recommends that holders of NGP Common Stock vote FOR approval of the Stock Issuance Proposal. For a description of possible conflicts of interest of certain NGP directors in recommending the Stock Issuance Proposal, see "The Asset Purchase and Merger-- Possible Conflicts of Interest of Certain Officers and Directors." The NGP Board of Directors further recommends that holders of NGP Common Stock vote FOR the election of the three nominees to serve as NGP Directors.

  GEI. The GEI Board of Directors has determined that the terms of the Asset Purchase and the Merger are fair to, and in the best interests of, GEI and its stockholders. Accordingly, the GEI Board of Directors has unanimously approved the GEI Proposal and recommends that holders of GEI Common Stock vote FOR approval and adoption of the GEI Proposal. For a description of possible conflicts of interest of certain Directors of GEI in recommending the Asset Purchase and the Merger, see "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors."

  For a description of certain other factors considered by the NGP and GEI Boards of Directors in analyzing the Asset Purchase and the Merger, and possible alternatives thereto, see "The Asset Purchase and Merger--Background of the Transaction," and "--Recommendations of the Boards of Directors of NGP and GEI; Reasons for the Asset Purchase and the Merger."

POSSIBLE CONFLICTS OF INTEREST OF CERTAIN OFFICERS AND DIRECTORS

  Certain members of NGP's and GEI's management may be deemed to have had certain conflicts of interest when negotiating and recommending approval of the Acquisition Agreement and the transactions contemplated thereby.

  NGP. Because of the significant management and beneficial ownership positions of David G. Price in each of Newco, AGC, NGP, the Operating Partnership and, following the Merger, the Surviving Corporation, Mr. Price had several conflicts of interest in connection with negotiating and approving the Asset Purchase and the Merger, including (i) the allocation between NGP and Newco of the consideration to be paid to GEI by NGP and Newco, (ii) the division of the assets of GEI between NGP and the Surviving Corporation, such that NGP acquires the Purchased Assets and the Surviving Corporation retains all of GEI's other assets, and (iii) the negotiation of the New Lease (as defined below) (with respect to the golf properties to be acquired from GEI in connection with the Asset Purchase) between the Operating Partnership and AGC. The terms of these transactions, however, were approved by the Independent Committee.

  GEI. As provided in the Acquisition Agreement, at the Effective Time, the officers of GEI immediately prior to the Effective Time shall be the initial officers of the corporation surviving the Merger (the "Surviving Corporation").

  Certain officers and directors of GEI hold unexpired and unexercised options to purchase a total of 946,473 shares of GEI Common Stock (the "GEI Options"). The GEI Options will be cancelled pursuant to the Acquisition Agreement in exchange for payment in an amount equal to the excess, if any, of the per share value of the consideration payable on account of each share of GEI Common Stock outstanding immediately prior to the Merger (up to $12.00) over the per share exercise price of the GEI Options, multiplied by the number of shares subject to the GEI Options. The aggregate value of the payments made to all holders (including officers and directors of GEI) of GEI Options will be $2,547,514 (subject to certain adjustments and limitations) payable in cash and shares of NGP Common Stock in the same proportion as holders of GEI Common Stock receive in the Merger. Exercisability of certain of these GEI Options will be accelerated as a result of the Acquisition Agreement. For a detailed summary of the number and average exercise price of options held by directors and officers of GEI entitled to receive such consideration, see "Risk Factors--Conflicts of Interest--GEI Conflicts."

  GEI officers and directors also will benefit from continued indemnification protection and directors' and officers' liability insurance after the Merger. Pursuant to the Acquisition Agreement, the indemnification provisions of GEI's existing Articles of Incorporation and Bylaws will be kept in effect by the Surviving Corporation. The policies of directors' and officers' liability insurance currently maintained by GEI also will be continued for not less than three years by the Surviving Corporation.

  Several significant holders of GEI Common Stock will have certain registration rights relating to any shares of NGP Common Stock received by them in connection with the Merger.

  Robert H. Williams, President and Chief Executive Officer of GEI, owns or controls 75,003 OP Units as a limited partner in the Operating Partnership, which currently constitute less than 1% of the OP Units in the Operating Partnership.

  For additional description of possible conflicts of interest, see "Risk Factors--Conflicts of Interest" and "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors."

OPINIONS OF FINANCIAL ADVISORS

  Opinion of NGP's Financial Advisor. On February 1, 1996, Montgomery Securities ("Montgomery") delivered its oral opinion to the NGP Board of Directors and the Independent Committee, which was subsequently confirmed in writing on and as of February 2, 1996, to the effect that the consideration to be paid by NGP in connection with the Asset Purchase is fair to NGP from a financial point of view as of such date. The full text of the Montgomery opinion, which sets forth a description of the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex III. See "The Asset Purchase and Merger--Opinion of NGP's Financial Advisor."

  Opinion of GEI's Financial Advisor. On February 1, 1996, William Blair & Company, L.L.C. ("William Blair") delivered its oral opinion to GEI's Board of Directors, which opinion was subsequently confirmed in writing on February 2, 1996, that the consideration to be received by the stockholders of GEI in the Merger pursuant to the Acquisition Agreement is fair, from a financial point of view, to such stockholders. The full text of the William Blair opinion, which sets forth a description of the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex IV. See "The Asset Purchase and Merger--Opinion of GEI's Financial Advisor."

RISK FACTORS

  In evaluating whether to approve the transactions comprising the Asset Purchase and the Merger, the stockholders of both GEI and NGP should consider the matters discussed under "Risk Factors." Such risks include:

  . Several of the parties involved in the negotiation and approval of the terms and conditions of the Acquisition Agreement may have had significant conflicts of interest concerning allocation of the consideration for the Asset Purchase and the Merger, allocation of GEI's assets between the Surviving Corporation and NGP and the terms of the New Lease between NGP and AGC. David G. Price may be subject to certain conflicts of interest with respect to the operation of the golf courses comprising the Purchased Assets vis-a-vis the operation of other golf courses managed and operated by AGC, and certain conflicts of interest may exist with respect to certain officers and directors of GEI in negotiating and recommending approval of the Acquisition Agreement;

  . No assurance can be given that Newco will be able to obtain the financing it requires to pay the Merger Consideration and refinance GEI's existing debt;

  . If NGP fails to qualify or continue to be qualified as a REIT, NGP would be taxed as a regular corporation, which would cause a reduction in the funds available for distribution to NGP stockholders;

  . Limitations exist on the actual or constructive ownership of more than 9.8% of the outstanding shares of NGP Common Stock which cause any shares owned or transferred in excess of the Ownership Limit to be transferred to a charitable organization, which limitations may make a change of control of NGP more difficult or may impact trading of the NGP Common Stock;

  . NGP's revenues and its ability to pay dividends are largely dependent on rental payments by AGC under leases relating to almost all of NGP's existing golf properties, and such dependence will be increased by the addition of the 20 golf course properties comprising the Purchased Assets that NGP intends to lease to AGC;

  . The value of the Asset Purchase Consideration payable by NGP in shares of NGP Common Stock is subject to variation if the market price of NGP Common Stock falls below or rises above certain prices;

  . Real estate investment considerations, including the possibility that NGP's golf course properties and any additional properties will generate income at rates lower than anticipated and the possibility that a property could sustain an uninsured loss;

  . The potential liability of NGP for environmental matters and the costs of compliance with certain governmental regulations;

  . The effect on the market price of the NGP Common Stock of the possible issuance of additional shares of NGP Common Stock as a result of the exchange of OP Units;

  . NGP's dependence on its key management personnel;

  . Distributions by NGP to its stockholders are dependent principally on rental payments under NGP's existing leases on its golf course properties and interest payments on four participating mortgage loans collateralized by first mortgage liens on four golf courses that NGP currently has an option to purchase. These revenues could be adversely affected by a default by a lessee under any of NGP's existing leases or a default in the payment of interest by a borrower under any of such loans;

  . Provisions of NGP's Articles of Incorporation and Bylaws and Maryland law which could restrict changes in control of NGP; and

  . The ability of David G. Price to designate one less than a majority of NGP's Board of Directors.

MANAGEMENT AND OPERATIONS OF NGP AND SURVIVING CORPORATION AFTER THE EFFECTIVE TIME

  NGP. The officers of NGP prior to the Effective Time will continue in their respective positions after the Effective Time. The NGP Board of Directors after the Effective Time will be composed of those Directors serving before the Effective Time whose seats are not the subject of the Election Proposal and those Directors duly elected at the NGP Annual Meeting. Immediately after the Effective Time, NGP intends to contribute the Purchased Assets purchased by NGP to the Operating Partnership in exchange for additional OP Units in an amount equal to the number of shares NGP Common Stock issued in connection with the Asset Purchase. The Operating Partnership will then lease all of the golf courses comprising the Purchased Assets to AGC pursuant to a master lease (the "New Lease"). The New Lease will be a triple net lease for an initial term of fifteen years. The New Lease will provide for a minimum base rent and a percentage rent feature enabling NGP to participate in revenue growth of such golf courses.

  Surviving Corporation. The officers and directors of the Surviving Corporation immediately after the Effective Time will be, respectively, the officers of GEI and the directors of Newco immediately prior to the Effective Time. GEI currently leases the Paradise Hills Golf Course in Albuquerque, New Mexico pursuant to a long-term triple net lease with the Operating Partnership, and following the Effective Time, the Surviving Corporation will continue as lessee under such lease. Other than this lease, neither NGP nor the Operating Partnership currently has with respect to GEI, or expects to have following the Effective Time with respect to the Surviving Corporation, any business relationship or other obligation.

FINANCING OF THE ACQUISITION

  NGP currently anticipates that it will elect to pay for the Purchased Assets with a combination of $17,213,351 in cash and $40,786,649 in shares of NGP Common Stock and, in any event, that the Operating Partnership will pay the cash portion of the purchase price for the Purchased Assets. The Operating Partnership intends to finance its payment of $17,213,351 by borrowing such amount under the Operating Partnership's existing credit facility. In the event that NGP elects to pay all cash as the consideration for the Asset Purchase, in which case the Operating Partnership would be substituted for NGP with respect to the entire Asset Purchase, the Operating Partnership would be required to pay $58 million in cash and certain related transaction costs of consummating the Asset Purchase. The Operating Partnership seeks to sell $75 million in senior unsecured notes, the proceeds of which will be used to reduce the outstanding balance on the Operating Partnership's existing credit facility and provide funds for future acquisitions. The Operating Partnership currently expects to close such financing by the end of June 1996 and, in the event such closing occurs, would have sufficient financing to pay the all-cash purchase price for the Purchased Assets.

  In connection with the Merger, Newco will be required to pay approximately $23.6 million of the cash consideration payable to holders of GEI Common Stock and options for such stock in the Merger, refinance approximately $54.9 million of GEI's existing debt and pay approximately $2.1 million in transaction costs related to negotiating and consummating the Merger. To pay such amounts and provide for additional working capital and a line of credit, Newco is seeking to obtain a capital contribution of approximately $67 million from David G. Price and a loan from one or more commercial lenders for approximately $30 million. David G. Price is seeking to obtain approximately $38 million of his capital contribution from the net proceeds of a loan to Mr. Price directly from one or more commercial lenders and obtain the remaining approximately $29 million of his capital contribution from the net proceeds of a loan from AGC. AGC is seeking to raise the funds that it will loan to Mr. Price, along with an additional $15 million that AGC will use to refinance its existing indebtedness, and AGC expects to close such financing prior to the Effective Time. Newco currently expects that it will be able to obtain all of the financing it requires to consummate the Merger prior to the Effective Time. Receipt of sufficient financing to consummate the Merger is not a condition to the closing of the Acquisition Agreement, and accordingly, Newco (the obligations of which are guaranteed by AGC) may be in breach of the Acquisition Agreement if it fails to obtain such financing. See "Risk Factors--No Assurance that Financing Necessary to Consummate the Asset Purchase and the Merger Will be Obtained" and "The Asset Purchase and Merger--Financing of the Acquisition."

ACCOUNTING TREATMENT OF THE ASSET PURCHASE AND THE MERGER

  Both the Asset Purchase and the Merger will be accounted for by NGP under the "purchase" method of accounting in accordance with generally accepted accounting principles ("GAAP").

CERTAIN FEDERAL REGULATORY MATTERS

  The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. NGP and GEI provided certain information and observed the required waiting period under the HSR Act, which terminated on March 27, 1996. For further information with respect to such filings, see "The Asset Purchase and Merger--Certain Federal Regulatory Matters."

LISTING OF GEI COMMON STOCK AND NGP COMMON STOCK

  GEI Common Stock currently is listed on the Nasdaq Stock Market ("Nasdaq") under the symbol "GLFE." Upon consummation of the Merger, GEI Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act. NGP Common Stock currently is, and is expected to continue to be, listed on the NYSE under the symbol "TEE." See "The Asset Purchase and Merger--Delisting and Deregistration of GEI Common Stock."

COMPARATIVE MARKET PRICES; NGP DISTRIBUTIONS AND GEI DIVIDENDS

  The following table sets forth, for the fiscal quarters indicated, the range of high and low sale prices of NGP Common Stock on the NYSE and GEI Common Stock on Nasdaq, and distributions declared on NGP Common Stock.

                                                                      GEI
                                        NGP COMMON STOCK         COMMON STOCK
                                 ------------------------------ ---------------
                                   HIGH     LOW    DISTRIBUTION  HIGH     LOW
                                 -------- -------- ------------ ------- -------
YEAR ENDING DECEMBER 31, 1996
  2nd Quarter (through June 20,
   1996)........................ $25.375  $23.00     $    --     $11.75 $11.125
  1st Quarter...................  26.50    22.25      0.41        12.00   7.25
YEAR ENDED DECEMBER 31, 1995
  4th Quarter...................  $24.00   $21.50    $0.41       $13.75 $ 6.75
  3rd Quarter...................   22.25    20.00     0.41        14.25  12.25
  2nd Quarter...................   22.50    19.375    0.39375     14.00  10.25
  1st Quarter...................   22.125   19.50     0.39375     12.25   7.75
YEAR ENDED DECEMBER 31, 1994
  4th Quarter...................  $22.125  $17.25    $0.39375    $13.50 $10.25
  3rd Quarter...................   23.00    20.00     0.39375     15.00  12.50
  2nd Quarter(1)................   21.75    19.625    0.35          --     --
  1st Quarter(1)................   21.375   19.25     0.35          --     --

- --------
(1) GEI Common Stock has been listed and traded on Nasdaq since July 13, 1994.

                                     xviii

  On January 10, 1996, the last trading date prior to the announcement that GEI was in discussions with a potential acquiror involving an acquisition of GEI for cash and securities valued at approximately $12 per share, the high and low sales prices on Nasdaq were $8.75 and $8.125 per share, respectively, for GEI Common Stock, and on the NYSE were $23.125 and $22.75 per share, respectively, for NGP Common Stock. On February 2, 1996, the last trading date prior to the date on which GEI and NGP publicly announced the signing of the Acquisition Agreement, the high and low sales prices on Nasdaq were $10.25 and $9.75 per share, respectively, for GEI Common Stock, and on the NYSE were $23.125 and $23.00 per share, respectively, for NGP Common Stock. On June 20, 1996, the high and low sales prices and last reported sales price on Nasdaq were $11.75, $11.50 and $11.75 per share for GEI Common Stock, and on the NYSE were $24.50, $24.125 and $24.25 per share, respectively, for NGP Common Stock. See "Comparative Market Prices; NGP Distributions and GEI Dividends." STOCKHOLDERS OF BOTH GEI AND NGP ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR GEI COMMON STOCK AND NGP COMMON STOCK.

  GEI has not declared or paid any dividends with respect to GEI Common Stock. NGP has regularly declared and paid quarterly distributions with respect to NGP Common Stock. It is anticipated that NGP will continue to pay regular distributions in the foreseeable future following the Asset Purchase and the Merger. See "Comparative Market Prices; NGP Distributions and GEI Dividends."

  NGP paid distributions to stockholders of $1.59 per share in 1995, of which $1.34 represents ordinary income and $0.25 represents return of capital on a tax basis. On a book basis, $0.34 per share represents return of capital. In 1994, NGP paid distributions to stockholders of $1.44 per share, of which $1.21 represents ordinary income and $0.23 represents return of capital on a tax basis. On a book basis, $0.32 per share represents return of capital. In order to maintain its qualification in 1995 and 1994 as a REIT for federal income tax purposes, NGP was required to make distributions to its stockholders of at least $1.18 and $1.10 per share, respectively.

EXCHANGE OF CERTIFICATES

  Promptly after the Merger, holders of certificates that formerly represented shares of GEI Common Stock will receive a letter of transmittal containing instructions for the surrender of such certificates in exchange for either cash and certificates representing shares of NGP Common Stock, or all cash, depending on the form of the consideration paid by NGP in connection with the Asset Purchase. See "The Asset Purchase and Merger--Description of Acquisition Agreement--Exchange of GEI Certificates."

  STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES. GEI COMMON STOCK CERTIFICATES WILL BE EXCHANGED FOR NGP COMMON STOCK CERTIFICATES AND/OR CASH FOLLOWING CONSUMMATION OF THE MERGER IN ACCORDANCE WITH INSTRUCTIONS WHICH THE SURVIVING CORPORATION WILL SEND TO HOLDERS OF GEI COMMON STOCK AFTER THE MERGER.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  In the Asset Purchase, GEI will recognize taxable gain in an amount equal to the excess of the amount of cash and the fair market value of NGP Common Stock received by GEI, plus the amount of any liabilities transferred to NGP, over GEI's tax basis in the Purchased Assets. In general, it is expected that a GEI stockholder's disposition of his or her GEI Common Stock in the Merger will result in taxable gain or loss in an amount equal to the excess of the amount of cash plus the fair market value of the NGP Common Stock received by the GEI stockholder, over such stockholder's adjusted tax basis in his or her GEI Common Stock. Neither NGP nor the Operating Partnership will recognize any gain or loss upon the Asset Purchase or the Merger. For a detailed discussion of certain material federal income tax consequences of the transactions contemplated by the Acquisition Agreement, see "Material Federal Income Tax Consequences."

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

                     NGP SUMMARY HISTORICAL FINANCIAL DATA

  The following table sets forth summary financial data for NGP that is derived from NGP's consolidated financial statements and NGP's predecessors' (Golf Properties Group ("GPG")) combined financial statements for those years, which have been audited by Coopers & Lybrand L.L.P., and NGP's unaudited consolidated financial statements for the three months ended March 31, 1996 and 1995. Historical operating results of GPG may not be comparable to future operating results of NGP because: (i) NGP's golf course leases with AGC have materially different terms from the terms of the leases with GPG; (ii) historical operating revenues and operating expenses include revenues and expenses relating to five golf courses that were operated by AGC pursuant to management agreements (under which GPG received revenues and bore expenses and paid the operator a fee) rather than leases; and (iii) management fee expense reflects consulting services provided by AGC to GPG, which were not continued following NGP's initial public offering in August 1993. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the consolidated financial statements of NGP and notes thereto incorporated herein by reference.

                                 NATIONAL GOLF PROPERTIES, INC.                  GOLF PROPERTIES GROUP
                         --------------------------------------------------- ------------------------------
                              THREE
                          MONTHS ENDED        YEAR ENDED                                     YEAR ENDED
                            MARCH 31,        DECEMBER 31,      AUG. 18, 1993 JAN. 1, 1993   DECEMBER 31,
                         ----------------  ------------------     THROUGH       THROUGH    ----------------
                          1996     1995      1995      1994    DEC. 31, 1993 AUG. 17, 1993  1992     1991
                         -------  -------  --------  --------  ------------- ------------- -------  -------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues
 Rent................... $13,089  $10,583  $ 45,931  $ 36,637     $10,787       $10,678    $13,200  $13,071
 Gain on sale of
  property..............      25    2,000     1,893       --          --            --         --       --
 Operating..............     --       --        --        --          --          4,708      5,938    6,581
 Other income...........     --       --        --        --           17           499      1,013      582
                         -------  -------  --------  --------     -------       -------    -------  -------
Total revenues..........  13,114   12,583    47,824    36,637      10,804        15,885     20,151   20,234
                         -------  -------  --------  --------     -------       -------    -------  -------
Expenses
 Operating..............     --       --        --        --          --          3,950      5,151    5,433
 Management fee.........     --       --        --        --          --          2,193      2,485    2,286
 General &
  administrative........   1,239    1,056     4,258     4,709       1,374           --         --       --
 Depreciation &
  amortization..........   4,108    3,150    14,027    10,413       3,384         4,661      4,937    4,792
                         -------  -------  --------  --------     -------       -------    -------  -------
Total expenses..........   5,347    4,206    18,285    15,122       4,758        10,804     12,573   12,511
                         -------  -------  --------  --------     -------       -------    -------  -------
 Interest expense.......  (2,925)  (1,616)   (8,793)   (2,212)       (335)       (4,627)    (5,424)  (5,311)
 Interest income........     841      964     4,144     3,459       1,584            24         95      678
 Other income...........       7      101       114       194         --            --         --       --
                         -------  -------  --------  --------     -------       -------    -------  -------
Income before provision
 for taxes and
 minority interest......   5,690    7,826    25,004    22,956       7,295           478      2,249    3,090
Provision for taxes.....     (56)     (67)     (352)     (368)       (158)          --         --       --
                         -------  -------  --------  --------     -------       -------    -------  -------
Income before minority
 interest...............   5,634    7,759    24,652    22,588       7,137           478      2,249    3,090
Minority interest.......  (2,600)  (3,593)  (11,366)  (10,712)     (3,317)          --         --       --
                         -------  -------  --------  --------     -------       -------    -------  -------
Net income.............. $ 3,034  $ 4,166  $ 13,286  $ 11,876     $ 3,820       $   478    $ 2,249  $ 3,090
                         =======  =======  ========  ========     =======       =======    =======  =======
Net income per common
 share..................   $0.29    $0.39     $1.25     $1.12       $0.36           --         --       --
Weighted average number
 of common
 shares outstanding.....  10,622   10,622    10,622    10,612      10,603           --         --       --

                                                                            GOLF
                                NATIONAL GOLF PROPERTIES, INC.        PROPERTIES GROUP
                         -------------------------------------------- -----------------
                             MARCH 31,                     DECEMBER 31,
                         ----------------- --------------------------------------------
                           1996     1995     1995     1994     1993     1992     1991
                         -------- -------- -------- -------- -------- -------- --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Real estate before
 accumulated
 depreciation........... $365,910 $291,874 $362,068 $272,034 $166,410 $130,327 $103,600
Total assets............  355,716  295,124  347,967  275,071  222,739  102,779   78,947
Total debt..............  152,906   86,317  144,983   66,441   12,666   70,044   49,375
Minority interest.......   22,024   23,076   23,000   22,936   19,979      --       --
Stockholders' equity....  176,821  183,355  177,907  183,136  181,997      --       --
Cash distributions
 declared per common
 share..................     0.41     0.39     1.61     1.49     0.51      --       --

                                  NATIONAL GOLF PROPERTIES, INC.                   GOLF PROPERTIES GROUP
                         ---------------------------------------------------- --------------------------------
                              THREE
                           MONTHS ENDED        YEAR ENDED                                      YEAR ENDED
                            MARCH 31,         DECEMBER 31,      AUG. 18, 1993 JAN. 1, 1993    DECEMBER 31,
                         -----------------  ------------------     THROUGH       THROUGH    ------------------
                          1996      1995      1995      1994    DEC. 31, 1993 AUG. 17, 1993   1992      1991
                         -------  --------  --------  --------  ------------- ------------- --------  --------
                                               (IN THOUSANDS, EXCEPT PROPERTY DATA)
OTHER DATA:
NGP's funds from
 operations(1).......... $ 5,210  $  4,699  $ 19,641  $ 17,209    $   5,587      $ 5,129    $  7,176  $  7,872
Cash flows from (used
 in):
 Operating activities...  10,868     8,847    36,383    34,241        9,282        6,649      18,520    34,729
 Investing activities...  (8,225)  (21,017)  (76,019)  (32,003)    (106,728)      (8,763)    (16,961)   (6,082)
 Financing activities...   1,638    11,774    42,639       (52)      99,346        1,188      (1,069)  (28,422)
Number of courses.......      81        74        81        71           51           47          43        39
Number of locations.....      72        66        72        63           46           42          38        34

- -------
(1) NGP believes that to facilitate a clear understanding of the historical consolidated and combined operating results, funds from operations should be examined in conjunction with net income. Funds from operations is considered by management as an appropriate measure of the performance of an equity REIT because it is predicated on cash flow analyses, which management believes is more reflective of the value of real estate companies such as NGP rather than a measure predicated on generally accepted accounting principles which gives effect to non-cash expenditures such as depreciation. Funds from operations is generally defined as net income (loss) plus certain non-cash items, primarily depreciation and amortization. Funds from operations should not be considered as an alternative to net income as an indication of the NGP's performance or as an alternative to cash flow, as defined by generally accepted accounting principles, as a measure of liquidity. The National Association of Real Estate Investment Trusts, Inc. ("NAREIT") adopted revisions to the definition of funds from operations as set forth in the NAREIT "White Paper on Funds From Operations" dated March 1995. NGP has adopted the new definition of funds from operations and it intends to present both the old and new definitions of funds from operations to assist in comparisons with prior periods of NGP. The funds from operations presented may not be comparable to funds from operations for other REITs. The following table summarizes NGP's funds from operations, based on the old and new definitions, for the three months ended March 31, 1996 and 1995, the years ended December 31, 1995 and 1994, and the period August 18, 1993 through December 31, 1993, and Golf Properties Group's funds from operations for the period January 1, 1993 through August 17, 1993 and the years ended December 31, 1992 and 1991.

                                   NATIONAL GOLF PROPERTIES, INC.               GOLF PROPERTIES GROUP
                             ----------------------------------------------- ----------------------------
                                 THREE
                             MONTHS ENDED      YEAR ENDED                                   YEAR ENDED
                               MARCH 31,      DECEMBER 31,     AUG. 18, 1993 JAN. 1, 1993  DECEMBER 31,
                             --------------  ----------------       TO            TO       --------------
                              1996    1995    1995     1994    DEC. 31, 1993 AUG. 17, 1993  1992    1991
                             ------  ------  -------  -------  ------------- ------------- ------  ------
                                                         (IN THOUSANDS)
   Net income..............  $3,034  $4,166  $13,286  $11,876     $ 3,820       $  478     $2,249  $3,090
   Minority interest.......   2,600   3,582   11,366   10,712       3,317          --         --      --
   Depreciation and
    amortization...........   4,108   3,150   14,027   10,413       3,384        4,661      4,937   4,792
   Amortization--restricted
    stock..................     236     236      943      893         311          --         --      --
   Amortization--investment
    premiums...............     --      --       --       540         --           --         --      --
   Gain on sale of
    property...............     (25) (2,000)  (1,893)     --          --           --         --      --
   Write off of option
    payable................     --     (101)    (101)     --          --           --         --      --
   Discount on payoff of
    note payable...........     --      --       --      (175)        --           --         --      --
                             ------  ------  -------  -------     -------       ------     ------  ------
   Funds from operations--
    old definition.........   9,953   9,033   37,628   34,259      10,832        5,139      7,186   7,882
   Amortization--restricted
    stock..................    (236)   (236)    (943)    (893)       (311)         --         --      --
   Amortization--investment
    premiums...............     --      --       --      (540)        --           --         --      --
   Amortization--loan
    costs..................     (30)    (35)    (195)     (66)        (78)         (10)       (10)    (10)
   Depreciation--
    corporate..............     (12)     (9)     (43)     (31)         (3)         --         --      --
                             ------  ------  -------  -------     -------       ------     ------  ------
   Funds from operations--
    new definition.........  $9,675  $8,753  $36,447  $32,729     $10,440       $5,129     $7,176  $7,872
   NGP's share of funds
    from operations........   53.85%  53.69%   53.89%   52.58%      53.52%         100%       100%    100%
                             ------  ------  -------  -------     -------       ------     ------  ------
   NGP's funds from
    operations.............  $5,210  $4,699  $19,641  $17,209     $ 5,587       $5,129     $7,176  $7,872
                             ======  ======  =======  =======     =======       ======     ======  ======

    In order to maintain its qualification as a REIT for federal income purposes, NGP is required to make distributions to its stockholders. NGP's distributions to stockholders have been less than the total funds from operations because NGP is obligated to make certain payments with respect to principal debt and capital improvements. Management believes that to continue NGP's growth, funds from operations in excess of distributions, principal reductions and capital improvement expenditures should be invested in assets expected to generate returns on investment to NGP commensurate with NGP's investment objectives and policies.

 GEI'S BUSINESS RELATED TO THE PURCHASED ASSETSSUMMARY COMBINED FINANCIAL DATA

  The following table sets forth summary financial data that is derived from and should be read in connection with the combined financial statements of GEI's Business Related to the Purchased Assets, included elsewhere herein. The statement of operations and balance sheet data as of and for the year ended December 31, 1995 have been audited by Coopers & Lybrand L.L.P. The statement of operations data for the three months ended March 31, 1996 and 1995 and the balance sheet data as of March 31, 1996 have been derived from the unaudited financial statements of GEI's Business Related to the Purchased Assets, but include all adjustments (consisting only of normal recurring accruals) which are, in the opinion of GEI's management, necessary for a fair presentation of the results of operations for such periods and financial position at such dates. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. The Purchased Assets are comprised of 20 golf course properties and assets related to such properties currently owned by GEI. See "Description of Purchased Assets." The Purchased Assets do not include any cash, accounts receivable, prepaid expenses or liabilities attributable to GEI's operation of the 20 golf course properties comprising the Purchased Assets or any of GEI's other assets that are unrelated to the Purchased Assets (consisting of 21 leased golf course properties, three golf course management contracts and certain other assets related to such leased and managed courses). The following table sets forth financial data relating to GEI's operations of the 20 golf course properties comprising the Purchased Assets, including assets and liabilities that do not constitute Purchased Assets. As a result, the following table and the related financial statements of GEI's Business Related to the Purchased Assets are not representative of the financial performance of the Purchased Assets alone.

                                                THREE MONTHS
                                                ENDED MARCH
                                                    31,
                                               --------------
                                                                 YEAR ENDED
                                                1996    1995  DECEMBER 31, 1995
                                               ------- ------ -----------------
                                                        (IN THOUSANDS,
                                                    EXCEPT PROPERTY DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues................................ $ 8,583 $7,331      $40,678
                                               ------- ------      -------
Expenses
 Operating....................................   6,192  5,287       28,344
 General & administrative.....................     877    775        4,630
 Depreciation & amortization..................   1,151    843        3,239
                                               ------- ------      -------
Total expenses................................   8,220  6,905       36,213
                                               ------- ------      -------
 Interest expense, net........................     976    258        3,506
                                               ------- ------      -------
Income (loss) before income taxes ............   (613)    168          959
  Income taxes................................   (245)     67          384
                                               ------- ------      -------
Net income (loss)............................. $ (368) $  101      $   575
                                               ======= ======      =======
BALANCE SHEET DATA (AT PERIOD-END):
Real estate before accumulated depreciation... $91,860             $87,254
Total assets..................................  86,711              85,848
Total debt....................................  48,553              47,003
OTHER DATA (AT PERIOD-END):
Number of courses.............................      20     19           20
Number of locations...........................      20     19           20

               PRO FORMA COMBINED SUMMARY FINANCIAL DATA FOR NGP

  The following unaudited pro forma combined summary financial information reflects the acquisition of the Purchased Assets by NGP and assumes that NGP pays a combination of approximately $17.2 million in cash and approximately $40.8 million in shares of NGP Common Stock as consideration for the Asset Purchase. (For a discussion of the pro forma impact of NGP's exercise of its option to pay all cash for the Purchased Assets, see note 8.) The following financial information does not, however, reflect the Merger transactions between Newco and GEI. The pro forma balance sheet data at March 31, 1996 assumes the Asset Purchase occurred on March 31, 1996. The pro forma statement of operations for the three months ended March 31, 1996 and the year ended December 31, 1995 assumes the Asset Purchase occurred on January 1, 1995.

  The historical financial information of NGP as of and for the three months ended March 31, 1996 and the year ended December 31, 1995 have been derived from the NGP consolidated financial statements incorporated by reference herein. The pro forma financial information should be read in conjunction with the accompanying notes thereto and with the financial statements of NGP incorporated by reference. The pro forma financial information does not purport to be indicative of the financial position or operating results which would have been achieved had the acquisitions of golf course properties during the period and the Asset Purchase been consummated as of the dates indicated and should not be construed as representative of future financial position or operating results. In the opinion of NGP's management, all adjustments necessary to reflect the effects of the acquisitions to be consummated have been made.

                    HISTORICAL    PRO FORMA ADJUSTMENTS       PRO FORMA      HISTORICAL    PRO FORMA ADJUSTMENTS       PRO FORMA
                   ------------ -------------------------    ------------   ------------ -------------------------    ------------
                                                                               THREE                                     THREE
                    YEAR ENDED                                YEAR ENDED    MONTHS ENDED                              MONTHS ENDED
                   DECEMBER 31,      1995       PURCHASED    DECEMBER 31,    MARCH 31,        1996       PURCHASED     MARCH 31,
                       1995     ACQUISITIONS(1)  ASSETS        1995(2)          1996     ACQUISITIONS(1)  ASSETS        1996(2)
                   ------------ --------------- ---------    ------------   ------------ --------------- ---------    ------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF
 OPERATIONS DATA:
Revenues
 Rent............    $ 45,931       $4,504       $ 5,965 (3)   $ 56,400       $ 13,089         $16        $ 1,491 (3)   $ 14,596
 Gain on sale of
  property.......       1,893          --            --           1,893             25         --             --              25
                     --------       ------       -------       --------       --------         ---        -------       --------
Total revenues...      47,824        4,504         5,965         58,293         13,114          16          1,491         14,621
                     --------       ------       -------       --------       --------         ---        -------       --------
Expenses
 General &
  administrative..      4,258           --           --           4,258          1,239         --             --           1,239
 Depreciation &
  amortization...      14,027        2,263         2,645 (4)     18,935          4,108          11            661 (4)      4,780
                     --------       ------       -------       --------       --------         ---        -------       --------
Total expenses...      18,285        2,263         2,645         23,193          5,347          11            661          6,019
                     --------       ------       -------       --------       --------         ---        -------       --------
 Interest
  expense........      (8,793)      (2,346)       (1,555)(5)    (12,694)        (2,925)         (4)          (389)(5)     (3,318)
 Interest
  income.........       4,144         (936)          --           3,208            841          (4)           --             837
 Other income....         114          --            --             114              7         --             --               7
                     --------       ------       -------       --------       --------         ---        -------       --------
Income before
 provision for
 taxes and
 minority
 interest........      25,004       (1,041)        1,765         25,728          5,690          (3)           441          6,128
Provision for
 taxes...........        (352)         --            --            (352)(6)        (56)        --             --             (56)(6)
Minority
 interest........     (11,366)         469           165        (10,732)(7)     (2,600)          1             25         (2,574)(7)
                     --------       ------       -------       --------       --------         ---        -------       --------
Net income.......    $ 13,286       $ (572)      $ 1,930       $ 14,644 (8)   $  3,034         $(2)       $   466       $  3,498 (8)
                     ========       ======       =======       ========       ========         ===        =======       ========
Net income per
 common share....    $   1.25                                  $   1.19 (8)   $   0.29                                  $   0.28 (8)
Weighted average
 number of common
 shares
 outstanding.....      10,622                      1,682 (9)     12,304         10,622                      1,682 (9)     12,304
BALANCE SHEET
 DATA (AT PERIOD-
 END):
Real estate
 before
 accumulated
 depreciation....                                                             $365,910                    $57,732       $423,642
Total assets.....                                                              355,716                     59,652        415,368
Total debt.......                                                              152,906                     18,852        171,758
Minority
 interest........                                                               22,024                        --  (10)    22,024
Stockholders'
 equity..........                                                              176,821                     40,800        217,621

                                                        (Footnotes on next page)

                                     xxiii

- --------
 (1) During the year ended December 31, 1995, NGP acquired 11 golf courses, of which seven were private club courses and four were daily fee courses. During the three months ended March 31, 1996, NGP acquired one daily fee course.
 (2) Pro forma amounts do not include any adjustments to reflect NGP's anticipated exercise of options to acquire four golf courses, the exercise of which options has been authorized by the NGP Board of Directors and is expected to occur in the second quarter of 1996. See footnote (15) "Subsequent Events" of NGP's consolidated financial statements for the year ended December 31, 1995 incorporated by reference herein. The pro forma net income and net income per share for the three months ended March 31, 1996 and the year ended December 31, 1995 had the exercise of the options been consummated on January 1, 1996 and 1995, respectively, would have been $3,357,000 and $0.27 per share and $14,082,000 and $1.15 per share, respectively. If NGP elects to pay $58 million in cash for the Purchased Assets instead of the combination of cash and stock that NGP currently expects to pay, the pro forma net income and net income per share for the three months ended March 31, 1996 and the year ended December 31, 1995 had the exercise of the options been consummated on January 1, 1996 and 1995, respectively, would be $2,865,000 and $0.27 per share and $12,110,000 and $1.14 per share, respectively.
 (3) Assumes 10% of NGP's initial investment of approximately $59.7 million on the 20 golf courses and related assets comprising the Purchased Assets. See "The Asset Purchase and Merger--Management and Operations after Asset Purchase and Merger; Lease Terms--New Lease."
 (4) Reflects an increase in depreciation expense due to the acquisition of the Purchased Assets for a total investment of approximately $59.7 million. The Purchased Assets are recorded at cost and depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows: (i) buildings--30 years; (ii) ground improvements--20 years; and
     (iii) furniture, fixtures and equipment--5 years.
 (5) Reflects additional debt of approximately $18.9 million at an assumed interest rate of 8.25% that will be incurred by NGP to cover NGP's cash payment of approximately $17.2 million and estimated transaction costs of approximately $1.7 million. The current prime rate of interest is 8.25%. However, NGP expects a lower rate of interest charged on the additional debt. For every 1/8 percentage point fluctuation in the interest rate, net income will change by approximately $24,000.
 (6) No adjustment is made to provision for taxes because NGP believes that the tax expense will not materially increase as a result of its purchase of the Purchased Assets and resulting increased income due to the fact that a majority of the states where the golf courses comprising the Purchased Assets are located recognize the dividends paid deduction.
 (7) Reflects the Operating Partnership's limited partners' interest of 41.4% in the earnings of the Operating Partnership. The limited partners' interest percentage decreased due to 1,681,924 additional OP Units being issued to NGP in exchange for the Purchased Assets being contributed by NGP to the Operating Partnership.
 (8) If NGP elects to pay $58 million in cash for the Purchased Assets instead of the combination of cash and stock that NGP currently expects to pay, the pro forma information listed below would apply. Paying all cash for the Purchased Assets would result in additional debt of $40.8 million and additional interest expense of approximately $3.4 million for the year ended December 31, 1995 and $40.8 and $0.8 million for the three months ended March 31, 1996. The pro forma information (a) assumes that all of the golf courses acquired by NGP through March 31, 1996 had been acquired at the beginning of the period or as of the date for which such information is provided and (b) does not account for NGP's anticipated exercise of options to acquire four additional golf course properties.

                                             YEAR ENDED     THREE MONTHS ENDED
                                          DECEMBER 31, 1995   MARCH 31, 1996
                                          ----------------- ------------------
                                            (IN THOUSANDS, EXCEPT PER SHARE
                                                         DATA)
   STATEMENT OF OPERATIONS DATA:
   Net income............................      $12,659           $  3,002
   Net income per common share...........      $  1.19           $   0.28
   Weighted average number of common
    shares outstanding...................       10,622             10,622
   BALANCE SHEET DATA (AT PERIOD END):
   Real estate before accumulated
    depreciation.........................                        $423,642
   Total assets..........................                         415,368
   Total debt............................                         212,558
   Minority interest.....................                          22,024
   Stockholders' equity..................                         176,821

 (9) Reflects the issuance of 1,681,924 shares of NGP Common Stock as partial consideration for the Purchased Assets based on the closing price of NGP Common Stock on the NYSE ($24.25) on June 20, 1996.
(10) The pro forma balance sheet data at March 31, 1996 assumes the Asset Purchase occurred on March 31, 1996 . Therefore, even though NGP's ownership interest in the Operating Partnership would have increased at March 31, 1996 due to the Asset Purchase occurring on such date, there would be no increase or decrease in the minority interest balance as of such date.

               PRO FORMA COMBINED SUMMARY FINANCIAL DATA FOR AGC

  The pro forma combined financial information presented below are based on adjustments made to the historical consolidated financial statements of AGC and give effect to AGC entering into 20 leases with NGP as a result of NGP's acquisition of the Purchased Assets, and AGC's other new lease and management agreements acquired. The pro forma balance sheet data at March 31, 1996 assumes the 20 leases entered into with NGP and AGC's other new lease and management agreements began on March 31, 1996. The pro forma statement of operations for the three months ended March 31, 1996 and the twelve months ended December 31, 1995 assumes the leases and management agreements began on January 1, 1995.

  The pro forma financial information should be read in conjunction with the accompanying notes thereto and with the financial statements of AGC incorporated herein by reference. The pro forma financial information does not purport to be indicative of the financial position or operating results which would have been achieved had the leases been consummated as of the dates indicated and should not be construed as representative of future financial position or operating results. In the opinion of AGC's management, all adjustments necessary to reflect the effects of the leases to be consummated have been made.

                     HISTORICAL    PRO FORMA ADJUSTMENTS          PRO FORMA    HISTORICAL    PRO FORMA ADJUSTMENTS
                    ------------ --------------------------      ------------ ------------ -------------------------------
                                                                              THREE MONTHS
                     YEAR ENDED    1995                           YEAR ENDED     ENDED       1996
                    DECEMBER 31, ACQUISI- PURCHASED ADJUST-      DECEMBER 31,  MARCH 31,   ACQUISI- PURCHASED      ADJUST-
                        1995     TIONS(1) ASSETS(2)  MENTS         1995(3)        1996     TIONS(4) ASSETS(2)       MENTS
                    ------------ -------- --------- -------      ------------ ------------ -------- ---------      -------
                                                       (IN THOUSANDS)
Revenues:
 Green fees.......    $134,100   $ 6,652   $ 4,791  $   --         $145,543     $ 29,305    $ --    $    743        $ --
 Cart rentals.....      51,801     2,339     5,275      --           59,415       11,251      --         975          --
 Member dues and
  initiation
  fees............      50,134     5,050    16,638      --           71,822       15,202      --       4,374          --
 Food and beverage
  sales...........      54,956     3,737     8,223      --           66,916       11,068      --       1,523          --
 Merchandise
  sales...........      30,888     2,613     4,558      --           38,059        6,551      --         825          --
 Other revenue....      32,755     1,835     1,193      --           35,783        7,988      --         143          --
 Management fees..       4,432       294       --       --            4,726          677        6        --           --
                      --------   -------   -------  -------        --------     --------    -----   --------        -----
Total revenues....     359,066    22,520    40,678      --          422,264       82,042        6      8,583          --
                      --------   -------   -------  -------        --------     --------    -----   --------        -----
Costs & expenses:
 Payroll and
  related
  expenses........     118,440     7,739    11,687      --          137,866       29,941       57      2,792          --
 Cost of
  merchandise
  sold............      20,142     1,678     3,447      --           25,267        4,050      --         652          --
 Cost of food and
  beverage sold...      17,514     1,145     2,952      --           21,611        3,428      --         634          --
 General and
  administrative..      35,204     3,203     6,099      --           44,506        8,393       23      1,270          --
 Repairs and
  maintenance.....      11,435       545     3,870      --           15,850        2,134        4        819          --
 Other operating
  expenses........      60,983     3,004     4,919      --           68,906       12,694       62      1,130          --
 Rents............      77,767     4,471       --     5,965 (5)      88,203       18,690      --         --         1,491 (5)
 Depreciation and
  amortization....       6,970       --      3,239   (3,239)(6)       6,970        2,082      --         965         (965)(6)
                      --------   -------   -------  -------        --------     --------    -----   --------        -----
Total costs &
 expenses.........     348,455    21,785    36,213    2,726         409,179       81,412      146      8,262          526
                      --------   -------   -------  -------        --------     --------    -----   --------        -----
Operating income
 (loss)...........      10,611       735     4,465   (2,726)         13,085          630     (140)       321         (526)
Other income
 (expense):
 Interest income..       1,583       --        --     2,712 (7)       4,295          321      --         --           678 (7)
 Interest
  expense.........      (2,830)      --     (3,506)     621 (8)      (5,715)        (561)     --        (934)         208 (9)
                      --------   -------   -------  -------        --------     --------    -----   --------        -----
Income (loss)
 before provision
 for income taxes
 and minority
 interest in
 earnings.........       9,364       735       959      607          11,665          390     (140)      (613)         360
Provision for
 income taxes.....        (201)      --       (384)     343 (11)       (242)         (12)     --         245         (245)(11)
                      --------   -------   -------  -------        --------     --------    -----   --------        -----
Income (loss)
 before minority
 interest in
 loss.............       9,163       735       575      950          11,423          378     (140)      (368)         115
Minority interest
 in loss..........         519       --        --       --              519          129      --         --           --
                      --------   -------   -------  -------        --------     --------    -----   --------        -----
Net income
 (loss)...........    $  9,682   $   735   $   575  $   950        $ 11,942     $    507    $(140)  $   (368)       $ 115
                      ========   =======   =======  =======        ========     ========    =====   ========        =====
BALANCE SHEET DATA
 (AT PERIOD END):
  Current assets..                                                              $ 49,039            $ (3,100)(10)
  Total assets....                                                               148,280              26,500 (10)
  Total
   liabilities....                                                                82,795              26,500 (10)
  Stockholders'
   equity.........                                                                64,935                 --
                     PRO FORMA
                    ------------
                    THREE MONTHS
                       ENDED
                     MARCH 31,
                      1996(3)
                    ------------
Revenues:
 Green fees.......    $ 30,048
 Cart rentals.....      12,226
 Member dues and
  initiation
  fees............      19,576
 Food and beverage
  sales...........      12,591
 Merchandise
  sales...........       7,376
 Other revenue....       8,131
 Management fees..         683
                    ------------
Total revenues....      90,631
                    ------------
Costs & expenses:
 Payroll and
  related
  expenses........      32,790
 Cost of
  merchandise
  sold............       4,702
 Cost of food and
  beverage sold...       4,062
 General and
  administrative..       9,686
 Repairs and
  maintenance.....       2,957
 Other operating
  expenses........      13,886
 Rents............      20,181
 Depreciation and
  amortization....       2,082
                    ------------
Total costs &
 expenses.........      90,346
                    ------------
Operating income
 (loss)...........         285
Other income
 (expense):
 Interest income..         999
 Interest
  expense.........      (1,287)
                    ------------
Income (loss)
 before provision
 for income taxes
 and minority
 interest in
 earnings.........          (3)
Provision for
 income taxes.....         (12)
                    ------------
Income (loss)
 before minority
 interest in
 loss.............         (15)
Minority interest
 in loss..........         129
                    ------------
Net income
 (loss)...........    $    114
                    ============
BALANCE SHEET DATA
 (AT PERIOD END):
  Current assets..    $ 45,939
  Total assets....     174,780
  Total
   liabilities....     109,295
  Stockholders'
   equity.........      64,935

- -------
 (1) During the year ended December 31, 1995 AGC entered into 14 lease agreements and 6 management agreements (10 daily fee courses and 10 private country clubs).
 (2) Reflects AGC operating the 20 golf courses purchased by NGP under triple net leases.
 (3) Pro forma amounts do not include any adjustments to reflect NGP's anticipated exercise of options to acquire four golf courses, the exercise of which has been authorized by the NGP Board of Directors and is expected to occur in the second quarter of 1996. See footnote (15) "Subsequent Events" in NGP's consolidated financial statements incorporated by reference herein. Assuming the exercise took place on January 1, 1995, AGC's net income would have decreased $556,000 and $116,000 for the year ended December 31, 1995 and for the three months ended March 31, 1996, respectively, due to an increase in rent expense.
 (4) During the three months ended March 31, 1996 AGC entered into 4 lease and management agreements for daily fee courses.
 (5) Assumes 10% of NGP's initial investment of approximately $59.7 million on the 20 golf courses and related assets comprising the Purchased Assets. See "The Asset Purchase and Merger--Management and Operations after Asset Purchase and Merger; Lease Terms--New Leases."
 (6) Reflects the adjustment to eliminate depreciation and amortization since, as lessee, AGC will not acquire depreciable assets. Accordingly, AGC will not incur any depreciation and amortization expense related to the Purchased Assets.
 (7) Reflects the interest income related to the $29 million AGC will loan to David G. Price which will be used to capitalize Newco. The interest rate is 9.35%. See "The Asset Purchase and Merger; Financing of the Acquisition."
 (8) Adjustment reflects the following for the year ended December 31, 1995:
     (i) eliminating interest expense incurred by GEI of $3,506,000 as AGC will not assume GEI's debt; (ii) additional interest expense of $3,860,000 related to the issuance of $41.5 million of secured notes at an interest rate of 9.35%, which is based on discussions with lenders; (iii) eliminating interest expense of $1,050,000 incurred on the $15 million of bank indebtedness to be retired with proceeds from the $41.5 million of secured notes; and, (iv) amortization of $75,000 related to the $600,000 placement fee for the issuance of the $41.5 million of secured notes.
 (9) Adjustment reflects the following for the three months ended March 31, 1996: (i) eliminating interest expense incurred by GEI of $934,000 as AGC will not assume GEI's debt; (ii) additional interest expense of $970,000 related to the issuance of $41.5 million of secured notes at an interest rate of 9.35%, which is based on discussions with lenders; (iii) eliminating interest expense of $263,000 incurred on the $15 million of bank indebtedness to be retired with proceeds from the $41.5 million of secured notes; and, (iv) amortization of $19,000 related to the $600,000 placement fee for the issuance of the $41.5 million of secured notes.
(10) Reflects the issuance of $41.5 million of secured notes which along with $3.1 million of cash on hand will be used as follows: $29 million will be loaned to David G. Price to capitalize Newco, $15 million will be used to retire existing bank indebtedness and $600,000 will be used to pay the placement fee related to the issuance of the $41.5 million secured notes.
(11) Reflects a reduction of the provision for federal income tax since AGC has elected to be taxed as an S corporation under the Internal Revenue Code of 1986, as amended.

              COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

  The following table sets forth (i) the historical net income per share, the historical book value per share and the cash dividends declared per share of GEI Common Stock; (ii) the historical net income per share, the historical book value per share and the cash distributions declared per share of NGP Common Stock; (iii) the unaudited pro forma net income per share, the unaudited pro forma book value per share and the unaudited pro forma cash distributions declared per share of NGP Common Stock after giving effect to NGP's acquisition of the Purchased Assets; and (iv) the unaudited pro forma net income per share, the unaudited pro forma book value per share and the unaudited pro forma cash distributions declared per share of an equivalent share of GEI Common Stock assuming an exchange ratio for each share of GEI Common Stock of 0.247 of a share of NGP Common Stock based on the fractional share of NGP Common Stock valued at approximately $6.00 to be received by GEI shareholders over the closing price of NGP Common Stock on the NYSE ($24.25) on June 20, 1996. The historical and pro forma net income per share is derived from the historical and pro forma information presented elsewhere herein. The pro forma financial information should be read in conjunction with the financial statements of NGP incorporated by reference herein and for GEI's Business Related to the Purchased Assets included elsewhere herein. The pro forma information (a) assumes that all of the golf courses acquired by NGP through March 31, 1996 had been acquired at the beginning of the period or as of the date for which such information is provided and (b) does not account for NGP's anticipated exercise of options to acquire four additional golf course properties. The pro forma information assumes that NGP pays a combination of approximately $17.2 million in cash and approximately $40.8 million in shares of NGP Common Stock as consideration for the Asset Purchase. The pro forma information does not purport to be indicative of the financial position or operating results which would have been achieved had the Asset Purchase been consummated as of January 1, 1996 (in the case of the data for the three months ended March 31, 1996) and January 1, 1995 (in the case of the data for the year ended December 31, 1995) and should not be construed as representative of future financial position, operating results or distributions.

                                                          PRO FORMA  PRO FORMA
                                             HISTORICAL    NGP AND   EQUIVALENT
                                           -------------- PURCHASED   FOR ONE
                                                 NATIONAL  ASSETS   SHARE OF GEI
                                            GEI    GOLF   COMBINED  COMMON STOCK
                                           ----- -------- --------- ------------
Net income per share:
  Year ended December 31, 1995............ $0.51  $ 1.25   $ 1.19      $0.29
  Three months ended March 31, 1996.......  0.26    0.29     0.28       0.07
Book value per share:
  December 31, 1995.......................  6.49   16.75    17.77       4.39
  March 31, 1996..........................  6.79   16.65    17.69       4.37
Cash distributions declared:
  Year ended December 31, 1995............   --     1.59     1.59       0.39
  Three months ended March 31, 1996.......   --     0.41     0.41       0.10

                                     xxvii

                     GEI SUMMARY HISTORICAL FINANCIAL DATA

  NGP is acquiring from GEI only the 20 golf courses and related assets comprising the Purchased Assets. Immediately following the Asset Purchase, Newco will acquire GEI's remaining assets (consisting of 21 leased golf course properties, three golf course management contracts and certain other assets related to such leased and managed courses) and assume GEI's liabilities by merging with and into GEI with GEI being the surviving corporation.

  Set forth below are the summary historical financial and operating data of GEI for each of the years in the five-year period ended December 31, 1995 and the three-month periods ended March 31, 1996 and 1995. The statement of operations data for the year ended December 31, 1991 represent the combined results of operations of Jim Colbert Golf, Inc., a wholly-owned subsidiary of GEI ("JCG"), for the period from January 1, 1991 to March 24, 1991 and GEI for the period from March 25, 1991 to December 31, 1991. The statement of operations data for the period from January 1, 1991 to March 24, 1991 have been derived from the unaudited historical financial statements of JCG. The statement of operations and balance sheet data as of and for the period from March 25, 1991 to December 31, 1991 and as of and for the years ended
December 31, 1992, 1993, 1994 and 1995 have been derived from the audited financial statements of GEI. The statement of operations data for the three months ended March 31, 1996 and 1995 and the balance sheet data as of March 31, 1996 have been derived from the unaudited financial statements of GEI, but include all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results of operations for such periods and financial position at such dates. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. The data should be read in conjunction with "GEI Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the Consolidated Financial Statements of GEI and notes thereto included elsewhere herein.

                         THREE MONTHS ENDED
                             MARCH 31,                  YEARS ENDED DECEMBER 31,
                         -------------------- ------------------------------------------------
                           1996       1995      1995      1994      1993      1992    1991 (1)
                         ---------  --------- --------  --------  --------  --------  --------
                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Operating revenue...... $  22,891  $ 16,344  $ 80,190  $ 48,682  $ 38,404  $ 34,716  $ 30,137
 Operating expenses.....    17,710    13,070    64,733    38,288    29,772    26,316    24,285
 Depreciation and
  amortization(2).......     2,094     1,722     6,871     4,802     4,089     3,995     4,398
 Other expense(3).......       --        --        --        --        334        88     2,226
                         ---------  --------  --------  --------  --------  --------  --------
  Total costs and
   expenses.............    19,804    14,792    71,604    43,090    34,195    30,399    30,909
                         ---------  --------  --------  --------  --------  --------  --------
  Operating income
   (loss)(4)............     3,087     1,552     8,586     5,592     4,209     4,317      (772)
 Interest expense, net..     1,288     1,225     5,090     3,996     4,801     5,177     5,184
                         ---------  --------  --------  --------  --------  --------  --------
  Income (loss) before
   income taxes and
   extraordinary item...     1,799       327     3,496     1,596      (592)     (860)   (5,956)
 Income taxes(5)........        57        22       109        50        52        42        22
                         ---------  --------  --------  --------  --------  --------  --------
  Income (loss) before
   extraordinary item...     1,742       305     3,387     1,546      (644)     (902)   (5,978)
 Extraordinary item(6)..       --        --        --      2,638       --        --        --
                         ---------  --------  --------  --------  --------  --------  --------
  Net income (loss)..... $   1,742  $    305  $  3,387  $ (1,092) $   (644) $   (902) $ (5,978)
                         =========  ========  ========  ========  ========  ========  ========
  Income (loss) per
   common share before
   extraordinary
   item(7).............. $    0.26  $   0.05  $   0.51  $   0.33  $  (0.09)
                         =========  ========  ========  ========  ========
BALANCE SHEET DATA (AT
 PERIOD-END):
 Working capital
  (deficit)............. $   3,155            $    956  $  5,366  $ (1,573) $   (118) $ (1,285)
 Total assets...........   123,375             121,862   102,894    58,087    49,438    48,225
 Long-term debt, net of
  current portion.......    59,082              59,375    50,653    45,156    40,105    39,750
 Redeemable convertible
  preferred stock.......       --                  --        --     22,212    17,258    13,863
 Stockholders' equity
  (deficit).............    44,711              42,134    38,591   (18,095)  (15,706)  (13,410)
SUPPLEMENTAL DATA:
 Net cash provided by
  operating activities..     2,384     2,228     9,635     4,617     4,353     3,761     2,216
 Net cash used by
  investing activities..    (1,181)   (7,669)  (19,811)  (35,959)   (7,035)   (2,683)   (3,011)
 Net cash provided
  (used) by financing
  activities............       174     4,253     6,739    35,030     1,698      (256)    1,315
 Number of golf
  facilities at period-
  end...................        43        39        43        36        27        22        19
 Number of rounds played
  (in thousands)........       436       349     1,793     1,388     1,238     1,124       933

                                                        (Footnotes on next page)

                                     xxviii

- --------
(1) Represents the combined results of operations of JCG, the predecessor and a wholly-owned subsidiary of GEI, from January 1, 1991 to March 24, 1991 (unaudited) and the results of operations of GEI for the period from March 25, 1991, the date of the recapitalization of GEI (the "1991 Recapitalization"), to December 31, 1991.
(2) Includes amortization of consulting, confidentiality and noncompete agreements recorded in connection with the 1991 Recapitalization of $211,000, $845,000 and $887,000 in 1993, 1992 and 1991, respectively.
(3) Consists of non-recurring, non-cash charges associated with the early termination of leases and in 1991 includes a one-time charge to compensation expense recorded by JCG in connection with the 1991 Recapitalization in the amount of $1,011,000, primarily associated with payments made to cancel certain stock options.
(4) Includes effects of (i) corporate relocation expenses of $347,000 and $173,000 in 1993 and 1991, respectively, and (ii) operating income (loss) associated with terminated leased facilities of ($347,000), ($33,000) and $82,000 in 1993, 1992 and 1991, respectively.
(5) Consists solely of state income taxes.
(6) In 1994, in connection with GEI's initial public offering, GEI paid prepayment penalties of $1,971,000 associated with the early retirement of debt and wrote off $667,000 of deferred debt issuance costs related to the debt retired.
(7) The weighted average number of common shares outstanding during the three months ended March 31, 1996 and 1995 includes the effect of stock options, using the treasury stock method and the market price per share at the end of the respective periods, as the inclusion of these options has a dilutive effect on net income per common share. The use of the ending market price per share in these periods results in full dilution, as such price exceeds the average market price per share during the respective periods. Primary net income per common share is not materially different from fully diluted net income per common share for the periods. The weighted average number of common shares outstanding during 1995 and 1994 includes the effect of stock options, using the treasury stock method and the average market price per share, as the inclusion of these options has a dilutive effect on income per common share before extraordinary item. The use of the average market price per share in 1995 and 1994 results in full dilution, as such price exceeds the market price at the end of the respective periods. The weighted average number of common shares outstanding during 1994 and 1993 have been adjusted for (i) the retroactive effect of the conversion of redeemable convertible preferred stock and convertible notes to common stock, (ii) the issuance of common stock in payment of dividends on the redeemable convertible preferred stock and interest notes and additional accrued interest related to the convertible notes and (iii) the common stock split, as if these events occurred at the beginning of the respective year. The weighted average number of common shares outstanding during 1993 includes the effect of stock options issued in 1994 at prices below the initial public offering price without regard for the antidilutive effect of such options. Net loss attributable to common stockholders used to calculate income (loss) per common share before extraordinary item excludes $1,234,000 and $1,745,000 of preferred stock dividends and accretion to mandatory redemption value for all classes of redeemable convertible preferred stock during 1994 and 1993, respectively, and $186,000 and $308,000 of interest expense associated with the convertible notes during 1994 and 1993, respectively.

                                 RISK FACTORS

  In evaluating whether to approve the transactions comprising the Asset Purchase and the Merger, the stockholders of both GEI and NGP should consider the following risks:

CONFLICTS OF INTEREST

  Several of the parties involved in the negotiation and approval of the Asset Purchase and the Merger may have had significant conflicts of interests, including the following:

  Allocation of Consideration for the Asset Purchase and the Merger and Allocation of GEI's Assets. The Price Revocable Trust, of which David G. Price is the sole trustee, and Mr. Price, his wife Dallas P. Price and their children are beneficiaries (the "Price Trust"), is the sole stockholder of Newco, and will be the sole stockholder of the Surviving Corporation. David G. Price is the principal shareholder and Chairman of the Board of Directors of AGC and Chairman of the Board of Directors of NGP, and currently owns, and following consummation of the Asset Purchase and the Merger will own, 6.3% and 5.5%, respectively, of the outstanding NGP Common Stock, and, along with his affiliates, 41.5% and 38.3%, respectively, of the OP Units in the Operating Partnership. Because of his involvement with each of these entities, Mr. Price had certain conflicts of interest with respect to the allocation of the consideration for the Asset Purchase and the Merger among the Purchased Assets to be acquired by NGP and the other assets of GEI that will remain with the Surviving Corporation. Under the Acquisition Agreement, NGP will acquire all assets of GEI allowable under the REIT rules, while the Surviving Corporation will retain the remaining GEI assets, which will include non-golf assets and contracts to lease or manage various golf course properties. As a result of Mr. Price's conflicts of interest, there is a risk that the terms of the Acquisition Agreement are not as favorable to NGP as they might have been if such conflicts of interest did not exist. See "Description of Purchased Assets." The specific terms of the Asset Purchase were approved by the Independent Committee of the NGP Board of Directors, with the assistance of NGP's General Counsel and Chief Leasing Officer.

  Terms of New Lease between NGP and AGC. Following consummation of the Asset Purchase, the Operating Partnership will enter into the New Lease with AGC with respect to the golf properties comprising the Purchased Assets. Although the terms and conditions of the New Lease are similar in all material respects with NGP's prior leases and generally are not more favorable to AGC than the terms and conditions of AGC's existing leases of golf course properties owned by parties unaffiliated with NGP, there is a risk that the terms and conditions of the New Lease may not be as favorable to NGP as they could have been if NGP had chosen to lease the Purchased Assets to a management company that is unrelated to NGP instead of AGC, or if the terms and conditions of the New Lease had not been negotiated in part by or on behalf of David G. Price. The terms and conditions of the New Lease were separately approved by the Independent Committee of the NGP Board of Directors with the assistance of NGP's General Counsel and Chief Leasing Officer. See "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors" and "--Management and Operations after Asset Purchase and Merger; Lease Terms--New Lease."

  Competition from Other Golf Courses Operated by AGC and the Surviving Corporation. Excluding NGP's existing golf properties, AGC and its subsidiaries currently manage and operate more than 125 golf courses and related facilities located in 20 states and the United Kingdom. Some of these golf courses and related facilities are located in the same geographic areas as NGP's existing golf properties and the golf properties being purchased from GEI and may compete with such golf courses. David G. Price, as the Chairman of the Board of Directors of NGP, the principal shareholder and Chairman of the Board of Directors of AGC, and the President of Newco, may be subject to certain conflicts of interest with respect to the operation of such golf courses. There will be no limitation on the ability of AGC, the Surviving Corporation or other affiliates of Mr. Price to operate any such competitive golf courses and related facilities or to enter into agreements to operate additional competitive golf courses and related facilities in the future. There are, however, substantial restrictions on the ownership of golf courses by AGC or other affiliates of Mr. Price.

  Other NGP Conflicts. Other transactions involving NGP and affiliates of David G. Price also may give rise to conflicts of interest, including selection of operators for golf courses acquired in the future and consideration of NGP's right of first refusal to acquire OP Units upon transfer by a limited partner of the Operating Partnership as provided in its Partnership Agreement. However, the Independent Committee of the NGP Board of Directors will be required to approve any such transactions. See "Description of NGP Capital Stock--Corporate Governance" and "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors."

  GEI Conflicts. Certain officers and directors of GEI had certain possible conflicts of interest in negotiating and recommending approval of the Acquisition Agreement, including (i) the benefit that certain officers and directors will obtain in the Merger on account of their ownership of options to acquire shares of GEI Common Stock (see table below), (ii) the inclusion of provisions contained in the Acquisition Agreement relating to indemnification and directors' and officers' liability insurance that will benefit GEI's officers and directors, and (iii) certain registration rights afforded in the Acquisition Agreement to certain holders of GEI Common Stock. In addition, Robert H. Williams, President and Chief Executive Officer of GEI, owns 75,003 OP Units as a limited partner of the Operating Partnership. See "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors."

  The table below sets forth information with respect to options to acquire GEI Common Stock that are fully exercisable prior to the Effective Time ("Vested Options") and all other options to acquire GEI Common Stock that will accelerate upon consummation of the Merger (the "Accelerated Options"), held by the officers and directors of GEI as of June 20, 1996. All of such officers and directors together currently own unexpired and unexercised options to acquire 946,473 shares of GEI Common Stock. Upon consummation of the Merger, holders of all such options will become entitled to receive the Option Settlement Amount (as defined hereinafter), which will be paid in cash and shares of NGP Common Stock in the same proportion as paid to holders of GEI Common Stock outstanding immediately prior to the Merger.

                                                               WEIGHTED
                             NUMBER OF        NUMBER OF        AVERAGE     TOTAL OPTION
                             SHARES OF          SHARES      EXERCISE PRICE  SETTLEMENT
                            GEI COMMON      OF GEI COMMON    PER SHARE OF   AMOUNT FOR
                               STOCK       STOCK SUBJECT TO   VESTED AND    VESTED AND
 NAME & POSITION WITH       SUBJECT TO       ACCELERATED     ACCELERATED   ACCELERATED
          GEI            VESTED OPTIONS(1)     OPTIONS         OPTIONS       OPTIONS
 --------------------    ----------------- ---------------- -------------- ------------
Bryan C. Cressey.......           --               --              --              --
 Chairman of the Board
  of Directors
Robert H. Williams.....       525,285              --           $ 8.62      $1,775,463
 Director, President,
 and Chief Executive
  Officer
James D. Bertelsmeyer..         6,000            4,000          $12.00             --
 Director
Thomas R. Devlin.......         8,916              --           $ 5.17      $   60,896
 Director
John H. Berndsen.......        40,000           60,000          $12.23             --
 Vice President,
 Treasurer and Chief
  Financial Officer
Joe R. Munsch..........        40,000           60,000          $11.25      $   75,000
 Senior Vice President
  of Operations
Stephen D. Lambert.....        89,872           16,000          $ 8.32      $  389,142
 Executive Vice
  President of
  Acquisitions
Michael D. Mitzner.....           --               --              --              --
 Vice President of
  Acquisitions
Steven R. Reynolds.....        67,727           28,673          $10.37      $  156,832
 Senior Vice President
 of Acquisitions and
  Secretary

- --------
(1) Represents options exercisable within 60 days of June 20, 1996.

  Except with respect to the options to purchase GEI Common Stock held by certain officers and directors of GEI, it is not practicable to quantify the benefits that may accrue to officers, directors or affiliates of NGP and GEI as a result of the transactions contemplated by the Acquisition Agreement.

ADVERSE IMPACT ON NGP'S DISTRIBUTIONS OF FAILURE OF NGP TO REMAIN QUALIFIED AS A REIT OR OF FAILURE OF THE OPERATING PARTNERSHIP TO CONTINUE TO BE TREATED AS A PARTNERSHIP

  NGP currently operates and has operated in a manner which is intended to allow it to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Although NGP believes that it will continue to operate in such a manner following the Asset Purchase and the Merger, no assurance can be given that NGP will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code (the "Treasury Regulations") is greater in the case of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within NGP's control may affect its ability to remain qualified as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. If NGP were to fail to qualify as a REIT in any taxable year, NGP would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. Unless entitled to relief under certain statutory provisions, NGP would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to NGP's stockholders would be reduced for each of the years involved. Although NGP currently intends to operate in a manner designed to continue to qualify as a REIT, it is possible that future economic, market, legal or tax considerations may cause NGP to fail to qualify as a REIT or may cause the NGP Board of Directors to revoke the REIT election if the Board determines that such factors make it no longer beneficial to qualify as a REIT.

  The Operating Partnership was organized and has operated in a manner which is intended to allow it to be treated as a partnership for federal income tax purposes. If the Internal Revenue Service (the "IRS") were to challenge successfully the tax status of the Operating Partnership as a partnership for federal income tax purposes, the Operating Partnership would be treated as an association taxable as a corporation. In such event, the characterization of NGP's assets and items of gross income would change and preclude NGP from satisfying certain asset and income tests imposed by the Code and, in turn, would prevent NGP from qualifying as a REIT. In addition, the imposition of a corporate tax on the Operating Partnership would reduce the amount of funds from operations available for distribution to NGP and its stockholders. See "Material Federal Income Tax Consequences."

NO ASSURANCE THAT FINANCING NECESSARY TO CONSUMMATE THE ASSET PURCHASE AND THE MERGER WILL BE OBTAINED

  NGP will require at least approximately $18.9 million in cash to consummate the Asset Purchase, including approximately $17.2 million in cash as a portion of the consideration for the Purchased Assets and approximately $1.7 million in anticipated transaction costs related to the Asset Purchase. NGP intends to borrow such amount under its existing bank credit facility, which will require NGP to satisfy certain financial and other conditions customarily contained in such facilities. Although NGP currently has availability under its bank credit facility to pay approximately $18.9 million in cash, there can be no assurance that NGP will be able to draw against such facility at or prior to the Effective Time (as defined hereinafter). Moreover, if NGP elects to pay all cash in the Asset Purchase, NGP will require additional new financing to pay the $58 million all cash purchase price. NGP currently is seeking to issue $75 million in new debt securities, the proceeds of which could be used in part to make such $58 million payment, but there can be no assurance that NGP will be successful in raising such additional financing prior to the Effective Time.

  Newco will require at least $80.6 million in order to consummate the Merger and the transactions contemplated thereby, which funds will be used to pay approximately $23.6 million of the cash consideration to be received by holders of GEI Common Stock and options for such stock in the Merger, refinance approximately $54.9 million of existing GEI debt, and pay the additional transaction costs related to negotiating and closing the Merger. Newco will be capitalized with an approximately $67 million capital contribution by David Price of which he is seeking to obtain approximately $38 million in net proceeds from a loan from one or more commercial lenders and approximately $29 million in net proceeds from a loan to Mr. Price from AGC. AGC is seeking to raise the funds it will loan to Mr. Price and an additional approximately $12.5 million it will use to refinance AGC's existing indebtedness by issuing senior unsecured debt securities. Newco also is seeking to incur $30 million in new debt that will be borrowed by Newco from one or more commercial lenders. Although David G. Price, AGC and Newco all have commenced negotiations with commercial lenders or private investors, as the case may be, to provide such financing, there can be no assurance that each of such parties will be able to obtain sufficient funding on terms and prices acceptable to them. Receipt of sufficient financing on acceptable terms is not a condition to the closing of the Acquisition Agreement and, accordingly, Newco (the obligations of which are guaranteed by AGC) may be in breach of the Acquisition Agreement if it fails to obtain sufficient financing to pay the Merger Consideration, refinance GEI's existing indebtedness and pay related fees and expenses.

OWNERSHIP LIMIT

  In order for NGP to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). See "Material Federal Income Tax Consequences." For the purpose of preserving NGP's REIT qualification, NGP's Articles of Incorporation prohibit actual or constructive ownership of more than 9.8% of the outstanding NGP Common Stock by any person (the "Ownership Limit"). The constructive ownership rules are complex and may cause NGP Common Stock owned, actually or constructively, by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding NGP Common Stock (or the acquisition of an interest in an entity which owns NGP Common Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% of the outstanding NGP Common Stock, and thus subject such NGP Common Stock to the Ownership Limit. Actual or constructive ownership of shares of NGP Common Stock in excess of the Ownership Limit would cause the violative transfer or ownership to be void or cause such shares to be transferred to a charitable trust and then sold to a person or entity who can own such shares without violating the Ownership Limit. See "Description of NGP Capital Stock--Restrictions on Ownership."

DEPENDENCE OF NGP'S REVENUES AND ABILITY TO MAKE DISTRIBUTIONS ON AGC AS THE PRIMARY LESSEE OF NGP'S GOLF COURSES

  AGC is the sole lessee of all but two of the golf courses and related facilities currently owned by NGP and, following consummation of the Asset Purchase, will be the sole lessee of the golf courses and related facilities comprising the Purchased Assets. NGP's revenues and its ability to pay distributions are largely dependent on rental payments by AGC under long-term triple net leases relating to its existing golf properties and, following the Asset Purchase, will continue to be dependent on rental payments by AGC under both existing leases and the New Lease for the golf course properties and related assets collectively comprising the Purchased Assets that will be entered into between the Operating Partnership and AGC immediately following the Effective Time. The terms of the leases for NGP's existing golf properties require AGC to make monthly minimum rental payments for each of NGP's golf properties and additional quarterly payments calculated as a percentage of the revenues of each such golf course. Similarly, the terms of the New Lease will require AGC to make monthly minimum rental payments and additional quarterly payments calculated as a percentage of the pooled revenues of all of the golf properties comprising the Purchased Assets. See "The Asset Purchase and Merger--Management and Operations After Asset Purchase and Merger; Lease Terms." NGP's ability to increase distributions in the future will be dependent, in part, on the growth of percentage rent payments under both the existing leases and the New Lease, which in turn will depend on the success of AGC in increasing the revenues of NGP's existing golf properties and the golf properties comprising the Purchased Assets. AGC currently has sufficient assets and income to enable it to satisfy its immediate obligations under its existing leases with NGP and the New Lease. However, there can be no assurance that AGC will have such assets or income in the future and there can be no assurance that AGC will elect to renew any of such leases upon the expiration of their initial terms, which range between 15 and 20 years.

POSSIBLE FLUCTUATION OF VALUE OF STOCK CONSIDERATION

  The portion of the purchase price for the Purchased Assets that may be paid by NGP in shares of NGP Common Stock is subject to limitations on the maximum and minimum number of shares that may be issued. The Acquisition Agreement provides that NGP may, at its option, pay $17,213,351 in cash and issue new shares of NGP Common Stock with an aggregate value of $40,786,649 based on the average closing price per share of NGP Common Stock on the NYSE for the ten trading days immediately preceding the second trading day before the consummation of the Asset Purchase; provided that the total number of such shares will be not less than 1,418,666 and not more than 2,128,000. Because of the limitations of the maximum and minimum number of shares that NGP would be required to issue, it is possible that the aggregate value of the shares issued in connection with the Asset Purchase would be less than or greater than $40,786,649 if the per share price of NGP Common Stock were to fall below approximately $19.17 or rise above approximately $28.75, respectively, and, in either case, resulted in an average closing price used to calculate the number of new shares to be issued lower than $19.17 or greater than $28.75. Accordingly, if the aggregate value of the shares of NGP Common Stock issuable as consideration for the Asset Purchase is less than or greater than $40,786,649, the value of the NGP Common Stock received by GEI stockholders in the Merger in exchange for their shares of GEI Common Stock will be worth less than or more than $6.00 per share. On June 20, 1996, the per share closing price for NGP Common Stock was $24.25. See "The Asset Purchase and Merger-- Description of Acquisition Agreement--The Asset Purchase" and "Comparative Market Prices; NGP Distributions and GEI Dividends."

  In addition, there can be no assurance that the aggregate value of the NGP Common Stock that may be issued by NGP as partial consideration for the Asset Purchase will not change between the calculation date for the number of shares that NGP would be required to issue and the date such shares actually are issued. Because the number of shares of NGP Common Stock issuable by NGP will be calculated using an average trading price for a period that ends on the second trading date immediately preceding the consummation of the Asset Purchase, the value of the fixed number of such shares will increase or decrease depending on conditions of the market for NGP Common Stock from such date until such shares are issued.

REAL ESTATE INVESTMENT CONSIDERATIONS

  General. Investments in golf courses and related properties are subject to risks typically associated with investments in real estate. Such risks include the possibility that golf courses and any associated properties will generate total revenue rates lower than those anticipated or will yield returns lower than those available through investment in comparable real estate or other investments. Revenue from golf courses and yields from investments in such properties may be affected by many factors, including changes in government regulations, general or local economic conditions, the available local supply of golf courses, a decrease in the number of people playing golf, a reduction in rental income or adverse weather conditions. The value of golf course properties to the owners of such properties or prospective buyers can fluctuate significantly based on these factors as well as other factors relating to how such properties are operated, including an owner's or buyer's debt structure, ability to operate and method of operating courses and the owner's or buyer's desired rate of return on its investment in such properties. For example, although GEI's recorded net book value of the golf course properties comprising the Purchased Assets was approximately $76 million at March 31, 1996, NGP valued the same properties at $58 million for purposes of determining what NGP would pay as consideration in the Asset Purchase.

  One factor specifically affecting real estate investments in golf facilities is the availability of water. The ability of an owner of a golf course to irrigate such course could be adversely impacted due to a drought or other water shortage. If the quantity of irrigation water was reduced as a result of a drought or other water shortage, the available water would be used first on selected areas of the affected golf course such as tees and greens and then on remaining areas of the golf course. A severe drought of extensive duration experienced in regard to a large number of properties could adversely affect the operator of such properties and, accordingly, adversely affect the rental revenue received by the owners of such properties.

  Equity investments in real estate are relatively illiquid and, therefore, the ability of companies such as NGP to vary its portfolio promptly in response to changed conditions will be limited. There are no limitations on the percentage of NGP's assets that may be invested in any one property or venture. The NGP Board of Directors may establish limitations as it deems appropriate from time to time. No limitations have been set on the number of properties in which NGP will seek to invest or on the concentration of investments in any one geographic region. While NGP is authorized to invest in various types of income-producing real properties, its current strategy is to concentrate on acquiring fee interests in golf courses and related facilities. Consequently, NGP will be subject to the risks associated with investments in a single industry. Equity investments may be subject to existing mortgage financing and other indebtedness which have priority over the equity interest of NGP.

  Environmental Matters. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of such substances, or the failure to remediate such substances properly when released, may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. None of NGP, GEI or their respective affiliates has been notified by any governmental authority of any material non-compliance, liability or other claim in connection with any of the properties owned by NGP or the properties owned by GEI that constitute Purchased Assets, and none of NGP, GEI or their respective affiliates is aware of any other environmental condition with respect to any of such properties that is likely to be material to the party currently owning or acquiring such properties. All golf courses owned by NGP and the GEI golf courses constituting Purchased Assets have been subjected to a preliminary environmental investigation. Such investigation involved an examination of public records for ownership, use and current permitting status, site visits, visual inspections for indications of contamination or potential contamination and interviews with the on-site managers. Such inspection did not involve invasive procedures, such as soil sampling or ground water analysis. No assurance can be given that such investigations would reveal all potential environmental liabilities, that no prior or adjacent owner created any material environmental condition not known to such parties or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in imposition of environmental liability. Neither NGP nor GEI intends to conduct any further environmental investigation in connection with the Asset Purchase or the Merger. The New Lease provides that AGC will indemnify NGP for certain potential environmental liabilities at the golf properties acquired by NGP from GEI.

  Uninsured Loss. AGC currently carries comprehensive liability, fire, flood (for certain courses) and extended coverage insurance with respect to all of the golf courses leased by it with policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses (such as from earthquakes) which may be either uninsurable or not economically insurable. Subject to the terms of the leases to which AGC is or will be a party, should an uninsured loss occur, NGP could lose both its capital invested in and anticipated profits from one or more of NGP's golf courses. All of NGP's existing golf courses are insured in accordance with industry standards, and NGP intends to similarly insure the golf properties acquired from GEI.

  NGP will obtain new title insurance policies for each of the golf properties acquired by it in the Asset Purchase. There is no assurance, however, that the amount of title insurance coverage for any of such golf properties accurately reflects the current value of such golf courses or that title losses would be completely covered by such insurance.

POSSIBLE ADVERSE EFFECTS ON MARKET PRICE OF NGP COMMON STOCK ARISING FROM SHARES AVAILABLE FOR FUTURE SALE

  No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the NGP Common Stock. Sales of substantial amounts of NGP Common Stock (including shares issued in connection with the exchange or sale of OP Units) or the perception that such sales could occur, could adversely affect prevailing market prices for the NGP Common Stock. An aggregate of 8,677,055 shares of NGP Common Stock may be issued to the limited partners of the Operating Partnership (subject to the Ownership Limit) if they exchange all of their OP Units for shares of NGP Common Stock pursuant to certain exchange rights granted to such limited partners in the Partnership Agreement for the Operating Partnership, or may be sold by NGP to raise funds to acquire OP Units if such limited partners elect to put all of their OP Units to NGP pursuant to certain cash option rights also granted in such Partnership Agreement based on the initial exchange ratio of one OP Unit for each share of NGP Common Stock. Such exchange rights and cash option rights, however, are limited to exchange or sale once in any twelve-month period of up to one-third of the applicable limited partner's OP Units. In addition, beginning in August 1996, David G. Price and the other limited partners of the Operating Partnership will no longer be restricted from disposing of their OP Units, subject to the Operating Partnership's right of first refusal to purchase such OP Units prior to any such disposition. See "Shares Available for Future Sale."

  NGP has granted certain registration rights with respect to the 753,475 shares of NGP Common Stock owned, and the 8,157,366 shares that may be acquired, by affiliates of NGP upon exchange of their OP Units. NGP has also agreed to register shares of NGP Common Stock issuable to all limited partners of the Operating Partnership who are not affiliates of NGP upon exchange of their OP Units. Such limited partners currently own OP Units, which, subject to the restrictions under the Partnership Agreement for the Operating Partnership and NGP's Articles of Incorporation, are exchangeable for an aggregate of 519,689 shares of NGP Common Stock.

  NGP also has agreed to grant certain registration rights with respect to the shares of NGP Common Stock that may be issued to several significant stockholders of GEI in connection with the Acquisition Agreement. The significant stockholders entitled to such registration rights are Robert H. Williams, President and Chief Executive Officer of GEI, Golder, Thoma, Cressey Fund II ("GTC II") and Golder, Thoma, Cressey Fund III Limited Partnership ("GTC III"), all of which together currently beneficially own 3,425,344 shares of GEI Common Stock. See "The Asset Purchase and Merger--Description of Acquisition Agreement--Registration Rights Agreement."

DEPENDENCE ON KEY PERSONNEL

  NGP's management team includes a number of individuals with substantial experience in owning, operating and acquiring interests in golf courses and related facilities. NGP believes that its success is dependent in significant part upon the efforts of such persons and that it will have only limited ability to replace such persons with individuals having comparable experience. Richard C. Price and Edward R. Sause have employment agreements with NGP and the Operating Partnership providing for their continued employment for one year from August 18, 1995 (with automatic one year extensions) and preventing them from competing, directly or indirectly, with NGP and the Operating Partnership during such time and for one year after termination of employment. NGP has not obtained key man life insurance with respect to Richard C. Price and Edward R. Sause. See "Election of NGP Directors--Executive Compensation-- Employment Agreements."

EFFECT OF DEFAULTS UNDER THE NGP LEASES, PARTICIPATING MORTGAGE LOANS AND ADDITIONAL INDEBTEDNESS ON DISTRIBUTIONS TO STOCKHOLDERS; POSSIBLE RETURN ON CAPITAL

  Distributions by NGP to its stockholders are dependent principally on rental payments under NGP's existing leases on its golf course properties. Increases in base rent and percentage rent under such leases or the payment of rent in connection with future acquisitions will increase NGP's revenue and may increase the amount available to make distributions to stockholders. However, in the event of a default by a lessee, there could be a decrease or cessation of rental payments. In addition, the amount available to make distributions may decrease if the golf properties acquired by NGP from GEI or other golf courses acquired in the future yield lower than expected revenues. Distributions by NGP to its stockholders currently also are dependent in part on interest payments received by NGP under four participating mortgage loans collateralized by first mortgage liens on four golf courses that NGP currently has an option to purchase (the "Option Golf Courses"). In the event of a default by a borrower under any such loans, the amount available to make distributions may decrease. The NGP Board of Directors has approved and authorized NGP to exercise its options with respect to the Option Golf Courses, provided that the existing participating mortgage loans collateralized by the Option Golf Courses are refinanced with a loan from a third-party and guaranteed by the owners of such Option Golf Courses. However, if NGP incurs additional indebtedness in the future, it will require additional funds to service such indebtedness and amounts available to make distributions may decrease. Distributions by NGP also are dependent on a number of other factors, including the amount of funds from operations available for distribution, NGP's financial condition, any decision to reinvest funds rather than to distribute such funds, capital expenditures, the annual distribution requirements under the REIT provisions of the Code (see "Material Federal Income Tax Consequences") and such other factors as NGP deems relevant.

  To obtain the favorable tax treatment associated with REITs, NGP generally will be required to distribute to its stockholders at least 95% of its net taxable income each year. In addition, NGP will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income and 95% of its capital gain net income and undistributed income from prior years.

  NGP intends to make distributions to its stockholders to comply with the 95% distribution requirements of the Code and to avoid the nondeductible excise tax. NGP's income and cash flow consist primarily of rental income from the golf properties NGP owns and leases to AGC. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income and the effect of required debt amortization payments could require NGP to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. For federal income tax purposes, distributions paid to stockholders may consist of ordinary income, capital gains, nontaxable return of capital or a combination thereof. NGP provides its stockholders with an annual statement as to its designation of the taxability of the distributions.

LIMITS ON CHANGES IN CONTROL

  Certain provisions of NGP's Articles of Incorporation and Bylaws and Sections 3-602 and 3-702 of the Maryland General Corporation Law, to which NGP is subject, could have the effect of delaying, deferring or preventing a change in control of NGP or the removal of existing management and, as a result, could prevent the stockholders of NGP from being paid a premium for their shares of NGP Common Stock. See "Description of NGP Capital Stock--
Section 3-602 of the Maryland General Corporation Law" and "--Control Shares Acquisition." In addition to the Ownership Limit, NGP's Articles of Incorporation and Bylaws provide for a staggered Board of Directors, authorize the Board of Directors to issue Preferred Stock without stockholder approval (as described in "Description of NGP Capital Stock--General") and grant the Board of Directors authority to amend NGP's Bylaws. The consent of the limited partners of the Operating Partnership holding a majority interest of the OP Units also is required with respect to certain transactions involving the disposition of all OP Units.

INFLUENCE OF CERTAIN DIRECTORS AND SIGNIFICANT STOCKHOLDERS

  Ability of David G. Price to Designate One Less than a Majority of NGP's Board of Directors. In addition to serving as Chairman of NGP's Board of Directors, David G. Price currently owns and, following consummation of the Asset Purchase and the Merger will own, approximately 6.3% and 5.5 %, respectively, of NGP Common Stock (and, along with his affiliates, OP Units exchangeable for an additional 41.5% and 38.3%, respectively, of the outstanding NGP Common Stock, subject to the Ownership Limit). NGP and the Operating

Partnership have entered into a Director Designation Agreement with David G. Price pursuant to which David G. Price and his family have the right to designate for nomination or to fill any vacancies on NGP's Board of Directors one less than a majority of NGP's Board of Directors so long as David G. Price or members of his family (a) continue to serve as directors or executive officers of NGP and (b) together beneficially own at least 20% of the outstanding shares of NGP Common Stock (including for these purposes shares issuable upon exercise of Mr. Price's existing right to exchange OP Units for shares of NGP Common Stock, without regard to the Ownership Limit). Accordingly, Mr. Price has substantial influence on NGP and on the outcome of any matters submitted to NGP's stockholders for approval, including approval of the Stock Issuance Proposal.

  Independent Committee Actions. NGP's Board of Directors consists of seven directors, three of which directors include David G. Price, the Chairman of NGP's Board of Directors, Richard C. Price, the President of NGP, and Edward
R. Sause, the Executive Vice President, Chief Financial Officer and Secretary of NGP, and four of which directors are unaffiliated with David G. Price (the "Independent Directors"). The Independent Directors constitute the Independent Committee of the Board of Directors. Transactions involving NGP and affiliates of David G. Price, such as negotiation, enforcement and renegotiation of leases, the selection of operators for acquired golf courses and consideration of NGP's right of first refusal to acquire OP Units upon transfer by limited partners of the Operating Partnership as provided in the Partnership Agreement for the Operating Partnership, will require the approval of the Independent Committee. Certain other significant actions of NGP's Board of Directors will require the approval of a minimum of five directors and certain matters relating to the Operating Partnership will require the approval of holders of a majority of the OP Units. After the Merger, David G. Price and affiliates will own more than 38.3% of the OP Units then outstanding. See "Description of NGP Capital Stock--Corporate Governance."

                              VOTING AND PROXIES

NGP

  Holders of record of shares of NGP Common Stock at the close of business on April 30, 1996 will be entitled to notice of and to vote at the NGP Annual Meeting. At the close of business on April 30, 1996, 10,651,975 shares of NGP Common Stock were issued and outstanding.

  A majority of the outstanding shares of NGP Common Stock must be present, in person or by proxy, at the NGP Annual Meeting to constitute a quorum for the transaction of business. The adoption and approval of the Stock Issuance Proposal requires the affirmative vote of holders of a majority of the shares of NGP Common Stock voting on the Stock Issuance Proposal, provided the total votes cast represent a majority of the outstanding shares of NGP Common Stock. The adoption and approval of the Election Proposal requires the affirmative vote of holders of a plurality of shares of NGP Common Stock voting on the Election Proposal. Each share of NGP Common Stock will be entitled to one vote per share in connection with the approval of such matters as well as any other matter which may properly come before the NGP Annual Meeting. Shares represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the NGP Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal or proposals) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. For purposes of determining the outcome of the Stock Issuance Proposal, abstentions and broker non-votes will not be counted as a share voting. Accordingly, abstentions and broker non-votes may have the effect of a vote against the Stock Issuance Proposal if they result in a failure of the total votes cast to represent a majority of the outstanding shares of NGP Common Stock. Shares represented by proxies that reflect abstentions will have no effect on the outcome of the Election Proposal.

  Shares of NGP Common Stock, the holders of which are entitled to vote at the NGP Annual Meeting and which are represented by properly executed proxies, will, unless such proxies have been revoked, be voted and they will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, shares of NGP Common Stock will be voted and they will be voted FOR adoption and approval of the NGP Proposals and in the discretion of the proxy holder as to any other matter which may properly come before the NGP Annual Meeting and as to which such shares are entitled to vote. A stockholder who has given a proxy may revoke it at any time prior to its exercise at such meeting by delivering an instrument of revocation or a duly executed proxy bearing a later date to the Secretary of NGP or by attending such meeting and voting in person. Attendance at the NGP Annual Meeting, by itself, will not constitute revocation of a proxy.

  NGP will bear the cost of soliciting proxies from its stockholders. In addition to the use of the mails, proxies may be solicited by the directors, officers and certain employees of NGP by personal interview, telephone or telegram. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for reasonable out-of-pocket expenses incurred in connection therewith. In addition, NGP has retained D.F. King & Company to assist in soliciting proxies for the NGP Annual Meeting at a fee of $4,500 plus out-of-pocket expenses. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of NGP Common Stock. NGP may reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith.

GEI

  Holders of record of shares of GEI Common Stock at the close of business on June 4, 1996 will be entitled to notice of and to vote at the GEI Special Meeting. At the close of business on June 4, 1996, 6,585,482 shares of GEI Common Stock were issued and outstanding.

  A majority of the outstanding shares of GEI Common Stock must be present, in person or by proxy, at the GEI Special Meeting to constitute a quorum for the transaction of business. The affirmative vote of holders of a majority of the outstanding shares of GEI Common Stock is required to adopt and approve the GEI Proposal.

Each share of GEI Common Stock will be entitled to one vote per share in connection with the approval of such proposal, as well as any other matter which properly comes before the GEI Special Meeting. Shares represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the GEI Special Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal or proposals) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. For purposes of determining the outcome of the GEI Proposal, shares represented by such proxies, although they are not votes against the GEI Proposal, will be treated as if they were negative votes.

  Shares of GEI Common Stock, the holders of which are entitled to vote at the GEI Special Meeting and which are represented by properly executed proxies, will, unless such proxies have been revoked, be voted and they will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, shares of GEI Common Stock will be voted and they will be voted FOR adoption and approval of the GEI Proposal, and in the discretion of the proxy holder as to any other matter which may properly come before the GEI Special Meeting and as to which such shares are entitled to vote. A stockholder who has given a proxy may revoke it at any time prior to its exercise at such meeting by delivering an instrument of revocation or a duly executed proxy bearing a later date to the Secretary of GEI or by attending such meeting and voting in person. Attendance at the GEI Special Meeting, by itself, will not constitute revocation of a proxy.

  GEI will bear the cost of soliciting proxies from its stockholders. In addition to the use of the mails, proxies may be solicited by the directors, officers and certain employees of GEI, and by certain officers of NGP, by personal interview, telephone or telegram. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for reasonable out-of-pocket expenses incurred in connection therewith. In addition, GEI has retained D.F. King & Company to assist in soliciting proxies for the GEI Special Meeting at a fee of $4,000 plus out-of-pocket expenses. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of GEI Common Stock. GEI may reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith.

OTHER MATTERS

  In the event a quorum is not obtained at either the NGP Annual Meeting or the GEI Special Meeting, the NGP or GEI proxy holders, as the case may be, intend to vote the shares subject to such proxies to adjourn the respective annual or special meeting to a later date until such time as a quorum is obtained.

  The Boards of Directors of NGP and GEI know of no business that will be presented for consideration at the NGP Annual Meeting and the GEI Special Meeting, respectively, other than the matters described in this Joint Proxy Statement--Prospectus.

  STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES. GEI COMMON STOCK CERTIFICATES WILL BE EXCHANGED FOR CASH AND/OR NGP COMMON STOCK CERTIFICATES FOLLOWING CONSUMMATION OF THE MERGER IN ACCORDANCE WITH INSTRUCTIONS WHICH THE SURVIVING CORPORATION WILL SEND TO HOLDERS OF GEI COMMON STOCK AFTER THE MERGER.

                         THE ASSET PURCHASE AND MERGER

GENERAL

  All actions (other than the approval of NGP and GEI stockholders) necessary to authorize the Asset Purchase and the Merger have been taken by the respective Boards of Directors of NGP and GEI.

  The information contained in this Joint Proxy Statement--Prospectus with respect to the Asset Purchase and the Merger is qualified in its entirety by reference to the Acquisition Agreement and the exhibits to the Acquisition Agreement and the other Annexes to this Joint Proxy Statement--Prospectus. Such agreements and other documents should be read carefully in their entirety.

BACKGROUND OF THE TRANSACTION

  In the second quarter of 1995, in an effort to explore other strategies for enhancing long-term stockholder value and maintaining GEI's growth, representatives of GEI contacted various parties, including David G. Price, to ascertain interest in discussions regarding a possible strategic combination or acquisition transaction involving GEI. Other than as set forth herein, no significant discussions resulted from these initial conversations.

  In June 1995, Robert H. Williams, GEI's President and Chief Executive Officer, and David G. Price held further discussions regarding a possible transaction involving the acquisition of GEI.

  GEI entered into Confidentiality Agreements with NGP and AGC on July 10, 1995 providing for the exchange of confidential information by such parties. From time to time thereafter, GEI provided NGP with financial and other relevant market information concerning GEI. During July and August of 1995, representatives of NGP held discussions with members of the senior management of GEI relating to information regarding GEI and various structures for a possible strategic business combination or acquisition transaction. Also during this period, GEI received inquiries from other potential parties to a transaction with GEI and exchanged information regarding GEI with such potential purchasers.

  On August 23, 1995, at a regularly scheduled meeting, the GEI Board of Directors discussed, among other things, financial information and results of operations for the six months and quarter ended June 30, 1995; projected 1995 results of operations; forecasted 1996 results of operations; and the long-term prospects and possible strategic alternatives available to GEI. At this meeting, as a result of the discussion of the GEI Board of Directors and the inquiries received by GEI from other potential purchasers, Bryan C. Cressey, Chairman of the GEI Board of Directors, and Joseph P. Nolan, a member of the GEI Board of Directors, were authorized by the GEI Board of Directors to contact William Blair concerning the engagement of William Blair as financial advisor to assist and advise GEI in further analysis of its strategic alternatives. Each member of the GEI Board of Directors was present at the meeting.

  On or about August 25, 1995, Mr. Cressey met with representatives of William Blair for the purpose of identifying other potential purchasers of GEI and determining whether any such alternative potential purchasers would be interested in submitting a proposal to acquire GEI. During the period of August 1995 through February 1996, various third parties contacted William Blair or GEI regarding a possible interest in GEI. Certain of those parties entered into confidentiality agreements and received confidential information thereunder. Prior to January 31, 1996, none of the third parties contacted by William Blair or GEI proposed a transaction involving GEI. Several parties which did express an interest in further investigating a transaction indicated that any proposal which might be made would provide GEI stockholders with a price per share below that provided by the Asset Purchase and the Merger.

  During October, November and December 1995, Edward R. Sause, NGP's Executive Vice President and Chief Financial Officer, and David G. Price met with representatives of GEI to discuss alternative transaction structures. The discussion focused in part upon identifying an acquisition structure that would minimize the effect of federal and state taxes and determining an appropriate valuation of GEI Common Stock.

  On several occasions in September 1995, representatives of GEI, Edward R. Sause, acting on behalf of NGP, and David G. Price discussed GEI's lower than anticipated operating results for the third quarter ended September 30, 1995 and its prospects for the remainder of the year. Thereafter, Mr. Sause and Mr. Price informed Mr. Williams that they remained interested in a potential acquisition and indicated that they required additional information with respect to GEI, its properties and its subsidiaries. In addition, Mr. Sause and Mr. Price stated that their interest in pursuing the acquisition was dependent on certain significant stockholders of GEI contractually committing to any negotiated transaction. Mr. Sause, Mr. Price and GEI agreed to continue to explore various alternative transactions and to continue the due diligence process. From time to time thereafter, representatives of GEI, NGP and Mr. Price discussed GEI's business and the business of NGP. Over the next few weeks, Mr. Price informed members of the NGP Board of Directors of the status of the discussions and proposed transaction with GEI.

  On October 12, 1995, the GEI Board of Directors again discussed forecasted results of operations for 1996, the cost and number of attractive possible golf course acquisitions, and GEI's access to debt and equity capital. Management observed that fewer golf courses capable of enhancing earnings within one or two years after acquisition were available, and that the lease or acquisition costs of such courses were increasing. The Board observed that, without additional equity capital, available debt financing would probably be insufficient to complete the number of golf course acquisitions necessary to maintain a desired level of earnings growth. The historical and projected market price of GEI common stock was considered, and it was believed that the issuance of sufficient GEI common stock, if possible, would result in an unacceptable level of dilution to existing stockholders. The GEI Board of Directors reviewed and discussed the status of discussions, levels of interest and likely price ranges indicated by potential purchasers. Mr. Cressey reviewed the progression of discussions with representatives of NGP and David
G. Price. The GEI Board of Directors discussed and considered the strategic alternatives available to GEI, the markets served by GEI, the near and long-term prospects for those markets, and GEI's competitive position in those markets, in addition to other matters. The GEI Board of Directors requested that Mr. Cressey and Mr. Williams continue discussions with NGP and David G. Price. Each member of the GEI Board of Directors was present at the meeting except for Mr. Devlin.

  On October 18, October 25, December 7, December 20 and December 26, 1995, the Board of Directors of GEI held teleconferences during which, among other matters, the status of discussions with senior management of NGP and David G. Price and the levels of interest expressed by other potential purchasers of GEI were reviewed and discussed. The GEI Board of Directors also reviewed alternative financing transactions which might be available to GEI. The possibility of reorganizing GEI operations so as to qualify for taxation as a real estate investment trust under the Code was considered. This alternative was rejected due to the difficulties of establishing an entity to operate the golf courses owned and leased by GEI, conversion expenses and a resulting lack of liquidity for existing stockholders. The issuance of high yield debt was also considered and rejected due to interest costs. Each member of the GEI Board of Directors was present at each of these meetings except Mr. Williams, who was absent from the October 18 and October 25 meetings; Mr. Bertelsmeyer, who was absent from the December 26 meeting; and Mr. Devlin, who was absent from the October 25, December 7 and December 20 meetings. Mr. Busching was absent from the October 25 meeting and passed away prior to the December 7 meeting.

  David G. Price and Edward R. Sause presented a report to a meeting of the NGP Board of Directors held on November 7, 1995 regarding the status of discussions with GEI. A general discussion was conducted on the overall structure of the transaction, the method of valuation of GEI Common Stock, the financing for the transaction and other financial and market aspects of the proposed transaction with GEI.

  On December 28, 1995, David G. Price and Edward R. Sause met with NGP's outside legal counsel to discuss the legal and tax ramifications of alternative transaction structures for NGP, AGC and David G. Price to acquire GEI and its assets. The various alternatives discussed and considered included
(i) NGP acquiring GEI's owned golf properties by purchasing such properties directly, merging GEI into NGP or making a participating mortgage loan on each such property and (ii) AGC or another entity controlled by David G. Price acquiring GEI's remaining assets (including primarily leased or managed golf course properties) by merging

AGC into GEI, transferring GEI's leasehold interests in such leased properties to AGC, or leasing all of GEI's properties to AGC. Most of these alternatives were rejected for tax and legal reasons.

  In late December 1995 and early January 1996, David G. Price contacted members of the NGP Board of Directors individually by telephone and in person to inform them of the status of negotiations of the proposed transaction.

  Following further discussions among NGP management and David G. Price regarding the alternative structures described above and the review of additional information, on January 10, 1996, counsel to NGP and Newco, a newly formed entity, delivered to GEI and its counsel a draft Acquisition Agreement. The draft Acquisition Agreement provided for NGP to acquire the Purchased Assets and then merge Newco with and into GEI. Substantially concurrent with the delivery of the Acquisition Agreement, Mr. Price proposed to Mr. Williams the consideration to be received by GEI's stockholders in the Merger be approximately $12.00 per share and be payable part in cash and part in shares of NGP Common Stock. Attached to the Acquisition Agreement was (i) a proposed agreement pursuant to which GTC II, GTC III and Robert H. Williams (collectively, the "Principal Stockholders") would agree to vote in favor of the Asset Purchase and the Merger and (ii) a stock option agreement in favor of Newco pertaining to certain significant GEI stockholders. GTC II and GTC III are the first and second largest beneficial owners of GEI Common Stock, respectively. See "Security Ownership of Certain GEI Beneficial Owners and Management." Bryan C. Cressey is the Chairman of the Board of Directors of GEI and is also a General Partner of Golder, Thoma, Cressey & Rauner, L.P. ("GTCR L.P."). GTCR L.P. is the general partner of GTC II and GTC III. Joseph P. Nolan is a Director of GEI and also is an associate of GTCR L.P. The draft Acquisition Agreement contained provisions that would have permitted NGP and Newco to terminate the Acquisition Agreement if (i) Newco were unable to obtain financing on acceptable terms sufficient to satisfy Newco's payment obligations in connection with the Merger or (ii) NGP and Newco were not reasonably satisfied with their due diligence investigation of GEI between execution of the Acquisition Agreement and closing of the transactions contemplated thereby. The draft Acquisition Agreement also provided for GEI to pay a break-up fee under certain circumstances if the transactions contemplated by such agreement were not consummated. Finally, the draft Acquisition Agreement imposed a three-year restriction on the ability of the Principal Stockholders to transfer any shares of NGP Common Stock received by them in connection with the Merger.

  On January 11, 1996, GEI announced publicly that it was engaged in negotiations concerning a possible sale of GEI for cash and securities totaling approximately $12.00 per share of GEI Common Stock. After the announcement, GEI and its representatives received inquiries from other parties interested in a possible transaction with GEI. GEI and its representatives provided information and responded to those parties possessing sufficient business experience, golf course management experience and financial strength and resources to warrant a response. Except for the proposal received on January 31, 1996, which is discussed below, none of the inquiring parties indicated an interest in further exploring an acquisition of GEI on terms that would have provided a price per share for GEI's stockholders equal to or above that proposed in the Asset Purchase and the Merger.

  On January 12, and January 16, 1996, the GEI Board of Directors held teleconferences with their management and advisors to discuss the proposed Acquisition Agreement and the status thereof. Each member of the GEI Board of Directors was present at both meetings, except for Mr. Bertelsmeyer, who was absent from both meetings and Mr. Devlin, who was absent from the January 12 meeting.

  From January 11 through February 2, representatives of GEI, NGP, and, following its formation, Newco, together with their legal advisors, negotiated the terms of the Acquisition Agreement. During this time, the parties also exchanged financial and legal due diligence materials and conducted additional due diligence. During this period, representatives of GTC II and GTC III and representatives of NGP and Newco negotiated the terms of the Principal Stockholder Agreement and Termination Fee Agreement (as described below) pursuant to which, among other things, Robert H. Williams and GTCR, L.P., the general partner of each of GTC II and GTC III, agreed to cause each of such entities to vote their shares of GEI Common Stock in favor of the Asset Purchase and the Merger. In exchange for an agreement by the Principal Stockholders to pay Newco 50% of any premium received by them over the total consideration payable by NGP and Newco in connection with the Asset Purchase and the Merger if GEI is sold to a third party willing to pay a higher price than such consideration, Newco agreed to drop its previous requests for (a) an option to acquire GEI Common Stock held by the Principal Stockholders and (b) an agreement by the Principal Stockholders to vote against any competing bid made by a third party to acquire GEI. In addition, AGC agreed to provide a guarantee of Newco's obligations under the Acquisition Agreement. The final Acquisition Agreement (i) did not contain a due diligence condition other than with respect to breaches of representations and warranties, (ii) had a financing condition for Newco's benefit that was limited to a two-week period following execution of the Acquisition Agreement, (iii) contained a lock-up period of the Principal Stockholders which was reduced from three years to several months, and (iv) attached an agreement providing certain registration rights to the Principal Stockholders with respect to any shares of NGP Common Stock received by them in connection with the Merger. The parties to the Acquisition Agreement negotiated terms pursuant to which NGP has the option of paying a mix of cash and shares of NGP Common Stock as consideration for the Purchased Assets, with the issuance of such stock subject to certain limitations on the minimum and maximum number of shares that may be issued.

  On January 26, 1996, the NGP Board of Directors met to consider the proposed terms of the Acquisition Agreement. Based on presentations by NGP's senior management, the NGP Board of Directors authorized NGP's management to proceed with negotiating and finalizing definitive agreements for the Asset Purchase. The NGP Board of Directors also authorized NGP's retention of Montgomery to serve as financial advisor for the proposed transaction and the retention of Gibson, Dunn & Crutcher as special outside legal counsel to the Independent Committee of the NGP Board of Directors. NGP's Independent Committee was formed following NGP's initial public offering in 1993 to, among other things, approve future transactions between NGP and David G. Price and his affiliates. The Independent Committee currently is comprised of Richard A. Archer, John C. Cushman III, Bruce Karatz and Charles S. Paul. See "Election of NGP Directors--Board Meetings; Committees and Compensation."

  On January 31, 1996, GEI received a letter from a golf course management company proposing a merger pursuant to which GEI stockholders would receive between $11.50 and $12.50 per share. This proposal was conditioned upon satisfactory completion of due diligence, the ability to obtain equity and debt financing, and negotiation and execution of a definitive merger agreement. In light of the proposed price range and the conditional nature of the proposal, the GEI Board rejected this proposal at its February 1, 1996 meeting.

  On February 1, 1996, the GEI Board of Directors met to consider the Acquisition Agreement and the transactions contemplated thereby, including the proposed consideration to be paid to GEI's stockholders. Mr. Williams, Mr. Cressey, and John H. Berndsen, Vice President, Chief Financial Officer and Treasurer of GEI, and representatives of William Blair and Blackwell Sanders Matheny Weary & Lombardi L.C., GEI's legal advisor, made presentations to the GEI Board of Directors regarding their views and analyses of various aspects of the proposed transactions. The GEI Board of Directors reviewed and considered, among other things, the background of the proposed transaction, GEI's strategic alternatives, financial and valuation analyses of the transaction, the terms of the Acquisition Agreement, the Principal Stockholder Agreement, and the Termination Fee Agreement, and other matters described below under "Recommendations of the Boards of Directors of NGP and GEI; Reasons for the Asset Purchase and the Merger." At this meeting, William Blair delivered its oral opinion (which was subsequently confirmed in writing on February 2, 1996) that, based upon the matters presented to the GEI Board of Directors and as set forth in its opinion, as of the date of the opinion, the consideration to be received by the stockholders of GEI in the Merger pursuant to the Acquisition Agreement was fair, from a financial point of view, to such stockholders. After extensive discussion and consideration, the GEI Board of Directors unanimously approved the Acquisition Agreement and the transactions contemplated thereby, including the Merger, and authorized the execution and delivery of the Acquisition Agreement. Each member of the GEI Board of Directors was present at the meeting.

  On February 1, 1996, the Independent Committee of the NGP Board of Directors held a Special Meeting, which also was attended by the Independent Committee's outside legal counsel and NGP's Chief Leasing Officer, to consider and vote upon various matters regarding the proposed transaction with GEI. At this Special Meeting, Montgomery delivered its oral opinion (which opinion was subsequently confirmed in writing on and as of February 2, 1996) to the Independent Committee to the effect that, as of such date, the consideration to be paid by NGP in connection with the Asset Purchase is fair to NGP from a financial point of view. Also at this Special Meeting, the Independent Committee (i) approved the definitive Acquisition Agreement and related documents and authorized and directed the management of NGP to finalize, execute and deliver such documents; and (ii) approved the terms by which the golf courses to be acquired by NGP would be leased to AGC. The NGP Board of Directors also held a Special Meeting on February 1, 1996 to consider and vote upon various matters regarding the proposed transaction with GEI. At this Special Meeting, the NGP Board of Directors adopted various resolutions whereby the definitive Acquisition Agreement and related documents were approved and management of NGP was authorized and directed to finalize, execute and deliver such documents.

  The Acquisition Agreement was executed on Friday, February 2, 1996 and publicly announced on Monday, February 5, 1996.

  On February 16, 1996, the Acquisition Agreement was amended to remove the condition to Newco's obligation to consummate the Merger that Newco be able to obtain financing, on terms acceptable to it, to enable Newco to pay certain costs required to be paid by Newco in connection with the Merger. The other conditions to the closing of the transaction set forth in the Acquisition Agreement remain.

  Following execution and delivery of the Acquisition Agreement, pursuant to which GEI has agreed not to solicit acquisition proposals and not to engage in negotiations or discussions with a party proposing an acquisition unless the failure to engage in such negotiations would result in a breach of the Board of Directors' fiduciary duties, GEI received a proposal to purchase the assets of GEI at a price equivalent to $13.50 per share. This proposal was conditioned upon satisfactory completion of due diligence, negotiation and execution of a purchase agreement, and arrangement of financing. At this time, the GEI Board of Directors has not determined that the failure to engage in negotiations regarding this proposal would constitute a breach of its fiduciary duties because of the speculative and highly conditional nature of the proposal.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS OF NGP AND GEI; REASONS FOR THE ASSET PURCHASE AND THE MERGER

  NGP. The NGP Board of Directors has determined and believes that the terms of the Asset Purchase are fair to, and in the best interests of, NGP and its stockholders. Accordingly, the NGP Board of Directors, by a unanimous vote, has approved the Asset Purchase and recommends approval of the Stock Issuance Proposal by the stockholders of NGP.

  In reaching its conclusion, the NGP Board of Directors relied to a great extent on the unanimous recommendation of the Independent Committee to approve the Asset Purchase and the Independent Committee's determination that the terms of the Asset Purchase are fair to, and in the best interests of, NGP and its stockholders. In addition, however, the NGP Board of Directors also independently considered information provided at the November 7, 1995 and January 26 and February 1, 1996 board meetings, including, among other things,
(i) information concerning the historical financing performance and condition, business operations, quality of the golf courses comprising the Purchased Assets and the prospects for such courses; (ii) the structure of the transaction that will permit NGP to acquire the Purchased Assets free and clear of any indebtedness for consideration consisting of 50% cash and 50% stock; (iii) the terms of the Acquisition Agreement and the other ancillary agreements executed or to be executed in connection with the Asset Purchase;
(iv) the terms of the New Lease pursuant to which NGP will lease the golf course properties comprising the Purchased Assets to AGC; (v) the presentation and recommendation made by NGP's management; (vi) the oral opinion of Montgomery that the consideration to be paid by NGP in connection with the Asset Purchase is fair to NGP, from a financial point of view, as of February 2, 1996; and (vii) the terms of other recent golf course acquisitions.

  NGP pursues a strategy of acquiring new golf course properties that NGP's management identifies as capable of providing a return on investment commensurate with NGP's historical performance. To decide whether the golf courses comprising the Purchased Assets satisfied this criteria, the NGP Board of Directors considered certain historical and projected financial information for each of such golf courses, which was based on information supplied by GEI in the course of diligence investigations and, in the case of financial projections, had been previously prepared by GEI for financial planning purposes. The NGP Board of Directors also received a presentation by Montgomery regarding, among other matters, a comparison of the total consideration payable by NGP (in stock and cash) for the Purchased Assets to the consideration paid by both the NGP and GEI in a total of 29 previous golf course acquisition transactions (which involved a total of 38 separate golf courses), in each case as a multiple of revenues and earnings before interest, taxes, depreciation and amortization generated by the acquired courses in the twelve months following the acquisition. In reviewing these comparisons, the NGP Board of Directors sought to confirm that the price being paid by NGP in the Asset Purchase (as a multiple of earnings) was within or below the range of prevailing multiples for comparable golf course acquisitions. As a result of this review, the NGP Board of Directors concluded that the price (as a multiple of earnings) being paid by NGP in the Asset Purchase was well below the average purchase prices (as a multiple of earnings) paid by both NGP and GEI in their prior golf course acquisitions.

  The NGP Board of Directors next considered the likely internal rate of return and the accretion in funds from operations that the terms of the New Lease would provide to NGP. The NGP's Board of Directors' conclusion that the lease payments on the Purchased Assets pursuant to the New Lease would satisfy NGP's investment criteria was based largely upon the analysis provided by Montgomery. Montgomery concluded that the New Lease would provide the Operating Partnership with an internal rate of return of between 9.2% and 13.1% on NGP's investment of $58 million and would be accretive to the Operating Partnership's funds from operations. Scott Thompson, NGP's Chief Leasing Officer, also confirmed, along with Montgomery, that the financial terms of the New Lease are similar in all material respects with NGP's prior leases. NGP's management believes that the terms and conditions of the New Lease generally are not more favorable to AGC than the terms and conditions of AGC's existing leases of golf course properties owned by parties unaffiliated with NGP.

  The comparative analysis of the purchase price for the Purchased Assets and the expected rate of return on investment and accretion to funds from operations, along with the oral opinion of Montgomery that the consideration to be paid by NGP in connection with the Asset Purchase is fair to NGP, from a financial point of view, as of February 2, 1996, and the unanimous recommendation of the Independent Committee to approve the Asset Purchase, were the most significant factors in the conclusion of the NGP Board of Directors that the terms of the Asset Purchase are fair to, and in the best interests of, NGP and its stockholders. A copy of the Montgomery opinion, which sets forth the assumptions made, the matters considered and the limitations of the review undertaken by Montgomery, is attached hereto as Annex III. See "The Asset Purchase and Merger--Opinion of NGP's Financial Advisor." Less significant reasons supporting the conclusion reached by the NGP Board of Directors also include their view that NGP's acquisition of the 20 additional golf courses comprising the Purchased Assets would significantly advance NGP's strategy of building a larger portfolio of golf course properties that would provide NGP greater geographic diversity and improve NGP's competitive position in the golf course industry.

  In making its determination, the NGP Board of Directors took into account the results of NGP's due diligence review of GEI's business in general and the Purchased Assets in particular. In its presentation to the NGP Board of Directors on January 26 and February 1, 1996, NGP's management reported on the results of its due diligence investigation. NGP's management noted in its presentation certain issues it had identified with both GEI and the Purchased Assets, all of which did not, in the aggregate, amount to a material liability that should impact the NGP Board of Directors's analysis of whether to approve the Asset Purchase. The NGP Board of Directors understood that GEI was unwilling to agree to an open-ended right to terminate the transaction as a result of post-signing due diligence. In light of the level of due diligence that had been completed, the potential benefits of the transaction and the protections of the representations and warranties and other provisions of the Acquisition Agreement, the NGP Board of Directors concurred with NGP's management's view that the due diligence that had been completed was sufficient to permit it to approve of the transaction without a due diligence condition. Since the signing of the Acquisition Agreement, NGP has continued its due diligence review of the Purchased Assets.

  In addition to the factors enumerated above, the Independent Committee also considered that certain members of GEI's management and the NGP Board of Directors have certain interests that are in addition to, or different from, the interests of the holders of NGP Common Stock generally and that may present them with actual or potential conflicts of interest in connection with the Asset Purchase and the Merger. The Independent Committee determined that such actual or potential conflicts of interest neither supported nor detracted from the fairness of the Asset Purchase to NGP or its stockholders. See "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors."

  The involvement of the Independent Committee in reviewing and approving the transaction was deemed by the NGP Board of Directors to be an important factor in its conclusion that the terms of the Asset Purchase are financially fair to NGP's stockholders. The purchase price ultimately negotiated for the Purchased Assets and the analyses performed by Montgomery (with respect to both the price paid for the Purchased Assets as a multiple of historical earnings and the projected rate of return on the New Lease) were factors that the NGP Board of Directors deemed to be significant in reaching its conclusion that the terms of the Asset Purchase also are in the best interest of NGP's stockholders.

  THE NGP BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ASSET PURCHASE AND BELIEVES THAT THE TERMS OF THE ASSET PURCHASE ARE FAIR TO, AND IN THE BEST INTERESTS OF, NGP AND ITS STOCKHOLDERS. THE NGP BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

  GEI. The GEI Board of Directors believes that the terms of the Asset Purchase and the Merger are fair to, and in the best interests of, GEI and its stockholders. Accordingly, the Board of Directors, by an unanimous vote, has approved and adopted the Acquisition Agreement and the transactions contemplated thereby and recommends its approval by the stockholders of GEI.

  In reaching this conclusion, the GEI Board of Directors considered information provided at the October 12, October 18, October 25, December 7, December 20, and December 26, 1995 and February 1, 1996 board meetings. As discussed more fully in the immediately succeeding paragraphs, the Board considered, among other things, (i) the market supply of golf courses available for purchase, lease and management; (ii) potential sources and costs of additional acquisition capital; (iii) the possibility and merits of a strategic business combination involving GEI; (iv) alternative financing transactions which might be available to GEI; (v) the historical and projected performance of GEI's Common Stock; and (vi) the historical and projected results of operations in relation to how they impact the long-term value to be realized by the GEI stockholders.

  GEI's management reviewed the market supply of golf courses available for purchase, lease, and management, the near and long-term prospects for that market supply, and GEI's current and potential position in that market. More specifically, the GEI Board of Directors reviewed the growth potential of GEI through acquisitions and the related value such acquisitions would bring to GEI's stockholders. Management was uncertain that sufficient golf courses capable of enhancing earnings within one or two years after acquisition were available, and generally thought that the lease or acquisition costs of such courses were increasing.

  The GEI Board of Directors also considered potential sources and costs of additional acquisition capital. In the context of this discussion, the GEI Board of Directors evaluated the historical performance of GEI's Common Stock. The Board reviewed how GEI stock had performed since its initial public offering, how that historic performance projected into the future based upon its growth potential and, whether those factors combined to allow GEI to continue as an independent entity in a manner which would increase value to GEI's stockholders. The Board of Directors observed that without additional equity capital, available debt financing would probably be insufficient to complete the number of golf course acquisitions necessary to maintain a desired level of earnings growth. However, based on the historical and projected market price of GEI Common Stock, the Board determined that the issuance of sufficient GEI Common Stock, if possible, would result in an unacceptable level dilution to existing stockholders. The issuance of high yield debt was also considered and rejected.

  The Board of Directors also reviewed the possibility of a strategic business combination and whether the benefits derived from any such combination would provide greater value to the stockholders. The Board reviewed and considered the status of discussions, levels of interests and likely price ranges indicated by potential purchasers. The Board of Directors determined that no strategic business combination alternative was available which would likely provide sufficient growth to bring greater value to the stockholders than the value derived from the transactions contemplated by the Acquisition Agreement.

  In addition to considering strategic business combinations, the GEI Board of Directors also reviewed alternative financing transactions which might be available to GEI. The possibility of reorganizing GEI's operations so as to qualify for taxation as a real estate investment trust under the Code was considered. This alternative was rejected due to the difficulties in establishing an entity to operate the golf courses owned and leased by GEI, conversion expenses and a resulting lack of liquidity for existing stockholders. As noted above, the issuance of high yield debt was also considered and rejected.

  In conducting its review, the GEI Board of Directors considered historical and projected results of operations to determine how such results affected the value to be realized by GEI stockholders and how such value compared to the value derived from the transactions contemplated by the Acquisition Agreement.

  The GEI Board of Directors reviewed the trading price of GEI's Common Stock since its initial public offering on July 20, 1994, including recent trends and the effect of GEI's announcement of financial results for the quarter ending September 30, 1995. The Board noted that on January 10, 1996, the last trading date prior to the announcement that GEI was in discussions with a potential acquirer involving an acquisition of GEI for cash and securities valued at approximately $12.00 per share, the high and low sales prices for GEI Common Stock on the Nasdaq Market were $8.75 and $8.125 per share, respectively. The Board considered that the value derived from the Acquisition Agreement represented a premium over the recent historical trading price of GEI's Common Stock.

  The consideration of the transactions being contemplated by the Acquisition Agreement also took into account the results of the process undertaken by GEI to identify and solicit indications of interest with respect to a purchase of GEI. The Board of Directors noted that, prior to January 31, 1996, while certain of the third parties contacted by William Blair or GEI demonstrated varied levels of interest in further discussions, none formally proposed a transaction involving GEI. In addition, prior to this same date, several parties which did express an interest in investigating a transaction indicated that any proposal which might be made would provide GEI stockholders with a price per share below that provided by the Asset Purchase and the Merger. In this regard, the Board reviewed the proposal GEI received on January 31, 1996 from a golf course management company proposing a merger pursuant to which GEI stockholders would receive between $11.50 and $12.50 per share but, in light of the proposed price range, the conditional nature of the proposal, and the risk of non-consummation the GEI Board of Directors rejected the proposal.

  The Board of Directors considered the oral opinion given by William Blair at the February 1, 1996 meeting of the GEI Board of Directors and the corresponding written opinion of William Blair dated February 2, 1996 to the effect that, as of such date, the consideration to be received by the stockholders of GEI in the Merger pursuant to the Acquisition Agreement is fair, from a financial point of view, to GEI's stockholders. A copy of the opinion of William Blair, which sets forth the assumptions made, the matters considered and the limitations of the review undertaken by William Blair, is attached here to as Annex IV. See "The Asset Purchase and Merger--Opinion of GEI's Financial Advisor."

  The GEI Board of Directors also reviewed the terms of the Acquisition Agreement, the other agreements to be executed in connection therewith and the transactions contemplated thereby including the proposed consideration to be paid to GEI's stockholders. The Board of Directors heard presentations from GEI's management, legal counsel, and financial advisor regarding their respective views and analysis of various aspects of the transactions. The presentations provided by senior management of GEI to GEI's Board of Directors included a review of the historical financial performance of GEI and its prospects if it were to remain independent. The presentations included a discussion of GEI's competitive position, as well as current trends in the golf course management industry. The Board considered the fact that stockholders beneficially owning approximately 45% of GEI's Common Stock (on a fully diluted basis) were prepared to endorse the Acquisition Agreement, related agreements and the transactions contemplated thereby. GEI's Board of Directors was also advised of, and considered, the dissenters' rights of appraisal available to GEI's stockholders.

  The GEI Board of Directors reviewed the possible conflicts of interest discussed below and determined that such conflicts did not effect the Board of Directors assessment of the Acquisition Agreement and the value which it presented to the GEI Stockholders.

  Based on this review, the GEI Board of Directors believes that the terms of the Acquisition Agreement, Asset Purchase, and the Merger provide the best available alternative to maximize stockholder value.

  The GEI Board of Directors did not assign relative weights to the factors discussed above or determined that any factor was of particular importance. Rather, GEI's Board of Directors viewed its position and recommendation as being based on the totality of information presented to it and considered by it. The terms of the Acquisition Agreement, the recent historic trading price of GEI's Common Stock, the results of the process undertaken to identify and solicit indications of interest with respect to a purchase of GEI and the opinion of William Blair that the consideration to be received by the stockholders of GEI in the Merger is fair, from a financial point of view, to such stockholders, each weighed in the Board of Directors decision that the terms of the Acquisition Agreement are financially fair to the GEI Stockholders. The presentations by senior management of GEI regarding the historical financial performance of GEI and its prospects if it were to remain independent, the fact that stockholders beneficially owning 45% of the GEI Common Stock (on a fully diluted basis) were prepared to endorse the Acquisition Agreement and GEI's competitive position, as well as, the current trends in the golf course management industry, each weighed in the Board of Directors decision that the Acquisition Agreement is in the best interest of the stockholders. These items are not distinguished to suggest that any one factor is more important than any other. In addition, aspects of each of the factors weigh in both the consideration as to the financial fairness to the transaction and whether the transaction is in the best interest of the stockholders.

  THE GEI BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND BELIEVES THAT THE TERMS OF THE ASSET PURCHASE AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, GEI AND ITS STOCKHOLDERS. THE GEI BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE ACQUISITION AGREEMENT.

POSSIBLE CONFLICTS OF INTEREST OF CERTAIN OFFICERS AND DIRECTORS

  Certain officers and certain members of the Boards of Directors of NGP and GEI had possible conflicts of interest in negotiating and recommending approval of the Acquisition Agreement and the transactions contemplated thereby, which conflicts of interest include:

  David G. Price. David G. Price is the President of Newco, is the principal shareholder and Chairman of the Board of Directors of AGC, is Chairman of the Board of NGP, currently owns, and following consummation of the Asset Purchase and the Merger will own, 6.3% and 5.5%, respectively, of the outstanding NGP Common Stock, and, along with his affiliates, 41.5% and 38.3%, respectively, of the OP Units in the Operating Partnership. The Price Trust is the sole stockholder of Newco, and will be the sole stockholder of the Surviving Corporation. Because of the multiple capacities in which he is involved in the management and ownership of AGC, NGP, Newco, the Surviving Corporation and the Operating Partnership, Mr. Price has several conflicts of interest in connection with negotiating and approving the Asset Purchase and the Merger, including (i) the allocation between NGP and Newco of the consideration to be paid to GEI by NGP and Newco in connection with the Asset Purchase and the Merger, (ii) the division of the assets of GEI between NGP and the Surviving

Corporation, so that NGP acquires the Purchased Assets and the Surviving Corporation retains all of GEI's other assets, and (iii) the negotiation of the New Lease (with respect to the golf properties to be acquired from GEI in connection with the Asset Purchase) between the Operating Partnership and AGC. The allocation between NGP and Newco of the consideration to be paid by them in connection with the Asset Purchase and the Merger was determined based on NGP's independent valuation of the Purchased Assets and Mr. Price's independent valuation of all of GEI's remaining assets. In deciding to pay approximately $23.6 million in cash and refinance approximately $54.9 million of GEI's existing indebtedness in connection with the Merger, Mr. Price valued the anticipated earnings of GEI's remaining assets, consisting principally of the golf course properties subject to the 20 leases and three management contracts owned by GEI at the time Mr. Price valued such assets, which valuation was determined using a multiple of projected cash flows for such properties. Mr. Price believes that GEI after the Merger will be able to generate greater returns on such assets than would be obtainable by other third party purchasers because of Mr. Price's ability to quickly eliminate a significant amount of GEI's existing overhead costs related to such properties by contracting with AGC, which has relatively fixed overhead expense spread among more than 200 golf course properties, to manage GEI's leased and managed courses. NGP determined the price it is paying for the Purchased Assets based on its own valuation of such assets. See "Description of Purchased Assets." In addition, NGP's Independent Committee, comprised of four independent Directors, approved the terms of the Acquisition Agreement and the New Lease. See "Risk Factors--Conflicts of Interest."

  Options to Purchase GEI Common Stock. Certain officers and directors of GEI stand to benefit from provisions in the Acquisition Agreement pertaining to the treatment of options to acquire shares of GEI Common Stock. Options granted by GEI pursuant to its 1991 Stock Option Plan, 1994 Stock Option Plan, and 1995 Stock Option Plan (collectively, "Stock Option Plans"), which by their terms have not fully vested, will fully vest and become exercisable simultaneously with the consummation of the transactions contemplated by the Acquisition Agreement. GEI has agreed to take all such actions as are necessary to cancel, immediately prior to the Effective Time, all GEI options granted by GEI under any agreement, plan, program or arrangement of GEI. Pursuant to the Acquisition Agreement, any holder of an unexpired and unexercised GEI option shall be entitled to receive from GEI upon cancellation thereof in connection with the Merger a payment in an amount equal to the excess, if any, of the value of the consideration payable on account of each share of GEI Common Stock outstanding immediately prior to the Merger (up to $12.00 per share) over the per share exercise price of such option, multiplied by the number of shares of GEI Common Stock subject to such option. Such payment shall be made on account of all unexpired and unexercised options without regard to whether an option is then exercisable. See "The Asset Purchase and Merger--Description of Acquisition Agreement--Treatment of GEI Options." As a result of the Merger, the holders of options to acquire a total of 1,065,783 shares of GEI Common Stock will become entitled to receive an aggregate of $2,547,514 (subject to certain adjustments and limitations) payable in cash and shares of NGP Common Stock in the same proportion as holders of GEI Common Stock. For a detailed summary of the number and average exercise price of options held by directors and officers of GEI entitled to receive such consideration, see "Risk Factors--Conflicts of Interest--GEI Conflicts."

  Indemnification. GEI's existing directors and officers will receive the benefit of continued indemnification by the Surviving Corporation. The Acquisition Agreement provides that Newco will cause the Surviving Corporation and any of its subsidiaries to keep in effect the provisions of the Articles of Incorporation and Bylaws of GEI providing for indemnification of GEI's directors and officers to the fullest extent provided by law. For a description of these indemnification provisions, see "The Asset Purchase and Merger--Indemnification of GEI Directors and Officers."

  Directors' and Officers' Liability Insurance. GEI's existing directors and officers also will benefit from Newco's agreement to continue providing insurance for liabilities arising from such directors' and officers' corporate actions. The Acquisition Agreement provides that, for a period of not less than three years after the Effective Time, Newco shall, and shall cause the Surviving Corporation to, maintain in effect the policies of directors' and officers' liability insurance maintained by GEI and its subsidiaries as of the date of the Acquisition Agreement with respect to matters existing or occurring at or prior to the Effective Time. However, if the aggregate annual premiums for such insurance during such period exceed 150% of the per annum rate of the aggregate premium paid by GEI and its subsidiaries for such insurance on February 2, 1996, then Newco or the Surviving Corporation, as the case may be, shall be obligated only to provide the maximum coverage that shall then be available at an annual premium equal to 150% of such rate.

  Registration Rights Agreement. Several significant holders of GEI Common Stock will receive certain registration rights relating to the shares of NGP Common Stock received by them in connection with the Merger. Specifically, pursuant to a Registration Rights Agreement that NGP has agreed to enter into with the Principal Stockholders, the Principal Stockholders will have, subject to certain conditions, both "demand" and "piggyback" registration rights to require NGP to register all or any portion of the NGP Common Stock issued to them in the Merger. For a detailed description, see "The Asset Purchase and Merger--Description of Acquisition Agreement--Registration Rights Agreement."

  Robert H. Williams. Robert H. Williams, President and Chief Executive Officer of GEI, owns or controls 75,003 OP Units as a limited partner in the Operating Partnership. Mr. Williams' OP Units constitute less than 1% of the OP Units in the Operating Partnership. Mr. Williams also is the holder of a promissory note for approximately $2.2 million that NGP assumed at the time of NGP's initial public offering in 1993 in connection with NGP's acquisition of four golf courses from a corporation that previously had been 50% owned by Mr. Williams.

OPINION OF NGP'S FINANCIAL ADVISOR

  NGP retained Montgomery Securities ("Montgomery") to render a fairness opinion regarding the consideration to be paid by NGP in connection with the Asset Purchase and to perform certain analyses regarding the financial provisions of the New Lease pursuant to which the Operating Partnership will lease the golf courses comprising the Purchased Assets to AGC. Montgomery is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Independent Committee of the NGP Board of Directors selected Montgomery to perform the above noted services on the basis of Montgomery's experience and expertise in transactions similar to the Asset Purchase and its reputation in the real estate and investment communities..

  On February 1, 1996, Montgomery delivered to the NGP Board of Directors and its Independent Committee Montgomery's oral report, which was subsequently confirmed in writing on February 2, 1996, containing (a) its opinion that the consideration to be paid by NGP in connection with the Asset Purchase is fair to NGP, from a financial point of view, as of that date (the "Opinion"), and
(b) the results of the analyses it performed on the New Lease (the "Analyses"). The amount of the Asset Purchase Consideration (as described in "The Asset Purchase and Merger--Description of Acquisition Agreement--the Asset Purchase") was determined pursuant to negotiations between NGP and GEI, and the financial provisions of the New Lease were determined pursuant to negotiations between NGP, as the general partner of the Operating Partnership, and AGC, and neither such amount nor such terms were determined pursuant to recommendations of Montgomery. No limitations were imposed by NGP on Montgomery with respect to the investigations made or procedures followed in rendering the Opinion or performing the Analyses.

  Montgomery was not requested to, and did not, express any opinion regarding the fairness of the Merger or the contribution of the Purchased Assets to the Operating Partnership. In addition, Montgomery's work with respect to the New Lease was limited to performing the Analyses, and Montgomery was not requested to, and did not, express any opinion regarding the fairness of the New Lease or the transactions contemplated thereby.

  THE FULL TEXT OF MONTGOMERY'S WRITTEN REPORT TO NGP, DATED FEBRUARY 2, 1996, IS ATTACHED HERETO AS ANNEX III AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY OF MONTGOMERY'S REPORT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE REPORT. MONTGOMERY'S REPORT IS DIRECTED TO THE NGP BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF NGP OR GEI AS

TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE ACQUISITION AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY. IN FURNISHING ITS REPORT, MONTGOMERY DID NOT ADMIT THAT IT IS AN EXPERT WITHIN THE MEANING OF THE TERM "EXPERT" AS USED IN THE SECURITIES ACT, OR THAT ITS REPORT CONSTITUTES A REPORT OR VALUATION WITHIN THE MEANING OF SECTION 11 OF THE SECURITIES ACT, AND STATEMENTS TO SUCH EFFECT ARE INCLUDED IN THE TEXT OF MONTGOMERY'S WRITTEN REPORT.

  In connection with the Opinion and the Analyses, Montgomery, among other things: (i) reviewed certain publicly available financial and other data with respect to NGP, including the consolidated financial statements of NGP for recent years and interim periods to September 30, 1995, and certain other relevant financial and operating data relating to NGP made available to Montgomery from published sources and from the internal records of NGP; (ii) reviewed certain publicly available financial and other data with respect to GEI and the Purchased Assets, including the consolidated financial statements of GEI for recent years and interim periods to September 30, 1995, and certain other relevant financial and operating data relating to GEI and the Purchased Assets made available to Montgomery from published sources and from the internal records of GEI; (iii) reviewed drafts of the Acquisition Agreement (including the Exhibits thereto), the New Lease and the Prior Leases (as defined below) provided to Montgomery by NGP; (iv) reviewed certain historical market prices and trading volumes of NGP Common Stock on the NYSE; (v) considered the financial terms, to the extent publicly available, of selected recent golf course acquisitions that Montgomery deemed to be comparable, in whole or in part, to the Asset Purchase; (vi) reviewed and discussed with representatives of the management of NGP and GEI certain information of a business and financial nature regarding NGP and the Purchased Assets furnished to Montgomery by them, including financial forecasts and related assumptions for NGP and the Purchased Assets furnished to Montgomery by NGP and GEI; (vii) made inquiries regarding and discussed the Asset Purchase, the Acquisition Agreement and the New Lease and other matters related thereto with NGP's counsel and counsel to the Independent Committee; and (viii) performed such other analyses and examinations as Montgomery deemed appropriate.

  In connection with its review, Montgomery assumed and relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for independent verification of such information. With respect to the financial forecasts for NGP and the Purchased Assets provided to Montgomery by NGP's management, Montgomery assumed for purposes of the Opinion and the Analyses that all such forecasts had been reasonably prepared on bases reflecting the best available estimates and judgments of NGP's management at the time of preparation as to the future financial performance of NGP and the Purchased Assets, and that they provided a reasonable basis upon which Montgomery could form the Opinion and conduct the Analyses. NGP and GEI do not disclose internal management forecasts of the type provided to Montgomery by their management in connection with Montgomery's review of the Asset Purchase and the New Lease. Such forecasts were not prepared with a view toward public disclosure. In addition, such forecasts were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. Montgomery has assumed no liability for such forecasts. Montgomery also assumed that there have been no material changes in NGP's assets, or in the financial condition, results of operations, business or prospects of NGP, since the date of the last financial statements of NGP made available to Montgomery by NGP, and that there have been no material changes in the condition, results of operations, business or prospects of the Purchased Assets since the date of the last financial statements of GEI made available to Montgomery by GEI. Montgomery relied on advice of counsel and independent accountants to NGP as to all legal and financial reporting matters with respect to NGP, the Asset Purchase, the Acquisition Agreement, the New Lease and the Prior Leases. Montgomery did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or individual properties of NGP or GEI, including without limitation the Purchased Assets, nor was Montgomery furnished with any such appraisals. Finally, the Opinion and the Analyses are based on economic, monetary and market and other conditions as in effect on, and the information made available to Montgomery as of, February 2, 1996.

  Montgomery also assumed, with the consent of NGP's management, that the Asset Purchase will be consummated in accordance with the terms described in the Acquisition Agreement, without any further amendments thereto and without waiver by NGP of any of the conditions to its obligations thereunder.

  Set forth below is a brief summary of the written report delivered by Montgomery to the NGP Board of Directors and its Independent Committee on February 2, 1996 in connection with the Opinion and the Analyses.

  The Opinion. Montgomery reviewed the consideration paid in the 23 previous golf course acquisition transactions by NGP, comprising a total of 28 separate golf courses (the "NGP Acquisitions"), and in the six most recent golf course acquisition transactions by GEI, comprising a total of ten separate golf courses (the "GEI Acquisitions"). Montgomery analyzed the consideration paid in such transactions as a multiple of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") generated by the acquired courses in the twelve months following the acquisition, and calculated the means and medians thereof. The mean and median multiples for the NGP Acquisitions and the GEI Acquisitions (collectively, the "Prior Acquisitions") were 2.3x and 2.2x revenues and 10.6x and 10.7x EBITDA, respectively. By contrast, assuming that the Asset Purchase Consideration is valued at $58 million (whether paid in a combination of cash and NGP Common Stock or all in cash), such consideration, as a multiple of both forecasted 1996 revenues and forecasted 1996 EBITDA of the Purchased Assets, represents approximately one-half of the corresponding multiples in the Prior Acquisitions.

  Montgomery also analyzed the consideration paid in the Prior Acquisitions on a per course basis. Such analysis indicated mean and median per course purchase prices of $5.1 million and $4.6 million, respectively. By contrast, making the same assumption regarding the value of NGP Common Stock set forth in the preceding paragraph, the Asset Purchase Consideration represents a purchase price of $2.9 million per course.

  In forming the Opinion, Montgomery also considered the results of the internal rate of return analysis and the funds from operations accretion analysis conducted by it as part of the Analyses, as described below.

  The Analyses. Montgomery performed the following Analyses on the financial provisions of the New Lease: (a) Montgomery calculated the internal rate of return and the accretion in funds from operations that the New Lease would provide to the Operating Partnership, in each case assuming that the Purchased Assets performed in accordance with the forecasts prepared by management of NGP and provided to Montgomery; and (b) Montgomery compared the financial provisions of the New Lease to the corresponding provisions contained in (i) the form of lease agreement filed by NGP as Exhibit 10.2 to the registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act in connection with NGP's initial public offering and (ii) 20 golf course leases between the Operating Partnership and AGC entered into since NGP's initial public offering (the agreements referred to in (i) and (ii) above, collectively, the "Prior Leases").

  Based on the results of the Analyses, Montgomery concluded that (a) the New Lease would provide the Operating Partnership with an internal rate of return of between 9.2% and 13.1% on an investment of $58 million; (b) the New Lease would provide the Operating Partnership with accretion in funds from operations for calendar years 1996 and 1997, on a pro-forma basis; and (c) the financial provisions of the New Lease are consistent in all material respects with the corresponding provisions of the Prior Leases.

  While the foregoing summary describes all analyses and examinations that Montgomery deems material to the Opinion, it is not a comprehensive description of all analyses and examinations actually conducted by Montgomery in connection with the Opinion. As is the case generally with fairness opinions, the preparation of the Opinion necessarily is not susceptible to partial analysis or summary description. Montgomery believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to NGP in connection with the Opinion. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Montgomery's view of the actual value of the Purchased Assets, either individually or in the aggregate. However, although Montgomery did not consider any of the foregoing analyses in isolation for purposes of rendering the Opinion, Montgomery does not believe that any such analysis is inconsistent with the Opinion.

  In performing its analyses with respect to the Opinion, Montgomery made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NGP or GEI. The analyses performed by Montgomery are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Montgomery's analysis of the fairness of the Asset Purchase Consideration (as defined below) to NGP and were provided to NGP in connection with the delivery of the Opinion. The analyses do not purport to be appraisals or to reflect the prices at which any one or more of the Purchased Assets might actually be sold at any time in the future.

  In performing its work with respect to the Opinion and the Analyses, Montgomery used and relied upon various projections of future performance prepared by NGP's management. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

  As described above, the Opinion and the Analyses, and Montgomery's presentation to NGP in connection therewith, were among the many factors taken into consideration by NGP in making its determination to approve the Asset Purchase, and to recommend that its stockholders approve the Stock Issuance in connection with such Asset Purchase.

  Pursuant to a letter agreement dated February 1, 1996 (the "Engagement Letter"), NGP engaged Montgomery to render the Opinion and perform the Analyses. The Engagement Letter provides for NGP to pay Montgomery a fee of $175,000 for that work. The fee is not conditioned on the outcome of the Opinion or the Analyses or whether or not the Opinion or the Analyses were deemed to be favorable for any party's purposes. NGP became obligated to pay the fee upon delivery of the Opinion. The Engagement Letter also calls for NGP to reimburse Montgomery for its reasonable out-of-pocket expenses. Pursuant to a separate letter agreement, NGP has agreed to indemnify Montgomery, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

  In the ordinary course of its business, Montgomery actively trades the equity securities of NGP for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF GEI'S FINANCIAL ADVISOR

  William Blair delivered an oral report to the GEI Board of Directors on February 1, 1996, which was subsequently confirmed in its written opinion dated February 2, 1996 that the consideration to be received by the stockholders of GEI in the Merger pursuant to the Acquisition Agreement is fair, from a financial point of view, to such stockholders. The amount of such consideration was determined pursuant to negotiations between GEI and NGP. No limitations were imposed by GEI with respect to the investigations made or the procedures followed by William Blair in rendering its opinion.

  THE FULL TEXT OF THE WRITTEN OPINION OF WILLIAM BLAIR, DATED FEBRUARY 2, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND THE REVIEW UNDERTAKEN WITH REGARD TO SUCH OPINION, IS ATTACHED HERETO AS ANNEX IV. WILLIAM BLAIR'S OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF GEI AND DOES NOT ADDRESS GEI'S UNDERLYING BUSINESS DECISION TO EFFECT THE MERGER. WILLIAM BLAIR'S OPINION WAS DELIVERED FOR THE INFORMATION OF THE GEI BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF GEI AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE GEI SPECIAL MEETING. THE SUMMARY OF THE OPINION OF WILLIAM BLAIR SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. GEI'S STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

  In arriving at its fairness opinion, William Blair: (a) reviewed the terms and conditions of the Acquisition Agreement and the financial terms of the Merger as set forth in the Acquisition Agreement; (b) analyzed certain publicly available financial statements of GEI; (c) analyzed certain financial and other information relating to the prospects of GEI provided to William Blair by GEI's management, including financial projections; (d) discussed the past and current operations and financial condition and the prospects of GEI with management of GEI; (e) analyzed certain publicly available financial statements and other data concerning NGP, including financial projections; (f) discussed the past and current operations and financial condition and prospects of NGP and AGC with senior executives of NGP; (g) reviewed the historical prices and trading activity for GEI's common stock and that of NGP, respectively; (h) reviewed the financial terms, to the extent publicly available, of selected actual business combinations William Blair believed to be relevant; and (i) performed such other analyses as William Blair deemed appropriate.

  In connection with its opinion, William Blair assumed the accuracy and completeness of all such information and did not attempt to verify independently any of such information. In addition, William Blair did not make or obtain an independent valuation or appraisal of any of the assets or liabilities of GEI or NGP. With respect to financial forecasts, William Blair assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of GEI's and NGP's management, as the case may be, as to the future financial performance of GEI, NGP and AGC. William Blair assumed no responsibility for, and expressed no view as to, such forecasts or the assumptions on which they were based. William Blair's opinion was necessarily based solely upon information available to William Blair and business, market, economic and other conditions as they existed on, and could be evaluated as of, February 2, 1996.

  In rendering its opinion, William Blair assumed that the Merger would be consummated on the terms described in the Acquisition Agreement, without any waiver of any material terms or conditions by GEI and that obtaining the necessary regulatory approvals for the Merger would not have an adverse effect on GEI or NGP.

  In connection with its fairness opinion, William Blair performed a variety of financial and comparative analyses, the material portions of which are summarized below. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. While each of the analyses summarized below is consistent with the opinion of William Blair, William Blair did not, in arriving at its fairness opinion, consider any analysis in isolation or attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, William Blair believes that its analysis must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

  Set forth below is a summary of the material portions of the analyses used by William Blair in connection with rendering its opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of GEI in the Merger pursuant to the Acquisition Agreement. For purposes of its opinion, William Blair arrived at a reference range of values for GEI on a per share basis using four principal valuation methodologies: a publicly traded comparable company analysis, a comparable transaction analysis, a discounted cash flow analysis, and an analysis of the theoretical implied future share prices of GEI based on earnings multiples. Certain valuation methodologies utilized two sets of projections, which were prepared by GEI. One set of projections assumes that GEI will have access to financing to enable growth through acquisitions of golf courses during the projected years (the "Growth Scenario"). The analysis performed under the Growth Scenario for the 5-year period from fiscal 1996 through fiscal 2000 utilized growth rates which were provided by management, were based upon internally-generated revenue and acquired revenue, fluctuated from year-to-year and varied from a low of 16.1% to a high of 27.2%. Alternatively, GEI prepared projections assuming an inability to obtain additional financing for acquisitions of golf courses (the "No-Growth Scenario"). As of the date of William Blair's opinion, GEI was limited by the terms of its lending agreements in the amount of additional debt that GEI could incur without obtaining its lenders' consent.

  Publicly Traded Comparable Company Analysis. William Blair reviewed and compared certain financial and market information for GEI with the corresponding data and statistics of eight high-growth consolidators (the "High-Growth Consolidators") and six low-growth companies (the "Low-Growth Companies") (together, the "Comparable Group"). While no company is identical to GEI, the High-Growth Consolidators were selected based on their stated objective of achieving growth through acquisition of similar businesses (i.e., consolidation within an industry). The Low-Growth Companies were selected based on their respective long-term growth rates and were intended to demonstrate the impact on valuation of generally lower expectations for growth in earnings.

  William Blair examined certain publicly available financial data for historical periods, as well as publicly available financial data estimates, for the companies in the Comparable Group and data that could be derived therefrom, including price/earnings ratios, ratios of market price/book value per share, total value/sales, total value/operating income, total value/earnings before interest, taxes, depreciation and amortization ("EBITDA"), estimated earnings per share growth rates and the relationship between price/earnings ratios and estimated earnings per share growth rates. Total value was defined as the sum of market capitalization and debt, less cash and cash equivalents. William Blair also considered certain operating information for the companies in the Comparable Group. The foregoing analyses allowed William Blair to compare multiples and other statistics for the companies in the Comparable Group with those of GEI. These statistics included a median price/latest twelve months earnings, price/calendar 1995 estimated earnings, and price/calendar 1996 estimated earnings of 26.4x, 25.3x and 20.8x, respectively, for the High-Growth Consolidators and 9.5x, 10.7x and 9.1x, respectively, for the Low-Growth Companies. After application of an effective tax rate of 40%, GEI's estimated earnings per share for the years ended December 31, 1995 and 1996 were $0.28 and $0.50, respectively. The comparable statistics for GEI, based on $12.00 per share, were 42.9x, 42.9x and 24.0x, respectively. The High-Growth Consolidators included the following companies: Airgas Inc., Cintas Corp., Insurance Auto Auctions, Inc., Loewen Group, Inc., Omnicare Inc., Rural/Metro Corp., Service Corp. International and Unitog Company. The Low-Growth Companies included the following companies:
Cascade Corp., Dover Corp., Excel Industries, Inc., Standard Motor Products, Inc., Union Carbide Corp. and Vigoro Corp.

  Comparable Transaction Analysis. William Blair reviewed 73 mergers and acquisitions involving companies and businesses in service industries (excluding transactions which involved technology companies) during the period from January 15, 1993 to December 11, 1995 (the "Comparable Transactions"). William Blair determined, to the extent practicable for each Comparable Transaction, the relationships between total value (defined as the sum of market capitalization and debt less cash and cash equivalents) and latest twelve months operating income ("LTM Operating Income"), total value and latest twelve months operating cash flow ("LTM Cash Flow"), equity value and latest twelve months net income ("LTM Net Income"), price paid in transaction and trading price four weeks prior to transaction announcement, and certain other relationships. The foregoing analysis allowed William Blair to compare statistics for the Comparable Transactions with those of GEI assuming a transaction value of $12.00 per share. The median statistics for the Comparable Transactions for the ratios of total value/LTM Operating Income, total value/LTM Cash Flow, and equity value/LTM Net Income were 11.3x, 7.9x and 19.4x, respectively. The comparable statistics for GEI, based on an assumed transaction value of $12.00 per share, were 17.0x, 9.3x and 43.7x, respectively. The premium for the price paid in the Comparable Transactions relative to trading price prior to announcement was 26.3%. The comparable statistic for GEI, based on an assumed transaction value of $12.00 per share and the closing price of GEI Common Stock on January 10, 1996 of $8.75 per share, was 37.1%.

  Discounted Cash Flow Analysis. Using an unleveraged discounted cash flow analysis, William Blair estimated the present value of the future cash flows that GEI could be expected to produce over a five-year period from fiscal 1996 through fiscal 2000 under various assumptions based on GEI's projections assuming (i) the Growth Scenario and (ii) the No-Growth Scenario. William Blair determined a range of total values for GEI by adding (a) the present value (using discount rates ranging from 12.5% to 14.5%) of the five-year unleveraged free cash flows of GEI and (b) the present value of GEI's projected terminal value at December 31, 2000, and subtracting (c) the net debt. A range of terminal values was determined by multiplying fiscal 2000 projected EBITDA by a range of multiples (8.5, 9.0 and 9.5 under the Growth Scenario and 7.5, 8.0 and 8.5 under the

No-Growth Scenario). This analysis resulted in a range of values per share of
(i) $9.09 to $14.41 under the Growth Scenario and (ii) $6.60 to $10.16 under the No-Growth Scenario.

  Analysis of Theoretical Implied Share Prices Based on Earnings
Multiples. William Blair analyzed the theoretical implied prices per share suggested by the projected earnings contained in (i) the Growth Scenario, (ii) a shortfall scenario which discounts the Growth Scenario by 20% (the "Shortfall Scenario") and (iii) the No-Growth Scenario, applying current earnings per share multiples for GEI (assuming the closing price on January 10, 1996 of $8.75), the Low-Growth Companies and the High-Growth Consolidators, and discounting the results by 13.5%. Based on earnings estimates for fiscal 1997 and 1998, this analysis resulted in present values of theoretical share prices of between $8.03 and $10.86 for the Growth Scenario, $6.42 and $8.69 for the Shortfall Scenario and $4.08 and $7.46 for the No-Growth Scenario.

  In arriving at its written opinion dated February 2, 1996, and in discussing that opinion with the GEI Board of Directors, William Blair performed various financial analyses, portions of which are summarized above. The summary set forth above does not purport to be a complete description of the analyses of William Blair. William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses could create an incomplete view of the process underlying its opinion. In addition, William Blair may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be William Blair's view of the actual value of GEI or the consideration to be received by stockholders, as the case may be. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of GEI and all of which are beyond the control of William Blair. The results of the analyses performed by William Blair are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses or consideration to be paid do not purport to be appraisals or to reflect actual market valuations or trading ranges, which may vary significantly from amounts set forth above.

  Pursuant to the terms of the engagement by GEI as its financial advisor in connection with the Merger, GEI agreed to pay William Blair a retainer fee of $35,000, an opinion fee of $215,000 and, upon consummation of the Merger, a transaction fee of 0.5% of the total consideration paid for GEI, less the aggregate of the retainer fee and the opinion fee. The total fees to be paid to William Blair are expected to aggregate approximately $700,000. William Blair will be reimbursed for out-of-pocket expenses in connection with the engagement. GEI has also agreed to indemnify and hold harmless William Blair and certain related parties from and against certain liabilities, including liabilities under the federal securities laws, in connection with its engagement.

  William Blair has from time to time provided various financial advisory and investment banking services to GEI for which it has received customary compensation. William Blair was manager of GEI's initial public offering during 1994. William Blair is a market maker for GEI Common Stock and provides investment research on GEI. William Blair is a nationally recognized firm and, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, private offerings of securities and valuations for corporate reorganizations and other purposes. The GEI Board of Directors selected William Blair to act as financial advisor on the basis of William Blair's experience and expertise in transactions similar to the Asset Purchase and the Merger and its prior relationship with GEI.

DESCRIPTION OF ACQUISITION AGREEMENT

  The Asset Purchase. Pursuant to the Acquisition Agreement, as amended, GEI will sell to NGP the Purchased Assets. At the election of NGP, the Operating Partnership or AGC may be substituted for NGP with respect to the purchase of any or all of the Purchased Assets. Because the Operating Partnership is able to access financing more readily than NGP due to its ownership of assets and, in particular, can borrow against the Operating Partnership's existing revolving credit facility, NGP currently anticipates that it will substitute the

Operating Partnership with respect to the purchase of a portion of the Purchased Assets equal to the cash portion of the Asset Purchase Consideration (as described below). Likewise, if NGP elects its option to pay all cash consideration for the Asset Purchase, NGP expects that it would substitute the Operating Partnership with respect to the purchase of all of the Purchased Assets. Any election by NGP to substitute the Operating Partnership for NGP should have no effect on GEI stockholders or NGP stockholders in that, in any event, NGP intends to contribute whatever Purchased Assets it purchases to the Operating Partnership in exchange for additional OP Units. NGP does not intend to exercise its option under the Acquisition Agreement to substitute AGC for NGP in the purchase of any of the Purchased Assets.

  As consideration for the sale of the Purchased Assets, on the closing date of the Asset Purchase (the "Closing Date"), NGP shall, at its option by notice to GEI prior to the Closing Date, either: (i) issue and deliver to GEI (a) the number of fully paid and non-assessable shares of NGP Common Stock the aggregate value of which equals $40,786,649 based on a per share price equal to the Average NGP Common Stock Price (as defined below), provided that the aggregate number of shares of NGP Common Stock issuable pursuant to this provision shall not exceed 2,128,000 and shall not be less than 1,418,666; and
(b) $17,213,351 in cash; provided that in the event that any unexpired and unexercised outstanding options (whether or not then exercisable) to purchase shares of GEI Common Stock ("GEI Options") are exercised after the date of the Acquisition Agreement but prior to the Effective Time, then the aggregate value of NGP Common Stock to be issued shall be increased (subject to the proviso above), and the aggregate amount of cash to be paid shall be reduced, by an amount equal to (x) the number of shares of GEI Common Stock issued upon such exercise, multiplied by (y) the difference between (1) $6.00 and (2) 50% of the Option Settlement Amount (as defined below) that would have been paid had such GEI Options not been exercised; or (ii) pay to GEI $58.0 million in cash (in either case, the "Asset Purchase Consideration").

  The "Average NGP Common Stock Price" shall mean the average closing price per share of NGP Common Stock on the NYSE as reported on the NYSE Composite Tape for each of the ten consecutive NYSE trading days immediately preceding the second trading day prior to the Closing Date. NGP shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Acquisition Agreement to GEI such amounts as NGP is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by NGP, such withheld amounts shall be treated for all purposes of the Acquisition Agreement as having been paid to GEI. All shares of NGP Common Stock issued by NGP as Asset Purchase Consideration shall be validly issued, fully paid and non-assessable.

  Management of NGP currently expects that it will pay, and GEI stockholders will receive in the Merger as consideration for their shares of GEI Common Stock, the combination of cash and NGP Common Stock. However, NGP may decide to exercise its option to pay all cash for the Purchased Assets depending on the trading price of NGP Common Stock prior to consummation of the Merger and NGP's ability to raise sufficient financing to pay all cash for the Purchased Assets. NGP will issue a press release no later than July 11, 1996 indicating whether NGP will pay the combination of cash and stock or all cash in the Asset Purchase. GEI stockholders also will be able to call (800) 995-3499 on or after such date to determine the form of consideration that NGP has elected to pay.

  The Merger. Pursuant to the Acquisition Agreement, Newco will be merged with and into GEI, with GEI as the Surviving Corporation.

  At the Effective Time, each share of GEI Common Stock issued and outstanding immediately prior to the Effective Time (other than those shares for which the holders have exercised dissenters' rights under KGCC 17-6712 ("Dissenting Shares") and other than as set forth below) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, the "Merger Consideration," consisting of
(1) $6.00 in cash (the "Cash Consideration") and (2) a number of shares of NGP Common Stock equal to the quotient of (A) the aggregate number of shares of NGP Common Stock issued by NGP to GEI as Asset Purchase Consideration minus the aggregate number of shares of NGP Common Stock issued in the Option Settlement Amount (as defined below), divided by (B) the aggregate number of shares of GEI Common Stock outstanding immediately prior to the Effective Time (the "Stock Consideration"). If NGP elects to pay the Asset Purchase Consideration all in cash in lieu of issuing stock and cash, then instead of the Stock Consideration, the Merger Consideration shall consist solely of Cash Consideration in an aggregate amount per share (including the $6.00 in Cash Consideration referred to above) equal to $12.00 in cash. All shares of GEI Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and retired and cease to exist, and each holder of a certificate representing any such shares shall thereafter cease to have any rights with respect to such shares, except a right to receive the Merger Consideration for such shares upon the surrender of such certificate.

  At the Effective Time, each share of GEI Common Stock issued and owned by GEI as treasury stock, owned by any direct or indirect Subsidiary of GEI or owned by Newco immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and retired without payment of any consideration therefor and cease to exist.

  At the Effective Time, each share of Common Stock, par value $.01 per share, of Newco ("Newco Common Stock") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Newco or the stockholders thereof, be converted into one share of Common Stock, par value $.01 per share, of the Surviving Corporation.

  Treatment of GEI Options. Pursuant to the Acquisition Agreement, GEI shall take all such actions as are necessary to cancel, immediately prior to the Effective Time, all GEI Options heretofore granted by GEI or its subsidiaries under any agreement, plan, program or arrangement of GEI or its subsidiaries. GEI shall use its best efforts to obtain a written agreement from the holders of all outstanding GEI Options not to exercise such GEI Options from date of the Acquisition Agreement through and including the Effective Time, except as specified in the Acquisition Agreement. Except as to the extent that Newco and a holder of a GEI Option may otherwise agree prior to the Effective Time, each holder of a GEI Option shall be entitled to receive from GEI in cancellation thereof a payment (subject to applicable income tax withholding and employer taxes) in an amount equal to the excess, if any, of the per share value of the Merger Consideration (up to $12.00 per share) (valuing Stock Consideration at the Average NGP Common Stock Price) over the per share exercise price of such GEI Option, multiplied by the number of shares of GEI Common Stock subject to such GEI Option (the "Option Settlement Amount"). The Option Settlement Amount shall be paid 50% in cash and 50% in NGP Common Stock (valuing NGP Common Stock at the Average NGP Common Stock Price), or 100% in cash in the event that NGP elects to pay the Asset Purchase Consideration all in cash in lieu of issuing stock and cash. Such payment shall be made immediately prior to the Effective Time. Any GEI Option which as of the Effective Time has not been so cancelled and settled shall be converted into the right to receive the Option Settlement Amount. As a result of the Merger, the holders of unexpired and unexercised options to acquire a total of 1,065,783 shares of GEI Common Stock will become entitled to receive an aggregate of $2,547,514 (subject to certain adjustments and limitations) payable in cash and shares of NGP Common Stock in the same proportion as holders of GEI Common Stock receive in the Merger. For a detailed summary of the number and average exercise price of options held by directors and officers of GEI entitled to receive such consideration, see "Risk Factors--Conflicts of Interest--GEI Conflicts." Except to the extent determined otherwise by Newco, all agreements, plans, programs or arrangements of GEI and its subsidiaries which provide for the issuance or grant of GEI Options or any other interest in respect of the capital stock of GEI or any of its subsidiaries shall terminate as of the Effective Time.

  Exchange of GEI Certificates. Prior to the Effective Time, Newco shall appoint an agent (reasonably acceptable to GEI) to act as exchange agent for the purpose of paying the Merger Consideration (the "Exchange Agent"). Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, immediately prior to the Effective Time, a holder of record of issued and outstanding shares of GEI Common Stock, a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any of such shares in exchange for payment of the

Merger Consideration. The Exchange Agent's transmittal letter shall specify that delivery shall be effected and risk of loss and title to the certificates shall pass only upon proper delivery of the certificates to the Exchange Agent. Upon surrender to the Exchange Agent of such certificates, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and subject to provisions discussed below regarding fractional shares, the Surviving Corporation shall promptly cause to be paid to each person entitled thereto the Merger Consideration to which such person is entitled. If the shares of NGP Common Stock constituting Stock Consideration are to be transferred to a person other than the registered holder of the certificate surrendered, it shall be a condition of such transfer that the certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance to a person other than the registered holder of the certificate surrendered or established to the satisfaction of the Surviving Corporation or the Exchange Agent that such taxes have been paid or are not applicable. Until surrendered in accordance with the provisions of the Acquisition Agreement, each certificate (other than certificates representing Dissenting Shares) shall represent for all purposes only the right to receive the Merger Consideration, without any interest thereon.

  No person holding a certificate which, prior to the Effective Time, represented shares of GEI Common Stock will be entitled after the Effective Time to receive any dividend or distribution that may be declared or paid in respect of, or to vote, any shares of NGP Common Stock constituting Stock Consideration receivable by such person upon conversion of such shares of GEI Common Stock in the Merger, until such certificate is surrendered in exchange for the Merger Consideration as provided herein, at which time any dividends declared and paid after the Effective Time with respect to such shares of NGP Common Stock shall be paid without interest to such person as though he had been a record holder of such shares at the time of such declaration.

  No fractional shares of NGP Common Stock will be transferred, and any stockholder entitled hereunder to receive a fractional share but for this provision will be entitled hereunder to receive in lieu of such fractional share a cash payment representing such stockholder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such stockholders of the aggregate fractional shares of NGP Common Stock that such stockholders would be entitled to receive but for this provision. Such sale shall be made by the Exchange Agent within ten business days after the Effective Time.

  The Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Acquisition Agreement to any holder of shares of GEI Common Stock such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of the Acquisition Agreement as having been paid to the holder of shares of GEI Common Stock in respect of which deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

  Promptly following the first anniversary of the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, certificates and other documents in its possession relating to the transactions described in the Acquisition Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a certificate formerly representing a share of GEI Common Stock may surrender such certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate Merger Consideration relating thereto, without any interest or dividends thereon. Neither Newco nor the Surviving Corporation shall be liable to any holder of shares of GEI Common Stock for any cash constituting the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  STOCKHOLDERS OF GEI SHOULD NOT SEND GEI COMMON STOCK CERTIFICATES WITH THEIR PROXIES. GEI COMMON STOCK CERTIFICATES WILL BE EXCHANGED FOR CASH AND/OR NGP COMMON STOCK CERTIFICATES FOLLOWING THE CONSUMMATION OF THE MERGER IN ACCORDANCE WITH INSTRUCTIONS WHICH THE SURVIVING CORPORATION WILL SEND TO HOLDERS OF GEI COMMON STOCK AFTER THE MERGER.

  Effective Time. The Asset Purchase will close and the Merger will become effective on the second business day after which the last to be fulfilled or waived of the conditions set forth in Article VIII of the Acquisition Agreement shall be fulfilled or waived in accordance with the Acquisition Agreement (the date on which the Merger is effective in accordance with applicable laws, the "Effective Time") or (ii) at such other place or time or on such other date as GEI, NGP and Newco may agree.

  Conduct of Business Prior to Effective Time. Except as contemplated by the Acquisition Agreement, or with the prior written consent of NGP and Newco, during the period from the date of the Acquisition Agreement to the Effective Time, GEI will, and will cause each of its subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice and will use its best efforts, and will cause each of its subsidiaries to use its best efforts, to preserve intact the business organization of GEI and each of its subsidiaries, to keep available the services of their present officers and key employees, and to preserve the goodwill of those having business relationships with it. Without limiting the generality of the foregoing and except as otherwise contemplated by the Acquisition Agreement, GEI will not, and will not permit any of its subsidiaries to, prior to the Effective Time, without the prior written consent of NGP and Newco: (i) adopt any amendment to its Articles of Incorporation or Bylaws or comparable organizational documents (other than as may be required to extend the date of the annual meeting of stockholders);
(ii) (A) issue, pledge or sell, or authorize the issuance, pledge or sale of additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, or any other securities in respect of, in lieu of, or in substitution for, shares of GEI Common Stock outstanding on the date of the Acquisition Agreement or (B) amend, waive or otherwise modify any of the terms of any option, warrant or stock option plan of GEI or any of its subsidiaries, including without limitation, the GEI Options and Stock Option Plans; (iii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than between any wholly-owned subsidiary of GEI and GEI or any other wholly-owned subsidiary of GEI; (iv) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities; (v) increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from GEI or any of its subsidiaries), or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or grant any severance or termination pay to (except pursuant to existing agreements or policies), or enter into any employment or severance agreement with, any director, officer or employee of GEI or any of its subsidiaries or establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case (A) to the extent required by applicable law or regulation, or (B) pursuant to collective bargaining agreements as in effect on the date of the Acquisition Agreement; (vi) (A) sell, pledge, lease, dispose of, grant, encumber, or otherwise authorize the sale, pledge, disposition, grant or encumbrance of (1) any of the golf properties comprising the Purchased Assets, (2) any of GEI's other golf properties or improvements thereon, or (3) any other assets of GEI or any of the subsidiaries, except, in the case of clause (3), for sales which, individually do not exceed $100,000 or which, in the aggregate, do not exceed $250,000 or (B) acquire (including, without limitation, by merger, consolidation, lease or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof (or a substantial portion of the assets thereof) or any other assets, except for such acquisitions which, individually, do not exceed $100,000 or which, in the aggregate, do not exceed $250,000; (vii) (A) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that GEI and its subsidiaries may incur or pre-pay debt in the ordinary course of business consistent with past practice under existing lines of credit, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice, or
(C) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments between any wholly-owned subsidiary of GEI and GEI or another wholly-owned subsidiary of GEI; (viii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of GEI or any of its subsidiaries; (ix) make any tax elections or settle or compromise any federal or state income tax liability with tax authorities; (x) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted, unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the consolidated financial statements of GEI; (xi) other than in the ordinary course of business and consistent with past practice, waive any rights of substantial value or make any payment, direct or indirect, of any material liability of GEI or of any of the subsidiaries before the same comes due in accordance with its terms; (xii) fail to maintain its existing insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies; (xiii) enter into any collective bargaining agreement or any successor collective bargaining agreement; (xiv) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures, unless required by GAAP or the SEC; (xv) modify, amend or terminate any of GEI's agreements which has a term in excess of one year or involves the payment or receipt of money in excess of $100,000 or waive, release or assign any material rights or claims, except in the ordinary course of business consistent with past practice; (xvi) take, or agree to commit to take, any action that would make any representation or warranty of GEI contained in the Acquisition Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time; (xvii) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of GEI's affiliates which involves the transfer of consideration or has a financial impact on GEI, other than pursuant to such agreements, arrangements, or understandings existing on the date of the Acquisition Agreement; (xviii) close, shut down, or otherwise eliminate any of GEI's golf courses located on any of the properties owned or leased by GEI, except for such closures, shutdowns or eliminations which are (A) required by action, order, writ, injunction, judgment or decree or otherwise required by law, or (B) due to acts of God or other force majeure events; or (xix) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

  Except as otherwise contemplated by the Acquisition Agreement, NGP will not, and will not permit any of its subsidiaries to, prior to the Effective Time, without the prior written consent of GEI and Newco: (i) adopt any amendment to its Articles of Incorporation; (ii) issue any shares of its capital stock at less than fair market value (other than pursuant to NGP's 1993 Stock Option and Incentive Plan) or directly or indirectly effect any stock split, combination or reclassification of its capital stock; (iii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than (A) between any wholly-owned subsidiary of NGP and NGP or any other wholly-owned subsidiary of NGP, (B) regular quarterly cash dividends on NGP Common Stock substantially in accordance with past practice, or (C) distributions by the Operating Partnership in accordance with its partnership agreement; or (iv) take any action or make any change, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies and procedures, unless required by GAAP or the SEC; or (v) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce any intention to do any of the foregoing.

  No Solicitation of Alternative Transactions. Pursuant to the Acquisition Agreement, GEI (and its subsidiaries and affiliates over which it exercises control) will not, and GEI (and its subsidiaries and affiliates over which it exercises control) will use their best efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents do not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below) of GEI or any subsidiary or an inquiry with respect thereto, or (ii) in the event of an unsolicited Acquisition Proposal for GEI or any subsidiary or affiliate of GEI, engage in negotiations or discussions with, or provide any information or data to, any corporation, partnership, person or other entity or group (other than Newco, NGP or any of their respective affiliates or representatives) (each, a "Person") relating to any Acquisition Proposal, except in the case of clause (ii) above to the extent that (x) the Acquisition Proposal is a bona fide written proposal submitted to the GEI Board of Directors and (y) the GEI Board of Directors determines, after having received the oral or written opinion of outside legal counsel to GEI, that the failure to engage in such negotiations or discussions or provide such information would result in a breach of the GEI Board of Directors' fiduciary duties under applicable law. Any information so furnished shall be provided pursuant to a confidentiality agreement in customary form on terms not more favorable to such Person than the terms contained in the Confidentiality Agreement between the parties to the Acquisition Agreement existing on the date of the Acquisition Agreement. GEI shall notify NGP and Newco orally and in writing of any such offers, proposals, inquiries or Acquisition Proposals (including, without limitation, the material terms and conditions thereof and the identity of the Person making it), within 24 hours of the receipt thereof, and shall thereafter inform NGP and Newco on a reasonable basis of the status and content of any discussions or negotiations with such a third party, including any material changes to the terms and conditions thereof. GEI shall give NGP and Newco two business days' advance notice of any agreement to be entered into or any information to be supplied to any such Person. GEI shall, and shall cause its subsidiaries and affiliates over which it exercises control, and will use its best efforts to ensure their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, immediately cease and cause to be terminated all discussions and negotiations that have taken place prior to the date of the Acquisition Agreement, if any, with any parties conducted prior to the date of the Acquisition Agreement with respect to any Acquisition Proposal relating to GEI. Nothing contained in this provision shall prohibit GEI or its Board of Directors from taking and disclosing to its stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or making such disclosure as may be required by applicable law.

  As used in the Acquisition Agreement, "Acquisition Proposal" when used in connection with any Person shall mean any tender or exchange offer involving the capital stock of such Person, any proposal for a merger, consolidation or other business combination involving such Person or any subsidiary of such Person, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, such Person or any subsidiary of such Person, any proposal or offer with respect to any recapitalization or restructuring with respect to such Person or any subsidiary of such Person or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to such Person or any subsidiary of such Person other than pursuant to the transactions to be effected pursuant to the Acquisition Agreement.

  Representations and Warranties. The Acquisition Agreement contains customary representations and warranties of GEI, NGP, and Newco relating to, among other things: (i) due organization and good standing; (ii) corporate authority to enter into the Acquisition Agreement and related agreements; (iii) authorized capital stock; (iv) ownership (or lack of ownership) of subsidiaries; (v) the compliance of the Acquisition Agreement with charters, bylaws, and the law;
(vi) the absence of certain material defaults or violations; (vii) the filing of certain documents with the SEC; (viii) the accuracy of financial statements; (ix) the absence of certain litigation; (x) the absence of material changes or events; (xi) tax matters; (xii) the absence of material liabilities related to employee benefit plans; (xiii) the absence of material labor disputes; and (xiv) fairness opinions; provided, however, that Newco only made such customary representations and warranties as were noted in (i),
(ii), (iv), and (v) above.

  Conditions to the Asset Purchase and Merger. The respective obligations of GEI, NGP and Newco to consummate the Asset Purchase and the Merger are subject to the satisfaction (or, if permissible, waiver by the party for whose benefit such conditions exist) of the following conditions: (i) the Acquisition Agreement and the transactions contemplated thereby shall have been approved in the manner required by applicable law or by the applicable regulations of any stock exchange or other regulatory body, as the case may be, of the holders of the issued and outstanding shares of capital stock of NGP and GEI, respectively; (ii) no governmental entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Asset Purchase, the Merger or any transaction contemplated by the Acquisition Agreement, the Stockholder Agreement, or the Termination Fee Agreement; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted; (iii) the applicable waiting period under the HSR Act shall have expired or been terminated; (iv) other than the filing of merger documents in accordance with the KGCC, all authorizations, consents, waivers, orders or approvals required to be obtained, and all filings, notices or declarations required to be made, by GEI, NGP and Newco prior to the consummation of the Asset Purchase and the Merger and the transactions contemplated under the Acquisition Agreement shall have been obtained from, and made with, all required governmental entities except for such authorizations, consents, waivers, orders, approvals, filings, notices or declarations, the failure to obtain or make which would not have a material adverse effect at or after the Effective Time, on GEI, NGP or Newco; (v) the Registration Statement shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the knowledge of NGP, GEI or Newco, threatened, and all necessary approvals under state securities laws relating to the issuance or trading of NGP Common Stock to be issued to GEI's stockholders in connection with the Merger shall have been received; and (vi) the NGP Common Stock to be issued to GEI stockholders in connection with the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance.

  The obligations of NGP to effect the Asset Purchase and the transactions contemplated in the Acquisition Agreement are also subject to the following conditions: (i) each of the representations and warranties of GEI and Newco contained in the Acquisition Agreement, without giving effect to any notification to NGP delivered pursuant to the Acquisition Agreement, shall be true and correct (in the case of Newco, in all material respects) as of the Closing Date as though made on and as of the Closing Date, except (A) for changes specifically permitted by the Acquisition Agreement, (B) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and (C) in the case of GEI, for failures of representations and warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which, individually or in the aggregate, would not be reasonably likely to result in a material adverse effect on the business, assets, financial condition, results of operations, or prospects of the Purchased Assets taken as a whole or to materially impair the ability of GEI to consummate the Asset Purchase, the Merger, or the other transactions contemplated by the Acquisition Agreement or perform its obligations thereunder, and NGP shall have received certificates of the Chief Executive Officer and Chief Financial Officer of GEI and Newco to such effect;
(ii) GEI and Newco shall have performed or complied in all material respects with all agreements and covenants required by the Acquisition Agreement to be performed or complied with by them on or prior to the Closing Date, and NGP shall have received certificates of the Chief Executive Officer and Chief Financial Officer of GEI and Newco to that effect; and (iii) since the date of the Acquisition Agreement, there shall have been no change, occurrence or circumstance in the business, operations, properties, assets, condition (financial or otherwise) or the results of operations or prospects of the Purchased Assets having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the Purchased Assets, taken as a whole, and NGP shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of GEI to such effect.

  The obligations of Newco to effect the Asset Purchase, the Merger and the transactions contemplated in the Acquisition Agreement are also subject to the following conditions: (i) each of the representations and warranties of GEI and NGP contained in the Acquisition Agreement, without giving effect to any notification to Newco delivered pursuant to the Acquisition Agreement, shall be true and correct (in the case of NGP, in all material respects) as of the Effective Time, except (A) for changes specifically permitted by the Acquisition Agreement, (B) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and (C) in the case of GEI, for failures of representations and warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which, individually or in the aggregate, would not be reasonably likely to result in a material adverse effect on the business, assets, financial condition, results of operations, or prospects of GEI and its subsidiaries (other than the Purchased Assets) taken as a whole or to materially impair the ability of GEI to consummate the Asset Purchase, the Merger, or the other transactions contemplated by the Acquisition Agreement or perform its obligations thereunder, and Newco shall have received certificates of the Chief Executive Officer and Chief Financial Officer of GEI and NGP to such effect; (ii) GEI and NGP shall have performed or complied in all material respects with all agreements and covenants required by the Acquisition Agreement to be performed or complied with by them on or prior to the Effective Time, and Newco shall have received certificates of the Chief Executive Officer and Chief Financial Officer of GEI and NGP to that effect; and (iii) since the date of the Acquisition Agreement, there shall have been no change, occurrence or circumstance in the business, operations, properties, assets, condition (financial or otherwise) or the results of operations or prospects of GEI or any of its subsidiaries (other than the Purchased Assets) having or reasonably likely to have, individually or in the aggregate, a material adverse effect on GEI and its subsidiaries (other than the Purchased Assets), taken as a whole, and Newco shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of GEI to such effect.

  The obligation of GEI to effect the Asset Purchase, the Merger and the other transactions contemplated in the Acquisition Agreement are also subject to the following conditions: (i) each of the representations and warranties of NGP and Newco contained in the Acquisition Agreement, without giving effect to any notification made to GEI pursuant to the Acquisition Agreement, shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time, except (A) for changes specifically permitted by the Acquisition Agreement and (B) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and GEI shall have received certificates of the Chief Executive Officer and Chief Financial Officer of NGP and Newco to such effect;
(ii) NGP and Newco shall have performed or complied in all material respects with all agreements and covenants required by the Acquisition Agreement to be performed or complied with by them on or prior to the Effective Time, and GEI shall have received certificates of the Chief Executive Officer and Chief Financial Officer of NGP and Newco to that effect; and (iii) since the date of the Acquisition Agreement, there shall have been no change, occurrence or circumstance in the business, operations, properties, assets, condition (financial or otherwise) or the results of operations or prospects of NGP or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on NGP and its subsidiaries, taken as a whole, and GEI shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of NGP to such effect.

  Termination of the Acquisition Agreement. Pursuant to the Acquisition Agreement, the Acquisition Agreement may be terminated and the Asset Purchase and the Merger contemplated therein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval of the Acquisition Agreement: (i) by the mutual consent of the NGP Board of Directors, the Board of Directors of Newco and the GEI Board of Directors;
(ii) by NGP, upon a breach of any representation, warranty, covenant or agreement on the part of GEI or Newco set forth in the Acquisition Agreement, or if any representation or warranty of GEI or Newco shall have become untrue, in either case such that the conditions related thereto set forth in the Acquisition Agreement would be incapable of being satisfied by July 31, 1996 (or as otherwise extended); provided, that in any case, a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this provision; (iii) by Newco, upon a breach of any representation, warranty, covenant or agreement on the part of GEI or NGP set forth in the Acquisition Agreement, or if any representation or warranty of GEI or NGP shall have become untrue, in either case such that the conditions related thereto set forth in the Acquisition Agreement would be incapable of being satisfied by July 31, 1996 (or as otherwise extended); provided, that in any case, a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this provision; (iv) by GEI, upon a breach of any representation, warranty, covenant or agreement on the part of NGP or Newco set forth in the Acquisition Agreement, or if any representation or warranty of NGP or Newco shall have become untrue, in either case such that the conditions related thereto set forth in the Acquisition Agreement would be incapable of being satisfied by July 31, 1996 (or as otherwise extended); provided, that in any case, a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this provision;
(v) by any of NGP, Newco or GEI, if any court or other governmental entity shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Acquisition Agreement, the Asset Purchase or the Merger and such order, judgment, decree, injunction, ruling or other action shall have become final and nonappealable; (vi) by any of NGP, Newco or GEI, if the Asset Purchase and the Merger shall not have been consummated before July 31, 1996; (vii) by any of NGP, Newco or GEI, if the Acquisition Agreement, the Asset Purchase and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of GEI at the GEI Special Meeting and of NGP at the NGP Annual Meeting; (viii) by either NGP or Newco, if (A) the GEI Board of Directors shall withdraw, modify or change its recommendation of the Acquisition Agreement, the Asset Purchase or the Merger in a manner adverse to NGP or Newco or shall have resolved to do any of the foregoing; (B) the GEI Board of Directors shall have recommended to the stockholders of GEI any Acquisition Proposal; or (C) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of GEI is commenced, and the GEI Board of Directors recommends that the stockholders of GEI tender their shares in such tender or exchange offer; or
(ix) by GEI, if (A) the GEI Board of Directors (1) fails to make or withdraws or modifies (in a manner adverse to NGP or Newco) its recommendation of the Asset Purchase and the Merger if there exists at such time an Acquisition Proposal or (2) recommends to GEI's stockholders approval or acceptance of any Acquisition Proposal, in each case only if the GEI Board of Directors, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the GEI Board of Directors to comply with its fiduciary duties to stockholders under applicable law, (B) the NGP Board of Directors shall have withdrawn, modified or changed in a manner adverse to GEI its recommendation of the Acquisition Agreement and the Asset Purchase, or (C) the Board of Directors or sole stockholder of Newco shall have withdrawn, modified or changed in a manner adverse to GEI its approval of the Acquisition Agreement and the Merger.

  Termination and Commitment Fees. GEI agrees that if the Acquisition Agreement shall be terminated (i) because the Asset Purchase and the Merger shall not have been consummated by July 31, 1996 at any time when (a) an Acquisition Proposal shall have been made by a third party but shall not have been rejected by GEI and (b) GEI or any of the subsidiaries or GEI's stockholders shall thereafter consummate or agree to consummate a transaction which would constitute an Acquisition Proposal with any person within one year of the date of the Acquisition Agreement, (ii) because of the failure to obtain the requisite vote by the stockholders of GEI and there shall exist an Acquisition Proposal, (iii) by either NGP or Newco, (a) if the GEI Board of Directors shall withdraw, modify or change its recommendation of the Acquisition Agreement, the Asset Purchase or the Merger in a manner adverse to NGP or Newco or shall have resolved to do any of the foregoing, or (b) the GEI Board of Directors shall have recommended to the stockholders of GEI any Acquisition Proposal, or (c) a tender offer or exchange offer for 15% or more of the outstanding share of capital stock of GEI is commenced and the GEI Board of Directors recommends that the stockholders of GEI tender their shares in such tender or exchange offer, (iv) by GEI, if the GEI Board of Directors
(a) fails to make or withdraws or modified (in a manner adverse to NGP or Newco) its recommendation of the Acquisition Agreement if there exists at such time an Acquisition Proposal or (b) recommends to GEI's stockholders approval or acceptance of any Acquisition Proposal, in each case only if the GEI Board of Directors, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Board to comply with its fiduciary duties under applicable law, or (v) because of breaches by GEI of its covenants, agreements, representations or warranties in the Acquisition Agreement and such termination is the result of wilful breach of any covenant, agreement, representation or warranty contained therein and there shall exist an Acquisition Proposal, then in any such event GEI shall pay to Newco an amount equal to $975,000 (the "Termination Fee"), payable (x) in the case of termination under clause (i) above upon signing of a definitive agreement relating to such Acquisition Proposal referred to in clause (i), or, if no such agreement is executed then at the Closing (and as condition to the Closing) of such Acquisition Proposal, and (y) within one business day of termination of the Acquisition Agreement upon any termination of the Acquisition Agreement under clauses (ii), (iii), (iv), or (v) above. If GEI shall fail to pay when due any amounts which shall become due under this provision of the Acquisition Agreement, GEI shall in addition hereto pay to Newco all costs and expenses (including fees and disbursements of counsel) incurred in collecting such overdue amounts, together with interest on such overdue amounts from the date such payment was required to be made until the date such payment is received at a rate per annum equal to the "reference rate" as announced from time to time by Bank of America.

  Pursuant to the Acquisition Agreement, in exchange for the Operating Partnership's commitment to purchase the Purchased Assets, GEI has agreed to pay $1,475,000 (the "Commitment Fee") to the Operating Partnership. The payment of the Commitment Fee is subject to the following limitations: (A) the Commitment Fee shall only be payable if the Acquisition Agreement shall be terminated pursuant to the circumstances described above requiring the payment of the Termination Fee, and shall be payable at the time the Termination Fee is payable; and (B) the amount of the fee payable by GEI shall not exceed the REIT Limit; provided, however, GEI shall be obligated to pay any excess amount of the fee in the following years (upon notice by the Operating Partnership) subject to the REIT Limit for such years; provided, further, that if the full amount of the Commitment Fee has not been paid after three years, GEI's obligation to pay the remaining amount of such fee shall terminate. The "REIT Limit" shall be equal to the maximum amount of Commitment Fee the Operating Partnership can receive without causing NGP to violate the 95% or 75% income tests under Section 856(c) of the Code, with the following limitations: (1) it shall be assumed that the Commitment Fee is nonqualifying income under each such test, unless NGP receives a reasoned opinion of its tax counsel or a ruling from the Internal Revenue Service which provides to the contrary (if such an opinion or ruling is received, the payment of the Commitment Fee shall not be subject to the REIT Limit and shall be paid in full by GEI when due);
(2) the REIT Limit shall be determined by NGP, in consultation with its accountants and tax counsel; and (3) in calculating NGP's nonqualifying income, if any, under the 95% and 75% income tests, NGP will assume it has $100,000 of nonqualifying income from unknown sources (i.e., in addition to any known nonqualifying income of the Operating Partnership). If GEI shall fail to pay when due any amounts which shall become due under this provision of the Acquisition Agreement, GEI shall in addition hereto pay to the Operating Partnership all costs and expenses (including fees and disbursements of counsel) incurred in collecting such overdue amounts, together with interest on such overdue amounts from the date such payment was required to be made until the date such payment is received at a rate per annum equal to the "reference rate" as announced from time to time by Bank of America.

  Other Fees and Expenses. Except for expenses incurred in connection with printing the Joint Proxy Statement--Prospectus and the Registration Statement and the SEC filing fees relating thereto, which costs shall be shared equally by NGP and Newco (on the one hand) and GEI (on the other hand), all costs and expenses incurred in connection with the Acquisition Agreement and the consummation of the transactions contemplated thereby shall be paid by the party incurring such expenses.

  Amendment of the Acquisition Agreement. Subject to applicable law, the Acquisition Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of GEI and NGP contemplated thereby, by written agreement of the parties thereto, pursuant to action taken by their respective Boards of Directors, at any time prior to the Closing Date with respect to any of the terms contained therein; provided, however, that after the approval of the Acquisition Agreement by the stockholders of GEI, no such amendment, modification or supplement shall reduce or change the consideration to be received by GEI's stockholders in the Merger.

  Stockholder Agreement. Concurrently with the execution of the Acquisition Agreement, NGP, Newco, Robert H. Williams, Golder, Thoma, Cressey Fund II ("GTC II") and Golder, Thoma, Cressey Fund III Limited Partnership ("GTC III," and, together with Mr. Williams and GTC II, the "Principal Stockholders") entered into the Stockholder Agreement relating to 3,425,344 shares of GEI Common Stock owned (either beneficially or of record) by the Principal Stockholders.

  Pursuant to the Stockholder Agreement, the Principal Stockholders agreed that at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of GEI Common Stock, however called, or in connection with any written consent of the holders of GEI Common Stock, the Principal Stockholders shall vote (or cause to be voted) the shares of GEI Common Stock held of record or beneficially owned by the Principal Stockholders (i) in favor of the Asset Purchase, the Merger, the execution and delivery by GEI of the Acquisition Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated by the Acquisition Agreement and the Stockholder Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of GEI under the Acquisition Agreement or the Stockholder Agreement; and (iii) except as otherwise agreed to in writing in advance by Newco and NGP, against the following actions (other than the Asset Purchase, the Merger and the transactions contemplated by the Stockholder Agreement and the Acquisition Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving GEI or its subsidiaries;
(B) any sale, lease or transfer of a material amount of assets of GEI or its Subsidiaries, or a reorganization, restructuring, recapitalization, special dividend, dissolution or liquidation of GEI or its subsidiaries; or (C)(1) any change in the present capitalization of GEI including any proposal to sell a substantial equity interest in GEI and its subsidiaries; (2) any amendment of GEI's Certificate of Incorporation or Bylaws; (3) any other change in GEI's corporate structure or business; or (4) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Asset Purchase, the Merger and the transactions contemplated by the Stockholder Agreement and the Acquisition Agreement.

  The Principal Stockholders have also agreed that they shall not, and shall cause their affiliates (which term, for purposes of this provision, shall not include GEI) and officers, directors, employees, partners, investment bankers, attorneys, accountants and other agents and representatives of such Principal Stockholder and such affiliates (such affiliates, officers, directors, employees, partners, investment bankers, attorneys, accountants, agents and representatives of any person are hereinafter collectively referred to as the "Representatives" of such person) not to, directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal of GEI or any affiliate or any inquiry with respect thereto, or (ii) in the event of an unsolicited Acquisition Proposal for GEI or any affiliate of GEI, engage in negotiations or discussions with, or provide any information or data to, any person (other than NGP, Newco, any of their affiliates or representatives) relating to any Acquisition Proposal. The Principal Stockholders shall notify Newco orally and in writing of any such offers, proposals, or inquiries (including, without limitation, the terms and conditions thereof and the identity of the person making it), within 24 hours of the receipt thereof. The Principal Stockholders shall, and shall cause its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any parties conducted prior to the execution of the Acquisition Agreement with respect to any Acquisition Proposal relating to GEI, other than discussions or negotiations with NGP, Newco and their affiliates. Notwithstanding the restrictions set forth in this provision, any person who is an officer or director of GEI may exercise his fiduciary duties in his capacity as a director or officer of GEI consistent with the terms of the Acquisition Agreement.

  The Principal Stockholders shall not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of their shares of GEI Common Stock or any interest therein; (ii) grant any proxies or powers of attorney, deposit the shares into a voting trust or enter into a voting agreement with respect to the shares; or (iii) take any action that would make any representation or warranty of the Principal Stockholder contained in the Stockholder Agreement untrue or incorrect or would result in a breach by the Principal Stockholders of their obligations under the Stockholder Agreement or a breach by GEI of its obligations under the Acquisition Agreement.

  Pursuant to the Stockholder Agreement, each of the Principal Stockholders has represented that it does not intend to transfer all or any portion of its shares of NGP Common Stock received as Stock Consideration in the Merger during the 90-day period following the Effective Time, and that it does not intend to transfer more than one-third of the Stock Consideration received in the Merger during the period between 90 and 120 days following the Effective Time, and that it does not intend to transfer more than two-thirds of the Stock Consideration received in the Merger during the period between 90 and 150 days following the Effective Time. Each of the Principal Stockholders and NGP have agreed that, while such shares of NGP Common Stock shall be freely transferable by the Principal Stockholders (subject to the requirements of applicable law and the limitations in NGP's Articles of Incorporation), any transfer of such NGP Common Stock by a Principal Stockholder that is inconsistent with such representations shall result in a downward adjustment to the purchase price of the

Purchased Assets. Such purchase price adjustment shall be effected as follows:
For every two shares of NGP Common Stock transferred by any Principal Stockholder in a manner that is inconsistent with such representations, such Principal Stockholder shall be required to return one additional share of such stock to NGP. In the event the applicable Principal Stockholder does not have any additional shares of NGP Common Stock, such Principal Stockholder shall pay to NGP an amount of cash equal to the number of shares transferred in a manner inconsistent with such representations times one-third of the Average NGP Common Stock Price (as defined in the Acquisition Agreement).

  Pursuant to the Stockholder Agreement, each of the Principal Stockholders will execute and deliver the Affiliate Agreements.

  Registration Rights Agreement. As a requirement of the Stockholder Agreement, NGP is required to execute a Registration Rights Agreement, which provides that the Principal Stockholders will have the right to require NGP, beginning on the first anniversary of the date of the Registration Rights Agreement, to register all or any portion of the NGP Common Stock issued to them in the Merger (collectively, the "Registrable Securities"). The Principal Stockholders holding a majority of the Registrable Securities may make not more than one written "demand" of NGP to effect the registration of all or part of such Registrable Securities. Such demand registration is subject to certain restrictions including postponement by NGP for a limited period (the "Blackout Period") if such registration would interfere with any proposed offering of shares, pending financing, acquisition, corporate reorganization or other significant transaction involving NGP.

  If NGP seeks to register, in a proposed offering for cash, any NGP Common Stock while the Registration Rights Agreement is in effect, the Principal Stockholders have the right to request that NGP include any or all of their Registrable Securities in the proposed offering (a "Piggyback Registration"). NGP must provide each Principal Stockholder with notice prior to the filing of the registration statement. The Principal Stockholders, in a written request given to NGP, may include its Registrable Securities in such registration statement, subject to constraints of marketability of the proposed offering, as determined by the managing underwriter.

  The Principal Stockholders will pay all underwriting discounts, commissions and transfer taxes related to the Registrable Securities offered for sale by the Principal Stockholders as well as the fees and disbursements of its counsel and all other fees and expenses in connection with the registration of Registrable Securities.

  NGP has agreed to indemnify the Principal Stockholders and the prospective underwriters of registrations of Registrable Securities for liabilities arising out of violations by NGP of applicable laws relating to the registration statement and for material misstatements and omissions, not provided by the Principal Stockholders, included in the registration statement. Likewise, each Principal Stockholder agrees to indemnify NGP, all other Principal Stockholders or any underwriter for liabilities arising out of violations of applicable laws relating to its offer and sale of Registrable Securities and for material misstatements and omissions made in the registration statement in reliance on information provided in writing to NGP by such Principal Stockholder. Contribution will also be available to any of the above parties in relation to relative fault, to the extent that indemnification from an indemnifying party to an indemnified party is unavailable.

  Stockholder Termination Fee Agreement. Concurrently with the execution of the Acquisition Agreement, Newco and the Principal Stockholders entered into a Termination Fee Agreement, which provides that in the event that the Acquisition Agreement is terminated in circumstances under which the Termination Fee is payable by GEI to Newco pursuant to the Acquisition Agreement, and any Acquisition Proposal (as defined in the Acquisition Agreement) is consummated, then each Principal Stockholder shall pay to Newco one business day after consummation of the Acquisition Proposal an amount (the "Stockholder Termination Fee") equal to one-half of the product of (x) the number of shares of GEI Common Stock beneficially owned by such Principal Stockholder on February 2, 1996, multiplied by (y) the excess of (i) the per share value of consideration paid upon consummation of the Acquisition Proposal (with the value of any non-cash consideration being determined by agreement of Newco and such Principal Stockholder) over (ii) $12.00. In the event that the consideration paid on consummation of the Acquisition Proposal:
(i) consists solely of cash, then the Stockholder Termination

Fee shall be payable solely in cash, or (ii) consists of cash and other non-cash property, or solely non-cash property, then the Stockholder Termination Fee shall be payable in cash and such non-cash property in the same proportion as the cash bears to the value of the non-cash property issued on consummation of the Acquisition Proposal (as such value is determined above).

MANAGEMENT AND OPERATIONS AFTER ASSET PURCHASE AND MERGER; LEASE TERMS

  NGP. The officers of NGP prior to the Effective Time will continue to serve in their respective positions after the Effective Time. The NGP Board of Directors after the Effective Time will be composed of those Directors serving before the Effective Time whose seats were not the subject of the Election Proposal, and those Directors who are duly elected at the NGP Annual Meeting.

  The Acquisition Agreement provides that, at NGP's election, the Operating Partnership may be substituted for NGP as the purchaser of any or all of the Purchased Assets. Currently, NGP anticipates that it will substitute the Operating Partnership for NGP with respect to the purchase of the portion of the Purchased Assets equal in value to the cash portion of the consideration payable to GEI in connection with the Asset Purchase. After the Effective Time, NGP intends to contribute to the Operating Partnership, in exchange for additional OP Units equal in number to the shares of NGP Common Stock issued in connection with the Asset Purchase, all of the Purchased Assets acquired by NGP in the Asset Purchase. The Operating Partnership has agreed to lease all of the golf courses comprising the Purchased Assets to AGC as provided in the terms of the Agreement to Enter into Leases (the "Agreement to Lease") entered into as of February 2, 1996 by and among NGP, the Operating Partnership and AGC. Pursuant to the Agreement to Lease, AGC will enter into a master lease agreement with respect to all of the golf properties comprising the Purchased Assets upon the closing of the Asset Purchase. The specific terms of the form of lease agreement agreed to by the parties to the Agreement to Lease is summarized below under "--New Lease."

  Surviving Corporation. Pursuant to the Acquisition Agreement, the officers of GEI immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation. The Directors of Newco immediately prior to the Effective Time shall be the initial Directors of the Surviving Corporation.

  After the Effective Time, the Price Trust will be the sole shareholder of the Surviving Corporation and David G. Price, as the trustee of the Price Trust, will have the ability to change all aspects of GEI's management and operations. Mr. Price has no active plans to discontinue particular operations or businesses after the Effective Time. However, in seeking to achieve operating efficiencies, Mr. Price may combine, sell or close divisions, subsidiaries, golf courses or offices. A principal short-term objective of Mr. Price will be to achieve cost reductions and improved productivity and profitability.

  GEI currently maintains the Golf Enterprises, Inc. 401(k) Profit Sharing Plan (the "GEI 401(k) Plan"). Following the Merger, because David G. Price and his affiliates will own more than 80% of both the Surviving Corporation and AGC, the Surviving Corporation may either continue maintaining the GEI 401(k) Plan or merge the GEI 401(k) Plan with the AGC Employee Savings Plan (the "AGC 401(k) Plan"). In addition, it may be necessary to amend the GEI 401(k) Plan or the AGC 401(k) Plan in order for such plans to satisfy Section 401(b) of the Code or any other provisions of the Code or the Employee Retirement Income Security Act of 1974, as amended.

  New Lease. Pursuant to the Agreement to Lease, all of the golf course properties and related assets that collectively comprise the Purchased Assets (including the Purchased Assets purchased directly by the Operating Partnership and the Purchased Assets purchased by NGP and then contributed to the Operating Partnership in exchange for additional OP Units) will be leased by the Operating Partnership to AGC pursuant to a written master lease (the "New Lease") entered into by the Operating Partnership and AGC. The terms and conditions of the New Lease are substantially similar to, and generally are not more favorable to AGC than the terms and conditions of the existing leases between the Operating Partnership and AGC with respect to other golf courses purchased by the Operating Partnership over the last few years and leased to AGC. In addition, the terms and conditions of the New Lease also are generally not more favorable to AGC than the terms and conditions of other leases and operating contracts of golf course properties entered into over the last few years by AGC and owners of golf course properties that are not affiliated with NGP or the terms and conditions of the existing lease of one of NGP's owned golf course properties leased by NGP to Cobblestone Golf Group, Inc., a competitor of AGC that has no affiliation with NGP, AGC, David G. Price or Newco. Based on the foregoing, NGP's management believes that the terms and conditions of the New Lease reflect current market conditions for the lease of properties similar to the Purchased Assets. NGP's management does not believe that NGP could obtain more favorable terms and conditions by leasing the Purchased Assets to a golf course management company other than AGC that has the financial and operational capability to operate 20 golf course properties over the term of the New Lease. See also, however, "Risk Factors--Conflicts of Interest-- Allocation of Consideration for the Asset Purchase and the Merger and Allocation of GEI's Assets" and "The Asset Purchase and Merger--Possible Conflicts of Interest of Certain Officers and Directors--David G. Price."

  The initial term under the New Lease is 15 years and AGC has the option to extend the term of the New Lease for two five-year terms. The New Lease is a triple net lease which requires AGC to pay substantially all expenses associated with the leased properties, such as real estate taxes, insurance, utilities and services, maintenance and other operating expenses. The New Lease permits AGC to operate each of the leased properties as a golf course, along with a clubhouse and other activities customarily associated with or incidental to the operation of a golf course.

  The annual base rent (the "Base Rent") for the first year under the New Lease is initially set at 10% of the Operating Partnership's investment and costs in acquiring and improving the properties to be leased by AGC (including both cash and the value of all NGP Common Stock delivered pursuant to the Acquisition Agreement). NGP currently estimates that the Base Rent for the first year under the New Lease will be approximately $5,965,000 based on NGP's current estimate of the total investment and closing costs relating to the Operating Partnership's acquisition of the Purchased Assets. The Base Rent for years two through six of the initial term under the New Lease will increase at a rate based on the annual percentage increase in the Consumer Price Index ("CPI"), provided that each such annual CPI increase shall not exceed five percent. Rent under the New Lease is comprised of the sum of (a) the Base Rent and (b) Additional Rent equal to the excess of a specified percentage of Course Revenue and Other Revenue over the Base Rent. The specific percentages of Course Revenue and Other Revenue payable as additional rent (the "Additional Rent") will be determined by the parties to the New Lease prior to the Effective Time with the objective of achieving a total annual return on the Operating Partnership's total investment in the properties subject to the New Lease ranging from 10% in the first year to approximately 13.5% in the fifth year. "Course Revenue" is generally defined in the New Lease to include all revenue received from the operation of the applicable golf course property, including revenues from memberships, initiation fees, dues, fees to reserve tee times, golf-related guest fees, driving range charges and golf cart rentals, but excluding those revenues described as Other Revenue. "Other Revenue" is generally defined in the New Lease to include all revenue received from food and beverage and merchandise sales, and other revenue not directly related to golf activities. Other than AGC's obligations to pay Base Rent and Additional Rent as described above, AGC has not agreed, nor is it required under the New Lease, to pay any form of consideration to NGP in exchange for allowing AGC to lease and operate the Purchased Assets.

INDEMNIFICATION OF GEI DIRECTORS AND OFFICERS

  The Acquisition Agreement provides that Newco will cause the Surviving Corporation to keep in effect the provisions of the Articles of Incorporation of GEI (the "GEI Articles") and the Bylaws of GEI (the "GEI Bylaws") providing for indemnification of GEI directors and officers. The GEI Articles obligate GEI to indemnify each officer and director of GEI for liability arising out of such status as officer or director to the fullest extent permitted by applicable law, except as otherwise provided in the GEI Bylaws. The GEI Bylaws obligate GEI to indemnify to the fullest extent allowed by the KGCC each person made or threatened to be made a party to any action or proceeding due to that person's status as a director or officer of GEI, except that indemnification must be authorized by the GEI Board of Directors where the person seeking indemnification initiated the proceeding. The GEI Bylaws allow the GEI Board of Directors to provide similar indemnification to employees and agents of GEI. Under the KGCC, GEI's directors and officers as well as other employees and individuals may be indemnified against actual and reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of GEI, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with defense or settlement of such an action, and the KGCC requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to GEI.

  Under the KGCC, rights to indemnification and expenses are non-exclusive, in that they need not be limited to those expressly provided by statute. Thus, the GEI Bylaws provide that amendment of the indemnification provisions of the KGCC would affect GEI's indemnification obligations only to the extent that such amendment permits GEI to provide broader indemnification rights. In addition, under the GEI Bylaws rights to indemnification conferred by the GEI Bylaws are also made a contract right.

FINANCING OF THE ACQUISITION

  NGP currently anticipates that it will elect to pay for the Purchased Assets with a combination of $17,213,351 in cash and $40,786,649 in shares of NGP Common Stock and, in any event, that the Operating Partnership will pay the cash portion of the purchase price for the Purchased Assets. The Operating Partnership intends to finance its payment of $17,213,351 and an estimated $1.7 million of additional funds that it will need to pay fees and expenses incurred in connection with negotiating and closing the Asset Purchase by borrowing such amount under the Operating Partnership's existing credit facility. In the event that NGP elects to pay all cash as the consideration for the Asset Purchase, in which case the Operating Partnership would be substituted for NGP with respect to the entire Asset Purchase, the Operating Partnership would be required to pay $58 million in cash and certain related transaction costs of consummating the Asset Purchase. The primary factors that NGP will consider in deciding whether to elect to pay all cash for the Asset Purchase are the trading price of NGP Common Stock prior to the date on which NGP must elect the form of consideration it will pay and the availability of sufficient financing to pay $58 million in cash. The Operating Partnership recently commenced efforts to issue $75 million in senior unsecured notes, the proceeds of which will be used to reduce the outstanding balance on the Operating Partnership's existing credit facility and provide funds for future acquisitions. The terms of the senior unsecured notes to be issued by the Operating Partnership will be substantially similar to the terms of the Operating Partnership's outstanding 8.68% Senior Notes due 2004 and 8.73% Senior Notes due 2005 that were issued in 1994 and 1995, respectively, except that the Operating Partnership currently expects that the interest rate on the new senior unsecured notes will be closer to 8.25%. The Operating Partnership currently expects to close such financing by the end of June 1996 and, in the event such closing occurs, would have sufficient financing to pay the all-cash purchase price for the Purchased Assets.

  Consummating the Merger will require Newco to pay approximately $23.6 million of the cash consideration payable to holders of GEI Common Stock and options for such stock in the Merger, refinance approximately $54.9 million of GEI's existing debt and pay certain additional transaction costs related to negotiating and closing the Merger. To pay such amounts and provide for additional working capital and a line of credit, Newco is seeking to obtain a capital contribution of approximately $67 million from David G. Price and a loan from one or more commercial lenders for approximately $30 million. David
G. Price is seeking to borrow approximately $38 million of his capital contribution directly from one or more commercial lenders and borrow the remaining approximately $29 million of his capital contribution from AGC. AGC is seeking to raise the funds that it will loan to Mr. Price, along with an additional $15 million that AGC is seeking to refinance its existing indebtedness, and AGC expects to close such financing prior to the Effective Time. Newco currently expects that it will be able to obtain all of the financing it requires to consummate the Merger prior to the Effective Time. Receipt of sufficient financing to consummate the Merger is not a condition to the closing of the Acquisition Agreement, and accordingly, Newco (the obligations of which are guaranteed by AGC) may be in breach of the agreement if it fails to obtain such financing. See "Risk Factors--No Assurance that Financing Necessary to Consummate the Asset Purchase and the Merger Will be Obtained."

ACCOUNTING TREATMENT OF THE ACQUISITION

  NGP's acquisition of the 20 golf courses comprising the Purchased Assets will be accounted for utilizing the "purchase" method of accounting in accordance with GAAP. Following the Asset Purchase, NGP will obtain appraisals for each of the 20 properties acquired from GEI. If the total cost of the Asset Purchase including the aggregate purchase price, closing costs and other direct costs associated with the Asset Purchase is in excess of the aggregate of the appraised values of the 20 golf courses, goodwill will be recorded. However, NGP does not anticipate any goodwill resulting from this transaction. The recorded fair value of the Asset Purchase will be determined by the cash paid and the closing price of the NGP Common Stock on the day before the closing of the transaction.

  The merger of Newco with and into GEI also will be accounted for utilizing the "purchase" method of accounting in accordance with GAAP. Newco expects to record goodwill as a result of the Merger.

CERTAIN FEDERAL REGULATORY MATTERS

  The Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations thereunder (the "HSR Act"), require that parties of a certain size to a proposed acquisition or business combination exceeding a certain size file with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") Notification and Report Forms ("Forms") with respect to such acquisition or business combination. The parties are thereafter required to observe a waiting period before consummating the reported transaction. In compliance with the HSR Act, David G. Price and GEI filed Forms with the Antitrust Division and the FTC with respect to the Merger. The applicable waiting period under the HSR Act terminated on March 27, 1996.

NGP DISTRIBUTIONS AND GEI DIVIDENDS

  NGP has regularly declared and paid quarterly distributions with respect to the NGP Common Stock. In 1995, NGP paid distributions to stockholders of $1.59 per share. GEI has not declared or paid any dividends with respect to the GEI Common Stock, and is prohibited from declaring or paying any dividends under the Acquisition Agreement pending consummation of the Asset Purchase and the Merger. It is anticipated that NGP will continue to pay regular distributions in the foreseeable future following the Asset Purchase. See "Comparative Market Prices; NGP Distributions and GEI Dividends."

DELISTING AND DEREGISTRATION OF GEI COMMON STOCK

  GEI Common Stock currently is listed on Nasdaq under the symbol "GLFE." Upon consummation of the Merger, GEI Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act. GEI stockholders will need to exchange their stock certificates following the Merger. See "The Asset Purchase and Merger--Description of Acquisition Agreement."

RESALES OF NGP COMMON STOCK ISSUED IN CONNECTION WITH THE MERGER; AFFILIATE AGREEMENTS

  NGP Common Stock issued in connection with the Merger will be freely transferable, except that shares of NGP Common Stock received by persons who are deemed to be "affiliates" (as such term is defined by Rule 144 under the Securities Act) of NGP or GEI at the Effective Time may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. GEI has agreed that it will use its best efforts to cause each of its executive officers and directors and persons who may be deemed to be "affiliates" to execute a written agreement (an "Affiliate Agreement") providing, among other things, that such person will not offer, sell, transfer or otherwise dispose of any of the shares of NGP Common Stock obtained as a result of the Merger except in compliance with the Securities Act and the rules and regulations of the SEC thereunder. Pursuant to the Acquisition Agreement, certificates for GEI Common Stock surrendered for exchange by any affiliate of GEI will not be exchanged until an executed Affiliate Agreement has been received from such affiliate. This summary is qualified in its entirety by reference to the specific provisions of the Affiliate Agreements, the form of which is included as exhibits to the Registration Statement and is incorporated herein by reference.

  Robert Williams, GTC II and GTC III, as stockholders of GEI, also have entered into a stockholder agreement with NGP and Newco pursuant to which each such stockholder has agreed to return to NGP a portion of the shares of NGP Common Stock issued to them in connection with the Merger to the extent such stockholder transfers any of the shares of NGP Common Stock acquired by it in connection with the Merger within the first 90 days following the Effective Time, more than one-third of such shares during the period between 90 and 120 days following the Effective Time, or more than two-thirds of such shares during the period between 90 and 150 days following the Effective Time. See "The Asset Purchase and Merger--Description of Acquisition Agreement-- Stockholder Agreement."

DISSENTERS' RIGHTS

  Holders of NGP Common Stock are not entitled under Maryland law to dissenters' rights of appraisal in connection with the Asset Purchase.

  GEI's stockholders have dissenters' rights in connection with the Merger. KGCC Section 17-6712 (a copy of which is attached as Annex V to this Joint Proxy Statement--Prospectus) entitles any holder of record of shares of GEI Common Stock who files a written objection to the Merger prior to the taking of the vote at the GEI Special Meeting and who does not consent to or vote in favor of the Merger, to demand in writing that the Surviving Corporation pay to such stockholder the value of such shares on the effective date of the Merger (exclusive of any element of value arising from the accomplishment or expectation of the Merger). Shares represented by a signed proxy card on which no voting direction is made will be deemed to have been voted in favor of the Merger.

  Any stockholder of record contemplating making a demand for appraisal is urged to review carefully the provisions of KGCC Section 17-6712, particularly the procedural steps required to perfect dissenters' rights thereunder. Dissenters' rights will be lost if the procedural requirements of KGCC Section 17-6712 are not fully satisfied.

  Set forth below is a complete summary of all material statutory provisions relating to the exercise of dissenters' rights, which summary is qualified in its entirety by reference to the full text of KGCC Section 17-6712 attached hereto as Annex V.

  Filing Written Demand. GEI stockholders of record who, in accordance with KGCC Section 17-6712, file written notice of their objection to the Merger before the vote on the Merger at the GEI Special Meeting and whose shares were not voted in favor of the Merger have the right to receive the value of their shares in cash. Such written objection may be sent to GEI, 1603 LBJ Freeway, Suite 810, Dallas, Texas 75234, Attention: Secretary. Such objections will be deemed to be timely filed if they are mailed to the above address prior to the date on which the GEI Special Meeting is to be held. Failure to comply with the requirements of KGCC Section 17-6712 will result in a forfeiture of those rights. Voting against the Merger will be deemed insufficient to satisfy the notice requirements of KGCC Section 17-6712.

  Notice by GEI. Within 10 days after the Merger becomes effective, GEI will notify each stockholder who objected thereto in writing and whose shares were not voted in favor of the Merger, and who filed such written objection to the Merger with GEI before the taking of the vote on the Merger at the GEI Special Meeting, that the Merger has become effective.

  Written Demand. Within 20 days after the mailing of notice by the Surviving Corporation, any dissenting stockholder must demand in writing from the Surviving Corporation, payment of the value of the stockholder's stock. The Surviving Corporation shall pay to the stockholder, within 30 calendar days after the expiration of the 20 calendar day period, the value of the stockholder's stock on the effective date of the Merger, exclusive of any element of value arising from the expectation or accomplishment of the Merger, provided the Surviving Corporation and the stockholder agree on the value of the stockholder's stock.

  Settlement of Appraisal and Payment. If, during the 30-day period, the Surviving Corporation and the dissenting stockholder fail to agree upon the value of such stock, any such stockholder or the Surviving Corporation may demand a determination of the value of the stock of all such stockholders by an appraiser or appraisers to be appointed by a District Court of the State of Kansas (the "Kansas Court"), by filing a petition with the Kansas Court within four months after the expiration of the 30-day period. If the petition is filed by a dissenting stockholder, within 10 days after notice of such petition is served upon the Surviving Corporation, the Surviving Corporation must file with the Kansas Court a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and have not reached an agreement with the Surviving Corporation with respect to the value of such shares. If the petition is filed by the Surviving Corporation, the petition shall be accompanied by such duly verified list. The clerk of the Kansas Court will give notice of the time and place of the hearing on the petition by registered or certified mail to the Surviving Corporation and to the stockholders shown upon the list at the addresses therein listed, and notice shall also be given by publication in a newspaper of general circulation in the county in which the Kansas Court is located, at least one week before the day of the hearing.

  After the hearing on such petition the Kansas Court shall determine the stockholders who have complied with the provisions of KGCC 17-6712 and become entitled to the valuation of and payment for their shares, and shall appoint an appraiser or appraisers to determine such value. Any such appraiser may examine the books of GEI, and shall afford a reasonable opportunity to the parties interested to submit to the appraiser pertinent evidence on the value of the shares. Such appraiser shall make a determination of the value of the shares upon such investigation as seems proper to the appraiser. At the time of appointing the appraiser or appraisers, the Kansas Court shall require the dissenting stockholders who hold certificated shares to submit their stock to the clerk of the Kansas Court, to be held by the clerk pending the appraisal proceedings. If any dissenting stockholder fails to comply with such direction, the Kansas Court shall dismiss the proceedings as to such stockholder.

  After the appraiser or appraisers determine the value of the shares of stock, such appraisals will be filed with the clerk of the Kansas Court. Notice of the filing of such report shall be given by the clerk to the parties in interest. The Kansas Court may hear arguments on the appraisals, if any, and then will by its decree determine the value of the stock of the stockholders entitled to payment therefor and shall direct the payment of such value, together with interest, if any, as determined by the Kansas Court on the application of any party in interest, to the stockholders entitled thereto by the Surviving Corporation. Upon payment of the judgment by the Surviving Corporation, the clerk of the Kansas Court shall surrender to the Surviving Corporation the certificates of shares of stock held by the clerk.

  Costs. Costs of the appraisal proceeding (exclusive of attorneys' and experts' fees) shall be determined by the Kansas Court and taxed upon the parties as the Kansas Court deems equitable in the circumstances. However, costs of giving notice by publication and by registered or certified mail shall be borne by the Surviving Corporation.

  THE BOARD OF DIRECTORS OF GEI RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. SEE "THE ASSET PURCHASE AND MERGER-- RECOMMENDATIONS OF THE BOARDS OF DIRECTORS OF NGP AND GEI; REASONS FOR THE ASSET PURCHASE AND MERGER" ABOVE.

        COMPARATIVE MARKET PRICES; NGP DISTRIBUTIONS AND GEI DIVIDENDS

  The following table sets forth, for the fiscal quarters indicated, the range of high and low sale prices of NGP Common Stock on the NYSE and GEI Common Stock on Nasdaq, and distributions declared on the NGP Common Stock.

                                        NGP COMMON STOCK       GEI COMMON STOCK
                                  ---------------------------- ----------------
                                   HIGH     LOW   DISTRIBUTION  HIGH     LOW
                                  ------- ------- ------------ ----------------
YEAR ENDING DECEMBER 31, 1996
  2nd Quarter (through June 20,
   1996)......................... $25.375 $23.00         --     $11.75  $11.125
  1st Quarter....................  26.50   22.25    $0.41        12.00    7.25
YEAR ENDED DECEMBER 31, 1995
  4th Quarter.................... $24.00  $21.50    $0.41       $13.75  $ 6.75
  3rd Quarter....................  22.25   20.00     0.41        14.25   12.25
  2nd Quarter....................  22.50   19.375    0.39375     14.00   10.25
  1st Quarter....................  22.125  19.50     0.39375     12.25    7.75
YEAR ENDED DECEMBER 31, 1994
  4th Quarter.................... $22.125 $17.25    $0.39375    $13.50  $10.25
  3rd Quarter....................  23.00   20.00     0.39375     15.00   12.50
  2nd Quarter(/1/)...............  21.75   19.625    0.35          --       --
  1st Quarter(/1/)...............  21.375  19.25     0.35          --       --

- --------
(/1/) GEI Common Stock has been listed and traded on Nasdaq since July 13, 1994.

  On January 10, 1996, the last trading date prior to the announcement that GEI was in discussions with a potential acquiror involving an acquisition of GEI for cash and securities valued at approximately $12 per share, the high and low sales prices on Nasdaq were $8.75 and $8.125 per share, respectively, for GEI Common Stock, and on the NYSE were $23.125 and $22.75 per share, respectively, for NGP Common Stock. On February 2, 1996, the last trading date prior to the date on which GEI and NGP publicly announced the signing of the Acquisition Agreement, the high and low sales prices on Nasdaq were $10.25 and $9.75 per share, respectively, for GEI Common Stock, and on the NYSE were $23.125 and $23.00 per share, respectively, for NGP Common Stock. On June 20, 1996, the high and low sales prices and last reported sales price on Nasdaq were $11.75, $11.50 and $11.75 per share for GEI Common Stock, and on the NYSE were $24.50, $24.125, and $24.25 per share, respectively, for NGP Common Stock. STOCKHOLDERS OF BOTH GEI AND NGP ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR GEI COMMON STOCK AND NGP COMMON STOCK.

  GEI has not paid any dividends on the GEI Common Stock.

  NGP has regularly paid distributions on the NGP Common Stock. In order to qualify as a REIT, NGP is required to make distributions (other than capital gain distributions) to its stockholders in an amount equal to 95% of its "REIT taxable income" and net income (after tax) from foreclosure property (minus certain noncash income). See "Material Federal Income Tax Consequences-- Taxation of NGP as a REIT--Annual Distribution Requirements." Accordingly, it is anticipated that NGP will continue to pay regular distributions following the Asset Purchase and Merger. See "The Asset Purchase and the Merger--NGP and GEI Distributions and Dividends."

  NGP paid distributions to stockholders of $1.59 per share in 1995, of which $1.34 represents ordinary income and $0.25 represents return of capital on a tax basis. On a book basis, $0.34 per share represents return of capital. In 1994, NGP paid distributions to stockholders of $1.44 per share, of which $1.21 represents ordinary income and $0.23 represents return of capital on a tax basis. On a book basis, $0.32 per share represents return of capital. In order to maintain its qualification in 1995 and 1994 as a REIT for federal income tax purposes, NGP was required to make distributions to its stockholders of at least $1.18 and $1.10 per share, respectively.

              PRO FORMA COMBINED CONDENSED FINANCIAL DATA FOR NGP

  The following unaudited pro forma combined condensed financial information reflects the acquisition of the Purchased Assets by NGP and assumes that NGP pays a combination of approximately $17.2 million in cash and approximately $40.8 million in shares of NGP Common Stock as consideration for the Asset Purchase. (For a discussion of the pro forma impact of NGP's exercise of its option to pay all cash for the Purchased Assets, see note 8.) The following financial information does not, however, reflect the Merger transactions between Newco and GEI. The pro forma balance sheet data at March 31, 1996 assumes the Asset Purchase occurred on March 31, 1996. The pro forma statement of operations for the three months ended March 31, 1996 and the year ended December 31, 1995 assumes the Asset Purchase occurred on January 1, 1995.

  The historical financial information of NGP as of and for the three months ended March 31, 1996 and the year ended December 31, 1995 have been derived from NGP's consolidated financial statements incorporated by reference herein. The pro forma financial information should be read in conjunction with the accompanying notes thereto and with the financial statements of NGP incorporated by reference. The pro forma combined condensed financial information does not purport to be indicative of the financial position or operating results which would have been achieved had the acquisitions of golf course properties during the period and the Asset Purchase been consummated as of the dates indicated and should not be construed as representative of future financial position or operating results. In the opinion of NGP's management, all adjustments necessary to reflect the effects of the acquisitions to be consummated have been made.

                                        PRO FORMA                                                PRO FORMA
                    HISTORICAL         ADJUSTMENTS            PRO FORMA      HISTORICAL         ADJUSTMENTS            PRO FORMA
                   ------------ -------------------------    ------------   ------------ -------------------------    ------------
                                                                               THREE                                     THREE
                    YEAR ENDED                                YEAR ENDED    MONTHS ENDED                              MONTHS ENDED
                   DECEMBER 31,      1995       PURCHASED    DECEMBER 31,    MARCH 31,        1996       PURCHASED     MARCH 31,
                       1995     ACQUISITIONS(1)  ASSETS        1995(2)          1996     ACQUISITIONS(1)  ASSETS        1996(2)
                   ------------ --------------- ---------    ------------   ------------ --------------- ---------    ------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF
 OPERATIONS DATA:
Revenues
 Rent............    $ 45,931       $ 4,504      $ 5,965 (3)   $ 56,400       $13,089          $16        $1,491 (3)    $14,596
 Gain on sale of
  property.......       1,893           --           --           1,893            25          --            --              25
                     --------       -------      -------       --------       -------          ---        ------        -------
Total revenues...      47,824         4,504        5,965         58,293        13,114           16         1,491         14,621
                     --------       -------      -------       --------       -------          ---        ------        -------
Expenses
 General &
  administrative..      4,258           --           --           4,258         1,239          --            --           1,239
 Depreciation &
  amortization...      14,027         2,263        2,645 (4)     18,935         4,108           11           661 (4)      4,780
                     --------       -------      -------       --------       -------          ---        ------        -------
Total expenses...      18,285         2,263        2,645         23,193         5,347           11           661          6,019
                     --------       -------      -------       --------       -------          ---        ------        -------
 Interest
  expense........      (8,793)       (2,346)      (1,555)(5)    (12,694)       (2,925)          (4)         (389)(5)     (3,318)
 Interest
  income.........       4,144          (936)         --           3,208           841           (4)          --             837
 Other income....         114           --           --             114             7          --            --               7
                     --------       -------      -------       --------       -------          ---        ------        -------
Income before
 provision for
 taxes and
 minority
 interest........      25,004        (1,041)       1,765         25,728         5,690           (3)          441          6,128
Provision for
 taxes...........        (352)          --           --            (352)(6)       (56)         --            --             (56)(6)
Minority
 interest........     (11,366)          469          165        (10,732)(7)    (2,600)           1            25         (2,574)(7)
                     --------       -------      -------       --------       -------          ---        ------        -------
Net income.......    $ 13,286       $  (572)     $ 1,930       $ 14,644 (8)   $ 3,034          $(2)       $  466        $ 3,498 (8)
                     ========       =======      =======       ========       =======          ===        ======        =======
Net income per
 common share....    $   1.25                                  $   1.19 (8)   $  0.29                                   $  0.28 (8)
Weighted average
 number of common
 shares
 outstanding.....      10,622                      1,682 (9)     12,304        10,622                      1,682 (9)     12,304

                                            HISTORICAL                PRO FORMA
                                            ----------                ---------
                                                        PURCHASED
                                            MARCH 31,    ASSETS       MARCH 31,
                                               1996    ADJUSTMENTS      1996
                                            ---------- -----------    ---------
                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Assets
Net property..............................   $303,483    $57,732(10)  $361,215
Cash and cash equivalents.................     11,370        --         11,370
Investments...............................        385        --            385
Mortgage notes receivable.................     28,360        --         28,360
Due from affiliates.......................      1,832        --          1,832
Other assets..............................     10,286      1,920(10)    12,206
                                             --------    -------      --------
 Total assets.............................    355,716     59,652       415,368
                                             ========    =======      ========
Liabilities and Stockholders' Equity
Notes payable and due to affiliates.......    152,906     18,852 (5)   171,758
Accounts payable and other liabilities....      3,965        --          3,965
                                             --------    -------      --------
 Total liabilities........................    156,871     18,852       175,723
                                             --------    -------      --------
Minority interest.........................     22,024        --  (11)   22,024
                                             --------    -------      --------
Common stock..............................        106         17 (9)       123
Additional paid in capital................    180,408     40,783 (9)   221,191
Accumulated deficit.......................     (1,360)       --         (1,360)
Unamortized restricted stock
 compensation.............................     (2,333)       --         (2,333)
                                             --------    -------      --------
 Total stockholders' equity...............    176,821     40,800       217,621
                                             --------    -------      --------
 Total liabilities and stockholders'
  equity..................................   $355,716    $59,652      $415,368
                                             ========    =======      ========

- -------
 (1) During the year ended December 31, 1995, NGP acquired 11 golf courses, of which seven were private club courses and four were daily fee courses. During the three months ended March 31, 1996, NGP acquired one daily fee course.
 (2) Pro forma amounts do not include any adjustments to reflect NGP's anticipated exercise of options to acquire four golf courses, the exercise of which options has been authorized by the NGP Board of Directors and is expected to occur in the second quarter of 1996. See footnote (15) "Subsequent Events" of NGP's consolidated financial statements for the year ended December 31, 1995 incorporated by reference herein. The pro forma net income and net income per share for the three months ended March 31, 1996 and the year ended December 31, 1995 had the exercise of the options been consummated on January 1, 1996 and 1995, respectively, would have been $3,357,000 and $0.27 per share and $14,082,000 and $1.15 per share, respectively. If NGP elects to pay $58 million in cash for the Purchased Assets instead of the combination of cash and stock that NGP currently expects to pay, the pro forma net income and net income per share for the three months ended March 31, 1996 and the year ended December 31, 1995 had the exercise of the options been consummated on January 1, 1996 and 1995, respectively, would be $2,865,000 and $0.27 per share and $12,110,000 and $1.14 per share, respectively.
 (3) Assumes 10% of NGP's initial investment of approximately $59.7 million on the 20 golf courses and related assets comprising the Purchased Assets. See "The Asset Purchase and Merger--Management and Operations after Asset Purchase and Merger; Lease Terms--New Lease."
 (4) Reflects an increase in depreciation expense due to the acquisition of the Purchased Assets for a total investment of approximately $59.7 million. The Purchased Assets are recorded at cost and depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows: (i) buildings--30 years; (ii) ground improvements--20 years; and (iii) furniture, fixtures and equipment--5 years.
 (5) Reflects additional debt of approximately $18.9 million at an assumed interest rate of 8.25% that will be incurred by NGP to cover NGP's cash payment of approximately $17.2 million and estimated transaction costs of approximately $1.7 million. The current prime rate of interest is 8.25%. However, NGP expects a lower rate of interest charged on the additional debt. For every 1/8 percentage point fluctuation in the interest rate, net income will change by approximately $24,000.
 (6) No adjustment is made to provision for taxes because NGP believes that the tax expense will not materially increase as a result of its purchase of the Purchased Assets and resulting increased income due to the fact that a majority of the states where the golf courses comprising the Purchased Assets are located recognize the dividends paid deduction.
 (7) Reflects the Operating Partnership's limited partners' interest of 41.4% in the earnings of the Operating Partnership. The limited partners' interest percentage decreased due to 1,681,924 additional OP Units being issued to NGP in exchange for the Purchased Assets being contributed by NGP to the Operating Partnership.

 (8) If NGP elects to pay $58 million in cash for the Purchased Assets instead of the combination of cash and stock that NGP currently expects to pay, the pro forma information listed below would apply. Paying all cash for the Purchased Assets would result in additional debt of $40.8 million and additional interest expense of approximately $3.4 million for the year ended December 31, 1995 and $40.8 million and $0.8 million for the three months ended March 31, 1996. The pro forma information (a) assumes that all of the golf courses acquired by NGP through March 31, 1996 had been acquired at the beginning of the period or as of the date for which such information is provided and (b) does not account for NGP's anticipated exercise of options to acquire four additional golf course properties.

                                             YEAR ENDED     THREE MONTHS ENDED
                                          DECEMBER 31, 1995   MARCH 31, 1996
                                          ----------------- ------------------
                                            (IN THOUSANDS, EXCEPT PER SHARE
                                                         DATA)
   STATEMENT OF OPERATIONS DATA:
   Net income............................      $12,659           $  3,002
   Net income per common share...........      $  1.19           $   0.28
   Weighted average number of common
    shares outstanding...................       10,622             10,622
   BALANCE SHEET DATA (AT PERIOD-END):
   Real estate before accumulated
    depreciation.........................                        $423,642
   Total assets..........................                         415,368
   Total debt............................                         212,558
   Minority interest.....................                          22,024
   Stockholders' equity..................                         176,821

 (9) Reflects the issuance of 1,681,924 shares of NGP Common Stock as partial consideration for the Purchased Assets based on the closing price of NGP Common Stock on the NYSE ($24.25) on June 20, 1996.
(10) NGP's initial investment of approximately $59.7 million on the 20 golf courses and related assets comprising the Purchased Assets.
(11) The pro forma balance sheet data at March 31, 1996 assumes the Asset Purchase occurred on March 31, 1996. Therefore, even though NGP's ownership interest in the Operating Partnership would have increased at March 31, 1996 due to the Asset Purchase occurring on such date, there would be no increase or decrease in the minority interest balance as of such date.

              PRO FORMA COMBINED CONDENSED FINANCIAL DATA FOR AGC

  The proforma combined financial information presented below are based on adjustments made to the historical consolidated financial statements of AGC and give effect to AGC entering into 20 leases with NGP as a result of NGP's acquisition of the Purchased Assets, and AGC's other new lease and management agreements acquired. The pro forma balance sheet data at March 31, 1996 assumes the 20 leases entered into with NGP and AGC's other new lease and management agreements began on March 31, 1996. The pro forma statement of operations for the three months ended March 31, 1996 and the twelve months ended December 31, 1995 assumes the leases and management agreements began on January 1, 1995.

  The pro forma financial information should be read in conjunction with the accompanying notes thereto and with the financial statements of AGC incorporated herein by reference. The pro forma financial information does not purport to be indicative of the financial position or operating results which would have been achieved had the leases been consummated as of the dates indicated and should not be construed as representative of future financial position or operating results. In the opinion of AGC's management, all adjustments necessary to reflect the effects of the leases to be consummated have been made.

                   HISTORICAL     PRO FORMA ADJUSTMENTS          PRO FORMA  HISTORICAL     PRO FORMA ADJUSTMENTS        PRO FORMA
                   ---------- ------------------------------    ----------- ---------- ------------------------------   ---------
                                                                              THREE                                       THREE
                      YEAR      1995                               YEAR       MONTHS     1996                             MONTHS
                     ENDED    ACQUISI-                             ENDED      ENDED    ACQUISI-                           ENDED
                    DECEMBER   TIONS   PURCHASED                 DECEMBER   MARCH 31,   TIONS   PURCHASED               MARCH 31,
                    31, 1995    (1)    ASSETS(2) ADJUSTMENTS    31, 1995(3)    1996      (4)    ASSETS(2) ADJUSTMENTS    1996(3)
                   ---------- -------- --------- -----------    ----------- ---------- -------- --------- -----------   ---------
                                                     (IN THOUSANDS)
Revenues:
 Green fees......   $134,100  $ 6,652   $ 4,791    $   --        $145,543    $29,305    $ --     $  743      $ --        $30,048
 Cart rentals....     51,801    2,339     5,275        --          59,415     11,251      --        975        --         12,226
 Member dues and
  initiation
  fees...........     50,134    5,050    16,638        --          71,822     15,202      --      4,374        --         19,576
 Food and
  beverage
  sales..........     54,956    3,737     8,223        --          66,916     11,068      --      1,523        --         12,591
 Merchandise
  sales..........     30,888    2,613     4,558        --          38,059      6,551      --        825        --          7,376
 Other revenue...     32,755    1,835     1,193        --          35,783      7,988      --        143        --          8,131
 Management
  fees...........      4,432      294       --         --           4,726        677        6       --         --            683
                    --------  -------   -------    -------       --------    -------    -----    ------      -----       -------
Total revenues...    359,066   22,520    40,678        --         422,264     82,042        6     8,583        --         90,631
                    --------  -------   -------    -------       --------    -------    -----    ------      -----       -------
Costs & expenses:
 Payroll and
  related
  expenses.......    118,440    7,739    11,687        --         137,866     29,941       57     2,792        --         32,790
 Cost of
  merchandise
  sold...........     20,142    1,678     3,447        --          25,267      4,050      --        652        --          4,702
 Cost of food and
  beverage sold..     17,514    1,145     2,952        --          21,611      3,428      --        634        --          4,062
 General and
  administrative..    35,204    3,203     6,099        --          44,506      8,393       23     1,270        --          9,686
 Repairs and
  maintenance....     11,435      545     3,870        --          15,850      2,134        4       819        --          2,957
 Other operating
  expenses.......     60,983    3,004     4,919        --          68,906     12,694       62     1,130        --         13,886
 Rents...........     77,767    4,471       --       5,965 (5)     88,203     18,690      --        --       1,491 (5)    20,181
 Depreciation and
  amortization...      6,970      --      3,239     (3,239)(6)      6,970      2,082      --        965       (965)(6)     2,082
                    --------  -------   -------    -------       --------    -------    -----    ------      -----       -------
Total costs &
 expenses........    348,455   21,785    36,213      2,726        409,179     81,412      146     8,262        526        90,346
                    --------  -------   -------    -------       --------    -------    -----    ------      -----       -------
Operating income
 (loss)..........     10,611      735     4,465     (2,726)        13,085        630     (140)      321       (526)          285
Other income
 (expense):
 Interest
  income.........      1,583      --        --       2,712 (7)      4,295        321      --        --         678 (7)       999
 Interest
  expense........     (2,830)     --     (3,506)       621 (8)     (5,715)      (561)     --       (934)       208 (9)    (1,287)
                    --------  -------   -------    -------       --------    -------    -----    ------      -----       -------
Income (loss)
 before provision
 for income taxes
 and minority
 interest in
 earnings........      9,364      735       959        607         11,665        390     (140)     (613)       360            (3)
Provision for
 income taxes....       (201)     --       (384)       343 (11)      (242)       (12)     --        245       (245)(11)      (12)
                    --------  -------   -------    -------       --------    -------    -----    ------      -----       -------
Income (loss)
 before minority
 interest in loss
 ................      9,163      735       575        950         11,423        378     (140)     (368)       115           (15)
Minority interest
 in loss ........        519      --        --         --             519        129      --        --         --            129
                    --------  -------   -------    -------       --------    -------    -----    ------      -----       -------
Net income
 (loss)..........   $  9,682  $   735   $   575    $   950       $ 11,942    $   507    $(140)   $ (368)     $ 115       $   114
                    ========  =======   =======    =======       ========    =======    =====    ======      =====       =======

                                            HISTORICAL                PRO FORMA
                                            ----------                ---------
                                                        PURCHASED
                                            MARCH 31,    ASSETS       MARCH 31,
                                               1996    ADJUSTMENTS     1996(3)
                                            ---------- -----------    ---------
                                                     (IN THOUSANDS)
BALANCE SHEET DATA (AT PERIOD-END):
ASSETS:
Current assets:
 Cash......................................  $  8,405    $(3,100)(10) $  5,305
 Accounts receivable-members, net of
  allowance for doubtful accounts..........    11,306        --         11,306
 Other receivables.........................     9,769        --          9,769
 Receivable from affiliates................     6,976        --          6,976
 Inventories...............................    11,312        --         11,312
 Prepaid expenses..........................     1,271        --          1,271
                                             --------    -------      --------
   Total current assets....................    49,039     (3,100)       45,939
 Property and equipment, net...............    78,249        --         78,249
 Receivable from affiliates................       --      29,000(10)    29,000
 Liquor license............................       698        --            698
 Leasehold rights..........................    10,291        --         10,291
 Prepaid rents.............................       180        --            180
 Deposits and other assets.................     9,823        600(10)    10,423
                                             --------    -------      --------
   Total assets............................  $148,280    $26,500      $174,780
                                             ========    =======      ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
 Accounts payable..........................  $  8,742    $   --       $  8,742
 Accrued expenses..........................    16,447        --         16,447
 Notes payable.............................     3,315        --          3,315
 Other liabilities.........................     8,953        --          8,953
                                             --------    -------      --------
   Total current liabilities...............    37,457        --         37,457
 Notes payable.............................    39,672     26,500(10)    66,172
 Accrued expenses..........................     5,666        --          5,666
                                             --------    -------      --------
   Total liabilities.......................    82,795     26,500       109,295
                                             --------    -------      --------
Minority interest..........................       550        --            550
                                             --------    -------      --------
Stockholders' equity:
 Common stock..............................     8,682        --          8,682
 Retained earnings.........................    61,272        --         61,272
 Notes receivable from officers and
  directors................................    (4,901)       --         (4,901)
 Foreign currency translation adjustment...      (118)       --           (118)
                                             --------    -------      --------
 Total stockholders' equity................    64,935        --         64,935
                                             --------    -------      --------
 Total liabilities and stockholders'
  equity...................................  $148,280    $26,500      $174,780
                                             ========    =======      ========

- -------
 (1) During the year ended December 31, 1995 AGC entered into 14 lease agreements and 6 management agreements (10 daily fee courses and 10 private country clubs).
 (2) Reflects AGC operating the 20 golf courses purchased by NGP under triple net leases.
 (3) Pro forma amounts do not include any adjustments to reflect NGP's anticipated exercise of options to acquire four golf courses, the exercise of which has been authorized by the NGP Board of Directors and is expected to occur in the second quarter of 1996. See footnote (15) "Subsequent Events" in NGP's consolidated financial statements incorporated by reference herein. Assuming the exercise took place on January 1, 1995, AGC's net income would have decreased $556,000 and $116,000 for the year ended December 31, 1995 and for the three months ended March 31, 1996, respectively, due to an increase in rent expense.
 (4) During the three months ended March 31, 1996 AGC entered into 4 lease and management agreements for daily fee courses.
 (5) Assumes 10% of NGP's initial investment of approximately $59.7 million on the 20 golf courses and related assets comprising the Purchased Assets. See "The Asset Purchase and Merger--Management and Operations after Asset Purchase and Merger; Lease Terms--New Leases."
 (6) Reflects the adjustment to eliminate depreciation and amortization since, as lessee, AGC will not acquire depreciable assets. Accordingly, AGC will not incur any depreciation and amortization expense related to the Purchased Assets.
 (7) Reflects the interest income related to the $29 million AGC will loan to David G. Price which will be used to capitalize Newco. The interest rate is 9.35%. See "The Asset Purchase and Merger; Financing of the Acquisition."
 (8) Adjustment reflects the following for the year ended December 31, 1995:
     (i) eliminating interest expense incurred by GEI of $3,506,000 as AGC will not assume GEI's debt; (ii) additional interest expense of $3,860,000 related to the issuance of $41.5 million of secured notes at an interest rate of 9.35%, which is based on discussions with lenders;
     (iii) eliminating interest expense of $1,050,000 incurred on the $15 million of bank indebtedness to be retired with proceeds from the $41.5 million of secured notes; and, (iv) amortization of $75,000 related to the $600,000 placement fee for the issuance of the $41.5 million of secured notes.
 (9) Adjustment reflects the following for the three months ended March 31, 1996: (i) eliminating interest expense incurred by GEI of $934,000 as AGC will not assume GEI's debt; (ii) additional interest expense of $970,000 related to the issuance of $41.5 million of secured notes at an interest rate of 9.35%, which is based on discussions with lenders; (iii) eliminating interest expense of $263,000 incurred on the $15 million of bank indebtedness to be retired with proceeds from the $41.5 million of secured notes; and, (iv) amortization of $19,000 related to the $600,000 placement fee for the issuance of the $41.5 million of secured notes.
(10) Reflects the issuance of $41.5 million of secured notes which along with $3.1 million of cash on hand will be used as follows: $29 million will be loaned to David G. Price to capitalize Newco, $15 million will be used to retire existing bank indebtedness and $600,000 will be used to pay the placement fee related to the issuance of the $41.5 million secured notes.
(11) Reflects a reduction of the provision for federal income tax since AGC has elected to be taxed as an S corporation under the Code.

                   NGP SELECTED CONSOLIDATED FINANCIAL DATA

  The selected financial data included in this table by NGP is derived from NGP's consolidated financial statements and NGP's predecessors' (Golf Properties Group ("GPG")) combined financial statements for those years, which have been audited by Coopers & Lybrand L.L.P. and NGP's unaudited consolidated financial statements for the three months ended March 31, 1996 and 1995. Historical operating results of GPG may not be comparable to future operating results of NGP because: (i) NGP's golf course leases with AGC have materially different terms from the terms of the leases with GPG; (ii) historical operating revenues and operating expenses include revenues and expenses relating to five courses that were operated by AGC pursuant to management agreements (under which GPG received revenues and bore expenses and paid the operator a fee) rather than leases; and (iii) management fee expense reflects consulting services provided by AGC to GPG, which were not continued following NGP's initial public offering in August 1993. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of NGP and notes thereto incorporated herein by reference.

                                  NATIONAL GOLF PROPERTIES, INC.                  GOLF PROPERTIES GROUP
                          --------------------------------------------------- ------------------------------
                               THREE
                           MONTHS ENDED        YEAR ENDED                                     YEAR ENDED
                             MARCH 31,        DECEMBER 31,      AUG. 18, 1993 JAN. 1, 1993   DECEMBER 31,
                          ----------------  ------------------     THROUGH       THROUGH    ----------------
                           1996     1995      1995      1994    DEC. 31, 1993 AUG. 17, 1993  1992     1991
                          -------  -------  --------  --------  ------------- ------------- -------  -------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues
 Rent...................  $13,089  $10,583  $ 45,931  $ 36,637     $10,787       $10,678    $13,200  $13,071
 Gain on sale of
  property..............       25    2,000     1,893       --          --            --         --       --
 Operating..............      --       --        --        --          --          4,708      5,938    6,581
 Other income...........      --       --        --        --           17           499      1,013      582
                          -------  -------  --------  --------     -------       -------    -------  -------
Total revenues..........   13,114   12,583    47,824    36,637      10,804        15,885     20,151   20,234
                          -------  -------  --------  --------     -------       -------    -------  -------
Expenses
 Operating..............      --       --        --        --          --          3,950      5,151    5,433
 Management fee.........      --       --        --        --          --          2,193      2,485    2,286
 General &
  administrative........    1,239    1,056     4,258     4,709       1,374           --         --       --
 Depreciation &
  amortization..........    4,108    3,150    14,027    10,413       3,384         4,661      4,937    4,792
                          -------  -------  --------  --------     -------       -------    -------  -------
Total expenses..........    5,347    4,206    18,285    15,122       4,758        10,804     12,573   12,511
                          -------  -------  --------  --------     -------       -------    -------  -------
 Interest expense.......   (2,925)  (1,616)   (8,793)   (2,212)       (335)       (4,627)    (5,424)  (5,311)
 Interest income........      841      964     4,144     3,459       1,584            24         95      678
 Other income...........        7      101       114       194         --            --         --       --
                          -------  -------  --------  --------     -------       -------    -------  -------
Income before provision
 for taxes and minority
 interest...............    5,690    7,826    25,004    22,956       7,295           478      2,249    3,090
Provision for taxes.....      (56)     (67)     (352)     (368)       (158)          --         --       --
                          -------  -------  --------  --------     -------       -------    -------  -------
Income before minority
 interest...............    5,634    7,759    24,652    22,588       7,137           478      2,249    3,090
Minority interest.......   (2,600)  (3,593)  (11,366)  (10,712)     (3,317)          --         --       --
                          -------  -------  --------  --------     -------       -------    -------  -------
Net income..............  $ 3,034  $ 4,166  $ 13,286  $ 11,876     $ 3,820       $   478    $ 2,249  $ 3,090
                          =======  =======  ========  ========     =======       =======    =======  =======
Net income per common
 share..................    $0.29    $0.39     $1.25     $1.12       $0.36           --         --       --
Weighted average number
 of common shares
 outstanding............   10,622   10,622    10,622    10,612      10,603           --         --       --

                                                                            GOLF
                                NATIONAL GOLF PROPERTIES, INC.        PROPERTIES GROUP
                         -------------------------------------------- -----------------
                             MARCH 31,                     DECEMBER 31,
                         ----------------- --------------------------------------------
                           1996     1995     1995     1994     1993     1992     1991
                         -------- -------- -------- -------- -------- -------- --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Real estate before
 accumulated
 depreciation........... $365,910 $291,874 $362,068 $272,034 $166,410 $130,327 $103,600
Total assets............  355,716  295,124  347,967  275,071  222,739  102,779   78,947
Total debt..............  152,906   86,317  144,983   66,441   12,666   70,044   49,375
Minority interest.......   22,024   23,076   23,000   22,936   19,979      --       --
Stockholders' equity....  176,821  183,355  177,907  183,136  181,997      --       --
Cash distributions
 declared per common
 share..................     0.41     0.39     1.61     1.49     0.51      --       --

                                NATIONAL GOLF PROPERTIES, INC.                GOLF PROPERTIES GROUP
                         ------------------------------------------------ -------------------------------
                             THREE
                          MONTHS ENDED      YEAR ENDED                                     YEAR ENDED
                           MARCH 31,       DECEMBER 31,     AUG. 18, 1993 JAN. 1, 1993    DECEMBER 31,
                         ---------------  ----------------     THROUGH       THROUGH    -----------------
                          1996    1995     1995     1994    DEC. 31, 1993 AUG. 17, 1993  1992      1991
                         ------  -------  -------  -------  ------------- ------------- -------  --------
                                            (IN THOUSANDS, EXCEPT PROPERTY DATA)
OTHER DATA:
NGP's funds from
 operations(1).......... $5,210  $ 4,699  $19,641  $17,209    $  5,587       $5,129     $ 7,176  $  7,872
Cash flows from:
 Operating activities... 10,868    8,847   36,383   34,241       9,282        6,649      18,520    34,729
 Investing activities... (8,225) (21,017) (76,019) (32,003)   (106,728)      (8,763)    (16,961)   (6,082)
 Financing activities...  1,638   11,774   42,639      (52)     99,346        1,188      (1,069)  (28,422)
Number of courses.......     81       74       81       71          51           47          43        39
Number of locations.....     72       66       72       63          46           42          38        34

- --------
(1) NGP believes that to facilitate a clear understanding of the historical consolidated and combined operating results, funds from operations should be examined in conjunction with net income. Funds from operations is considered by management as an appropriate measure of the performance of an equity REIT because it is predicted on cash flow analyses, which management believes is more reflective of the value of real estate companies such as NGP rather than a measure predicated on generally accepted accounting principles which gives effect to non-cash expenditures such as depreciation. Funds from operations is generally defined as net income (loss) plus certain non-cash items, primarily depreciation and amortization. Funds from operations should not be considered as an alternative to net income as an indication of the NGP's performance or as an alternative to cash flow, as defined by generally accepted accounting principles, as measure of liquidity. NAREIT adopted revisions to the definition of funds from operations as set forth in the NAREIT "White Paper on Funds From Operations" dated March 1995. NGP has adopted the new definition of funds from operations and intends to present both the old and new definitions of funds from operations to assist in comparisons with prior periods of NGP. The funds from operations presented may not be comparable to funds from operations for other REITs. The following table summarizes NGP's funds from operations, based on the old and new definitions, for the years ended December 31, 1995 and 1994 and the period August 18, 1993 through December 31, 1993, and Golf Properties Group's funds from operations for the period January 1, 1993 through August 17, 1993 and the years ended December 31, 1992 and 1991.

                                   NATIONAL GOLF PROPERTIES, INC.               GOLF PROPERTIES GROUP
                             ----------------------------------------------- ----------------------------
                                 THREE
                             MONTHS ENDED      YEAR ENDED                                   YEAR ENDED
                               MARCH 31,      DECEMBER 31,     AUG. 18, 1993 JAN. 1, 1993  DECEMBER 31,
                             --------------  ----------------       TO            TO       --------------
                              1996    1995    1995     1994    DEC. 31, 1993 AUG. 17, 1993  1992    1991
                             ------  ------  -------  -------  ------------- ------------- ------  ------
                                                         (IN THOUSANDS)
   Net income..............  $3,034  $4,166  $13,286  $11,876     $ 3,820       $  478     $2,249  $3,090
   Minority interest.......   2,600   3,582   11,366   10,712       3,317          --         --      --
   Depreciation and
    amortization...........   4,108   3,150   14,027   10,413       3,384        4,661      4,937   4,792
   Amortization--restricted
    stock..................     236     236      943      893         311          --         --      --
   Amortization--investment
    premiums...............     --      --       --       540         --           --         --      --
   Gain on sale of
    property...............     (25) (2,000)  (1,893)     --          --           --         --      --
   Write off of option
    payable................     --     (101)    (101)     --          --           --         --      --
   Discount on payoff of
    note payable...........     --      --       --      (175)        --           --         --      --
                             ------  ------  -------  -------     -------       ------     ------  ------
   Funds from operations--
    old definition.........   9,953   9,033   37,628   34,259      10,832        5,139      7,186   7,882
   Amortization--restricted
    stock..................    (236)   (236)    (943)    (893)       (311)         --         --      --
   Amortization--investment
    premiums...............     --      --       --      (540)        --           --         --      --
   Amortization--loan
    costs..................     (30)    (35)    (195)     (66)        (78)         (10)       (10)    (10)
   Depreciation--
    corporate..............     (12)     (9)     (43)     (31)         (3)         --         --      --
                             ------  ------  -------  -------     -------       ------     ------  ------
   Funds from operations--
    new definition.........  $9,675  $8,753  $36,447  $32,729     $10,440       $5,129     $7,176  $7,872
   NGP's share of funds
    from operations........   53.85%  53.69%   53.89%   52.58%      53.52%         100%       100%    100%
                             ------  ------  -------  -------     -------       ------     ------  ------
   NGP's funds from
    operations.............  $5,210  $4,699  $19,641  $17,209     $ 5,587       $5,129     $7,176  $7,872
                             ======  ======  =======  =======     =======       ======     ======  ======

  In order to maintain its qualification as a REIT for federal income purposes, NGP is required to make distributions to its stockholders. NGP's distributions to stockholders have been less than the total funds from operations because NGP is obligated to make certain payments with respect to principal debt and capital improvements. Management believes that to continue NGP's growth, funds from operations in excess of distributions, principal reductions and capital improvement expenditures should be invested in assets expected to generate returns on investment to NGP commensurate with NGP's investment objectives and policies.

                                BUSINESS OF NGP

  NGP specializes in the acquisition and ownership of golf course properties. Since August of 1993, NGP has acquired 39 golf courses representing an aggregate initial investment of approximately $227 million. As of June 20, 1996, NGP owned 84 golf courses geographically diversified among 23 states.

  NGP leases the golf courses to experienced and creditworthy operators under long-term triple net leases. The operators pay minimum base rent on each property. In addition, a percentage rent feature enables NGP to participate in growth in revenues of the golf courses. The leases include strict maintenance standards and require the operators to pay substantially all operating expenses. For additional information regarding NGP, see "Available Information" and "Incorporation of Certain Documents by Reference."

                GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS
                        SUMMARY COMBINED FINANCIAL DATA

  The following table sets forth summary financial data that is derived from and should be read in connection with the combined financial statements of GEI's Business Related to the Purchased Assets, included elsewhere herein. The statement of operations and balance sheet data as of and for the year ended December 31, 1995 have been audited by Coopers & Lybrand L.L.P. The statement of operations data for the three months ended March 31, 1996 and 1995 and the balance sheet data as of March 31, 1996 have been derived from the unaudited financial statements of GEI's Business Related to the Purchased Assets, but include all adjustments (consisting only of normal recurring accruals) which are, in the opinion of GEI's management, necessary for a fair presentation of the results of operations for such periods and financial position at such dates. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. The Purchased Assets are comprised of 20 golf course properties and assets related to such properties currently owned by GEI. See "Description of Purchased Assets." The Purchased Assets do not include any cash, accounts receivable, prepaid expenses or liabilities attributable to GEI's operation of the 20 golf course properties comprising the Purchased Assets or any of GEI's other assets that are unrelated to the Purchased Assets (consisting of 21 leased golf course properties, three golf course management contracts and certain other assets related to such leased and managed courses). The following table sets forth financial data relating to GEI's operations of the 20 golf course properties comprising the Purchased Assets, including assets and liabilities that do not constitute Purchased Assets. As a result, the following table and the related financial statements of GEI's Business Related to the Purchased Assets are not representative of the financial performance of the Purchase Assets alone.

                           THREE MONTHS
                          ENDED MARCH 31,
                          ---------------
                                             YEAR ENDED
                            1996    1995  DECEMBER 31, 1995
                          -------- ------ -----------------
                                   (IN THOUSANDS,
                                EXCEPT PROPERTY DATA)
STATEMENT OF OPERATIONS
 DATA:
Total revenues........... $  8,583 $7,331      $40,678
                          -------- ------      -------
Expenses
 Operating...............    6,192  5,287       28,344
 General &
  administrative.........      877    775        4,630
 Depreciation &
  amortization...........    1,151    843        3,239
                          -------- ------      -------
Total expenses...........    8,220  6,905       36,213
                          -------- ------      -------
 Interest expense, net...      976    258        3,506
                          -------- ------      -------
Income (loss) before
 income taxes ...........    (613)    168          959
 Income taxes ...........    (245)     67          384
                          -------- ------      -------
Net income (loss) ....... $  (368) $  101      $   575
                          ======== ======      =======
BALANCE SHEET DATA (AT
 PERIOD-END):
Real estate before
 accumulated
 depreciation............ $ 91,860    --       $87,254
Total assets.............   86,711    --        85,848
Total debt...............   48,553    --        47,003
OTHER DATA (AT PERIOD-
 END):
Number of courses........       20     19           20
Number of locations......       20     19           20

                        DESCRIPTION OF PURCHASED ASSETS

  The "Purchased Assets" include the 20 golf course properties owned by GEI at June 20, 1996 and certain assets related to such properties. The 20 golf course properties are located in 11 states, with six courses in Texas, two courses in each of Florida, Kansas, Louisiana and Oklahoma, and one course in each of Colorado, Idaho, North Carolina, Ohio, South Carolina and Tennessee. Of the 20 owned golf courses, five are daily fee courses and 15 are private club courses.

  Daily Fee Courses. Daily fee courses are open to the public and generate revenue principally through green fees, golf cart rentals and driving range charges. Average revenue per round at GEI's five daily fee courses included in the Purchased Assets was $32.31 in 1995 compared to $25.81 in 1994.

  Private Club Courses. Private club courses are generally closed to the public and generate revenue principally through initiation fees, membership dues, golf cart rentals and guest green fees. Initiation fees and membership dues are determined according to the particular market segment in which the club operates. At December 31, 1995, GEI's 15 private club courses included in the Purchased Assets had over 9,000 members.

  The other related assets comprising the Purchased Assets include, with respect to each of the 20 golf course properties, all fixtures, furniture, furnishings, equipment, machinery, tools, supplies, golf carts, motor vehicles, fertilizer, seed, sand, food and beverage items and inventory and professional shop merchandise, goods and inventory owned by GEI at or on such course. Also included in the Purchased Assets are, among other things, all other tangible personal property, all books and records and licenses and permits with respect to each golf course. The Purchased Assets do not include any cash, accounts receivables, prepaid expenses or liabilities attributable to GEI's operation of the 20 golf courses comprising the Purchased Assets or any of GEI's other assets (consisting of 21 leased golf course properties, three golf course management contracts and certain other assets related to such leased and managed courses).

  The following table sets forth certain information regarding the 20 golf courses owned by GEI as of June 20, 1996:

                               DAILY FEE COURSES

                                             LOCATION            NO. OF
     COURSE NAME                           (CITY, STATE)         HOLES
     -----------                           -------------         ------
  1. Bent Tree Golf Club            Columbus, Ohio                18
  2. Forrest Crossing Golf Course   Nashville, Tennessee          18
  3. The Links at Stono Ferry       Charleston, South Carolina    18
  4. Pawtuckett Golf Club           Charlotte, North Carolina     18
  5. Summerfield Crossing Golf Club Tampa, Florida                18

                             PRIVATE CLUB COURSES
                                             LOCATION            NO. OF
     COURSE NAME                           (CITY, STATE)         HOLES
     -----------                           -------------         ------
  1. Crescent Oaks Country Club     Clearwater, Florida           18
  2. Diamonds Oaks Country Club     Fort Worth, Texas             18
  3. Eldorado Country Club          McKinney, Texas               18
  4. Great Southwest Golf Club      Grand Prairie, Texas          18
  5. Highlands Golf & Supper Club   Hutchinson, Kansas            18
  6. Meadowbrook Country Club       Tulsa, Oklahoma               18
  7. Oakridge Country Club          Garland, Texas                18
  8. Pinery Country Club            Denver, Colorado              27
  9. The Plantation Golf Club       Boise, Idaho                  18
 10. Shenandoah Country Club        Baton Rouge, Louisiana        18
 11. Stonebridge Country Club       New Orleans, Louisiana        27
 12. Tallgrass Country Club         Wichita, Kansas               18
 13. The Trails                     Norman, Oklahoma              18
 14. Willow Fork Country Club       Katy, Texas                   18
 15. Woodhaven Country Club         Fort Worth, Texas             18

  GEI acquired the 20 golf course properties comprising the Purchased Assets over a span of eight years from 1987 to 1995 for total purchase consideration of approximately $69.9 million. At December 31, 1995, GEI's recorded aggregate net book value for such properties was approximately $76.1 million, which amount reflects GEI's depreciation of the value of such properties and the cost of certain capital improvements to such properties made by GEI, in each case since the date each such property was acquired. GEI's management does not know what amount of proceeds would be generated by a current sale of the Purchased Assets to a party other than NGP, and therefore cannot speculate whether such proceeds would exceed or not exceed GEI's original purchase price for the Purchased Assets.

  Pursuant to the terms of the Acquisition Agreement, NGP will pay $58 million in a combination of cash and shares of NGP Common Stock or all cash for the Purchased Assets. Such $58 million purchase price reflects NGP's valuation of the golf course properties comprising the Purchased Assets as real estate assets capable of generating cash flows from rental payments sufficient to cover NGP's capital investment and provide a return on such investment commensurate with NGP's historical rate of return on investment. Consistent with NGP's past practice, NGP valued the golf course properties comprising the Purchased Assets using a multiple of the cash flows from such properties after providing an allowance for an operator's overhead, repair and capital expenditure expense and a reasonable operator profit.

  Based on NGP's valuation of the Purchased Assets, NGP's management does not believe that GEI's original aggregate purchase price or current net book value for such golf course properties represents their fair market value today in a sale to any purchaser capable of acquiring such properties. NGP's management believes that the historical performance (as measured in EBITDA) of certain of the golf course properties comprising the Purchased Assets does not justify a current value for such properties equal to or near GEI's original purchase price or current net book value for such assets. NGP's management believes that GEI paid more for certain of these properties than NGP and certain other qualified purchasers would have paid at that time. In other cases, NGP's management believes that certain properties acquired by GEI have not performed as well as GEI expected when it acquired such properties. The result in both instances is reflected in relatively low historical cash flows for such golf courses, which results in a lower valuation of such properties by NGP or other possible purchasers.

  The following table sets forth for each golf course property included in the Purchased Assets the date such course was acquired by GEI, the purchase price originally paid by GEI for such course, GEI's net book value for such course at December 31, 1995, and NGP's initial allocation of its total consideration for the Purchased Assets to such property. The footnotes to such table indicate the factors which NGP believes have affected the valuation of certain properties in recent periods.

                                                   GEI'S      NGP'S ALLOCATION
                            DATE    PURCHASE  NET BOOK VALUE      OF ASSET
                          ACQUIRED PRICE PAID AT DECEMBER 31,     PURCHASE
  GOLF COURSE              BY GEI    BY GEI       1995(1)     CONSIDERATION(2)
  -----------             -------- ---------- --------------- ----------------
                                               (IN THOUSANDS)
Highlands Golf and
 Supper Club............  Sep 1987  $   575       $   673         $ 1,640
Shenandoah Country
 Club...................  Jun 1988    1,250         1,627           1,544(3)
The Links of Stono
 Ferry..................  Nov 1988    3,773         3,334           1,626(4)
Forrest Crossing Golf
 Course.................  Jan 1989    3,625         2,861           3,004(5)
Pawtuckett Golf Club....  Jan 1989    1,900         1,821           1,516(6)
Tallgrass Country Club..  Jan 1989      900         1,351           2,253
Meadowbrook Country
 Club...................  May 1989    3,000         4,198           5,184
Stonebridge Country
 Club...................  May 1989    2,100         2,008             898(7)
Summerfield Crossing
 Golf Club..............  Jul 1989    2,736         2,305           2,778
Crescent Oaks Country
 Club...................  Jan 1990    2,673         3,034           1,226(8)
The Trails..............  Jun 1993    1,640         2,599           2,451
The Plantation Golf
 Club...................  Sep 1993    4,200         4,824           2,677(9)
Bent Tree Golf Club.....  Oct 1994    6,275         6,349           3,686(10)
Diamond Oaks Country
 Club...................  Dec 1994    4,750         5,397           3,801(11)
Great Southwest Golf
 Club...................  Dec 1994    9,500         9,602           5,243(12)
Oakridge Country Club...  Dec 1994    4,000         4,420           3,820(13)
Pinery Country Club.....  Dec 1994    4,750         6,094           5,147(14)
Woodhaven Country Club..  Dec 1994    3,090         3,610           2,742(15)
Eldorado Country Club...  Feb 1995    5,300         5,490           4,004(16)
Willow Fork Country
 Club...................  Jun 1995    3,818         4,523           2,760(17)
                                    -------       -------         -------
                                    $69,855       $76,120         $58,000
                                    =======       =======         =======

- --------
 (1) GEI's current net book value reflects depreciation and capital improvements made by GEI after acquiring such property.

 (2) Pursuant to the Acquisition Agreement, NGP and GEI agreed to this initial allocation of NGP's total purchase price for the Purchased Assets. NGP will finalize its allocation of acquisition consideration following consummation of the Asset Purchase based on appraisals of the Purchased Assets. NGP's management believes that there will not be any significant changes to its initial allocation of consideration for the Asset Purchase.

 (3) Shenandoah Country Club is an older facility with limited banquet space and locker rooms, as well as a driving range that is small given the size of the membership. NGP believes that significant capital improvements will be necessary at this club. The club has also recently experienced significant work-force turnover, as well as competitive pressure from a local country club.

 (4) The Links at Stono Ferry is in an area with a large supply of golf courses, which has created a very competitive sales environment. The demographics of the area, with respect to both population and income, are not optimal for a golf course. The club has limited seating for tournaments, and the condition of the golf course itself has historically been negatively affected by adverse weather conditions.

 (5) Forrest Crossing has experienced severe weather conditions, including flooding and severe winter weather, which has impacted course quality in recent years. NGP believes that significant capital improvements will be needed to correct the course conditions. The course has also experienced significant competitive pressures recently.

 (6) Pawtucket Golf Club is an older club which NGP believes will require substantial capital improvements. The greens are a combination of bermuda grass and bent grass, which is difficult to maintain, especially during periods of high temperatures. Operating income at this course has been negligible in recent periods.

 (7) Stonebridge Country Club has a very challenging golf course design, in that 16 of 18 holes have water features in front of greens, which tends to be frustrating to golfers. The driving range is only able to accommodate limited flight balls. As a result, NGP believes that the course will require significant investment to improve design and playability. In addition, the club has experienced aggressive competition from several other clubs in the area. Operating income at this course has been negligible in recent periods.

 (8) NGP believes that Crescent Oaks will require significant capital investment to the golf course in order to retain its competitive position. The local private club market is highly competitive and other clubs are aggressively recruiting new members. Operating income at this course has been negligible in recent periods.

 (9) The Plantation Golf Club is an older facility, with minimal banquet space, and NGP believes the club is in need of significant capital investment. The golf course also requires a modernized irrigation system. Recent competitive openings and a general economic softening in the area have also impacted performance.

(10) Bent Tree Golf Club is in a very competitive market with a significant supply of golf courses in the area.

(11) Diamond Oaks Country Club is in a competitive market with a number of good public courses available. NGP believes that areas of the clubhouse require major capital repairs, and the golf course irrigation and reservoir system require capital improvements to maintain consistent course quality.

(12) Great Southwest Golf Club is located in an industrial area, which has affected the public perception of the facility. The clubhouse is an older facility which NGP believes is in need of capital investments to enhance the appearance and provide greater banquet space. The golf course requires improvements to the driving range and other capital investments.

(13) NGP believes that Oakridge Country Club has experienced significant deferred maintenance, which will hinder efforts to recruit new members. The golf course has also been disrupted due to damage caused by erosion following storms. Performance has also been impacted by the on-going effects of the acts of management prior to GEI, including an IRS seizure of the property.

(14) Pinery Country Club is an older facility which NGP believes will require significant capital improvements to remain competitive. In addition, the financial performance of the club has suffered because of high turnover in the general manager position, with three general managers in three years.

(15) Woodhaven Golf Club has an outdated clubhouse which has not been renovated in over 10 years. The area surrounding the facility has a questionable reputation, which will hamper efforts to recruit new members.

(16) NGP believes that Eldorado Country Club is in need of significant general repairs and improvements to the appearance of the facility, which has affected membership levels.

(17) Willow Fork Country Club was designed by a residential developer and was not originally intended to be used as a full service country club. NGP believes that significant capital improvements are needed to expand the facilities to accommodate banquets and tournaments.

                   GEI SELECTED CONSOLIDATED FINANCIAL DATA

  NGP is acquiring from GEI only the 20 golf courses and related assets comprising the Purchased Assets. Immediately following the Asset Purchase, Newco will acquire GEI's remaining assets (consisting of 21 leased golf course properties, three golf course management contracts and certain other assets related to such leased and managed courses) and assume GEI's liabilities by merging with and into GEI with GEI being the surviving corporation.

  Set forth below are the selected consolidated financial and operating data of GEI for each of the years in the five-year period ended December 31, 1995 and the three-month periods ended March 31, 1996 and 1995. The statement of operations data for the year ended December 31, 1991 represent the combined results of operations of Jim Colbert Golf, Inc., a wholly-owned subsidiary of GEI ("JCG"), for the period from January 1, 1991 to March 24, 1991 and GEI for the period from March 25, 1991 to December 31, 1991. The statement of operations data for the period from January 1, 1991 to March 24, 1991 have been derived from the unaudited historical financial statements of JCG. The statement of operations and balance sheet data as of and for the period from March 25, 1991 to December 31, 1991 and as of and for the years ended December 31, 1992, 1993, 1994 and 1995 have been derived from the audited financial statements of GEI. The statement of operations data for the three months ended March 31, 1996 and 1995 and the balance sheet data as of March 31, 1996 have been derived from the unaudited financial statements of GEI, but include all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results of operations for such periods and financial position at such dates. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. The data should be read in conjunction with "GEI Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the Consolidated Financial Statements of GEI and notes thereto included elsewhere herein.

                         THREE MONTHS ENDED
                             MARCH 31,                  YEARS ENDED DECEMBER 31,
                         -------------------- ------------------------------------------------
                           1996       1995      1995      1994      1993      1992    1991 (1)
                         ---------  --------- --------  --------  --------  --------  --------
                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Operating revenue...... $  22,891  $ 16,344  $ 80,190  $ 48,682  $ 38,404  $ 34,716  $ 30,137
 Operating expenses.....    17,710    13,070    64,733    38,288    29,772    26,316    24,285
 Depreciation and
  amortization(2).......     2,094     1,722     6,871     4,802     4,089     3,995     4,398
 Other expense(3).......       --        --        --        --        334        88     2,226
                         ---------  --------  --------  --------  --------  --------  --------
  Total costs and
   expenses.............    19,804    14,792    71,604    43,090    34,195    30,399    30,909
                         ---------  --------  --------  --------  --------  --------  --------
  Operating income
   (loss)(4)............     3,087     1,552     8,586     5,592     4,209     4,317      (772)
 Interest expense, net..     1,288     1,225     5,090     3,996     4,801     5,177     5,184
                         ---------  --------  --------  --------  --------  --------  --------
  Income (loss) before
   income taxes and
   extraordinary item...     1,799       327     3,496     1,596      (592)     (860)   (5,956)
 Income taxes(5)........        57        22       109        50        52        42        22
                         ---------  --------  --------  --------  --------  --------  --------
  Income (loss) before
   extraordinary item...     1,742       305     3,387     1,546      (644)     (902)   (5,978)
 Extraordinary item(6)..       --        --        --      2,638       --        --        --
                         ---------  --------  --------  --------  --------  --------  --------
  Net income (loss)..... $   1,742  $    305  $  3,387  $ (1,092) $   (644) $   (902) $ (5,978)
                         =========  ========  ========  ========  ========  ========  ========
  Income (loss) per
   common share before
   extraordinary
   item(7).............. $    0.26  $   0.05  $   0.51  $   0.33  $  (0.09)
                         =========  ========  ========  ========  ========
BALANCE SHEET DATA (AT
 PERIOD-END):
 Working capital
  (deficit)............. $   3,155            $    956  $  5,366  $ (1,573) $   (118) $ (1,285)
 Total assets...........   123,375             121,862   102,894    58,087    49,438    48,225
 Long-term debt, net of
  current portion.......    59,082              59,375    50,653    45,156    40,105    39,750
 Redeemable convertible
  preferred stock.......       --                  --        --     22,212    17,258    13,863
 Stockholders' equity
  (deficit).............    44,711              42,134    38,591   (18,095)  (15,706)  (13,410)
SUPPLEMENTAL DATA:
 Net cash provided by
  operating activities..     2,384     2,228     9,635     4,617     4,353     3,761     2,216
 Net cash used by
  investing activities..    (1,181)   (7,669)  (19,811)  (35,959)   (7,035)   (2,683)   (3,011)
 Net cash provided
  (used) by financing
  activities............       174     4,253     6,739    35,030     1,698      (256)    1,315
 Number of golf
  facilities at period-
  end...................        43        39        43        36        27        22        19
 Number of rounds played
  (in thousands)........       436       349     1,793     1,388     1,238     1,124       933

- --------
(1) Represents the combined results of operations of Jim Colbert Golf, Inc. ("JCG"), the predecessor and a wholly owned subsidiary of GEI, from January 1, 1991 to March 24, 1991 (unaudited) and the results of operations of GEI for the period from March 25, 1991 (the date of the recapitalization of GEI, the "1991 Recapitalization," see "Business of GEI--History") to December 31, 1991.
(2) Includes amortization of consulting, confidentiality and noncompete agreements recorded in connection with the 1991 Recapitalization of $211,000, $845,000 and $887,000 in 1993, 1992 and 1991, respectively.
(3) Consists of non-recurring, non-cash charges associated with the early termination of leases and in 1991 includes a one-time charge to compensation expense recorded by JCG in connection with the 1991 Recapitalization in the amount of $1,011,000, primarily associated with payments made to cancel certain stock options.
(4) Includes effects of (i) corporate relocation expenses of $347,000 and $173,000 in 1993 and 1991, respectively, and (ii) operating income (loss) associated with terminated leased facilities of ($347,000), ($33,000) and $82,000 in 1993, 1992 and 1991, respectively.
(5) Consists solely of state income taxes.
(6) In 1994, in connection with the initial public offering, GEI paid prepayment penalties of $1,971,000 associated with the early retirement of debt and wrote off $667,000 of deferred debt issuance costs related to the debt retired.
(7) The weighted average number of common shares outstanding during the three months ended March 31, 1996 and 1995 includes the effect of stock options, using the treasury stock method and the market price per share at the end of the respective periods, as the inclusion of these options has a dilutive effect on net income per common share. The use of the ending market price per share in these periods results in full dilution, as such price exceeds the average market price per share during the respective periods. Primary net income per common share is not materially different from fully diluted net income per common share for the periods. The weighted average number of common shares outstanding during 1995 and 1994 includes the effect of stock options, using the treasury stock method and the average market price per share, as the inclusion of these options has a dilutive effect on income per common share before extraordinary item. The use of the average market price per share in 1995 and 1994 results in full dilution, as such price exceeds the market price at the end of the respective periods. The weighted average number of common shares outstanding during 1994 and 1993 have been adjusted for (i) the retroactive effect of the conversion of redeemable convertible preferred stock and convertible notes to common stock, (ii) the issuance of common stock in payment of dividends on the redeemable convertible preferred stock and interest notes and additional accrued interest related to the convertible notes and (iii) the common stock split, as if these events occurred at the beginning of the respective year. The weighted average number of common shares outstanding during 1993 includes the effect of stock options issued in 1994 at prices below the initial public offering price without regard for the antidilutive effect of such options. Net loss attributable to common stockholders used to calculate income (loss) per common share before extraordinary item excludes $1,234,000 and $1,745,000 of preferred stock dividends and accretion to mandatory redemption value for all classes of redeemable convertible preferred stock during 1994 and 1993, respectively, and $186,000 and $308,000 of interest expense associated with the convertible notes during 1994 and 1993, respectively.

  PRO FORMA CONDENSED BALANCE SHEET FOR GEI -- (SALE AND MERGER ADJUSTMENTS)

  The unaudited pro forma condensed balance sheet (column 3) reflects the financial position of GEI immediately after the acquisition of the Purchased Assets by NGP as if the Asset Purchase occurred on March 31, 1996. The last two columns (columns 4 and 5) represent cash contributed by Newco, elimination of GEI's net assets which will be retained by the Surviving Corporation following the Merger, and amounts distributed to GEI stockholders and holders of options to purchase GEI Common Stock in connection with the Merger.
  The historical financial information of GEI as of March 31, 1996 has been derived from GEI's consolidated financial statements included herein. The pro forma financial information should be read in conjunction with the accompanying notes thereto and with the financial statements of GEI included herein. The pro forma condensed balance sheet does not purport to be indicative of the financial position which would have been achieved had the Asset Purchase been consummated on March 31, 1996 and should not be construed as representative of future financial position. In the opinion of GEI's management, all adjustments necessary to reflect the effect of the Asset Purchase have been made.

                                                                                           AMOUNTS TO
                           HISTORICAL    ADJUSTMENTS FOR    PRO FORMA                     DISTRIBUTE TO
                              GEI       SALE OF PURCHASED   GEI AFTER      MERGER       SHAREHOLDERS AND
                         MARCH 31, 1996   ASSETS TO NGP   ASSET PURCHASE ADJUSTMENTS    OPTION HOLDERS(1)
                         -------------- ----------------- -------------- -----------    -----------------
                                                        (IN THOUSANDS)
         ASSETS
Current assets:
  Cash and cash
   equivalents..........    $  2,663        $ 17,213 (2)     $ 19,876     $ 23,600 (3)       $40,786
                                                                            (2,690)(4)
  Temporary
   investments..........         --           40,787 (2)       40,787          --             40,787
  Accounts and notes
   receivable, net......       8,308             --             8,308       (8,308)(4)           --
  Inventories...........       3,347             --             3,347       (3,347)(4)           --
  Prepaid expenses......       2,230             --             2,230       (2,230)(4)           --
                            --------        --------         --------     --------           -------
    Total current
     assets.............      16,548          58,000           74,548        7,025            81,573
Property and equipment,
 net....................      95,332         (77,405)(5)       17,927      (17,927)(4)           --
Goodwill, net...........       3,849          (3,466)(5)          383         (383)(4)           --
Debt issuance costs,
 net....................       1,086             --             1,086       (1,086)(4)           --
Other assets, net.......       6,560             --             6,560       (6,560)(4)           --
                            --------        --------         --------     --------           -------
                            $123,375        $(22,871)        $100,504     $(18,931)          $81,573
                            ========        ========         ========     ========           =======
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......    $  5,671        $    --          $  5,671     $ (5,671)(4)       $   --
  Accrued liabilities...       1,328             --             1,328       (1,328)(4)           --
  Current portion of
   long-term debt.......       2,329             --             2,329       (2,329)(4)           --
  Current portion of
   deferred income......       4,065             --             4,065       (4,065)(4)           --
                            --------        --------         --------     --------           -------
    Total current
     liabilities........      13,393             --            13,393      (13,393)              --
Long-term debt, less
 current portion........      59,082             --            59,082      (59,082)(4)           --
Deferred income, less
 current portion........       1,556             --             1,556       (1,556)(4)           --
Other long-term
 liabilities............       1,055             --             1,055       (1,055)(4)           --
Deferred income taxes...       3,578          (3,578)(5)          --           --                --
Stockholders' equity:
  Common stock..........          66             --                66          (66)(4)           --
  Additional paid-in
   capital..............      61,322             --            61,322       20,251 (4)        81,573
  Accumulated deficit...     (16,257)        (19,293)(5)      (35,550)      35,550 (4)           --
                            --------        --------         --------     --------           -------
                              45,131         (19,293)          25,838       55,735            81,573
  Notes receivable from
   stockholders.........        (420)            --              (420)         420 (4)           --
                            --------        --------         --------     --------           -------
    Total stockholders'
     equity.............      44,711         (19,293)          25,418       56,155            81,573
                            --------        --------         --------     --------           -------
                            $123,375        $(22,871)        $100,504     $(18,931)          $81,573
                            ========        ========         ========     ========           =======

- -------
(1) In connection with the Merger, GEI stockholders will become entitled to exchange each share of GEI Common Stock for consideration consisting of either (a) a combination of $6.00 in cash and approximately $6.00 of NGP Common Stock (subject to certain adjustments and limitations) or (b) $12.00 in cash, depending on the form of consideration paid by NGP in connection with the Asset Purchase. The total amounts payable to holders of GEI Common Stock in the Merger will be $79,025,784. Holders of options to acquire GEI Common Stock will become entitled to receive, in exchange for cancellation of such options, total consideration of $2,547,514 (subject to certain adjustments and limitations) payable in the same proportion of cash and NGP Common Stock as holders of GEI Common Stock receive in the Merger.
(2) The consideration payable to GEI by NGP for the Purchased Assets will consist of, at NGP's option, either (a) shares of NGP Common Stock with an aggregate value of $40,786,649 (subject to certain exceptions and limitations) and $17,213,351 in cash, or (b) $58 million in cash. NGP currently expects to pay the combination of cash and stock as consideration for the Asset Purchase, and intends to obtain the $17,213,351 in cash from the Operating Partnership's revolving credit facility. See "The Asset Purchase and Merger--Financing of the Acquisition."
(3) Represents cash which will be contributed by Newco and distributed, along with NGP's $58 million of cash and stock, to GEI stockholders as the Merger Consideration.
(4) Reflects the elimination of GEI's net assets remaining after the Asset Purchase which will be retained by Surviving Corporation following the Merger.
(5)Reflects the elimination of the Purchased Assets attributable to GEI's sale of such assets to NGP.

                  GEI MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  NGP is acquiring from GEI only the 20 golf courses and related assets comprising the Purchased Assets. Immediately following the Asset Purchase, Newco will acquire GEI's remaining assets (consisting of 21 leased golf course properties, three golf course management contracts and certain other assets related to such leased and managed courses) and assume GEI's liabilities by merging with and into GEI with GEI being the surviving corporation.

  The following discussion and analysis should be read in conjunction with "GEI Selected Consolidated Financial Data" as well as the Consolidated Financial Statements of GEI and Notes thereto included elsewhere herein.

GENERAL

  GEI seeks to achieve continued growth in revenue and operating cash flow by acquiring, either through purchase, lease or contract to manage, underperforming daily fee, resort and private country club golf courses and by implementing operating improvements to enhance financial performance. Operating revenue includes green fees and practice facility fees, dues and initiation fees of private members, golf cart rentals, retail sales of food, beverages and pro shop merchandise, and management fees. Historically, the percentage of GEI's total operating revenue represented by each of these revenue categories has not fluctuated significantly.

  GEI acquires golf courses through purchase, lease or a contract to manage. GEI currently owns fee title to 20 of its courses, the purchase prices of which have been financed with unsecured indebtedness, equity contributions and/or seller financing. GEI currently operates 21 leased golf courses, all of which are classified as operating leases for financial reporting purposes. As a result, leased courses result in lower depreciation and interest expense than do purchased courses. Management fees received under GEI's three management agreements are classified as operating revenue and any associated expenses are classified as operating expenses.

  GEI operated 43 golf courses at March 31, 1996 and December 31, 1995. The following table sets forth, for the periods indicated, the change in the number of golf courses owned, leased or managed by GEI.

                                                     OWNED LEASED  MANAGED TOTAL
                                                     ----- ------  ------- -----
At December 31, 1992................................   10    11        1     22
  Increases.........................................    1     5       --      6
  Decreases.........................................   --    (1)      --     (1)
  Transfers*........................................    1    (1)      --     --
                                                      ---   ---      ---    ---
At December 31, 1993................................   12    14        1     27
  Increases.........................................    6     3       --      9
                                                      ---   ---      ---    ---
At December 31, 1994................................   18    17        1     36
  Increases.........................................    2     3        2      7
                                                      ---   ---      ---    ---
At December 31, 1995 and March 31, 1996.............   20    20**      3     43**
                                                      ===   ===      ===    ===

- --------
*GEI leased The Plantation Golf Club from September 1991 until it purchased the course in September 1993.
**GEI has leased one additional golf course property subsequent to March 31, 1996.

  Courses are leased or purchased at varying times throughout the year. Depending on the length of the partial year for which a course is operated, the seasonality of operations and the unique operating improvements of a course, results of operations of a course for a portion of a year may not be indicative of the results of operations at the course for an entire year.

SUBSEQUENT EVENT

  On February 2, 1996, GEI entered into the Acquisition Agreement pursuant to which it has agreed to sell its 20 owned golf course properties and related assets comprising the Purchased Assets to NGP and merge immediately thereafter with Newco. If the Acquisition Agreement is approved by the stockholders and becomes effective, stockholders of GEI will be entitled to exchange each share of GEI common stock for, depending on the form of consideration paid by NGP, at NGP's option, in connection with the Asset Purchase, either (i) a combination of $6.00 in cash and between approximately 0.20870 and 0.31304 of a share of NGP common stock (assuming no exercise of options to purchase GEI common stock prior to the Merger) valued at approximately $6.00 (subject to limitations on the maximum and minimum number of NGP shares issuable), or (ii) $12.00 in cash. Subject to certain adjustments and limitations, GEI stockholders will receive total consideration of $79,025,784, and holders of unexpired and unexercised options to purchase GEI common stock will be entitled to receive, in exchange for cancellation of such options, total consideration of $2,547,514 payable in the same proportion of cash and stock as is paid to holders of GEI common stock. Of this total aggregate consideration of approximately $81.6 million, $58.0 million will come from NGP as consideration for the Purchased Assets and Newco will contribute approximately $23.6 million in cash. In addition, Newco will refinance approximately $54.9 million of GEI's existing indebtedness in connection with the Merger.

  The Asset Purchase and the Merger are subject to certain conditions, including approval of the stockholders of GEI and NGP. Stockholders of GEI holding approximately 45% of its outstanding common stock (on a fully diluted basis) have agreed to vote their shares in favor of the Asset Purchase and the Merger. The closing of these transactions currently is expected to occur in the second quarter of 1996. GEI anticipates that a loss of approximately $19.3 million, net of income tax effect, will be recognized on the sale of the Purchased Assets to NGP. Although GEI will recognize the loss on the sale of the Purchased Assets upon consummation of the Asset Purchase transaction, such transaction is only a component of the entire transaction and will occur simultaneously with the Merger. The proceeds of the Asset Purchase together with the proceeds of the Merger will significantly exceed the historical net book value of GEI. Accordingly, no impairment of GEI's property and equipment has occurred.

LIQUIDITY AND CAPITAL RESOURCES

  GEI's $70,000,000 revolving credit facility (the "Revolving Credit Facility") is for use in financing the acquisition, lease or improvement of golf courses and the acquisition of golf course management companies, refinancing indebtedness, and for general working capital purposes. A portion is to be treated as a reducing revolver, with equal installments of $2,083,000 due quarterly beginning on March 31, 1997, and the balance is due on December 31, 1999. Loans under the Revolving Credit Facility are unsecured and bear interest at either a Eurodollar rate or a customary base rate, plus in each case a marginal percentage of up to 2.0% depending on GEI's ratio of total debt to EBITDA. Interest is payable either quarterly with respect to base rate loans or on the last day of selected interest periods ranging from one to six months with respect to Eurodollar loans. The Revolving Credit Facility is subject to customary conditions and covenants, including dividend payment limitations, capital expenditure limitations, negative pledge covenants and financial ratio covenants.

  As of March 31, 1996 and December 31, 1995, GEI had borrowed $52,000,000 under the Revolving Credit Facility to finance the repayment of debt in connection with GEI's initial public offering, to finance the purchase of a public golf course and seven private golf clubs, and for general working capital purposes. These loans are currently Eurodollar loans, bearing interest at rates ranging from 7.125% to 7.5625% (each including a marginal percentage of 2.0%). GEI was in compliance with all restrictive covenants and conditions as of March 31, 1996 and December 31, 1995.

  GEI believes that cash generated by operations will be sufficient to meet its capital expenditure and debt service needs through 1998, while amounts available under the Revolving Credit Facility will provide GEI with additional flexibility to take advantage of acquisition opportunities that may arise. As a result of GEI's aggressive growth strategy, GEI will require alternate financing arrangements in order to repay the amounts outstanding under its Revolving Credit Facility upon maturity.

  GEI analyzes cash flows from operations to evaluate its ability to service its debt and finance its operations and capital expenditures. GEI generated cash flows from operating activities in the amounts of $2,384,000, $2,228,000, $9,635,000, $4,617,000 and $4,353,000 in the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively. GEI's capital expenditures totalled $1,181,000, $1,533,000, $8,331,000,
$3,117,000 and $4,090,000 in the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively (excluding acquisitions of golf courses). In 1993, GEI sold approximately $2,200,000 of redeemable convertible preferred stock to fund repayments of debt and used excess cash, seller financing and loans from a stockholder to finance acquisitions.

  At December 31, 1995, GEI had net operating loss carryforwards of $12,350,000, which expire during the period from 2003 to 2009, available to offset future taxable income. Accordingly, GEI does not anticipate paying any federal income taxes in the next several years. Income tax expense incurred in 1995 consists solely of state income taxes.

  It has been GEI's practice to lease golf carts and certain turf maintenance equipment under leases which are capitalized for financial reporting purposes. GEI typically invests in new golf carts upon the purchase or lease of a golf course. As of December 31, 1995, GEI had financed $7,431,000 of assets under capital leases.

NEWLY ISSUED ACCOUNTING STANDARDS

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), which establishes a fair value based method of accounting for stock-based compensation plans. Entities are encouraged to adopt all provisions of Statement No. 123 and are required to comply with the disclosure requirements of Statement No. 123. Statement No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The adoption of Statement No. 123 as of January 1, 1996 did not have a material effect on the consolidated financial condition or operating results of GEI, as GEI did not adopt the value-based measurement concept.

  The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement No. 121"). Statement No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. GEI periodically reevaluates the carrying amounts of its long-lived assets and the related depreciation and amortization periods as discussed in the notes to GEI's Consolidated Financial Statements. The adoption of Statement No. 121 as of January 1, 1996 did not have a material effect on GEI's consolidated financial condition or operating results.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain items from "GEI Selected Consolidated Financial Data" expressed as a percentage of operating revenue and the percentage change in the dollar amounts of such items compared to the prior period.

                             PERCENTAGE OF OPERATING REVENUE                 PERCENTAGE INCREASE (DECREASE)
                         --------------------------------------------   -----------------------------------------
                          THREE MONTHS                                   THREE MONTHS
                         ENDED MARCH 31,   YEAR ENDED DECEMBER 31,      ENDED MARCH 31,    YEAR ENDED DECEMBER 31,
                         ----------------  --------------------------   --------------- -----------------------------
                          1996     1995     1995     1994      1993      1995 TO 1996   1994 TO 1995 1993 TO 1994
                         -------  -------  -------  -------   -------   --------------- ------------ ------------
Operating revenue.......   100.0%   100.0%   100.0%   100.0 %   100.0 %      40.1 %         64.7%        26.8%
Costs and expenses:
 Operating expenses.....    77.4     80.0     80.7     78.6      77.5        35.5           69.1         28.6
 Depreciation and
  amortization..........     9.1     10.5      8.6      9.9      10.6        21.6           43.1         17.5
 Other expense..........     0.0      0.0      0.0      0.0       0.9           *              *            *
                         -------  -------  -------  -------   -------
   Total costs and
    expenses............    86.5     90.5     89.3     88.5      89.0        33.9           66.2         26.0
                         -------  -------  -------  -------   -------
   Operating income.....    13.5      9.5     10.7     11.5      11.0        98.9           53.5         32.9
Interest expense, net...     5.6      7.5      6.4      8.2      12.6         5.1           27.4        (16.8)
                         -------  -------  -------  -------   -------
 Income (loss) before
  income taxes and
  extraordinary item....     7.9      2.0      4.3      3.3      (1.6)          *              *            *
Income taxes............     0.3      0.1      0.1      0.1       0.1           *              *         (3.8)
                         -------  -------  -------  -------   -------
 Income (loss) before
  extraordinary item....     7.6      1.9      4.2      3.2      (1.7)          *              *            *
Extraordinary item......     0.0      0.0      0.0      5.4       0.0           *              *            *
                         -------  -------  -------  -------   -------
 Net income (loss)......     7.6%     1.9%     4.2%    (2.2)%    (1.7)%         *              *        (69.6)
                         =======  =======  =======  =======   =======

- --------
* Percentages exceed 100%.

 Quarter Ended March 31, 1996 Compared to the Quarter Ended March 31, 1995

  Operating revenue from each of the five major operating revenue categories (green fees and practice facility fees, dues and initiation fees, golf cart rentals, food and beverage sales and pro shop sales) increased, primarily due to the seven golf courses which were added to the Company's management portfolio in 1995 and through March 31, 1996. These seven new courses contributed $4,734,000 more revenue than in the first quarter of 1995, and revenue at the existing clubs increased $1,813,000, or 11.5%. As a percentage of total operating revenue, dues and initiation fees increased to 27.7% from 24.6% and green fees and practice facility fees decreased to 33.3% from 35.8%, as six of the seven new courses are private country clubs. Golf cart rentals, food and beverage, pro shop and other revenue remained relatively constant as a percentage of total operating revenue.

  Operating expenses include payroll; cost of food and beverage and pro shop merchandise sold; supplies, maintenance and repairs; rent; utilities; insurance; property and other taxes; advertising and promotion and other general and administrative expenses. Operating expenses increased by 35.5%, primarily as a result of the seven new courses, as operating expenses at the existing courses increased by only 3.8%. Operating expenses decreased as a percentage of operating revenue as a result of economies of scale that exist upon the acquisition of quality courses.

  Depreciation and amortization expense decreased as a percentage of operating revenue in the quarter ended March 31, 1996, as only two of the seven new courses were purchased. Accordingly, rent expense increased as a percentage of operating revenue during the quarter ended March 31, 1996.

  Net interest expense consists of interest on acquisition debt, notes to related parties and capital lease obligations as well as the amortization of deferred debt issuance costs. Net interest expense increased by 5.1% during the quarter ended March 31, 1996 as a result of borrowings used to fund the Company's purchase of two courses in 1995. Net interest expense decreased as a percentage of operating revenue.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Operating revenue increased by 64.7%, to $80,190,000 in 1995 from $48,682,000 in 1994. Revenue from each of the five major operating revenue categories (green fees and practice facility fees, dues and initiation fees, golf cart rentals, food and beverage sales and pro shop sales) increased, primarily due to the golf courses acquired in 1995 and 1994. As GEI's 1994 acquisitions were not purchased or leased until the fourth quarter of 1994, these courses did not contribute significantly to GEI's total operating revenue in 1994. Excluding the courses acquired in 1995 and 1994, GEI's operating revenue increased by $1,790,000 in 1995 from 1994, primarily as a result of a $1,287,000, or 7.3%, increase in green fees and practice facility fees due to an increase in rates charged at certain of GEI's public courses. Additionally, food and beverage and pro shop sales at the existing courses increased by 2.3% and 6.5%, respectively as a result of increased banquet activities and marketing efforts. Dues and initiation fees at the existing courses increased 2.1%. These increases occurred despite (i) generally adverse weather conditions in several of GEI's markets during 1995 and (ii) negative effects of decreased participation rates in the industry. According to the NGF, the overall golf participation rate has decreased in recent years, from 12.0% in 1989 to 11.4% in 1994. However, over the next several years, GEI expects to see a rebound in the overall participation rates for golfing due to continued growth in the number of golf courses as well as supporting demographic trends, such as aging baby boomers. Over the next five years, the population of the 40-49 and 50-59 age groups are expected to grow by 14% and 21%, respectively.

  Operating expenses include payroll; cost of food and beverage and pro shop merchandise sold; supplies, maintenance and repairs; rent; utilities; insurance; property and other taxes; advertising and promotion and other general and administrative expenses. Operating expenses increased by 69.1% to $64,733,000 in 1995 from $38,288,000 in 1994. This increase was primarily attributable to the golf courses purchased or leased during 1995 and 1994. Operating expenses as a percentage of operating revenue increased to 80.7% in 1995 from 78.6% in 1994. Excluding the courses purchased or leased during 1995 and 1994, GEI's operating expenses increased by 10.4%. These increases were primarily a result of increased acquisition activity, advertising and promotion, and costs associated with being publicly held. Additionally, cost of food and beverage and pro shop merchandise sold at the existing courses increased by 2.4% and 2.1%, respectively, consistent with the related increases in revenues.

  Depreciation and amortization expense increased by 43.1%, to $6,871,000 in 1995 from $4,802,000 in 1994 due to GEI's newly purchased courses and initial capital expenditures required at a few of its newly leased courses. Depreciation and amortization expense as a percentage of operating revenue decreased to 8.6% in 1995 from 9.9% in 1994.

  Operating income increased by 53.5%, to $8,586,000 in 1995 from $5,592,000 in 1994 as a result of the golf courses acquired in 1995 and 1994.

  Net interest expense increased by 27.4%, to $5,090,000 in 1995 from $3,996,000 in 1994, as a result of additional borrowings made to fund GEI's purchases of golf courses in 1995 and 1994.

 Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

  Operating revenue increased by 26.8%, to $48,682,000 in 1994 from $38,404,000 in 1993. Revenue from each of the five major operating revenue categories (green fees and practice facility fees, dues and initiation fees, golf cart rentals, food and beverage sales and pro shop sales) increased, primarily due to the six golf courses that were purchased and leased in 1993. As GEI's 1994 acquisitions were not purchased or leased until the fourth quarter of 1994, these courses did not contribute significantly to GEI's total operating revenue in 1994. Excluding the courses acquired in 1994 and 1993 and the practice facility whose lease was terminated during 1993, GEI's operating revenue increased by $405,000 in 1994 from 1993.

  Operating expenses includes payroll; cost of food and beverage and pro shop merchandise sold; supplies, maintenance and repairs; rent; utilities; insurance; property and other taxes; advertising and promotion and other general and administrative expenses. Operating expenses increased by 28.6% to $38,288,000 in 1994 from $29,772,000 in 1993. This increase was attributable to the golf courses purchased or leased during 1994 and

1993 and was offset by $684,000 of operating expenses associated with a terminated practice facility lease in 1993 and the $347,000 cost of relocating GEI's corporate office from Los Angeles to Dallas in 1993. Excluding the courses purchased or leased during 1994 and 1993, the terminated practice facility and the cost of relocating GEI's corporate office, GEI's operating expenses remained flat. Operating expenses as a percentage of operating revenue increased to 78.6% in 1994 from 77.5% in 1993, reflecting an increase in rent expense as a result of a higher percentage of leased courses contributing to GEI's operations in 1994 and higher rent expense generally associated with newer leases.

  Depreciation and amortization expense increased by 17.5%, to $4,802,000 in 1994 from $4,089,000 in 1993. During 1994, GEI changed its depreciable life for certain golf carts from six to four years. The effect of this change increased depreciation and amortization expense by approximately $338,000 in 1994. Additionally, depreciation and amortization expense in 1993 includes $211,000 of amortization of consulting, confidentiality and noncompete agreements recorded in connection with the 1991 Recapitalization. Excluding these amounts in 1994 and 1993, depreciation and amortization expense as a percentage of operating revenue decreased to 9.2% in 1994 from 10.1% in 1993, reflecting a lower proportion of owned courses, which resulted in a relatively lower depreciable asset base.

  Other expense of $334,000 in 1993 represents a non-recurring charge in connection with the early termination of a practice facility lease with an affiliated party.

  Operating income increased by 32.9%, to $5,592,000 in 1994 from $4,209,000 in 1993. Operating income in 1993 includes $347,000 of corporate relocation expenses, $211,000 of amortization expense associated with the 1991 Recapitalization, a $334,000 non-cash charge associated with the early termination of the leased facility and a $347,000 operating loss on the terminated leased facility.

  Net interest expense decreased by 16.8%, to $3,996,000 in 1994 from $4,801,000 in 1993. This decrease is a result of the reduction of interest expense associated with the debt retired in connection with GEI's initial public offering, offset by interest expense of $474,000 attributable to additional borrowings in 1994 and an increase in the adjustment to the carrying value of certain secured debt retired in connection with GEI's initial public offering to $286,000 in 1994 from $50,000 in 1993.

  The extraordinary item in 1994 consists of prepayment penalties of $1,971,000 associated with the early retirement of debt in connection with the initial public offering and the write off of $667,000 of deferred debt issuance costs related to the debt retired.

                                BUSINESS OF GEI

  NGP is acquiring from GEI only the 20 golf courses and related assets comprising the Purchased Assets. Immediately following the Asset Purchase, Newco will acquire GEI's remaining assets (consisting of 21 leased golf course properties, three golf course management contracts and certain other assets related to such leased and managed courses) and assume GEI's liabilities by merging with and into GEI with GEI being the surviving corporation.

GENERAL

  GEI is a golf course operator that owns, leases or contracts to manage 44 golf courses in 18 states, primarily in the southern and western United States. GEI operates daily fee (public) and resort courses and private country clubs and derives revenue from green fees, golf cart rentals, practice facility fees, retail sales of golf merchandise, food and beverages and initiation fees and dues of private members.

  GEI's strategy is to grow revenue and operating cash flow by (i) identifying and acquiring well-located courses that have the potential for significant improvement under professional management, (ii) installing trained management personnel and standardized operating systems, (iii) creating a value image by making visible, cost-effective capital improvements and upgrading the quality of the golf course turf grass under the supervision of GEI's director of agronomy, (iv) enhancing the golf experience by emphasizing customer service and the projection of a professional image, (v) implementing marketing programs to increase the number of rounds of golf played at daily fee and resort courses and the number of members at private clubs and (vi) improving merchandising and pro shop, food and beverage and practice facility operations.

HISTORY

  GEI is a Kansas corporation and was formed in connection with the 1991 Recapitalization to acquire substantially all of the equity interest in JCG, which began operations in 1981. Unless the context indicates otherwise, all references herein to "GEI" include JCG (GEI's wholly-owned subsidiary) and the operations of JCG prior to the 1991 Recapitalization.

  On July 13, 1994, GEI completed an initial public offering of 2,350,000 shares of GEI Common Stock, and on August 22, 1994, the underwriter of the initial public offering exercised its over-allotment option, purchasing an additional 352,500 shares of GEI Common Stock. Upon closing of the offering, a credit agreement (the"Credit Agreement") was executed setting forth the final terms and conditions of the Revolving Credit Facility. The proceeds of the offering, together with borrowings under the Revolving Credit Facility, were used to retire debt, pay related accrued interest and prepayment penalties and pay fees and expenses associated with the offering and the Revolving Credit Facility.

  Upon consummation of the initial public offering, the holders of all classes of redeemable convertible preferred stock and convertible notes of GEI converted such redeemable convertible preferred stock and notes into shares of GEI Common Stock. In addition, pursuant to agreements between GEI and the holders, accrued but unpaid dividends on the redeemable convertible preferred stock and the interest notes and additional accrued interest related to the convertible notes were paid by delivery of additional shares of GEI Common Stock. Also in connection with the offering, GEI effected a stock split in the form of a 1.32-for-1 GEI Common Stock dividend.

  As discussed in "GEI Management's Discussion and Analysis of Financial Condition and Results of Operations," on February 2, 1996, GEI entered into the Acquisition Agreement pursuant to which it agreed to sell its 20 owned golf course properties to NGP and to merge immediately thereafter with Newco.

INDUSTRY OVERVIEW

  According to the National Golf Foundation (the "NGF"), at December 31, 1994, there were 24.3 million golfers in the United States, which represented a net gain of only 147,000 golfers, or 0.6% growth, over the last five years. The general population growth rate exceeded the golfer growth rate as indicated by the decreasing golf participation rate, which fell from 12.0% in 1989 to 11.4% in 1994. Golfers in the United States played 464.8 million rounds in 1994, a decrease of 0.9% from the 469 million played in 1989. Core golfers, those playing eight or more rounds, comprised 45.9% of all golfers in 1994 and accounted for 87.6% of all rounds played.

  Over the next several years, GEI expects to see a rebound in the overall participation rates for golfing due to continued growth in the number of golf courses as well as supporting demographic trends, such as aging baby boomers. Over the next five years, the population of the 40-49 and 50-59 age groups are expected to grow by 14% and 21%, respectively.

  Growth in golf course supply was evident in golf course construction. Since 1989 the industry added 1,201 golf courses, bringing December 31, 1994 course supply to 14,939. This represented an 8.7% increase over the last five years. Additionally, the NGF estimated that a total of 634 golf courses were scheduled to open in 1995. However, management believes that after 1995 the rate at which new golf courses will be constructed will decrease as a result of the lack of available development capital, increasing restrictions on development and increasing requirements of environmental and water regulation. GEI believes existing, well-located courses will become more valuable over time as increased demand may enable these courses to increase throughput (i.e. rounds per year) and fees.

  The golf industry is comprised of three general course types: daily fee courses, resort courses and private country clubs. According to NGF estimates, of the 14,939 courses in the United States today, 68% are daily fee, including public, municipal and resort courses, and 32% are private country clubs. Daily fee courses are open to the public and generate revenue principally from green fees, golf cart rentals and practice facility charges. Facilities at daily fee courses generally include golf courses, practice facilities, clubhouses with pro shops carrying a limited inventory of golf merchandise, limited locker facilities and a snack bar food and beverage operation. The operation of a daily fee course focuses on maximization of the number of rounds played given the limitations of the particular course. Certain daily fee courses draw a high percentage of players from outside the immediate area in which the course is located. Such courses are referred to as resort courses and typically include the more extensive facilities found at private country clubs, including championship courses.

  Private country clubs are typically closed to the public and generate revenue principally through member initiation fees, monthly membership dues, golf cart rentals and guest green fees. Facilities at private country clubs generally include championship-quality golf courses, practice facilities, clubhouses with pro shops carrying an extensive inventory of golf merchandise, locker and card room facilities and multiple food and beverage operations, including grills, evening dining and banquet facilities. Members of private country clubs are either equity owners of the club or have non-equity membership privileges. The operation of a private country club focuses primarily on maximization of the membership base.

  GEI believes that the ownership and operation of golf courses in the United States is highly fragmented, with less than 5% of golf courses owned and operated by multi-course management companies. Most golf courses are owned by individuals, municipalities or other government entities. GEI believes that the industry will experience consolidation as existing owners and operators continue to experience financial and operating difficulties and sell or lease courses to professional management companies such as GEI.

COMPETITION

  GEI is a golf course management company which competes for the purchase of golf courses with NGP and Club Corporation International and for the lease and/or management of golf courses with AGC and Club Corporation International. In addition, GEI also competes for the purchase and lease of golf courses with regional golf course companies that each operate several golf courses and, less frequently, with individuals and small ventures that typically operate one or more golf courses. In the acquisition of golf courses, companies compete primarily on the basis of price and their reputation for operating golf courses.

  In the operation of golf courses, GEI competes on the basis of price, the quality of a golf course and customer service. Golf courses are subject to competition for players and members from other golf courses located in the same geographic areas. The number and quality of golf courses in a particular area can have a material effect on the revenue of a golf course. In addition, revenue is affected by a number of factors, including the demand for golf and the availability of other forms of recreation.

ACQUISITIONS

  Sources. Because of its experienced management, national operations and financial strength, GEI believes it can actively participate in the consolidation of the golf industry. Information about acquisition opportunities is obtained through contacts at every level of GEI, including golf course general managers, regional managers and senior management. Industry association contacts, golf course brokers, and golf industry vendors also provide information about potential acquisitions. Management's knowledge of existing golf courses throughout the United States and personal relationships with numerous golf course owners and operators provide GEI with extensive information regarding acquisition opportunities.

  Acquisition Criteria. GEI targets well-located, underperforming daily fee and resort courses and private country clubs that meet certain general criteria. The principal criteria for evaluating acquisition opportunities include course location and visibility, size and demographics of the surrounding population base, course condition and current operating costs, and the location, quality and price of local competition.

  When evaluating a course location, GEI considers access to the course, visibility, proximity to competition and the seasonal conditions which will affect the play and maintenance of the course. The population base near a golf course should be large enough to support that course and local competition. In addition, GEI obtains a detailed demographic study of the local population, to assist it in determining the likelihood that golf will be a sport of preference for that population. When evaluating the condition of a course, GEI looks for operating inefficiencies which can be corrected, potential capital improvements which will enhance course quality and increase revenue, and other operational problems which can be improved by GEI's professional management. GEI analyzes the local competition by focusing on the condition of a competitor's golf course, its level of service and the total price at which the golf product is provided. GEI then determines whether it will be able to provide a better product at a more competitive price, while achieving desired operating margins at the target location.

  In addition to these general criteria, GEI evaluates other specific factors which vary depending upon whether the golf course is a daily fee, private country club or resort course. At a daily fee course, GEI reviews potential marketing options and considers how the number of rounds played might be increased, what fees can be charged and how increases might be restricted, the length of any proposed lease and the potential relationship with a landlord, particularly where a municipality is involved. At a private country club, GEI analyzes the membership profile, how membership and dues might be increased, whether the members currently have equity ownership, what past liabilities or promises to members exist and the extent of any deferred maintenance costs. If GEI has targeted a resort course, GEI also assesses other risks associated with the particular playing population at that course, such as access to the resort area and dependence upon affiliated resort facilities.

COURSE OPERATIONS

  Management and Employees. GEI has 6 regional managers (as of December 31,
1995) who report to the Senior Vice President of Operations. Each course has a general manager who reports to a regional manager, at least one assistant manager, a superintendent and between 20 and 125 part time and full time staff members. Course staff levels fluctuate significantly on a seasonal basis.

  General managers have overall responsibility for golf course operations, including the practice facilities, pro shops, food and beverage operations and banquet facilities. In addition, general managers work with regional managers to prepare monthly and annual budgets and marketing plans. Superintendents report to the general manager and have responsibility for the quality of turf conditions, maintenance of the course and execution of the comprehensive agronomic plan prepared for each course by GEI's agronomy personnel.

  GEI places great importance on recruiting and training skilled personnel. Newly acquired golf courses are staffed either with a general manager who was trained as an assistant manager at another GEI course, or with the existing course manager who will learn GEI's systems and expectations from an experienced GEI manager. GEI recruits assistant managers directly from college, focusing on business and marketing majors. Assistant managers displaying high levels of motivation and business and managerial talent are promoted to general managers as GEI acquires more courses. Management seeks to hire superintendents with college degrees in agronomy and prior experience in the golf industry. Regional managers, general managers and superintendents are provided bonus incentives to achieve revenue and operating goals.

  Operating Improvements. GEI employs specific operating strategies to increase revenue and improve operating cash flow at each of its golf courses. In addition to the professional general manager and superintendent staffed immediately upon acquisition of a golf course, GEI also implements uniform cash control and accounting and management information systems. GEI makes visible, cost-effective capital improvements to enhance the quality of the golf course, including general golf course manicure, improvement of turf grass quality through implementation of a turf seeding/landscaping plan designed by GEI's agronomy personnel, repairs of cart paths and other structures and refurbishment of clubhouses.

  While initial improvements are being made, GEI focuses on developing marketing plans to increase revenue and developing budgets to control costs. Marketing plans for daily fee courses focus on increasing rounds played and include increasing seniors' play during weekday mornings, increasing league and tournament play, extending special fee offers to fill weekday afternoons and promotions to increase cart rentals. Potential customers are contacted through direct mail advertising and promotions through newspapers, radio and other local publications. Marketing plans for private country clubs focus on achieving full membership potential, increasing cart rentals and use of other services, and setting initiation fees and monthly dues at competitive rates. Potential members are contacted through general advertising and promotion and by membership directors who are hired to recruit new members and promote continuing member participation in club activities.

  Newly acquired courses have historically generated relatively large revenue increases during each of the first two to three years under GEI's management, with lesser increases in following years. As the operations of a golf course mature through the initial stage, GEI must look for creative ways to continue increasing revenue and operating cash flow. These include further refinement of marketing plans and budgets, additional capital improvements and greater focus on other aspects of the operations, such as practice facilities, pro shops, food and beverage operations and banquet facilities. Course quality, playability and customer service are continually reviewed to ensure high quality at an efficient cost. Additional cost-cutting measures are evaluated in light of their impact on course quality.

SEASONALITY

  Seasonal weather conditions limit the playing season at certain of GEI's golf courses. As a result, the second and third quarters of the year tend to account for a greater portion of GEI's operating revenue and operating income than do the first and fourth quarters of the year. This seasonal pattern, as well as the timing of new course purchases or leases, may cause GEI's results of operations to vary significantly from quarter to quarter.

GOVERNMENTAL REGULATION

  Environmental Matters. Operations at GEI's golf courses involve the use and storage of various hazardous materials such as herbicides, pesticides, fertilizers, motor oil and gasoline. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removing such hazardous substances that are released on or in its property and for remediation of its property. Such laws often impose liability regardless of whether a property owner or operator knew of, or was responsible for, the release of hazardous materials. In addition, the presence of such hazardous substances, or the failure to remediate the surrounding soil when such substances are released, may adversely affect the ability of a property owner to sell such real estate or to pledge such property as collateral for a loan. GEI has not been informed by the United States Environmental Protection Agency (the federal agency which regulates environmental matters related to GEI's operations) or any state or local governmental authority of any non-compliance or violation of any environmental laws, ordinances or regulations likely to be material to GEI, and GEI believes that it is in substantial compliance with all such laws, ordinances and regulations applicable to its properties and operations. GEI has not performed invasive procedures such as soil sampling or ground water analysis on all of the golf courses it owns or operates, and there may be potential environmental liabilities or conditions of which GEI is not aware. In addition, there are a number of underground storage tanks located on various of GEI's golf courses. Although these storage tanks are in substantial compliance with current federal or state requirements, GEI is in the process of removing these storage tanks and does not believe, based on its prior experience, that the cost of removing or replacing these tanks or, if necessary, remediating the surrounding soil will be material to its financial condition or results of operations. However, there can be no assurance that the removal or replacement of such tanks and/or the remediation of surrounding soil will not materially and adversely affect GEI.

  General. GEI is subject to the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. A significant number of GEI's golf course personnel receive the federal minimum wage, and increases in the minimum wage would increase GEI's labor costs. In addition, GEI is subject to certain state "dram-shop" laws, which provide a person injured by an intoxicated individual the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. GEI is also subject to the Americans with Disabilities Act of 1990, which, among other things, may require certain minor renovations to various clubhouses at GEI's properties to meet federally mandated access and use requirements. The cost of these renovations is not expected to be material to GEI. GEI believes it is operating in substantial compliance with applicable laws and regulations governing its operations.

EMPLOYEES

  At December 31, 1995, GEI had a total of 2,007 part-time and full-time employees, including 42 located at corporate headquarters, 6 regional managers and 82 course managers and superintendents. The majority of GEI's golf course employees receive the minimum wage. The maintenance and groundskeeping employees at GEI's Mission Hills golf courses are represented by a labor union.

LEGAL PROCEEDINGS

  GEI is involved in legal proceedings arising in the ordinary course of its business. GEI is not involved in any legal proceedings which it believes could have a material adverse effect upon its consolidated financial condition or results of operations.

                       SECURITY OWNERSHIP OF CERTAIN GEI
                       BENEFICIAL OWNERS AND MANAGEMENT

  As of the close of business on June 20, 1996, GEI had outstanding 6,585,482 shares of GEI Common Stock. The following table sets forth certain information as to the number of shares of GEI Common Stock beneficially owned as of June 20, 1996 by (i) each person known by GEI to be the beneficial owner of more than 5% of any of GEI's voting securities, (ii) each director of GEI, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of GEI and (iv) GEI's executive officers and directors as a group. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them and the beneficial ownership is direct.

                                                     BENEFICIAL OWNERSHIP(2)
                                                              AS OF
                                                          JUNE 20, 1996
                                                     --------------------------
                                                        SHARES      PERCENT
NAME OF BENEFICIAL OWNER(1)                          ------------- ------------
Golder, Thoma, Cressey Fund II......................     1,557,710      23.66%
 6100 Sears Tower
 Chicago, IL 60606
Golder, Thoma, Cressey Fund III Limited
 Partnership........................................     1,266,557      19.23%
 6100 Sears Tower
 Chicago, IL 60606
Wellington Management Company(3)....................       641,500       9.74%
 75 State Street
 Boston, MA 02109
Williams Family Trust(4)............................       601,077       8.45%
 c/o Robert H. Williams
 1603 LBJ Freeway, Suite 810
 Dallas, TX 75234
Leeway & Co.(5).....................................       445,931       6.77%
 State Street Bank as Trustee
 1 Enterprise Dr.
 North Quincy, MA 02171
Bryan C. Cressey(6).................................     2,824,267      42.89%
 6100 Sears Tower
 Chicago, IL 60606
Robert H. Williams(7)...............................       601,077       8.45%
 1603 LBJ Freeway, Suite 810
 Dallas, TX 75234
Thomas R. Devlin(8).................................       133,833       2.03%
Stephen D. Lambert(9)...............................       135,252       2.03%
Steven R. Reynolds(10)..............................        70,072       1.05%
John H. Berndsen(11)................................        40,000          *
Joe R. Munsch(12)...................................        40,000          *
James E. Bertelsmeyer(13)...........................        12,000          *
Joseph P. Nolan.....................................           300          *
All directors and executive officers as a group (10
 persons)(14).......................................     3,858,501      52.40%

- --------
*   Less than 1%
 (1) Unless otherwise indicated, the address for each named person is c/o Golf Enterprises, Inc., 1603 LBJ Freeway, Suite 810, Dallas, Texas 75234.
 (2) The information as to beneficial ownership is based on statements furnished to GEI by the beneficial owners.
 (3) These shares are owned by various investment advisory clients of Wellington Management Company, which is deemed a beneficial owner of such shares by virtue of its capacity as investment advisor to such clients.
 (4) Includes 525,285 shares subject to presently exercisable options.
 (5) Leeway & Co. is a nominee partnership for the AT&T Master Pension Trust, which is the beneficial owner of, and has sole voting and investment power with respect to, such shares.
 (6) All such shares are held by Golder, Thoma, Cressey Fund II and Golder, Thoma, Cressey Fund III Limited Partnership, of which Golder, Thoma, Cressey & Rauner, L.P. ("GTCR L.P.") is the general partner. Mr. Cressey is a general partner of GTCR L.P., but disclaims beneficial ownership of such shares of GEI Common Stock.
 (7) All shares are held of record by the Williams Family Trust, of which Mr. Williams is a trustee and may be deemed to share voting and investment power.
 (8) Includes 8,916 shares subject to presently exercisable options. All shares are held of record by Devlin Golf, Inc. Mr. Devlin, a director of GEI, is a director and majority stockholder of Devlin Golf, Inc., and may be deemed to share voting and investment power as to all shares owned by Devlin Golf, Inc.
 (9) Includes 89,872 shares subject to options exercisable within 60 days of June 20, 1996.
(10) Includes 67,727 shares subject to options exercisable within 60 days of June 20, 1996.
(11) Includes 40,000 shares subject to options exercisable within 60 days of June 20, 1996.
(12) Includes 40,000 shares subject to options exercisable within 60 days of June 20, 1996.
(13) Includes 6,000 shares subject to options exercisable within 60 days of June 20, 1996.
(14) Includes 777,800 shares subject to options exercisable within 60 days of June 20, 1996.

                           ELECTION OF NGP DIRECTORS

  The Board of Directors of NGP currently is comprised of seven members divided into three classes serving staggered terms of three years each. Pursuant to NGP's Articles of Incorporation and Bylaws, the term of office of one class of directors expires each year and at each annual meeting the successors of the class whose term is expiring in that year are elected to hold office for a term of three years and until their successors are elected and have qualified. The current terms of three directors expire in this year, two expire in 1997 and two expire in 1998.

  In the absence of instructions to the contrary, the persons named as proxy holders in the accompanying proxy intend to vote in favor of the election of the three nominees designated below, each of whom is currently a director of NGP, to serve until the 1999 annual meeting of stockholders and until their respective successors shall have been elected and qualified. NGP expects that each of the nominees will be available to serve as a director, but if any such nominee should become unavailable for election, the shares of NGP Common Stock represented by the proxy may (unless such proxy contains instructions to the contrary) be voted for such other person or persons as may be determined by the holders of such proxies. In no event will the proxy be voted for more than three nominees.

  Under NGP's Bylaws, nominations of persons for election to NGP's Board of Directors, other than those made by or at the direction of the Board, may be made at the Annual Meeting only if pursuant to a timely notice delivered or mailed to the Secretary of NGP. To be timely, a stockholder's notice must be delivered to or mailed and received at NGP's principal executive offices not more than 75 nor less than 50 days prior to the Annual Meeting or, if less than 65 days' notice or prior public disclosure of the date of the meeting is given to stockholders, on the fifteenth day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure was made, whichever is later. A notice of nomination must set forth certain information as required under NGP's Bylaws.

NOMINEES FOR ELECTION AS DIRECTOR

NAME                     AGE PRESENT POSITION WITH NGP            DIRECTOR SINCE
- ----                     --- -------------------------            --------------
John C. Cushman III.....  55 Director                                  1994
Charles S. Paul.........  46 Director                                  1993
Edward R. Sause.........  41 Executive Vice President, Chief           1993
                              Financial Officer, Secretary and
                              Director

  John C. Cushman, III has served as a director of NGP since July 20, 1994. Mr. Cushman has been President and CEO of Cushman Realty Corporation since 1978. Mr. Cushman also serves as director of the Boy Scouts of America, the Los Angeles Museum of Contemporary Art, and Junior Achievement, Inc.

  Charles S. Paul has served as a director of NGP since August 31, 1993. Mr. Paul is Chairman and Chief Executive Officer of Sega GameWorks L.L.C. Prior to joining Sega GameWorks L.L.C., Mr. Paul was an Executive Vice President and director of MCA, Inc. from 1989 until March of 1996 and served as President of MCA Enterprises, Inc. from 1986 until March of 1996. Mr. Paul is also a director of The 3DO Company and Interplay Productions.

  Edward R. Sause has served as Executive Vice President, Chief Financial Officer and Secretary and as a director of NGP since April 1993. Prior to NGP's initial public offering in 1993, Mr. Sause was a director and the Senior Vice President and Chief Financial Officer of AGC. Mr. Sause is also a Trustee and Treasurer of the Museum of Flying. Prior to joining AGC in September 1990, Mr. Sause was employed at Columbia Pictures Entertainment from June 1986 to September 1990 as Senior Vice President and Controller of Columbia Pictures Television and Columbia International and prior to that time served as Vice President and Controller for the Entertainment Business Sector of The Coca-Cola Company and Columbia Pictures Motion Picture Division.

DIRECTORS CONTINUING IN OFFICE

                                                                DIRECTOR  TERM
NAME                                                        AGE  SINCE   EXPIRES
- ----                                                        --- -------- -------
Richard A. Archer..........................................  68   1993    1997
Bruce Karatz...............................................  50   1993    1998
David G. Price.............................................  63   1993    1997
Richard C. Price...........................................  41   1993    1998

  Richard A. Archer has served as a director of NGP since August 31, 1993. Mr. Archer served as the Chairman of the board of directors of Jardine Insurance Brokers, Inc. from 1986 to 1993, and served as Deputy Chairman until December 31, 1995. Mr. Archer is now an independent consultant. Mr. Archer is also a director of the Hydril Company.

  Bruce Karatz has served as a director of NGP since August 31, 1993. Mr. Karatz has been the President, Chief Executive Officer and a director of Kaufman and Broad Home Corporation ("Kaufman") since 1986 and Chairman of the board of directors of Kaufman since July 1993. Mr. Karatz is also a director of Honeywell, Inc. and a Trustee of the National Park Foundation and RAND Corporation.

  David G. Price has served as Chairman of the Board of Directors of NGP since its formation in April 1993. Mr. Price also serves as the Chairman of the board of directors of AGC and has served in such capacity since he founded AGC in 1973. Mr. Price is also a Trustee and the President of the Museum of Flying in Santa Monica, California.

  Richard C. Price has served as President and as a director of NGP since April 1993. Prior to the initial public offering of NGP's Common Stock in August 1993, Mr. Price served as Executive Vice President in charge of golf course acquisitions for AGC. In such capacity, he oversaw the evaluation and due diligence processes for all acquisitions and managed acquisition personnel in AGC's eastern, central and western regions. Mr. Price was also responsible for the expansion of new business opportunities for AGC and was a member of AGC's executive committee. Mr. Price previously served as manager of golf course construction for AGC. Mr. Price is a son-in-law of David G. Price.

BOARD MEETINGS; COMMITTEES AND COMPENSATION

  The Board of Directors of NGP is currently comprised of seven members divided into three classes serving staggered terms of three years each. NGP's Bylaws provide that the majority of its Board of Directors must consist of directors who are unaffiliated with David G. Price (the "Independent Directors"). Messrs. Archer, Karatz, and Paul were elected as Independent Directors by NGP's Board of Directors on August 31, 1993. Mr. Cushman was elected as an Independent Director on July 20, 1994.

  In accordance with NGP's Bylaws, transactions involving NGP and affiliates of David G. Price require the approval of a committee of the Board of Directors consisting solely of Independent Directors (the "Independent Committee"). Such transactions with affiliates of David G. Price include, without limitation, (i) the acquisition of certain golf courses currently under option, (ii) lease negotiation with respect to owned golf courses and the enforcement and renegotiation of such leases, (iii) the selection of operators for acquired golf courses, and (iv) consideration of NGP's right of first refusal to acquire limited partnership units ("OP Units") in National Golf Operating Partnership, L.P. (the "Operating Partnership"), through which NGP owns substantially all of the golf courses and conducts its operations, upon transfer of OP Units as provided in the Operating Partnership's Agreement of Limited Partnership. Certain other significant actions of NGP's Board of Directors will require the approval of a minimum of five directors and certain matters relating to the Operating Partnership require the approval of holders of a majority of the OP Units. David G. Price and his affiliates own more than 90% of the OP Units.

  NGP's Board of Directors held three meetings during the year ended December 31, 1995. During that period, no director attended fewer than 75% of the total number of meetings of the Board and of committees of the Board on which he served.

  NGP currently pays each of its Independent Directors a fee of $12,000 per year for services as a director plus $1,000 for attendance at each meeting of NGP's Board of Directors. In addition, NGP reimburses the directors for travel expenses incurred in connection with their duties as directors of NGP. In 1995, NGP's stockholders approved the adoption of the 1995 Independent Director Equity Participation Plan pursuant to which each Independent Director is entitled to receive 2,000 shares of restricted stock and an option to purchase 2,000 shares of NGP Common Stock on the date an Independent Director is initially elected to NGP's Board of Directors (or, with respect to Independent Directors currently serving on NGP's Board of Directors, on the date of the Annual Meeting) and thereafter to receive an additional 500 shares of restricted stock and an option to purchase 2,000 shares of NGP Common Stock on November 15 of each year.

  The Board of Directors has (i) an Independent Committee, (ii) an Executive Committee, (iii) an Audit Committee and (iv) a Compensation Committee, each established on August 10, 1993 under NGP's Bylaws.

  Independent Committee. As provided in NGP's Bylaws, the Independent Committee includes only Independent Directors. The Independent Committee was established to oversee the selection of operators for golf courses acquired in the future and to approve transactions between NGP and affiliates of David G. Price that it considers from time to time. Messrs. Archer, Cushman, Karatz and Paul are the current Independent Committee members.

  Executive Committee. The Executive Committee has such authority as may be granted by NGP's Board of Directors, including the power to acquire and dispose of real property and the power to authorize, on behalf of the full Board of Directors, the execution of certain contracts and agreements. The Executive Committee consists of the Chairman of the Board of Directors, the Chairman of the Independent Committee and an executive officer of NGP. Messrs. David G. Price, Archer, and Richard C. Price are the current members of the Executive Committee.

  Audit Committee. The Audit Committee was established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of NGP's internal accounting controls. Messrs. Cushman, Karatz and Paul are the current members of the Audit Committee. The Audit Committee held one meeting during 1995.

  Compensation Committee. The Compensation Committee is responsible for the administration of NGP's employee benefit plans. The Compensation Committee is authorized to determine the persons eligible to participate in any of the plans, the extent of such participation and the terms and conditions under which benefits may be vested, received or exercised. The Compensation Committee also reviews and approves the compensation of NGP's executive officers and determines the general compensation policy for NGP. Messrs. David
G. Price, Cushman and Paul are the current members of the Compensation Committee. The Compensation Committee held no meetings during 1995, but took action with respect to certain matters by unanimous written consent.

EXECUTIVE OFFICERS

  The following table sets forth the names, ages and positions of each of NGP's executive officers.

NAME                               AGE                  POSITION
- ----                               ---                  --------
Richard C. Price..................  41 President and Director
Edward R. Sause...................  41 Executive Vice President, Chief Financial
                                        Officer, Secretary and Director
Scott S. Thompson.................  39 General Counsel and Chief Leasing Officer

  In addition to Messrs. Richard C. Price and Edward R. Sause, whose biographies appear above, the following person is an executive officer of NGP:

  Scott S. Thompson has served as NGP's General Counsel and Chief Leasing Officer since July 1993. Prior to joining NGP in July 1993, Mr. Thompson was a partner with the Los Angeles law firm of Gilchrist & Rutter where he specialized in real estate transactions and commercial, industrial and retail leasing. Mr. Thompson joined Gilchrist & Rutter in June 1987.

EXECUTIVE COMPENSATION

 Summary Compensation Table

  The following table sets forth information concerning the compensation awarded to, earned by or paid during the fiscal years ended December 31, 1995, 1994 and 1993 to NGP's Chief Executive Officer and the two other executive officers of NGP (the "Named Executive Officers"):

                                                                      LONG TERM
                           ANNUAL COMPENSATION                      COMPENSATION
                         -------------------------- ---------------------------------------------
                                                            RESTRICTED
        NAME AND                                    OPTIONS   STOCK       LTIP       ALL OTHER
   PRINCIPAL POSITION    YEAR(1)    SALARY   BONUS    (#)   AWARDS(3)  PAYOUTS(4) COMPENSATION(5)
   ------------------    -------   -------- ------- ------- ---------- ---------- ---------------
Richard C. Price........  1995     $210,535 $84,214    --      --       $170,920      $2,250
 President                1994     $205,000 $82,000    --      --       $171,920      $2,250
                          1993(2)  $200,000 $80,000 60,000     --            --          --
Edward R. Sause.........  1995     $210,535 $84,214    --      --       $170,920      $2,250
 Executive Vice
  President, Chief        1994     $205,000 $82,000    --      --       $171,920      $2,250
 Financial Officer and
  Secretary               1993(2)  $200,000 $80,000 60,000     --            --       $  425
Scott S. Thompson.......  1995     $131,584 $25,000    --      --       $ 85,460      $2,250
 General Counsel and
  Chief Leasing           1994     $128,125 $25,000    --      --       $ 85,960      $1,041
 Officer                  1993(2)  $125,000 $25,000 30,000     --            --          --

- --------
(1) NGP was formed in April 1993.
(2) Salary and bonus for 1993 are presented on an annualized basis.
(3) The aggregate number and value of shares of restricted stock, all of which shares are designated as long term incentive awards, held by each Named Executive Officer as of December 31, 1995, were as follows: Mr. Richard C. Price, 24,000 shares valued at $548,760; Mr. Sause, 24,000 shares valued at $548,760; and Mr. Thompson, 12,000 shares valued at $274,380. Such shares represent the unvested portion of the 40,000, 40,000, and 20,000 shares of restricted stock awarded to Messrs. Price, Sause and Thompson, respectively, in 1993. All such shares vest on a pro-rata basis over a five year period and are subject to continued employment and certain additional conditions such as financial performance of NGP. During the period in which any restrictions apply, holders of restricted stock are entitled to receive all dividends or other distributions paid with respect to such stock.
(4) Represents the market value of the shares of restricted stock that vested in 1995 and 1994 as of the vesting date.
(5) Represents contributions to NGP's 401(k) Retirement Plan.

 Aggregated Option Exercises and Fiscal Year-End Option Value Table

  The following table provides information related to the exercise of stock options during the year ended December 31, 1995 by each of the Named Executive Officers and the 1995 fiscal year-end value of unexercised options.

                                                   NUMBER OF       VALUE OF
                                                  UNEXERCISED     UNEXERCISED
                                                    OPTIONS      IN-THE-MONEY
                              SHARES               AT FY-END    OPTIONS AT FY-
                             ACQUIRED    VALUE   EXERCISABLE/  END EXERCISABLE/
NAME                        ON EXERCISE REALIZED UNEXERCISABLE UNEXERCISABLE (1)
- ----                        ----------- -------- ------------- -----------------
Richard C. Price...........      --       N/A    30,000/30,000  $75,000/75,000
Edward R. Sause............      --       N/A    30,000/30,000  $75,000/75,000
Scott S. Thompson..........      --       N/A    15,000/15,000  $37,500/37,500

- --------
(1) Market value of underlying NGP Common Stock on the date of the fiscal year-end minus the exercise price. The share price as of December 29, 1995 was $22.875.

 Employment Agreements

  On August 18, 1993, NGP entered into employment agreements with Richard C. Price and Edward R. Sause. Each agreement is for a term of two years and will automatically be extended for an additional year on the expiration of the initial term and each anniversary thereafter unless earlier terminated pursuant to the terms of the agreements. Each agreement provides for a base salary for the twelve calendar months beginning August 18, 1993 at the annual rate of $200,000 to be adjusted annually at the discretion of NGP's Board of Directors, but at a minimum to reflect increases in the Consumer Price Index. The agreements provide for bonus compensation on the terms set forth below.

  Each agreement includes provisions restricting the officers from competing, directly or indirectly, with NGP or the Operating Partnership during employment and, except in certain circumstances, for one year after termination of employment. Each of the employment agreements provide for certain severance payments in the event of disability or termination by NGP without cause or by the employee with good reason.

  NGP will generally have cause to terminate Mr. Price's and Mr. Sause's employment if they (1) engage in acts or omissions with respect to NGP which constitute intentional misconduct or a knowing violation of law; (2) personally receive a benefit in money, property or services from NGP or from another person dealing with NGP in violation of law; (3) breach their non-competition covenant with NGP; (4) breach their duty of loyalty to NGP; (5) engage in gross negligence in the performance of their duties; or (6) frequently and repeatedly fail to perform services that have been reasonably requested of them by NGP's Board of Directors and which are consistent with the terms of the employment agreements.

  Mr. Price and Mr. Sause will generally have good reason to terminate their employment with NGP in the event of any reduction in their compensation without their consent, any material breach or default by NGP under the employment agreements or any substantial diminution in their respective duties.

  The Compensation Committee established incentive compensation arrangements for its executive officers and certain key employees beginning in 1993. These arrangements provide that each executive officer and covered key employee will earn a cash bonus if certain targets specified for each participant are met. The amount of cash bonus to NGP employees is based on a formula determined for each employee by the Compensation Committee but will not exceed 50% of base salary. Pursuant to his employment agreement, Mr. Sause's bonus with respect to each fiscal year of his employment will, if NGP satisfies the performance targets specified by the Compensation Committee, be equal to 40% of his base salary for such fiscal year.

SECTION 16(A) REPORTING

  Based solely upon a review of Securities and Exchange Commission Forms 3, 4 and 5 furnished to NGP and certain written representations, NGP believes that all reports required by Section 16(a) of the Exchange Act with respect to NGP's fiscal year ended December 31, 1995 have been timely filed by its officers and directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee is comprised of Messrs. David G. Price (Chairman), Cushman and Paul, none of whom is or has been an officer or employee of NGP. For a description of the background of each of these individuals, see "Election of Directors--Nominees for Election as Director" and "--Directors Continuing in Office." David G. Price is the Chairman and principal shareholder of AGC, and also held a controlling interest in NGP's predecessors.

  NGP has been party to certain transactions with AGC and David G. Price. On February 28, 1996, the NGP Board of Directors approved NGP's exercise of certain options to acquire two golf course properties currently owned by the Price Trust and two golf course properties owned by a partnership that is beneficially owned 90% by David G. Price and 10% by Richard C. Price (such four golf course properties collectively, the "Option Golf Courses"). The Option Golf Courses currently collateralize certain Participating Mortgage Loans made by NGP to the current owners of the Option Golf Courses in an aggregate principal amount of approximately $25.2 million, which Participating Mortgage Loans also are guaranteed by AGC. The options on the Option Golf Courses provide that, upon exercise of such options, (i) the Participating Mortgage Loans will be refinanced with a loan from a third-party lender that is guaranteed by David G. Price and Richard C. Price and (ii) the Option Golf Courses would be leased to AGC on terms specified in such options. The NGP Board of Directors' recent action approved the exercise of such options on terms that are different from the terms of the options originally granted to NGP. The changes to the terms include, among others, (i) reducing the option prices for the Option Golf Courses by approximately $11.3 million in the aggregate for all four golf courses, to approximately $29.7 million (including the approximately $25.2 million refinancing, the value of approximately 61,000 OP Units, and a $3 million reimbursement payment to AGC described under (iii) below), (ii) reducing the base rent payable by AGC and modifying the percentage rents payable by AGC so as to comport generally with leases currently entered into with AGC, and (iii) providing that a portion of the purchase price for such Option Golf Courses include approximately $3 million in cash that will be paid to AGC as reimbursement for its cost of constructing a clubhouse on one of the Option Golf Courses. Such cash payment is in addition to NGP's assumption of the approximately $25.2 million in debt and the approximately 61,000 OP Units that will be issued to David G. Price and Richard C. Price. NGP also has agreed to reduce the base rent payable by AGC on NGP's Carolina Shores golf course, which was originally acquired by NGP at the time of its initial public offering, by $250,000 per year, beginning on January 1, 1996, for the remaining term of approximately 17 years. All of the changes to the options for these courses have been approved by the Independent Committee of the NGP Board of Directors. NGP's management currently expects to exercise the options on the Option Golf Courses in the second quarter of 1996.

  On February 28, 1996, the Independent Committee of the NGP Board of Directors approved a proposal to allow NGP personnel responsible for negotiating golf course acquisitions on behalf of NGP to also negotiate golf course leases and management contracts on behalf and for the benefit of AGC. NGP's management recommended giving NGP personnel authority to negotiate leases and management contracts for AGC in order to give such NGP personnel the ability to exercise greater control over discussions with owners of golf courses that NGP ultimately desires to acquire. NGP's management expects that this change will increase NGP's opportunity to acquire or obtain the rights to acquire new golf course properties and, in addition, reduce costs at NGP and AGC by eliminating duplication of efforts.

  During 1994, the Operating Partnership entered into 16 leases with AGC with respect to 20 golf courses acquired in such year, and during 1995, the Operating Partnership entered into eight leases with AGC with respect to 10 golf courses acquired in such year. The aggregate initial annual base rent payable under such leases is approximately $8.8 million for the leases entered into in 1994 and $7.3 million for the leases entered into in 1995. Pursuant to NGP's Bylaws, the terms of all such leases were approved by the Independent Committee. NGP's General Counsel and Chief Leasing Officer, who has no prior affiliation with David G. Price or his affiliates (including AGC), assists the Independent Committee with respect to certain potential conflicts of interest between NGP and affiliates of David G. Price, including the negotiation, enforcement and renegotiation of all leases. See "Election of Directors--Board Meetings; Committees and Compensation."

  In 1993, concurrently with the completion of the Offering, NGP engaged in a series of transactions with David G. Price and his affiliates designed to consolidate ownership of certain golf properties in NGP and to enable NGP to qualify as a real estate investment trust. Such transactions included the acquisition by NGP of the 47 golf courses in its original portfolio, the grant to NGP of options exercisable at various times during 1995 to acquire four golf courses in exchange for OP Units on fixed terms, the use by the Operating Partnership of approximately $25.2 million of the net proceeds of the Offering to make the participating mortgage loans secured by the four golf courses under option, and the lease of the original 47 golf courses to AGC.

  On March 16, 1994, the Resolution Trust Corporation (the "RTC") notified NGP, AGC, and David G. Price that the RTC was proposing to exclude them from future contracting with the RTC contracting program for a period of three years. The RTC's basis for the proposed exclusion pertained to the Resort Properties Advisory Services Agreement between AGC and the RTC relating to certain golf course properties and purported violations by AGC of certain RTC regulations in connection with the RTC sale in July 1993 of such golf course properties. NGP, AGC and David G. Price entered into a Settlement and Release Agreement with the RTC on April 10, 1995 wherein all claims relating to the Resort Properties Advisory Services Agreement and the RTC sale of such golf course properties were released. As part of the Settlement and Release Agreement, the RTC terminated its notice of proposed exclusion, and AGC agreed that it, and any entity which AGC or David G. Price controls, would not pursue further contracts to provide goods or services to the RTC during the remaining statutory life of the RTC or for three years from the March 16, 1994 notice of proposed exclusion, whichever occurs first. The RTC's statutory life was terminated as of December 31, 1995, and thus, the term of AGC's agreement not to contract to provide goods or services to the RTC has expired.

  The following report and the Stock Performance Graph shall be deemed (i) not to be included in the portions of this Joint Proxy Statement--Prospectus constituting a Prospectus pertaining to the shares of NGP Common Stock to be issued in connection with the Asset Purchase and (ii) not to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filings under the Securities Act or the Exchange Act, except to the extent that NGP specifically incorporates this information by reference and shall not otherwise be deemed filed under such Acts.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

  Compensation and benefit practices of NGP are established and governed by the Compensation Committee, which is made up of David G. Price and two Independent Directors. The Compensation Committee is chartered to establish the general compensation policy of NGP, to review and approve compensation of the executive officers of NGP and to administer all of NGP's employee benefit plans. The Compensation Committee reviews NGP's overall compensation program to assure that it (i) is reasonable and consistent with competitive practices,
(ii) adequately recognizes performance, and (iii) meets NGP's overall compensation and business objectives.

  Compensation Philosophy. The primary focus of NGP's compensation program is to create value for stockholders. The Committee attempts to promote desired financial and operational results by attracting, motivating and assisting in the retention of key employees with outstanding ability. In addition, the compensation program is designed to promote teamwork, initiative and resourcefulness on the part of key employees whose performance and responsibilities directly affect NGP profits. In this regard, the compensation program is designed to balance short and long-term incentive compensation to achieve desired results and above all to pay for performance. The Compensation Committee intends to establish policies regarding qualification of compensation under Section 162(m) of the Code to the extent it considers such policies appropriate.

  Compensation Mix. NGP's executive compensation is based on three components designed in each case to accomplish NGP's compensation philosophy.

  Base Salary. Salaries for executives are reviewed by the Compensation Committee on an annual basis and may be increased based upon an assessment of the individual's contributions to the asset and financial growth of NGP as well as competitive pay levels. The Compensation Committee generally targets base salary levels within the range of the 50th to 75th percentile of salaries paid by other publicly-traded REITS, with a desire to reward excellent results with incentive compensation consistent with NGP's pay-for-performance philosophy.

  Base salary levels for NGP's executive officers for 1995 fell in the middle part of the targeted range. The Compensation Committee has reviewed the base salary for each of the officers for 1995 and believes that such compensation is reasonable in view of NGP's performance and the contribution of those officers to that performance. The increases in base salary experienced by such officers in 1995 represented cost-of-living increases provided for in their employment agreements.

  Annual Cash Incentive Awards. Annual cash bonus incentive awards generally are designed to protect stockholder interests by establishing a cash available for distribution or reinvestment performance target (the "Performance Target") which must be satisfied before any awards are paid to executive officers. The Performance Target is based on increases in FFO and, in the case of NGP's President (the "President"), the acquisitions made by NGP. To establish the Performance Target, the Compensation Committee sets goals for such criteria at the beginning of each year at a level considered to provide stockholders with an acceptable rate of return. For the 1996 Performance Target, these goals were adjusted upward to reflect expected performance of NGP's golf course portfolio. In addition to satisfying the Performance Target, bonus awards also are based on personal performance measured by the extent of which personal goals are achieved.

  A target award is established for each officer based on the level of his or her position and on competitive practices. The Compensation Committee approves each officer's target award. The target award is expressed as a percentage of salary and as a corresponding dollar amount. No award can exceed 50% of an officer's base salary. The Performance Target approved by the Compensation Committee was achieved in 1995. See "Executive Compensation--Summary Compensation Table."

  Stock Options and Restricted Stock. The Compensation Committee may grant stock options and restricted stock to executives and other key employees of NGP pursuant to the 1993 Plan. In determining the grants of stock options and restricted stock the Compensation Committee takes into account, among other things, the respective scope of responsibility and the anticipated performance requirements and contributions to NGP of each proposed award recipient. Stock options and restricted stock are designed to align the interest of executives with those of the stockholders. The Compensation Committee believes that significant equity interests in NGP held by NGP's management serve to retain and motivate management.

  President. Mr. Richard C. Price, the President, is employed pursuant to a two-year employment agreement which became effective August 18, 1993. The terms of the employment agreement were determined when the terms of NGP's initial public offering were negotiated in August 1993, and not by the Compensation Committee. Pursuant to the employment agreement, the President receives base compensation of $200,000 per year with an annual CPI increase and is entitled to participate in NGP's bonus programs. Payment of the President's target award, which is set at 40% of base salary, depends on NGP's achievement of certain goals based on increases in FFO, total number of golf course acquisitions and aggregate total amount of investment in such acquisitions. These goals are established by the Compensation Committee based in part on NGP's annual business plan, which the President assists in formulating. The target awards for NGP's other executive officers are based solely upon NGP's achievement of increases in FFO. The Compensation Committee, of which the President is not a member, has sole discretion to determine whether the President's target award is paid. The President's 1995 base salary was paid in accordance with this employment agreement, and the target award was also paid after the FFO goal was exceeded, and the other performance goals were achieved for the year.

                                          David G. Price (Chairman)
                                          John C. Cushman, III
                                          Charles S. Paul

STOCK PERFORMANCE GRAPH

  The graph below compares cumulative total return of NGP, the S&P 500 Index and the NAREIT Equity REIT Total Return Index from August 12, 1993, the first day of trading of the Common Stock on the New York Stock Exchange, to December 31, 1995. The S&P 500 Index and the NAREIT Equity REIT Total Return Index for the month of August, 1993 have been prorated to arrive at the beginning index used in this graph. The comparison assumes $100 was invested on August 12, 1993 in NGP's Common Stock and each of the foregoing indices and assumes reinvestment of dividends before consideration of income taxes.



                         COMPARISON TOTAL RETURN AMONG
               NATIONAL GOLF PROPERTIES, INC., THE S&P INDEX AND
                  THE NAREIT EQUITY REIT TOTAL RETURN INDEX

                        PERFORMANCE GRAPH APPEARS HERE

                             NATIONAL
Measurement Period           GOLF              S&P          NAREITY
(Fiscal Year Covered)        PROPERTIES        500 INDEX    EQUITY
- ---------------------        ---------------   ---------    ----------
Measurement Pt-08/12/1993    $100.00           $100.00      $100.00
FYE 09/30/1993               $103.07           $102.99      $107.47
FYE 12/31/1993               $110.07           $105.39      $ 99.53
FYE 03/31/1994               $ 98.79           $101.39      $102.92
FYE 06/30/1994               $108.82           $101.82      $104.82
FYE 09/30/1994               $105.35           $106.79      $102.67
FYE 12/31/1994               $117.42           $106.78      $102.69
FYE 03/31/1995               $106.93           $117.17      $102.52
FYE 06/30/1995               $115.98           $128.36      $108.55
FYE 09/30/1995               $123.13           $138.56      $113.66
FYE 12/31/1995               $131.22           $146.91      $118.91

  The stock performance depicted in the above graph is not necessarily indicative of future performance. The Stock Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act, except to the extent that NGP specifically requests that such information be treated as soliciting material or specifically incorporates them by reference into a filing under the Securities Act or Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On February 28, 1996, the NGP Board of Directors approved NGP's exercise of certain options to acquire two golf course properties currently owned by the Price Trust and two golf course properties owned by a partnership that is beneficially owned 90% by David G. Price and 10% by Richard C. Price (such four golf course properties collectively, the "Option Golf Courses"). The Option Golf Courses currently collateralize certain Participating Mortgage Loans made by NGP to the current owners of the Option Golf Courses in an aggregate principal amount of approximately $25.2 million, which Participating Mortgage Loans also are guaranteed by AGC. The options on the Option Golf Courses provide that, upon exercise of such options, (i) the Participating Mortgage Loans will be refinanced with a loan from a third-party lender that is guaranteed by David G. Price and Richard C. Price and (ii) the Option Golf Courses would be leased to AGC on terms specified in such options. The NGP Board of Directors' recent action approved the exercise of such options on terms that are different from the terms of the options originally granted to NGP. The changes to the terms include, among others, (i) reducing the option prices for the Option Golf Courses by approximately $11.3 million in the aggregate for all four golf courses, to approximately $29.7 million (including the approximately $25.2 million refinancing, the value of approximately 61,000 OP Units, and a $3 million reimbursement payment to AGC described under (iii) below), (ii) reducing the base rent payable by AGC and modifying the percentage rents payable by AGC so as to comport generally with leases currently entered into with AGC, and (iii) providing that a portion of the purchase price for such Option Golf Courses include approximately $3 million in cash that will be paid to AGC as reimbursement for its cost of constructing a clubhouse on one of the Option Golf Courses. Such cash payment is in addition to NGP's assumption of the approximately $25.2 million in debt and the approximately 61,000 OP Units that will be issued to David G. Price and Richard C. Price. NGP also has agreed to reduce the base rent payable by AGC on NGP's Carolina Shores golf course, which was originally acquired by NGP at the time of its initial public offering, by $250,000 per year, beginning on January 1, 1996, for the remaining term of approximately 17 years. All of the changes to the options for these courses have been approved by the Independent Committee of the NGP Board of Directors. NGP's management currently expects to exercise the options on the Option Golf Courses in the second quarter of 1996.

  On February 28, 1996, the Independent Committee of the NGP Board of Directors approved a proposal to allow NGP personnel responsible for negotiating golf course acquisitions on behalf of NGP to also negotiate golf course leases and management contracts on behalf and for the benefit of AGC. NGP's management recommended giving NGP personnel authority to negotiate leases and management contracts for AGC in order to give such NGP personnel the ability to exercise greater control over discussions with owners of golf courses that NGP ultimately desires to acquire. NGP's management expects that this change will increase NGP's opportunity to acquire or obtain the rights to acquire new golf course properties and, in addition, reduce costs at NGP and AGC by eliminating duplication of efforts.

  NGP's management negotiated the terms of NGP's acquisition of the Purchased Assets with GEI's management, including Robert A. Williams, GEI's President and Chief Executive Officer. Mr. Williams, who was a former employee of AGC, also owns 75,003 OP Units as a limited partner in the Operating Partnership, which ownership interest represents less than 1% of the OP Units outstanding as of February 20, 1996.

  During 1994, the Operating Partnership entered into 16 leases with AGC with respect to 20 golf courses acquired in such year, and during 1995, the Operating Partnership entered into eight leases with AGC with respect to 10 golf courses acquired in such year. The aggregate initial annual base rent payable under such leases is approximately $8.8 million for the leases entered into in 1994 and $7.3 million for the leases entered into in 1995. Pursuant to NGP's Bylaws, the terms of all such leases were approved by the Independent Committee. NGP's General Counsel and Chief Leasing Officer, who has no prior affiliation with David G. Price or his affiliates (including AGC), assists the Independent Committee with respect to certain potential conflicts of interest between NGP and affiliates of David G. Price, including the negotiation, enforcement and renegotiation of all leases. See "Election of Directors--Board Meetings; Committees and Compensation."

  In 1993, concurrently with the completion of the Offering, NGP engaged in a series of transactions with David G. Price and his affiliates designed to consolidate ownership of certain golf properties in NGP and to enable NGP to qualify as a real estate investment trust. Such transactions included the acquisition by NGP of the 47 golf courses in its original portfolio, the grant to NGP of options exercisable at various times during 1995 to acquire four golf courses in exchange for OP Units on fixed terms, the use by the Operating Partnership of approximately $25.2 million of the net proceeds of the Offering to make the participating mortgage loans secured by the four golf courses under option, and the lease of the original 47 golf courses to AGC.

  On March 16, 1994, the RTC notified NGP, AGC, and David G. Price that the RTC was proposing to exclude them from future contracting with the RTC contracting program for a period of three years. The RTC's basis for the proposed exclusion pertained to the Resort Properties Advisory Services Agreement between AGC and the RTC relating to certain golf course properties and purported violations by AGC of certain RTC regulations in connection with the RTC sale in July 1993 of such golf course properties. NGP, AGC and David
G. Price entered into a Settlement and Release Agreement with the RTC on April 10, 1995 wherein all claims relating to the Resort Properties Advisory Services Agreement and the RTC sale of such golf course properties were released. As part of the Settlement and Release Agreement, the RTC terminated its notice of proposed exclusion, and AGC agreed that it, and any entity which AGC or David G. Price controls, would not pursue further contracts to provide goods or services to the RTC during the remaining statutory life of the RTC or for three years from the March 16, 1994 notice of proposed exclusion, whichever occurs first. The RTC's statutory life was terminated as of December 31, 1995, and thus, the term of AGC's agreement not to contract to provide goods or services to the RTC has expired.

                       SECURITY OWNERSHIP OF CERTAIN NGP
                       BENEFICIAL OWNERS AND MANAGEMENT

  As of the close of business on June 20, 1996, NGP had outstanding 10,651,975 shares of NGP Common Stock. The following table sets forth information as to the number of shares of NGP Common Stock beneficially owned as of June 20, 1996 by (i) each person known by NGP to be the beneficial owner of more than 5% of any class of NGP's voting securities, (ii) each director of NGP, (iii) the Chief Executive Officer and other named executive officers, and (iv) NGP's directors and executive officers as a group. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them and the beneficial ownership is direct.

                           BENEFICIAL OWNERSHIP(2)        BENEFICIAL OWNERSHIP
                                    AS OF                  UPON CONSUMMATION
                                JUNE 20, 1996             OF ASSET PURCHASE(3)
                           ------------------------------ --------------------
NAME OF BENEFICIAL            SHARES          PERCENT           PERCENT
OWNER(1)                   --------------    ------------ --------------------
FMR Corp. ................      1,380,500(4)       13.0%          11.2%
 82 Devonshire Street
 Boston, MA 02109
McGlinn Capital
 Management, Inc. ........        603,900(4)        5.7%           4.9%
 850 N. Wyomissing Blvd.
 Wyomissing, PA 19610
Delaware Management
 Holdings, Inc............        549,400(4)        5.2%           4.5%
 1818 Market Street
 Philadelphia, PA 19103
Schwerin Boyle Capital
 Management, Inc. ........        544,300(4)        5.1%           4.4%
 1391 Main Street
 Springfield, MA 01103
David G. Price............      3,346,176(5)       25.2%          22.3%
Richard A. Archer.........            500             *              *
John C. Cushman, III......         10,000             *              *
Bruce Karatz..............            600             *              *
Charles S. Paul...........          3,000             *              *
Richard C. Price..........        145,000(6)        1.4%           1.2%
Edward R. Sause...........        125,550(7)        1.2%           1.0%
Scott S. Thompson.........         32,000(8)          *              *
All directors and
 executive officers as a
 group (8 persons)........      3,662,826          27.1%          24.1%

- --------
*  Less than 1%
(1) Unless otherwise indicated, the address for each named person is c/o National Golf Properties, Inc., 1448 15th Street, Suite 200, Santa Monica, California 90404.
(2) For purposes of this Joint Proxy Statement--Prospectus, beneficial ownership of securities is defined in accordance with the rules of the Securities and Exchange Commission and means generally the power to vote or exercise investment discretion with respect to securities, regardless of any economic interests therein. Except as otherwise indicated, NGP believes that the beneficial owners of shares of NGP Common Stock listed below have sole investment and voting power with respect to such shares, subject to community property laws where applicable.
(3) Assumes the issuance of 1,681,924 shares of NGP Common Stock issued in connection with NGP's payment of a combination of cash and stock as consideration for the Purchased Assets (based upon the June 20, 1996 closing price ($24.25) on the New York Stock Exchange).

(4) Reflects beneficial ownership as of December 31, 1995, as reported on
    Schedule 13G.
(5) Includes 673,475 shares of NGP Common Stock owned of record by the Price Trust of which David G. Price is the sole trustee, and David G. Price, his wife Dallas P. Price and their children are the beneficiaries, and 2,672,702 shares of NGP Common Stock issuable upon exchange of 2,672,702 OP Units owned by Mr. Price. Does not include 5,345,413 shares of NGP Common Stock issuable upon exchange of an additional 5,345,413 OP Units beneficially owned by Mr. Price which presently are not entitled to be exchanged pursuant to the terms of the OP Partnership Agreement. Exchange of any of the OP Units beneficially owned by Mr. Price is subject to the Ownership Limit contained in NGP's Articles of Incorporation, which prohibits the actual or constructive ownership of more than 9.8% of the outstanding shares of NGP Common Stock by any person. Without regard to the Ownership Limit and the limitation on the exchange of OP Units contained in the OP Partnership Agreement, all 8,018,115 OP units beneficially owned by Mr. Price would be presently exchangeable into 8,018,115 shares of NGP Common Stock and the total amount and percentage of shares of NGP Common Stock beneficially owned by Mr. Price as of June 20, 1996 would have been 8,691,590 and 46.6%, respectively.
(6) Includes 24,000 shares of NGP Common Stock that Richard C. Price is entitled to vote but that are subject to forfeiture upon termination of his employment and various other restrictions, 75,000 shares of NGP Common Stock that are presently issuable upon exchange of 75,000 OP Units owned by Mr. Price, and 30,000 shares of NGP Common Stock issuable upon exercise of options that are presently exercisable. Does not include 30,000 shares of NGP Common Stock subject to options that are not exercisable within 60 days and shares of NGP Common Stock issuable upon exchange of 8,701 OP Units that are not presently exchangeable. Richard C. Price currently is the beneficial owner of 83,701 OP Units which, upon consummation of the Asset Purchase, will constitute less than 1% of all OP Units then outstanding.
(7) Includes 24,000 shares of NGP Common Stock that Mr. Sause is entitled to vote but that are subject to forfeiture upon termination of his employment and various other restrictions, 55,550 shares of NGP Common Stock that are presently issuable upon exchange of all of the 55,550 OP Units owned by Mr. Sause, and 30,000 shares of NGP Common Stock issuable upon exercise of options that are presently exercisable. Does not include 30,000 shares of NGP Common Stock subject to options that are not exercisable within 60 days.
(8) Includes 17,000 shares of NGP Common Stock that Mr. Thompson is entitled to vote but that are subject to forfeiture upon termination of employment and various other restrictions and 15,000 shares of NGP Common Stock subject to options that are presently exercisable. Does not include 15,000 shares of NGP Common Stock subject to options that are not exercisable within 60 days.

                       DESCRIPTION OF NGP CAPITAL STOCK

  The following summary description of the capital stock of NGP is qualified in its entirety by the complete text of NGP's Articles of Incorporation and Bylaws which are incorporated herein by reference.

GENERAL

  Under NGP's Articles of Incorporation, the total number of shares of all classes of stock that NGP has authority to issue is 45,000,000, consisting of 40,000,000 shares of NGP Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). No shares of Preferred Stock are outstanding or will be outstanding immediately after consummation of the Asset Purchase.

  The holders of NGP Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of Directors, and, except as otherwise required by law or provided in any resolution adopted by the NGP Board of Directors with respect to any series of Preferred Stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series, the holders of such shares of NGP Common Stock exclusively possess all voting power. NGP's Articles of Incorporation do not provide for cumulative voting in the election of Directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of NGP Common Stock are entitled to such distributions as may be declared from time to time by the NGP Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of NGP available for distribution to such holders. All shares of NGP Common Stock issued in connection with the Asset Purchase will be fully paid and nonassessable and the holders thereof will not have preemptive rights.

  NGP's Articles of Incorporation provide for a staggered Board of Directors consisting of seven Directors (which number is subject to adjustment) comprised of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for selection of Directors following the election of such class.

  NGP's Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. NGP has no present intention to issue shares of Preferred Stock.

CORPORATE GOVERNANCE

  Transactions involving NGP and affiliates of David G. Price, such as the Asset Purchase, the negotiation, enforcement and renegotiation of leases, the selection of operators for acquired golf courses and consideration of NGP's right of first refusal to purchase OP Units from the limited partners of the Operating Partnership (the "OP Limited Partners") as provided in the Partnership Agreement for the Operating Partnership (the "OP Partnership Agreement"), will require the approval of the Independent Committee of the NGP Board of Directors. Certain other significant actions of the NGP Board of Directors will require the approval of a minimum of five Directors, including a transaction involving a Change of Control of NGP or the Operating Partnership, amendments to NGP's Articles of Incorporation or Bylaws (except for such amendments as may be necessary to maintain NGP's status as a REIT), any waiver or modification of the Ownership Limit, issuance of securities or rights with certain special voting or other rights, and acquisitions, dispositions or financings of assets by NGP or the Operating Partnership in excess of 25% of the total market capitalization of NGP (including issued and outstanding shares of NGP Common Stock and OP Units exchangeable for shares of NGP Common Stock without regard to the Ownership Limit plus total debt) whether by merger, purchase, sale or otherwise. A "Change of Control" of NGP or the Operating Partnership will be deemed to have occurred if a person or group acquires 20% or more of the combined voting power of NGP or the Operating Partnership, as the case may be. A Change of Control of NGP or the Operating Partnership involving an interested stockholder under Section 3-601(j) of the Maryland General Corporation Law ("MGCL") or any transaction requiring such approval under the MGCL or applicable rules of the NYSE would require stockholder approval. Any amendments to NGP's Articles of Incorporation require the approval of stockholders. NGP's Board of Directors has the authority to terminate NGP's status as a REIT without the approval of stockholders. In addition, certain actions by NGP relating to the Operating Partnership and NGP's interest therein require approval of the OP Limited Partners.

OWNERSHIP BY DAVID G. PRICE

  After the issuance of NGP Common Stock in connection with the Asset Purchase and NGP's contribution of the Purchased Assets to the Operating Partnership, David G. Price and his family will own 673,475 shares of NGP Common Stock and 8,018,115 OP Units that are exchangeable (subject to the Ownership Limit) for shares of NGP Common Stock at a current exchange ratio of one OP Unit for each share of NGP Common Stock. Assuming David G. Price and his family could immediately exchange such OP Units for shares of NGP Common Stock without regard to the Ownership Limit, Mr. Price and his family would own 8,691,590 shares of NGP Common Stock representing approximately 42.7% of the NGP Common Stock on a fully diluted basis.

  Under NGP's Articles of Incorporation, however, David G. Price and his family are prohibited from owning, in the aggregate, more than 9.8% of the outstanding NGP Common Stock. In order for David G. Price and his family to be able to exercise their right to exchange OP Units for shares of NGP Common Stock in excess of the Ownership Limit, NGP's Board of Directors would have to waive the Ownership Limit as permitted under NGP's Articles of Incorporation. NGP's Board of Directors does not currently intend to waive the Ownership Limit with respect to David G. Price and his family. In addition, the stockholders, upon the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote in the election of Directors, could amend NGP's Articles of Incorporation to eliminate the Ownership Limit.

RESTRICTIONS ON OWNERSHIP

  For NGP to qualify as a REIT under the Code, not more than 50% in value of the NGP Common Stock outstanding may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year). In addition, if NGP, or an owner of 10% or more of NGP, actually or constructively owns 10% or more of a tenant of NGP (or a tenant of any partnership in which NGP is a partner), the rent received by NGP (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income test of the Code. NGP Common Stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Because NGP's Board of Directors believes it is essential for NGP to continue to qualify as a REIT, NGP's Articles of Incorporation contain restrictions on the ownership and transfer of NGP Common Stock intended to assist NGP in complying with these requirements.

  The ownership limit provision in NGP's Articles of Incorporation provides that, subject to certain specified exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding shares of NGP Common Stock (the "Ownership Limit"). The constructive ownership rules are complex, and may cause shares of NGP Common Stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the shares of NGP Common Stock (or the acquisition of an interest in an entity that owns, actually or constructively, NGP Common Stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding NGP Common Stock and thus subject such shares to the Ownership Limit in NGP's Articles of Incorporation. NGP's Board of Directors may, but in no event will be required to, waive the Ownership Limit with respect to a particular stockholder if it determines that such ownership will not jeopardize NGP's status as a REIT. As a condition of such waiver, NGP's Board of Directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of NGP. Based on representations made by GEI and certain of its stockholders, NGP's Board of Directors intends to waive the Ownership Limit with respect to GEI to permit GEI to acquire NGP Common Stock as set forth in the Acquisition Agreement.

  If any purported transfer of NGP Common Stock or any other event would otherwise result in any person violating the Ownership Limit, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares in excess of the Ownership Limit and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by NGP (the "Beneficiary"). Within 20 days of receiving notice from NGP of the transfer of shares to the trust, the trustee of the trust (who shall be designated by NGP and be unaffiliated with NGP and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by NGP with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by NGP that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. In the event that the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit, then NGP's Articles of Incorporation provide that the transfer of the excess shares will be void.

  If any purported transfer of NGP Common Stock would cause NGP to be beneficially owned by fewer than 100 persons, such transfer will be null and void in its entirety and the intended transferee will acquire no rights to the stock.

  All certificates representing shares of NGP Common Stock will bear a legend referring to the restrictions set forth in NGP's Articles of Incorporation which are described above.

  All persons who own a specified percentage (or more) of the outstanding shares of NGP Common Stock must file a completed questionnaire with NGP containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending upon the number of record holders of NGP's shares. In addition, each stockholder shall upon demand be required to disclose to NGP in writing such information as NGP may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership of NGP Common Stock on NGP's status as a REIT and to ensure compliance with the Ownership Limit.

  The foregoing ownership limitations may have the effect of precluding acquisition of control of NGP without the consent of the NGP Board of Directors.

SECTION 3-602 OF THE MARYLAND GENERAL CORPORATION LAW

  Generally, Section 3-602 of the MGCL, to which NGP is subject, prohibits a corporation from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the person became an interested stockholder, unless (i) (A) the business combination involving such interested stockholder is approved or exempted from
Section 3-602(a) of the MGCL by the corporation's Board of Directors prior to the most recent date on which such stockholder became an "interested stockholder" or (B) the corporation's articles of incorporation expressly elects not to be governed by Section 3-602 of the MGCL with respect to business combinations generally or as to specific types of business combinations with interested stockholders and (ii) in either case, such business combination is approved by at least 80% of the votes entitled to be cast by the outstanding shares of the voting stock of the corporation and two-thirds of the votes entitled to be cast by holders of shares of voting stock not held by the interested stockholder, or its affiliates, that will be a party to the business combination. A "business combination" includes a merger, consolidation, share exchanges, or, in certain circumstances, an asset transfer or issuance of equity securities. An "interested stockholder" is a person who owns (or within two years, did own) 10% or more of the voting power of a corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation. The NGP Board of Directors has exempted from these provisions of the MGCL any business combination with David G. Price and his affiliates.

CONTROL SHARES ACQUISITION

  The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

  A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within fifty (50) days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation. NGP's Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of NGP Common Stock by David G. Price, his heirs, his estate or any trust, all the beneficiaries of which consist of his heirs, and/or all present or future affiliates or associates of, or any other person acting in concert or as a group with, any of the foregoing. There can be no assurance that such provisions will not be amended or eliminated at any point in the future.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER
PROPOSALS

  NGP's Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders of NGP (the "Stockholder Notice Procedure").

  The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, NGP's Board of Directors, pursuant to the Director Designation Agreement, or by a stockholder who has given timely written notice containing specified information to the Secretary of NGP prior to the meeting at which directors are to be elected, will be eligible for election as Directors of NGP and (ii) at an annual meeting only such business may be conducted as has been properly brought before the meeting by, or at the direction of, NGP's Board of Directors or by a stockholder who has given timely written notice to the Secretary of NGP of such stockholder's intention to bring such business before such meeting. In general, for notice of stockholder nominations or business to be made at an annual meeting to be timely, such notice must be received by NGP not less than 50 days nor more than 75 days prior to the annual meeting.

  The purpose of requiring stockholders to give NGP advance notice of nominations and other business is to afford NGP's Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by NGP's Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the Bylaws do not give NGP's Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action, the Stockholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to NGP and its stockholders.

ACTION BY WRITTEN CONSENT; STOCKHOLDER MEETINGS

  Although NGP's Articles of Incorporation and Bylaws do not expressly provide for stockholders of NGP to act by written consent without a meeting, the MGCL generally provides that any action that may be taken at a stockholder meeting may be taken without a meeting only if (i) a unanimous written consent setting forth the matter is signed by each stockholder entitled to vote on the matter and (ii) a written waiver of any right to dissent is signed by each stockholder entitled to notice of the meeting but not entitled to vote at it. Because the MGCL requires the unanimous written consent of all stockholders entitled to vote for actions by written consent, it will be very unlikely that NGP's stockholders will be able to take action by written consent under the MGCL. Moreover, the rules of the NYSE prohibit listed companies from using written consents in lieu of meetings. Both the MGCL and the NYSE rules thus may deter hostile takeovers, as a holder or group of holders controlling a majority interest of NGP's stock will not be able to amend NGP's Bylaws or remove Directors pursuant to the stockholders' written consent unless they obtain the unanimous written consent of all stockholders or call a special meeting of the stockholders.

  NGP's Bylaws allow stockholders entitled to cast at least 25% of all votes entitled to be cast at a stockholder meeting to call a special meetings of NGP's stockholders by making a written request to NGP's secretary; provided that the written request of stockholders entitled to vote at least a majority of all votes entitled to be cast shall be required to call a special meeting to consider any matter substantially similar to a matter voted on at any special meeting of the stockholders held during the preceding twelve (12) months. NGP's Articles of Incorporation and Bylaws also permit stockholders to submit a proposal to the vote of all stockholders of NGP in accordance with the Bylaws, which provide for the additional notice requirements for stockholder nominations and proposals at annual meetings of stockholders as described above. See "Description of NGP Capital Stock--Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals."


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

LIMITATIONS ON CHANGES IN CONTROL

  The provisions of NGP's Articles of Incorporation and Bylaws providing for ownership limitations, a staggered Board of Directors and authorizing NGP's Board of Directors to issue Preferred Stock without stockholder approval, and the provisions of Sections 3-602 and 3-702 of the MGCL could have the effect of delaying, deferring or preventing a change in control of NGP or the removal of existing management, and as a result could prevent the stockholders of NGP from being paid a premium for their shares of NGP Common Stock.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

  NGP's Articles of Incorporation provides that NGP directors and officers will not be personally liable for monetary damages to NGP or its stockholders for breach of fiduciary duty as a director or officer, except for (i) actual receipt of an improper personal benefit in money, property or services and
(ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  NGP's Articles of Incorporation authorize NGP to indemnify its present and former directors and officers and to pay or reimburse expenses in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by the laws of the State of Maryland. NGP's Bylaws obligate NGP to indemnify present and former directors and officers to the maximum extent permitted by Maryland law. NGP's Bylaws also permit NGP to provide indemnification to a present or former director or officer who served a predecessor of NGP in such capacity, and to any employee or agent of NGP or a predecessor of NGP. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, the MGCL requires NGP, as conditions to advancing expenses, to obtain (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by NGP as authorized by NGP Bylaws and (ii) a written statement by or on his or her behalf to repay the amount paid or reimbursed by NGP if it shall ultimately be determined that the standard of conduct was not met. Under the MGCL, rights to indemnification and expenses are non-exclusive, in that they need not be limited to those expressly provided by statute. As a result, under the MGCL and NGP's Bylaws, NGP is permitted to indemnify its directors, officers, employees and other agents, within the limits established by law and public policy, pursuant to an express contract, bylaw provision, stockholder vote or otherwise.

  Because the indemnification provisions of NGP's Articles and Bylaws are tied to applicable Maryland law, they may be modified by future changes in such law without further stockholder action. NGP's Bylaws provide that amendment or repeal of the indemnification provisions of NGP's Bylaws would be effective on a prospective basis only and neither repeal nor modification of such provisions would adversely affect rights to indemnification in effect at the time of any act or omission which is the subject of a proceeding against an indemnified person.

  The MGCL and NGP's Bylaws may permit indemnification for liabilities arising under the Securities Act or the Exchange Act. The Board of Directors of NGP has been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act or the Exchange Act is contrary to public policy and is therefore unenforceable, absent a decision to the contrary by a court of appropriate jurisdiction.

TRANSFER AGENT AND REGISTRAR

  NGP has appointed Wells Fargo Bank & Company, N.A. as its transfer agent and registrar.

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

                       SHARES AVAILABLE FOR FUTURE SALE

  Upon the completion of the Asset Purchase, NGP will have outstanding between 10,651,975 and 12,779,975 shares of NGP Common Stock, depending on the number of shares issued in connection with the Asset Purchase. Any shares of NGP Common Stock issued pursuant to the Asset Purchase will be freely tradeable by persons other than "affiliates" (as defined by the Securities Act) of NGP or GEI without restriction under the Securities Act, subject to the limitations on ownership set forth in NGP's Articles of Incorporation. See "Description of NGP Capital Stock--Restrictions on Ownership." Shares of NGP Common Stock received by persons who are deemed to be affiliates of GEI may be resold by them in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. In addition to any shares of NGP Common Stock issued in connection with the Asset Purchase, an aggregate of 8,677,055 shares of NGP Common Stock may be issued to the OP Limited Partners (subject to the Ownership Limit) if they exchange all of their OP Units for shares of NGP Common Stock pursuant to certain exchange rights granted to such limited partners in the OP Partnership Agreement, or may be sold by NGP to raise funds to acquire OP Units if such limited partners elect to put all of their OP Units to NGP pursuant to certain cash option rights also granted in the OP Partnership Agreement, in either case based on the initial exchange ratio of one OP Unit for each share of NGP Common Stock. See "--Exchange Rights" and "--Cash Option Rights" below. In addition, beginning in August 1996, David G. Price and the other limited partners of the Operating Partnership will no longer be restricted from disposing of their OP Units, subject to the Operating Partnership's right of first refusal to purchase such OP Units prior to any such disposition.

  The shares of NGP Common Stock currently owned by David G. Price, shares of restricted stock issued pursuant to certain stock incentive plans of NGP and any shares of NGP Common Stock issuable in connection with the exercise by OP Limited Partners of their right to exchange OP Units for such stock are "restricted" securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of restricted shares from NGP or any affiliate of NGP, the acquiror or subsequent holder thereof is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding NGP Common Stock or the average weekly trading volume of NGP Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about NGP. If three years have elapsed since the date of acquisition of restricted shares from NGP or from any affiliate of NGP, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of NGP at any time during the 90 days preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

  NGP Common Stock is traded on the NYSE and is expected to continue to be traded on the NYSE following the Asset Purchase. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of NGP Common Stock or the perception that such sales could occur, could adversely affect prevailing market prices of NGP Common Stock. See "Risk Factors--Possible Adverse Effects on Market Price of NGP Common Stock Arising from Shares Available for Future Sale."

EXCHANGE RIGHTS

  Each OP Limited Partner possesses the right (subject to the Ownership Limit), exercisable once in each twelve-month period, to exchange up to the greater of (a) one-third of the number of OP Units originally issued to such limited partner or (b) 75,000 OP Units for shares of NGP Common Stock. As of the date of this Joint Proxy Statement-Prospectus, the OP Limited Partners own 8,677,055 OP Units. Upon exchange, an OP Limited

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

Partner will receive the number of shares of NGP Common Stock having a market value at the time of exercise equal to fair market value of the OP Units being exchanged. Such fair market value will be based on a valuation of all OP Units calculated as (i) the current trading value for all shares of NGP Common
Stock, minus the net fair market value of the golf course properties owned directly by NGP, determined in good faith by the NGP Board of Directors, divided by (ii) the then-percentage interest in the Operating Partnership held by NGP. The golf course properties owned directly by NGP will be assumed to appreciate or depreciate in value at the same rate as the deemed value of the Operating Partnership until the fifth anniversary of NGP's initial public offering in 1993, at which time (and on each subsequent fifth anniversary), the NGP Board of Directors will determine the relationship between such values for the succeeding five-year period. Pursuant to this formula, each OP Unit is exchangeable for one share of NGP Common Stock. OP Units that are acquired by NGP pursuant to the exercise of such exchange rights by a limited partner will be converted automatically into units of general partnership interest in the Operating Partnership.

  The exercise of such exchange rights by an OP Limited Partner is subject to
(i) the expiration or termination of the applicable waiting period, if any, under the HSR Act, (ii) each exchange having a value of not less than a specified amount and (iii) the satisfaction of the Ownership Limit after giving effect to the conversion.

CASH OPTION RIGHTS

  Each OP Limited Partner has the right, exercisable once in any twelve-month period, to sell to NGP for cash up to one-third of the number of OP Units originally issued to such limited partner. As of the date of this Joint Proxy Statement-Prospectus, the OP Limited Partners own 8,677,055 OP Units. OP Units that are acquired by NGP as a result of the exercise of such right will be converted automatically into units of general partnership interest in the Operating Partnership.

  NGP will have the option to pay for such OP Units (i) with available cash or borrowed funds or (ii) out of the proceeds of a registered offering of newly issued shares of NGP Common Stock. The price payable will be equal to the fair market value of the OP Units being put, determined by the NGP Board of Directors and subject to adjustment every five years as described above. However, if NGP elects to pay for such OP Units with the proceeds of a registered offering of newly issued shares of NGP Common Stock, the purchase price for such OP Units will be reduced by any decrease in the price of the NGP Common Stock that occurs between the exercise date and the pricing of NGP Common Stock being sold pursuant to the registered offering and certain costs of the offering (including underwriting discounts and commissions). The OP Limited Partners will thus bear the risk of any such reduction, subject to certain withdrawal rights. Any proceeds in excess of the purchase price will be for the sole benefit of NGP.

  After any exercise of such right, OP Limited Partners may not again exercise such rights until 90 days after the completion of the registered offering of shares of NGP Common Stock, if applicable.

REGISTRATION RIGHTS

  NGP has granted to certain of its affiliates (including David G. Price) registration rights with respect to the 753,475 shares of NGP Common Stock owned by them and the 8,157,366 shares of NGP Common Stock that may be issued to them (subject to the Ownership Limit) upon exchange of their OP Units. With certain limitations, these registration rights grant such affiliates the opportunity to demand registration of all or any portion of their shares of NGP Common Stock once each calendar year, and the right to have such shares registered incidentally to any registration being conducted by NGP of NGP Common Stock, securities convertible or exchangeable for NGP Common Stock or securities substantially similar to NGP Common Stock. NGP will bear expenses incident to its registration requirements under such registration rights, except that such expenses will not include any underwriting discounts or commissions.

  In addition, NGP has agreed to register all of the shares of NGP Common Stock issuable to OP Limited Partners who are not affiliates of NGP upon exercise of their right to exchange their OP Units for such stock.

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

Such OP Limited Partners currently own OP Units which, subject to the restrictions under the OP Partnership Agreement and NGP's Articles of Incorporation, are exchangeable for an aggregate of 519,689 shares of NGP Common Stock. Such shares will be freely transferable without restriction by such persons.

  NGP also has agreed to grant certain registration rights with respect to the shares of NGP Common Stock that may be issued to several significant stockholders of GEI in connection with the Acquisition Agreement. The significant stockholders entitled to such registration rights are Robert H. Williams, President and Chief Executive Officer of GEI, GTC II and GTC III, all of which together currently own 3,425,344 shares of GEI Common Stock. See "The Asset Purchase and Merger--Description of Acquisition Agreement-- Registration Rights Agreement."

              CERTAIN EFFECTS OF MERGER ON GEI STOCKHOLDER RIGHTS

  GEI is organized as a corporation under the laws of the State of Kansas and NGP is organized as a corporation under the laws of the State of Maryland. As a Kansas corporation, GEI is subject to the KGCC, a general corporation statute dealing with a wide variety of matters, including election, tenure, duties and liabilities of directors and officers; dividends and other distributions; meetings of stockholders; and extraordinary actions, such as amendments to the certificate of incorporation, mergers, sales of all or substantially all of the assets and dissolution. GEI also is governed by its Articles of Incorporation (the "GEI Articles") and Bylaws (the "GEI Bylaws"), which have been adopted pursuant to the KGCC. As a Maryland corporation, NGP is governed by the MGCL, a general corporation statute covering substantially the same matters as is covered by the KGCC, and by its Articles of Incorporation (the "NGP Articles") and Bylaws (the "NGP Bylaws"). A number of differences between the KGCC and the MGCL and among these various documents are summarized below.

  The discussion of the comparative rights of the stockholders of GEI and the stockholders of NGP set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the KGCC and the MGCL and also to the NGP Articles, NGP Bylaws, GEI Articles and GEI Bylaws. The NGP Articles and Bylaws may be obtained from NGP, without charge, by contacting the Secretary of National Golf Properties, Inc., 1448 15th Street, Suite 200, Santa Monica, California 90404; telephone (310) 260-5500. The GEI Articles and GEI Bylaws may be obtained from GEI by contacting the Secretary of GEI, 1603 LBJ Freeway, Suite 810, Dallas, Texas 75234.

LIMITATION OF LIABILITY

  Pursuant to the KGCC and the GEI Articles, the liability of any director of GEI to GEI or to any stockholder of GEI for money damages for breach of fiduciary duty has been eliminated, except for (i) breach of the director's duty of loyalty to GEI or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) unlawful dividends or redemptions or purchases of stock or (iv) any transaction from which the director derived an improper personal benefit. In general, the liability of officers may not be eliminated or limited under Kansas law.

  Pursuant to the MGCL and the NGP Articles, the liability of directors and officers of NGP to NGP or to any stockholder of NGP for money damages has been eliminated except for (i) actual receipt of an improper personal benefit in money, property or services and (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. As a result, directors and officers of NGP may not be liable for certain actions for which GEI directors and officers would have been liable.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The GEI Articles and GEI Bylaws, and the NGP Articles and NGP Bylaws obligate each company to indemnify its officers and directors to the fullest extent allowed under respectively, the KGCC and the MGCL. For a description of the indemnification provisions contained in the GEI Articles and Bylaws and the KGCC, see "The Asset Purchase and Merger--Indemnification of GEI Directors and Officers." For a detailed description of the indemnification provisions contained in the NGP Articles and Bylaws and the MGCL, see "Description of NGP Capital Stock--Indemnification of Officers and Directors."

  The KGCC, the GEI Articles and Bylaws, the MGCL and the NGP Articles and Bylaws contain substantially similar indemnification provisions. However, under the KGCC, the termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person is prohibited from being indemnified. Under the MGCL, such a termination creates a rebuttable presumption that such person is not entitled to indemnification. In addition, the KGCC requires court approval before there may be any indemnification where the person seeking indemnification has been found liable to the corporation. However, indemnification is prohibited under the MGCL if the person seeking indemnification has been found liable to the corporation in a proceeding brought by or in the right of the corporation. In addition, the

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

MGCL provides that a person adjudged liable on the basis that personal benefit was improperly received may not be indemnified by the corporation. Thus, under these circumstances, Maryland law provides indemnification rights that are narrower than under Kansas law.

ACTIONS BY WRITTEN CONSENT OF STOCKHOLDERS

  Under both the KGCC and the MGCL, stockholders may act by written consent in lieu of a stockholder meeting. The KGCC provides that, unless otherwise provided in the certificate of incorporation of a Kansas corporation, any action that is required to be taken or may be taken at a stockholder meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting for the action so taken, is signed by the holders of all the outstanding stock entitled to vote on the action. The MGCL provides that any action that may be taken at a stockholder meeting may be taken without a meeting only if (i) a unanimous written consent setting forth the matter is signed by each stockholder entitled to vote on the matter and (ii) a written waiver of any right to dissent is signed by each stockholder entitled to notice of the meeting but not entitled to vote at it.

  Because the MGCL requires the unanimous written consent of all stockholders entitled to vote for actions by written consent, it will be very unlikely that stockholders of NGP will be able to take action by written consent under the MGCL. This provision of the MGCL may deter hostile takeovers, as a holder or group of holders controlling a majority in interest of NGP's stock will not be able to amend the NGP Bylaws or remove directors pursuant to a stockholders' written consent unless they obtain a unanimous written consent of all stockholders or call a special meeting of the stockholders. However, NGP does not believe that this provision will have any material effect on the operation of NGP because the rules of the NYSE prohibit listed companies from using written consents in lieu of meetings.

INSPECTION OF BOOKS AND RECORDS

  Under the KGCC, any stockholder of GEI may make a judicially-enforceable written demand to inspect the list of stockholders and any other corporate books and records for any purpose reasonably related to the stockholder's interest as a stockholder. The MGCL provides an absolute right to inspect the list of stockholders and books of account of NGP, for any purpose, to individuals who have been stockholders for more than six months and, individually or as a group, own at least five percent or more of NGP's outstanding voting shares. In addition, any stockholder of NGP has the right to request the corporation to provide a sworn statement showing all stock and securities issued and all consideration received by the corporation within the preceding 12 months. Thus, holders of less than five percent of the outstanding shares of NGP Common Stock will not have the right to make a written demand to inspect the stockholder list and books of NGP if the Acquisition Agreement is approved.

AMENDMENTS TO BYLAWS

  Under the KGCC, the stockholders of a corporation which has received payment for any of its stock may never be divested of the power to adopt, amend or repeal the bylaws. Such power may also be conferred upon the board of directors. Under the MGCL, the exclusive power to adopt, amend or repeal the bylaws may be conferred upon the stockholders, vested exclusively with the board of directors, or shared by both groups.

  Under the GEI Articles, the GEI Bylaws may be altered, amended or repealed, or new bylaws may be adopted by the GEI Board of Directors, subject always to the power of the stockholders of GEI to do the same. The NGP Bylaws provide that the NGP Board of Directors has the exclusive power to adopt, alter or repeal the bylaws of NGP and to make new bylaws.

DIVIDENDS AND OTHER DISTRIBUTIONS

  Under the KGCC, dividends may be paid out of the surplus of the corporation or, if there is no surplus, out of net profits for the year in which the dividend is declared or the preceding fiscal year. The MGCL allows the payment of dividends and redemption of stock unless (i) the corporation would not be able to pay indebtedness

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

that became due in the ordinary course of business or (ii) the corporation's total assets would be less than the sum of the corporation's liabilities plus, unless the charter provides otherwise, the amount that would be needed upon dissolution to satisfy the preferential rights of those stockholders whose preferential rights upon dissolution are superior to those receiving the distribution. NGP has historically paid quarterly cash distributions since its initial public offering in August of 1993 and plans to continue to do so.

LAW REGULATING BUSINESS COMBINATIONS

  The KGCC provides that certain "business combinations" between a Kansas corporation and a beneficial owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation, or an affiliate of the corporation who, at any time within the three-year period prior to the date in question, beneficially owned fifteen percent (15%) or more of the outstanding voting stock of the corporation (an "Interested Kansas Stockholder"), may not occur for three years following the date such person became an Interested Kansas Stockholder unless (i) approved by the board of directors and holders of at least two-thirds of the outstanding voting stock (other than shares controlled by the Interested Kansas Stockholder), (ii) the board of directors approved the acquisition of voting stock pursuant to which such person became an Interested Kansas Stockholder, (iii) at the time the person became an Interested Kansas Stockholder, the Interested Kansas Stockholder owned at least 85% of the voting stock outstanding (other than shares owned by persons who are directors and officers and by certain types of employee stock plans), or (iv) an exemption is available. "Business combinations" include mergers, consolidations, transfers of 10% or more of corporate assets, and, in certain situations, share issuances or transfers, loans, advances, guarantees and pledges.

  Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent (10%) or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent (10%) or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Maryland Stockholder") are prohibited for five years after the most recent date on which the Interested Maryland Stockholder becomes an Interested Maryland Stockholder. Thereafter, the MGCL provides that any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) eighty percent (80%) of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Maryland Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Maryland Stockholder for its shares or the business combination is approved or exempted by the board of directors of the corporation prior to the time that the Interested Maryland Stockholder becomes an Interested Maryland Stockholder. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Maryland Stockholder becomes an Interested Maryland Stockholder. The NGP Board of Directors has exempted from these provisions of the MGCL any business combination with David
G. Price, his heirs, his estate, or any trust, all of the beneficiaries of which consist of his heirs, and/or all present or future affiliates or associates of, or any other person acting in concert or as a group with, any of the foregoing. The business combination statute could have the effect of discouraging offers to acquire NGP and of increasing the difficulty of consummating any such offer.

CONTROL SHARE ACQUISITIONS

  The KGCC provides that "control shares" of a Kansas corporation acquired in a "control share acquisition" have the same voting rights as were accorded the shares before the "control share acquisition" only to the extent approved by the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors voting by class if required by the terms of the shares, excluding all interested shares.

  The MGCL contains provisions substantially similar to the Kansas control share acquisition statute. However, under the MGCL approval of the voting rights of "control shares" acquired in a "control share acquisition" requires the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. See "Description of NGP Capital Stock--Control Shares Acquisition" for a detailed description of the Maryland control share statute.

DISSENTERS' RIGHTS

  The KGCC generally provides rights of appraisal to dissenting stockholders of a merging or consolidating corporation. However, if at the record date for the meeting where stockholders are to vote on the agreement of merger or consolidation, any class or series of a class of stock of the corporation is either registered on a national securities exchange, or held of record by not less than 2,000 stockholders, no dissenters' rights apply to such class or series of a class of stock, unless provided otherwise in the corporation's articles of incorporation. In addition, no rights of appraisal apply to any of the shares of stock of a constituent corporation surviving a merger if, under the KGCC, the merger does not require for its approval the vote of the stockholders of the surviving corporation.

  The foregoing exceptions to the availability of dissenters' rights do not apply to a class or series of a class of stock if holders of such stock are required to accept in a merger or consolidation anything except (i) stock or stock and cash in lieu of fractional shares of the corporation surviving or resulting from such merger or consolidation, or (ii) stock or stock and cash in lieu of fractional shares of any other corporation, which at the record date for the meeting where stockholders are to vote on the agreement of merger or consolidation, is either registered on a national securities exchange or held of record by not less than 2,000 stockholders, or (iii) a combination of stock or stock and cash in lieu of fractional shares as set forth in (i) and
(ii) above.

  For a detailed description of the procedures required to exercise dissenters' rights under the KGCC, see "The Asset Purchase and Merger-- Dissenters' Rights."

  The MGCL also provides dissenters' rights to stockholders of a corporation which merges or consolidates with another corporation. In addition, rights of appraisal are available to stockholders of a corporation which engages in certain extraordinary transfers of assets or "business combinations" with an Interested Maryland Stockholder as defined by the MGCL, or which substantially and adversely affects the stockholders' rights by amending its charter to alter the contract rights, as expressly set forth in the charter, of any outstanding stock (unless the right to do so is reserved in such charter). Holders of stock which is to be acquired pursuant to certain types of share exchanges are also provided dissenters' rights under the MGCL.

  However, unless the transaction undertaken by the corporation is such a "business combination," no appraisal rights are available to the stockholders of a corporation if their stock (i) is listed on a national securities exchange or on Nasdaq on the record date for determining stockholders entitled to vote on the transaction objected to (or on the date notice is given pursuant to the MGCL in the case of a merger of a controlled subsidiary with the parent), (ii) is that of an open-end investment company registered under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value, or (iii) is that of the surviving corporation in a merger, unless the merger alters the contract rights of the stock, as expressly set forth in the charter, when the charter does not reserve the right to do so, or unless pursuant to the merger the stock is to be converted into something other than either stock in the surviving corporation or cash or other rights in lieu of fractional shares.

  The procedural requirements for exercising dissenters' rights under the MGCL are substantially similar to the rules of the KGCC.


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

DISSOLUTION OF GEI AND NGP

  Under the KGCC, a corporation may be dissolved if (i) the board of directors of the corporation, by resolution adopted by a majority of the whole board of directors at any meeting called for that purpose, deems such dissolution advisable and (ii) a majority of the outstanding stock of the corporation votes for the proposed dissolution at a stockholders meeting called for the purpose of acting upon such resolution. Dissolution of a corporation may also be authorized without action by the board of directors if all stockholders entitled to vote thereon shall consent thereto in writing.

  The MGCL permits the dissolution of NGP if (i) the board of directors adopts by a majority vote of the entire board a resolution advising dissolution and
(ii) the dissolution is approved by the affirmative vote of not less than two-thirds of all votes entitled to be cast on the matter.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF COMMON STOCK

  In order to facilitate NGP's qualification as a REIT under the Code, the NGP Articles contain various restrictions on the ownership and transfer of NGP Common Stock. See "Description of NGP Capital Stock--Restrictions on Ownership" for a detailed description of these restrictions.

  The GEI Articles have no provisions comparable to the restrictions on ownership and transfer of stock contained in the NGP Articles.

                   MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the material federal income tax consequences of the Asset Purchase and the Merger, including the material federal income tax consequences to GEI stockholders from the disposition of their GEI Common Stock pursuant to the Merger. This summary does not address all aspects of federal income taxation that may be relevant to an NGP or GEI stockholder in light of such stockholder's particular circumstances or to certain types of NGP or GEI stockholders subject to special treatment under the federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, stockholders holding stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, or stockholders who acquired GEI Common Stock or will acquire NGP capital stock in connection with the exercise or other satisfaction of compensatory options). In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to the proposed transaction. The discussion assumes that GEI stockholders hold their GEI Common Stock as "capital assets" (e.g., not as inventory or primarily for sale to customers in the ordinary course of the holders' trade or business) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based upon the provisions of the Code, Treasury Regulations, IRS rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. This summary is for general information only and is not tax advice.

  EACH GEI STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR FEDERAL INCOME TAX CONSEQUENCES TO THAT STOCKHOLDER OF DISPOSING OF GEI COMMON STOCK PURSUANT TO THE MERGER AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

OPINIONS OF COUNSEL

  Latham & Watkins, counsel to NGP, will render its opinion to NGP, GEI and the GEI stockholders concerning the likely outcome on the merits of the material federal income tax consequences of the Asset Purchase and Merger. Subject to the limitations and qualifications described below and in such opinion, and

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assuming the Asset Purchase and Merger are each conducted as described in this
Joint Proxy Statement--Prospectus, Latham & Watkins will opine that the information set forth in this discussion (under the caption "Material Federal Income Tax Consequences"), to the extent that it constitutes matters of law, summaries of legal matters, or legal conclusions, has been reviewed by Latham
& Watkins and is correct in all material respects. The statements as to which Latham & Watkins is rendering its opinion include, but are not limited to, the following:

  (1) Commencing with NGP's taxable year ending December 31, 1993, NGP was organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation has enabled and will enable it to meet the requirements for qualification and taxation as a REIT under the Code;

  (2) The Asset Purchase will be a taxable transaction to GEI, in which GEI will recognize taxable gain in an amount equal to the excess of the amount of cash and the fair market value of NGP Common Stock received by GEI, plus the amount of any liabilities transferred to NGP, over its tax basis in the Purchased Assets;

  (3) The Merger will be a taxable transaction to GEI stockholders, in which each GEI stockholder who will not constructively own any of the GEI Common Stock to be owned by Mr. Price after the Merger, will recognize gain or loss on the disposition of his or her GEI Common Stock in an amount equal to the excess of the amount of cash plus the fair market value of the NGP Common Stock received by the GEI stockholder, over such stockholder's adjusted tax basis in his or her GEI Common Stock;

  (4) Neither NGP nor the Operating Partnership will recognize any gain or loss upon the Asset Acquisition or the Merger; and

  (5) Each of the Operating Partnership and Royal Golf will be treated as a partnership for federal income tax purposes (and not as an association or a publicly traded partnership taxable as a corporation).

CERTAIN TAX CONSEQUENCES TO GEI

  The Asset Purchase will be a taxable transaction to GEI. GEI will recognize taxable gain equal to the difference between the amount realized by GEI and GEI's tax basis in the Purchased Assets. The amount realized by GEI in the Asset Purchase will be equal to the amount of cash and the fair market value of NGP Common Stock received by GEI, plus the amount of any liabilities assumed or taken subject to by NGP in the Asset Purchase. It is expected that GEI will be able to reduce substantially, but not entirely, the tax liability resulting from the taxable gain recognized from the Asset Purchase by utilizing net operating loss carryforwards.

CERTAIN TAX CONSEQUENCES TO GEI STOCKHOLDERS

  In General. A GEI stockholder's disposition of his or her GEI Common Stock in exchange for, at NGP's option, cash or a combination of NGP Common Stock and cash in connection with the Merger will be a taxable transaction. The income tax consequences to a GEI stockholder may vary depending upon such stockholder's particular facts and circumstances. In general, if the Asset Purchase and the Merger are treated for income tax purposes as a single integrated transaction, which is believed likely, and if NGP elects to cause NGP Common Stock and cash to be received by GEI stockholders in the Merger, the disposition by a GEI stockholder of his or her GEI Common Stock pursuant to the Merger should be treated as a transaction in which each GEI stockholder is considered to have disposed of his or her GEI Common Stock (i) in part for a distribution by GEI of NGP Common Stock and cash in redemption (the "Redemption") of a portion of such GEI Common Stock and (ii) in part as a taxable sale (the "Sale") of the balance of such stock for cash.

  Treatment as a Sale or Exchange. Under Section 302 of the Code, the Redemption by GEI of its GEI Common Stock pursuant to the Merger will be treated as a "sale or exchange" of such stock by the GEI stockholders (rather than as a distribution by GEI with respect to the GEI Common Stock), if the receipt of NGP Common Stock and cash upon the Redemption and Sale (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in GEI, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder.

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

  If one or more of such tests are satisfied, each GEI stockholder will recognize gain or loss upon the Redemption and Sale of his or her GEI Common Stock equal to the difference between (i) the amount of cash plus the fair market value of the NGP Common Stock received by the stockholder in the Merger and (ii) such stockholder's tax basis in his or her GEI Common Stock disposed of pursuant to the Merger. Any such gain or loss will be long term capital gain or loss if, as of the date of the Merger, the GEI Common Stock was held for more than one year; and will be short term capital gain or loss if, as of the date of the Merger, the GEI Common Stock was held for one year or less.

  Constructive Ownership. In determining whether any of the three tests under
Section 302 of the Code is satisfied, each GEI stockholder must take into account not only the GEI Common Stock actually owned by such stockholder but also GEI Common Stock constructively owned by such stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a GEI stockholder may constructively own GEI Common Stock actually owned, and in some cases constructively owned, by certain related individuals and entities in which the stockholder has an interest, or, in the case of GEI stockholders that are entities, by certain individuals or entities that have an interest in the stockholder, as well as any GEI Common Stock that the stockholder has a right to acquire by exercise of an option or by the conversion or exchange of a security. Assuming GEI stockholders do not constructively own any of the GEI Common Stock to be owned by Mr. Price after the Merger, it is expected that the Redemption and Sale of such stockholder's GEI Common Stock will satisfy one or more of the tests under Section 302 of the Code. Any GEI stockholders who constructively own any of the GEI Common Stock to be owned by Mr. Price after the Merger should consult with their tax advisors regarding the tax consequences of the Merger to them. It is likely that a portion of the cash and NGP Common Stock received by any such stockholders would be treated as a dividend which, among other things, would be taxable as ordinary income and would not be reduced by such stockholders' tax basis in their GEI Common Stock.

  Additional Tax Considerations. The distinction between (i) long-term capital gains and (ii) short-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year. Legislation is currently pending in Congress that, if enacted, would substantially reduce the tax rate applicable to net capital gains of individuals and corporations. It is impossible to predict whether such legislation will be enacted.

  GEI stockholders are urged to consult their own tax advisors regarding the possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the disposition of any GEI Common Stock pursuant to the Merger.

  Withholding. Unless an exemption applies under the applicable law and Treasury Regulations, the Exchange Agent will be required to withhold under the backup withholding rules, and will withhold, 31% of the gross proceeds to which a holder of GEI Common Stock or other payee is entitled pursuant to the Merger unless such holder or other payee provides his or her tax identification number (social security number, in the case of an individual) and certifies under penalties of perjury that such number is correct and that such stockholder is not subject to backup withholding. In general, backup withholding does not apply to corporations. The letter of transmittal which will be mailed to holders of GEI Common Stock will contain a Substitute Form W-9 which should be completed by each holder of GEI Common Stock and, if applicable, each payee, so as to provide the information and certification necessary to avoid backup withholding unless an applicable exemption exists and is proved in a manner satisfactory to the Exchange Agent and GEI. In addition, GEI stockholders who fail to certify their nonforeign status to GEI may be subject to withholding pursuant to rules applicable to foreign stockholders. See "Taxation of Non-U.S. Stockholders--Withholding" below. Each GEI Stockholder is urged to consult with his or her own tax advisor regarding qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

  Backup withholding is not an additional tax. Rather, the amount of backup withholding will be allowed as a credit against the tax liability of persons subject to backup withholding. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

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

  For a discussion of certain of the material federal income tax consequences to foreign GEI stockholders from the disposition of GEI Common Stock pursuant to the Merger, see "Taxation of Non-U.S. Stockholders--Gain on Disposition of GEI Common Stock" below.

CERTAIN TAX CONSEQUENCES TO NGP AND THE OPERATING PARTNERSHIP FROM THE ASSET PURCHASE

  NGP will not recognize gain or loss upon the exchange of NGP Common Stock or its payment of cash for the Purchased Assets. NGP will have a tax basis in the Purchased Assets equal to the amount of cash plus the fair market value of the NGP Common Stock transferred by NGP to GEI in exchange for the Purchased Assets.

  NGP may assign to the Operating Partnership NGP's right to acquire from GEI all or a portion of the Purchased Assets. In such event, the Operating Partnership may acquire the Purchased Assets directly from GEI in exchange for cash. Neither NGP nor the Operating Partnership will recognize gain or loss as a result of such assignment. The Operating Partnership will not recognize gain or loss upon its payment of cash for all or a portion of the Purchased Assets and will have a tax basis in any Purchased Assets so acquired equal to the amount of cash transferred by the Operating Partnership to GEI in exchange for such assets.

  As described above, NGP will contribute the Purchased Assets (to the extent acquired by NGP) to the Operating Partnership in exchange for OP Units.
Section 721 of the Code provides that no gain or loss is recognized by a partnership or by any of its partners in the case of a contribution of property to the partnership in exchange for an interest in the partnership. Therefore, the contribution of the Purchased Assets by NGP to the Operating Partnership will be tax-free to both the Operating Partnership and NGP. The Operating Partnership will have a tax basis in the Purchased Assets equal to their tax basis in the hands of NGP.

TAXATION OF NGP AS A REIT

  In General. NGP made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1993. NGP believes that, commencing with its taxable year ended December 31, 1993, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and NGP intends to continue to operate in such a manner, but no assurance can be given that it has operated or will continue to operate in such a manner so as to qualify or remain qualified.

  These sections of the Code are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

  In the opinion of Latham & Watkins, commencing with NGP's taxable year ending December 31, 1993, NGP was organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation has enabled and will enable it to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based upon the factual representations of NGP concerning its business and properties as set forth in this Joint Proxy Statement--Prospectus. This opinion also is based upon certain representations made by NGP in an officer's certificate as to factual matters relating to NGP's ability to meet (through its organization, actual annual operating results, distribution levels and diversity of stock ownership) the various tests necessary to qualify as a REIT under the Code, which tests are generally summarized below. Because Latham & Watkins has not and will not review NGP's satisfaction of such tests, no assurance can be given that the actual results of NGP's operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this Joint Proxy Statement--Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "Risk Factors--Adverse Impact on NGP's Distributions of Failure of NGP to Remain Qualified as a REIT or of Failure of the Operating Partnership to Continue to be Treated as a Partnership" and "Taxation of NGP as a REIT--Failure of NGP to Remain Qualified as a REIT" below.

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

  EACH GEI STOCKHOLDER WHO WILL RECEIVE NGP COMMON STOCK PURSUANT TO THE MERGER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF NGP COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

  If NGP qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. Thus, while taxation at the stockholder level continues, this treatment substantially eliminates the additional taxation at the corporate level that generally results from investment in a regular corporation. However, NGP will be subject to federal income tax as follows: First, NGP will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, NGP may be subject to the "alternative minimum tax" on its items of tax preference. Third, if NGP has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if NGP has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if NGP should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which NGP fails the 75% or 95% test multiplied by (b) a fraction intended to reflect NGP's profitability. Sixth, if NGP should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, NGP would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-In Gain Asset") acquired by NGP from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of NGP is determined by reference to the basis of the asset in the hands of the C corporation, if NGP recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by NGP, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) NGP's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that NGP will make an election pursuant to IRS Notice 88-19.

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (v) and (vi) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (v) and (vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (vi).

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

  NGP believes that it has issued sufficient shares of NGP Common Stock with sufficient diversity of ownership to allow it to satisfy conditions (v) and
(vi). In addition, the NGP Articles provide for restrictions regarding the transfer and ownership of NGP Common Stock, which restrictions are intended to assist NGP in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such ownership and transfer restrictions are described in "Description of NGP Capital Stock-Restrictions on Ownership." These restrictions may not ensure that NGP will, in all cases, be able to satisfy the share ownership requirements described above. If NGP fails to satisfy such share ownership requirements, NGP's status as a REIT will terminate. See "Taxation of NGP as a REIT--Failure of NGP to Remain Qualified as a REIT."

  In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. NGP has a calendar taxable year.

  Ownership of a Partnership Interest. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, NGP's proportionate share of the assets and items of income of the Operating Partnership will be treated as assets and items of income of NGP for purposes of applying the requirements described herein. A summary of the rules governing the federal income taxation of partnerships and their partners is provided below in "Tax Aspects of the Operating Partnership." NGP has direct control of the Operating Partnership and intends to operate it consistent with the requirements for qualification as a REIT.

  Income Tests. In order to maintain its qualification as a REIT, NGP annually must satisfy three gross income requirements. First, at least 75% of NGP's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of NGP's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of NGP's gross income (including gross income from prohibited transactions) for each taxable year.

  Rents received by NGP will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. NGP does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant (unless the NGP Board of Directors determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize NGP's status as a REIT), (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom NGP derives no revenue.

  The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  If NGP fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if NGP's failure to meet such tests was due to reasonable cause and not due to willful neglect, NGP attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances NGP would be entitled to the benefit of these relief provisions. For example, if NGP fails to satisfy the gross income tests because nonqualifying income that NGP intentionally incurs exceeds the limits on such income, the IRS could conclude that NGP's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving NGP, NGP will not qualify as a REIT. As discussed above in "Taxation of NGP as a REIT--In General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if NGP fails the 30% income test. In such case, NGP would cease to qualify as a REIT.

  Any gain realized by NGP on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including NGP's share of any such gain realized by the Operating Partnership) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon NGP's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Purchased Assets for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Purchased Assets (and other properties) and to make such occasional sales of the Purchased Assets as are consistent with the Operating Partnership's investment objectives.

  Asset Tests. NGP, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of NGP's total assets (including its allocable share of the assets held by the Operating Partnership) must be represented by real estate assets including (i) its allocable share of real estate assets held by partnerships in which NGP owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of NGP, cash, cash items and government securities. Second, not more than 25% of NGP's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by NGP may not exceed 5% of the value of NGP's total assets and NGP may not own more than 10% of any one issuer's outstanding voting securities.

  After meeting the asset tests at the close of any quarter, NGP will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of NGP increasing its interest in the Operating Partnership), the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. NGP intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If NGP fails to cure noncompliance with the asset tests within such time period, NGP would cease to qualify as a REIT.

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

  Annual Distribution Requirements. NGP, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of NGP's "REIT taxable income" (computed without regard to the dividends paid deduction and NGP's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. In addition, if NGP disposes of any Built-In Gain Asset during its Recognition Period, NGP will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before NGP timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that NGP does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. NGP intends to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the OP Partnership Agreement authorizes NGP, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit NGP to meet these distribution requirements.

  It is expected that NGP's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, NGP anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that NGP, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of NGP. In the event that such timing differences occur, in order to meet the distribution requirements, NGP may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

  Under certain circumstances, NGP may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in NGP's deduction for dividends paid for the earlier year. Thus, NGP may be able to avoid being taxed on amounts distributed as deficiency dividends; however, NGP will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

  Furthermore, if NGP should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, NGP would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

  Failure of NGP to Remain Qualified as a REIT. If NGP fails to remain qualified for taxation as a REIT in any taxable year, and the relief provisions do not apply, NGP will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which NGP fails to qualify will not be deductible by NGP nor will they be required to be made. As a result, NGP's failure to qualify as a REIT would substantially reduce the cash available for distribution by NGP to its stockholders. In addition, if NGP fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of NGP's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, NGP will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances NGP would be entitled to such statutory relief.

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TAXATION OF AN INVESTMENT IN NGP BY TAXABLE U.S. STOCKHOLDERS

  In General. As used herein, the term "U.S. Stockholder" means a holder of shares of NGP Common Stock who (for United States federal income tax purposes)
(i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

  As long as NGP qualifies as a REIT, distributions made by NGP out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends received deduction in the case of U.S. Stockholders that are corporations. Distributions made by NGP that are properly designated by NGP as capital gain dividends will be taxable to taxable U.S. Stockholders as long-term capital gains (to the extent that they do not exceed NGP's actual net capital gain for the taxable year) without regard to the period for which a U.S. Stockholder has held his shares of NGP Common Stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that NGP makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his shares of NGP Common Stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his shares taxable as capital gains (provided that the shares have been held as a capital asset). Dividends declared by NGP in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by NGP and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by NGP on or before January 31 of the following calendar year. U.S. Stockholders may not include in their own income tax returns any net operating losses or capital losses of NGP.

  Distributions made by NGP and gain arising from the sale or exchange by a U.S. Stockholder of shares of NGP Common Stock will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by NGP (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment income limitation. Gain arising from the sale or other disposition of NGP Common Stock, however, will not be treated as investment income unless the U.S. Stockholder elects to reduce the amount of such U.S. Stockholder's total net capital gain eligible for the 28% maximum capital gains rate by the amount of such gain with respect to such NGP Common Stock.

  Upon any sale or other disposition of NGP Common Stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares of NGP Common Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Stockholder as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of NGP Common Stock that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Stockholder from NGP which were required to be treated as long-term capital gains.

  Backup Withholding. NGP will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide NGP with his correct taxpayer identification number may also be subject to

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

penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, NGP may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to NGP. See "Taxation of Non-U.S. Stockholders--Withholding."

  For a discussion of certain of the material federal income tax consequences to foreign holders from acquiring, holding and disposing of NGP Common Stock, see "Taxation of Non-U.S. Stockholders".

TAXATION OF AN INVESTMENT IN NGP BY TAX-EXEMPT STOCKHOLDERS

  The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares of NGP Common Stock as "debt financed property" within the meaning of the Code and such shares are not otherwise used in a trade or business, the dividend income from NGP will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of NGP Common Stock will not constitute UBTI unless such tax-exempt shareholder has held such shares as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.

  For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in NGP will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in NGP. Such prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

  Notwithstanding the above, however, the Omnibus Budget Reconciliation Act of 1993 (the "1993 Act") provides that, effective for taxable years beginning in 1994, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code, and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

  A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code (added by the 1993 Act) provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or (b) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts.

TAX ASPECTS OF THE OPERATING PARTNERSHIP AND ROYAL GOLF

  In General. Substantially all of NGP's investments are held indirectly through the Operating Partnership, and a portion of the Operating Partnership's investments are held indirectly through Royal Golf (collectively, with the Operating Partnership, the "Partnerships"). In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. NGP includes and will continue to include in

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

its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, NGP will include its proportionate share of assets held by the Operating Partnership, including the Operating Partnership's proportionate share of the assets held by Royal Golf. See "Taxation of NGP as a REIT."

  Entity Classification. NGP's interest in the Partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of either of the Partnerships as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If either of the Partnerships was treated as an association, such partnership would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of NGP's assets and items of gross income would change and preclude NGP from satisfying the asset tests and possibly the income tests (see "Taxation of NGP as a REIT--Asset Tests" and "--Income Tests"), and in turn would prevent NGP from qualifying as a REIT. See "Taxation of NGP as a REIT--Failure of NGP to Remain Qualified as a REIT" above for a discussion of the effect of NGP's failure to meet such tests for a taxable year. In addition, a change in either of the Partnerships' status for tax purposes might be treated as a taxable event in which case NGP might incur a tax liability without any related cash distributions.

  An organization formed as a partnership will be treated as a partnership for federal income tax purposes, rather than as a corporation, only if it has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes. These four characteristics are (i) continuity of life, (ii) centralization of management, (iii) limited liability and (iv) free transferability of interests. NGP has not requested, and does not intend to request, a ruling from the IRS that either of the Partnerships will be treated as a partnership for federal income tax purposes. However, in connection with the closing of the Asset Purchase and Merger, Latham & Watkins is opining that, based on the provisions of the applicable partnership agreements and certain factual assumptions and representations contained in the Officer's Certificate, each of the Operating Partnership and Royal Golf will be treated as a partnership for federal income tax purposes (and not as an association or a publicly traded partnership taxable as a corporation). Unlike a private letter ruling, an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership or Royal Golf as a partnership for federal income tax purposes. If such challenge were sustained by a court, the Operating Partnership or Royal Golf could be treated as a corporation for federal income tax purposes.

  Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

  If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnerships' allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

  Basis in Operating Partnership Interest. NGP's adjusted tax basis in its interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property (including the Purchased Assets) contributed to the Operating Partnership by NGP, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and
(b) its allocable share of indebtedness of the Operating Partnership and (iii) will be reduced, but not below zero, by NGP's allocable share of (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to NGP and (c) by constructive distributions resulting from a reduction in NGP's share of indebtedness of the Operating Partnership.

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

  If the allocation of NGP's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of NGP's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that NGP has adjusted tax basis in its interest in the Operating Partnership. To the extent that the Operating Partnership's distributions, or any decrease in NGP's share of the indebtedness of the Operating Partnership (such decreases being considered a constructive cash distribution to the partners), exceeds NGP's adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to NGP. Such taxable income will normally be characterized as a capital gain, and if NGP's interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), such distributions and constructive distributions will constitute long-term capital gain.

  The Operating Partnership's adjusted tax basis in Royal Golf and the allocations of income and loss, and the treatment of distributions by, Royal Golf will be subject to rules similar to those described above with respect to NGP's interest in the Operating Partnership.

TAXATION OF NON-U.S. STOCKHOLDERS

  In General. The rules governing United States income, gift and estate taxation of foreign entities and individuals who are neither citizens nor residents of the United States are complex. They depend not only upon United States federal and state income, gift and estate tax principles, but also upon the treaties, if any, between the United States and the country of the nonresident investor. Accordingly, no attempt will be made in this Joint Proxy Statement-Prospectus to provide more than a brief summary of certain of the material United States federal income tax consequences to foreign holders of GEI Common Stock resulting from the Merger and the ownership and disposition of NGP Common Stock. This discussion assumes that NGP qualifies for taxation as a REIT. In addition, this discussion is based on current law, which is subject to change. EACH FOREIGN HOLDER OF GEI COMMON STOCK SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES RESULTING FROM THE MERGER, THE OWNERSHIP OF NGP COMMON STOCK AND THE OPERATION OF NGP UNDER THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX LAWS APPLICABLE TO SUCH HOLDERS, INCLUDING ANY REPORTING REQUIREMENTS. As used herein, the term "Non-U.S. Stockholder" means a stockholder that is not a U.S. Stockholder, as defined in "Taxation of an Investment in NGP by Taxable U.S. Stockholders--In General" above.

  Gain on Disposition of GEI Common Stock. For United States federal income tax purposes, the characterization of the consideration received upon a Non-U.S. Stockholder's disposition of his or her GEI Common Stock pursuant to the Merger will be determined under the same principles that would apply if such holder were a U.S. Stockholder. Accordingly, depending on whether the Redemption of the GEI Common Stock meets one or more of the three tests under
Section 302 of the Code, the Redemption would be treated as a sale or exchange of such stock, resulting in capital gain or loss to the Non-U.S. Stockholder, or alternatively, would be treated as a distribution with respect to such stock. For a discussion of the tax consequences if the Redemption meets none of the three tests under Section 302 of the Code, see "Taxation of Non-U.S. Stockholders--Distributions" below. In addition, proceeds paid pursuant to the Merger may be subject to withholding. See "Taxation of Non-U.S. Stockholders-- Withholding" below. Assuming Non-U.S. Stockholders do not constructively own any of the GEI Common Stock owned by Mr. Price after the Merger, it is expected that each Non-U.S. Stockholder will recognize gain or loss upon the Redemption and Sale of his or her GEI Common Stock equal to the difference between the amount of cash plus the fair market value of the NGP Common Stock received by the Non-U.S. Stockholder in the Merger and such stockholder's tax basis in the GEI Common Stock disposed of pursuant to the Merger. See "Certain Tax Consequences to GEI Stockholders."

  A Non-U.S. Stockholder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of GEI Common Stock pursuant to the Merger unless (i) subject to the exception discussed below, GEI is or has been (which is believed to be the case), a "United States real property holding corporation" (a "USRPHC") within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year

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

period preceding such disposition or such Non-U.S. Stockholder's holding period (the "Required Holding Period"), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Stockholder and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Stockholder, (iii) the Non-U.S. Stockholder is an individual who holds GEI Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual or (iv) the Non-U.S. Stockholder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates. If an individual Non-U.S. Stockholder falls under clauses (ii) or (iv) above, he or she will be taxed on his or her net gain derived from the disposition of GEI Common Stock under regular U.S. federal income tax rates. If the individual Non-U.S. Stockholder falls under clause (iii) above, he or she will be subject to a flat 30% tax on the gain derived from the disposition of GEI Common Stock which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-U.S. Stockholder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated U.S. federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

  A corporation is generally a USRPHC if the fair market value of its United States real property interests ("USRPIs") equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. GEI believes that it is currently a USRPHC; however, a Non-U.S. Stockholder would generally not be subject to tax, or withholding in respect of such tax, on gain from a sale or other disposition of GEI Common Stock by reason of GEI's USRPHC status if the GEI Common Stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the NYSE) during the calendar year in which such sale or disposition occurs provided that such Non-U.S. Stockholder does not own, actually or constructively, GEI Common Stock with a fair market value in excess of 5% of the fair market value of all GEI Common Stock outstanding at any time during the Required Holding Period. While not free from doubt, GEI believes that the GEI Common Stock will be treated as regularly traded.

  If GEI is or has been a USRPHC within the Required Holding Period, and if a Non-U.S. Stockholder owns in excess of 5% of the fair market value of GEI Common Stock (as described in the preceding paragraph), such Non-U.S. Stockholder will be subject to U.S. federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such GEI Common Stock (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations). In addition, if GEI is or has been a USRPHC within the Required Holding Period and if the GEI Common Stock were not treated as regularly traded, a Non-U.S. Stockholder (without regard to its ownership percentage) is subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on a sale or other disposition of GEI Common Stock and will be further subject to FIRPTA tax to the extent such tax is in excess of the amounts withheld. Any amounts withheld pursuant to such withholding tax will be creditable against such Non-U.S. Stockholder's U.S. federal income tax liability. Each Non-U.S. Stockholder is urged to consult his or her own tax advisor concerning the potential applicability of these provisions.

  Sale of NGP Common Stock. Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of shares of NGP Common Stock generally will not be subject to United States taxation unless such shares constitute a USRPI within the meaning of FIRPTA. The NGP Common Stock will not constitute a USRPI so long as NGP is a "domestically-controlled REIT." A "domestically-controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. NGP believes that at the closing of the Asset Purchase and the Merger it will be a "domestically-controlled REIT." However, because the shares of NGP Common Stock are and will continue to be publicly traded, no assurance can be given that NGP is or will continue to be a "domestically-controlled

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

REIT." If NGP does not qualify as or ceases to be a "domestically-controlled REIT," whether gain arising from the sale or exchange by a Non-U.S. Stockholder of shares of NGP Common Stock would be subject to United States taxation under FIRPTA as a sale of a USRPI will depend on whether the shares are regularly traded on an established securities market and on the size of the selling Non-U.S. Stockholder's interest in NGP. See "Taxation of Non-U.S. Stockholders--Gain on Disposition of GEI Common Stock," above. A Non-U.S. Stockholder's gain on the sale or exchange of shares of NGP Common Stock will be subject to taxation under FIRPTA or other provisions of the U.S. federal income tax under the conditions and in the same manner described above under "--Gain on Disposition of GEI Common Stock."

  Distributions. If the Redemption of the GEI Common Stock pursuant to the Merger does not meet any of the tests under Section 302 of the Code, it will be treated as a distribution. Similarly, distributions by NGP to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by NGP of USRPIs nor designated by NGP as capital gains dividends will be treated as distributions. Such distributions will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of GEI or NGP, respectively. Dividends that are effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends and are generally not subject to withholding. Otherwise, such distributions ordinarily will be subject to withholding, as discussed in "Taxation of Non-U.S. Stockholders-- Withholding" below. Any such dividends received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. Under proposed Treasury Regulations, not currently in effect, however, a Non-U.S. Stockholder who wished to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as NGP. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption discussed above.

  Distributions in excess of current or accumulated earnings and profits of GEI or NGP, as the case may be, will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stockholder's GEI Common Stock or NGP Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's GEI Common Stock or NGP Common Stock, they will give rise to gain from the sale or exchange of his stock, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits.

  Distributions to a Non-U.S. Stockholder that are designated by NGP at the time of distribution as capital gains dividends (other than those arising from the disposition of a USRPI) generally will not be subject to United States federal income taxation, unless (i) investment in the NGP Common Stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as domestic stockholders with respect to such distribution (except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

  Distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by NGP of USRPIs will cause the Non-U.S. Stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Stockholders would thus generally be taxed at the same rates applicable to domestic stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). NGP is required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability. Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Stockholder that is a corporation, as discussed above.

  Partnerships, Trusts and Estates. A partner in a foreign partnership or a beneficiary of a foreign trust or estate may be subject to U.S. federal income tax on gain realized or dividends received with respect to GEI Common Stock and NGP Common Stock by such partnership, trust or estate (even though that entity may not be subject to tax) if (i) the partner or beneficiary is subject to U.S. federal income tax because of its own status, such as a United States resident or a foreign person engaged in a trade or business in the United States whose gain (or dividend) is effectively connected with that trade or business, or (ii) the partner or beneficiary is a nonresident alien individual or foreign corporation and the gain (or dividend) of the partnership, estate or trust is effectively connected with the conduct of a trade or business within the United States by such partnership, estate or trust.

  Federal Estate Tax. Shares of GEI Common Stock or NGP Common Stock owned or treated as owned by an individual Non-U.S. Stockholder at the time of his or her death will be includible in his or her estate for U.S. estate tax purposes unless an applicable estate tax treaty provides otherwise.

  Withholding. Under the withholding rules that apply with respect to FIRPTA tax discussed above, GEI will deduct and withhold federal income tax at a rate of 10% from gross proceeds paid pursuant to the Merger to a holder of GEI Common Stock unless at the Effective Time (i) such stockholder provides GEI with an affidavit stating, under penalties of perjury, the stockholder's taxpayer identification number and that the stockholder is not a foreign person as defined in the Code (a "Nonforeign Affidavit"), or (ii) GEI determines, in its sole and absolute discretion, that GEI Common Stock is regularly traded on an established securities market as defined in Section 1445(b)(6) of the Code and that the stockholder does not own (actually or constructively) more than 5% of the GEI Common Stock, or (iii) the Non-U.S. Stockholder proves to the satisfaction of GEI or GEI otherwise reasonably determines that gross proceeds paid to a Non-U.S. Stockholder represent a dividend distribution with respect to the Non-U.S. Stockholder. However, GEI will not refrain from withholding the amount and in the manner described above if GEI at the Effective Time (i) has actual knowledge that the Nonforeign Affidavit of a holder of GEI Common Stock is false or (ii) receives a notice from an agent of a holder of GEI Common Stock that such Nonforeign Affidavit is false, unless another exception is met.

  If it is determined that gross proceeds paid to a Non-U.S. Stockholder pursuant to the Redemption portion of the Merger represent a dividend distribution, GEI will withhold federal income tax at a rate of 30% from gross proceeds paid pursuant to the Redemption portion of the Merger to a Non-U.S. Stockholder or his agent, unless GEI determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the Non-U.S. Stockholder within the United States. Without definite knowledge to the contrary, GEI will determine whether a holder of GEI Common Stock is a Non-U.S. Stockholder by reference to the stockholder's address. A Non-U.S. Stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder
(i) can prove that the gross proceeds received were not a dividend, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and GEI withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Merger are effectively connected with the conduct of a trade or business by a Non-U.S. Stockholder within the United States or that the Non-U.S. Stockholder is entitled to the benefits of a tax treaty, the Non-U.S. Stockholder must deliver to GEI (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Non-U.S. Stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

  Backup Withholding and Information Reporting. Backup withholding tax and information reporting will apply to the proceeds of a sale of NGP Common Stock and the disposition of GEI Common Stock pursuant to the Merger paid to or through a U.S. office of a broker unless the disposing holder certifies under penalties of perjury that the stockholder is a Non-U.S. Stockholder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of the proceeds of a sale of NGP Common Stock or GEI Common Stock if the payment is made outside the United States through a foreign office of a foreign broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of NGP Common Stock or GEI Common Stock outside the United States if (A) the payment is made through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" (generally, a foreign corporation controlled by United States stockholders) for U.S. federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a Non-U.S. Stockholder and that certain other conditions are met, or that the holder otherwise is entitled to an exemption. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

  NGP and GEI must report annually to the IRS and to each Non-U.S. Stockholder the amount of dividends paid to and the tax withheld, if any, with respect to such stockholder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Stockholder resides.

  Dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate and dividends that are effectively connected with the conduct of a trade or business in the United States (if certain certification and disclosure requirements are met) are exempt from backup withholding of U.S. federal income tax. Backup withholding will therefore generally not apply to gross payments received by GEI stockholders pursuant to the Merger or dividends paid on shares of NGP or GEI Common Stock to a Non-U.S. Stockholder at an address outside the United States. In addition, backup withholding tax and information reporting will generally not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (i) capital gains dividends or (ii) distributions attributable to gain from the sale or exchange by NGP or GEI of USRPIs.

  To prevent United States federal income tax backup withholding equal to 31% of the gross payments made pursuant to the Merger, each Non-U.S. Stockholder tendering GEI Common Stock must submit a properly completed form W-8 (which may be obtained from the Exchange Agent) in order to prevent backup withholding.

  The backup withholding and information reporting rules are under review by the United States Treasury, and their application to the NGP Common Stock could be changed prospectively by future Treasury Regulations.

  Each Non-U.S. Stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

OTHER TAX CONSEQUENCES

  NGP and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of NGP and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in NGP.

                            APPOINTMENT OF AUDITORS

  Coopers & Lybrand L.L.P. audited NGP's financial statements for the year ended December 31, 1995 and has been NGP's auditors since NGP's formation in 1993. The NGP Board of Directors have selected the firm of Coopers & Lybrand L.L.P. as independent accountants for NGP for the fiscal year ending December 31, 1996. A representative of Coopers & Lybrand L.L.P. is expected to be present at the NGP Annual Meeting with an opportunity to make a statement if he desires to do so, and such representative is expected to be available to respond to appropriate questions.

  KPMG Peat Marwick LLP audited GEI's financial statements for the year ended December 31, 1995. It is expected that a representative of KPMG Peat Marwick LLP will be present at the GEI Special Meeting to respond to appropriate questions of stockholders and to make a statement if such representative desires.

                             STOCKHOLDER PROPOSALS

  The proxy rules adopted by the SEC provide that certain proposals by NGP stockholders must be included in the proxy statement for NGP's Annual Meeting. For a proposal to be considered for inclusion in next year's proxy statement, it must be received by NGP no later than February 26, 1997.

  NGP stockholders may also bring business for consideration at next year's NGP Annual Meeting (the "1997 Meeting"). In addition to any other applicable requirements, the NGP Bylaws provide that in order for business to be properly brought before the 1997 Meeting by a stockholder, the stockholder must give notice of such business in writing to the secretary of NGP. The notice must be delivered to or mailed and received at the principal executive offices of NGP, not less than fifty days nor more than seventy-five days prior to the 1997 Meeting; provided, however that in the event that less than sixty-five days' notice or prior public disclosure of the date of the 1997 Meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the fifteenth day following the day on which such notice of the date of the 1997 Meeting was mailed or such public disclosure was made, whichever first occurs. A stockholder's notice to the secretary shall set forth (a) as to each matter the stockholder proposes to bring before the 1997 Meeting (i) their reasons for conducting such business at the 1997 Meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class, series and number of shares of NGP which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder and (ii) the class and number of shares of capital stock of NGP which are beneficially owned by the stockholder. Any stockholder business not meeting these requirements will not be brought before next year's Annual Meeting.

  If the Merger is not consummated, GEI will hold its 1996 Annual Meeting as soon as practicable following termination of the Acquisition Agreement. In order for a stockholder proposal to be included in GEI's proxy statement and the form of proxy on matters appropriate for stockholder action consistent with the Regulations of the SEC, stockholder proposals must have been received by GEI a reasonable time before GEI's 1996 Annual Meeting.

                                 OTHER MATTERS

  The Board of Directors of NGP knows of no matters to be presented at the NGP Annual Meeting other than those described in this Joint Proxy Statement-- Prospectus. The Board of Directors of GEI knows of no matters to be presented at the GEI Special Meeting other than those described in the Joint Proxy Statement--Prospectus. Other business may properly come before the NGP Annual Meeting or GEI Special Meeting, and in that event it is the intention of the persons named in the accompanying proxy to vote in accordance with their judgment on such matters.

  NGP's Annual Report to Stockholders, including NGP's audited financial statements for the year ended December 31, 1995, is being mailed herewith to all NGP stockholders of record. Included with NGP's Annual Report is a copy of NGP's annual report on Form 10-K, including financial statements of AGC, for the year ended December 31, 1995, as amended, as filed with the Securities and Exchange Commission.

                                LEGAL OPINIONS

  The validity of the shares of NGP Common Stock to be issued in connection with the Asset Purchase and Merger will be passed upon by Latham & Watkins, Washington, D.C. Certain tax consequences of the Asset Purchase and Merger also will be passed upon by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements of Golf Enterprises, Inc. and subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of National Golf Properties, Inc. as of December 31, 1995 and 1994 and for the years then ended and the period August 18, 1993 to December 31, 1993 and the combined financial statements of Golf Properties Group (predecessor affiliates) for the period January 1, 1993 to August 17, 1993, have been incorporated by reference herein and in the Registration Statement in reliance upon the report by Coopers & Lybrand L.L.P., independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The combined financial statements of GEI's Business Related to the Purchased Assets as of and for the year ended December 31, 1995 have been included herein and in the Registration Statement in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, included elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of American Golf Corporation and Subsidiaries as of December 31, 1995 and 1994 and for the years then ended and the ten month period ended December 31, 1993 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Willow Fork Country Club (a division of Wheatstone Development Company) as of December 31, 1994 and 1993 and for the years then ended, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             INDEX OF DEFINED TERMS

                                TERM                                  DEFINITION
                                ----                                  ----------
Accelerated Options..................................................       2
Acquisition Agreement................................................       i
Acquisition Proposal.................................................      34
Additional Rent......................................................      42
Affiliate Agreement..................................................      45
affiliates...........................................................      44
AGC..................................................................    viii
AGC 401(k) Plan......................................................      41
Agreement to Lease...................................................      41
Analyses.............................................................      22
Antitrust Division...................................................      44
Asset Purchase.......................................................       i
Asset Purchase Consideration.........................................      29
Average NGP Common Stock Price.......................................      29
Base Rent............................................................      42
Beneficiary..........................................................      92
Blackout Period......................................................      40
broker non-votes.....................................................      10
Built-In Gain........................................................     107
Built-In Gain Asset..................................................     107
business combination.................................................      93
capital assets.......................................................     103
Cash Consideration...................................................      29
Change of Control....................................................      90
Closing Date.........................................................      29
Code.................................................................       3
Commitment Fee.......................................................      38
Comparable Group.....................................................      27
Comparable Transactions..............................................      27
Compensation Committee...............................................      79
control shares.......................................................      93
control share acquisition............................................      93
Course Revenue.......................................................      42
CPI..................................................................      42
Credit Agreement.....................................................      70
derivative action....................................................      43
Dissenting Shares....................................................      29
domestically-controlled REIT.........................................     115
EBITDA...............................................................      24
Effective Time.......................................................      32
Election Proposal....................................................       i
Engagement Letter....................................................      25
Exchange Act.........................................................      ii
Exchange Agent.......................................................      30
FIRPTA tax...........................................................     115
First Amendment......................................................     xiv
Forms................................................................      44
FTC..................................................................      44

                                TERM                                  DEFINITION
                                ----                                  ----------
GAAP.................................................................    xviii
GEI..................................................................        i
GEI Acquisitions.....................................................       24
GEI Articles.........................................................       42
GEI Board of Directors...............................................       ix
GEI Bylaws...........................................................       42
GEI Common Stock.....................................................        i
GEI Options..........................................................       xv
GEI Proposal.........................................................       ix
GEI Special Meeting..................................................        i
GEI 401(k) Plan......................................................       41
GPG..................................................................       xx
Growth Scenario......................................................       26
GTC II...............................................................        7
GTC III..............................................................        7
GTCR L.P.............................................................       14
High-Growth Consolidators............................................       27
HSR Act..............................................................    xviii
Independent Committee................................................      xiv
Independent Directors................................................        9
Interested Kansas Stockholder........................................      101
Interested Maryland Stockholder......................................      101
interested stockholder...............................................       93
IRS..................................................................        3
JCG..................................................................   xxviii
Kansas Court.........................................................       46
Kaufman..............................................................       78
KGCC.................................................................     xiii
Low-Growth Companies.................................................       27
LTM Cash Flow........................................................       27
LTM Net Income.......................................................       27
LTM Operating Income.................................................       27
Merger...............................................................        i
Merger Consideration.................................................       ix
MGCL.................................................................       90
Montgomery...........................................................       xv
Named Executive Officers.............................................       80
NAREIT...............................................................      xxi
Nasdaq...............................................................    xviii
net capital gain.....................................................      105
New Lease............................................................     xvii
Newco................................................................        i
Newco Common Stock...................................................       30
NGF..................................................................       70
NGP..................................................................        i
NGP Acquisitions.....................................................       24
NGP Annual Meeting...................................................        i
NGP Articles.........................................................       99

                                TERM                                  DEFINITION
                                ----                                  ----------
NGP Board of Directors...............................................      ix
NGP Bylaws...........................................................      99
NGP Common Stock.....................................................       i
NGP Proposals........................................................      ix
1991 Recapitalization................................................    xxix
1993 Act.............................................................     112
1997 Meeting.........................................................     119
No-Growth Scenario...................................................      26
Nonforeign Affidavit.................................................     117
Non-U.S. Stockholder.................................................     114
NYSE.................................................................      ix
OP Limited Partners..................................................      90
OP Partnership Agreement.............................................      90
OP Units.............................................................      xi
Operating Partnership................................................    viii
Opinion..............................................................      22
Option Golf Courses..................................................       8
Option Settlement Amount.............................................      30
Other Revenue........................................................      42
Ownership Limit......................................................       4
Partnerships.........................................................     112
pension held REIT....................................................     112
Performance Target...................................................      84
Person...............................................................      34
Piggyback Registration...............................................      40
Preferred Stock......................................................      90
President............................................................      84
Price Trust..........................................................    viii
Principal Stockholders...............................................      14
Prior Acquisitions...................................................      24
Prior Leases.........................................................      24
Prohibited Owner.....................................................      92
Prohibited Transferee................................................      92
Purchased Assets.....................................................       i
Recognition Period...................................................     107
Redemption...........................................................     104

                                TERM                                  DEFINITION
                                ----                                  ----------
reference rate.......................................................      38
Registrable Securities...............................................      40
Registration Rights Agreement........................................      40
Registration Statement...............................................       i
REIT.................................................................    viii
REIT Limit...........................................................      38
Related Party Tenant.................................................     108
Representatives......................................................      39
Required Holding Period..............................................     115
Revolving Credit Facility............................................      65
Royal Golf...........................................................    viii
RTC..................................................................      83
Sale.................................................................     104
SEC..................................................................       i
Securities Act.......................................................       i
Shortfall Scenario...................................................      28
Statement No. 121....................................................      66
Statement No. 123....................................................      66
Stock Consideration..................................................      30
Stock Issuance.......................................................      ix
Stock Issuance Proposal..............................................       i
Stock Option Plans...................................................      21
Stockholder Agreement................................................      38
Stockholder Notice Procedure.........................................      94
Stockholder Termination Fee..........................................      40
Surviving Corporation................................................      ix
Termination Fee......................................................      37
Termination Fee Agreement............................................      40
Treasury Regulations.................................................       3
UBTI.................................................................     112
USRPHC...............................................................     114
USRPIs...............................................................     115
U.S. Stockholder.....................................................     111
Vested Options.......................................................       2
William Blair........................................................     xvi

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
GEI CONSOLIDATED FINANCIAL STATEMENTS:
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets as of March 31, 1996 (unaudited), December
   31, 1995 and 1994......................................................  F-3
  Consolidated Statements of Operations for the Three Months Ended March
   31, 1996 and 1995 (unaudited) and the Years Ended December 31, 1995,
   1994 and 1993..........................................................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit) for the Three
   Months Ended
   March 31, 1996 (unaudited) and the Years Ended December 31, 1995, 1994 and 1993...............................................................  F-5
  Consolidated Statements of Cash Flows for the Three Months Ended March
   31, 1996 and 1995 (unaudited) and the Years Ended December 31, 1995,
   1994 and 1993..........................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS COMBINED FINANCIAL
 STATEMENTS:
  Report of Independent Accountants....................................... F-21
  Combined Balance Sheets as of March 31, 1996 (unaudited) and December
   31, 1995............................................................... F-22
  Combined Statements of Operations for the Three Months Ended March 31,
   1996 and 1995 (unaudited) and the Year Ended December 31, 1995......... F-23
  Combined Statements of Equity for the Three Months Ended March 31, 1996
   (unaudited) and the Year Ended December 31, 1995....................... F-24
  Combined Statements of Cash Flows for the Three Months Ended March 31,
   1996 and 1995 (unaudited) and the Year Ended December 31, 1995......... F-25
  Notes to Combined Financial Statements.................................. F-26
WILLOW FORK COUNTRY CLUB FINANCIAL STATEMENTS:
  Independent Auditors' Report............................................ F-33
  Balance Sheets as of June 28, 1995 (unaudited) and December 31, 1994 and
   1993................................................................... F-34
  Statements of Operations for the six months ended June 28, 1995 (unau-
   dited) and June 30, 1994 (unaudited) and the years ended December 31,
   1994 and 1993.......................................................... F-35
  Statements of Division Equity for the six months ended June 28, 1995
   (unaudited) and the years ended December 31, 1994 and 1993............. F-36
  Statements of Cash Flows for the six months ended June 28, 1995 (unau-
   dited) and June 30, 1994 (unaudited) and the years ended December 31,
   1994 and 1993.......................................................... F-37
  Notes to Financial Statements........................................... F-38
NEWCO:
  Description of Newco.................................................... F-40

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Golf Enterprises, Inc.:

  We have audited the accompanying consolidated balance sheets of Golf Enterprises, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golf Enterprises, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Dallas, Texas
February 23, 1996

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                           MARCH 31,  DECEMBER 31, DECEMBER 31,
                                             1996         1995         1994
                                          ----------- ------------ ------------
                                          (UNAUDITED)
                 ASSETS
Current assets:
  Cash and cash equivalents..............  $  2,663     $  1,286     $  4,723
  Accounts and notes receivable, net
   (note 2(i))...........................     8,308        8,777        4,161
  Inventories............................     3,347        3,092        2,273
  Prepaid expenses.......................     2,230        1,765        1,264
                                           --------     --------     --------
    Total current assets.................    16,548       14,920       12,421
Property and equipment, net (note 4).....    95,332       95,733       79,660
Debt issuance costs, net.................     1,086        1,149          979
Goodwill, net (notes 2(e) and 3(b))......     3,849        3,881        4,007
Other assets, net (note 5)...............     6,560        6,179        5,827
                                           --------     --------     --------
                                           $123,375     $121,862     $102,894
                                           ========     ========     ========
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................  $  5,671     $  4,000     $  1,965
  Accrued liabilities....................     1,328        3,375        1,721
  Current portion of long-term debt (note
   6)....................................     2,329        2,297        1,739
  Current portion of deferred income.....     4,065        4,292        1,630
                                           --------     --------     --------
    Total current liabilities............    13,393       13,964        7,055
Long-term debt, less current portion
 (note 6)................................    59,082       59,375       50,653
Deferred income, less current portion....     1,556        1,782        2,110
Other long-term liabilities..............     1,055        1,029          907
Deferred income taxes (notes 3(b) and
 7)......................................     3,578        3,578        3,578
Stockholders' equity (notes 1(b), 8, 9,
 10 and 11):
  Preferred stock, $1.00 par value;
   5,000,000 shares authorized, none
   issued and outstanding................       --           --           --
  Common stock, $.01 par value;
   20,000,000 shares authorized,
   6,585,482, 6,489,412 and 6,475,932
   shares issued and outstanding at March
   31, 1996,
   December 31, 1995 and 1994,
   respectively..........................        66           65           65
  Additional paid-in capital.............    61,322       60,488       60,332
  Accumulated deficit....................   (16,257)     (17,999)     (21,386)
                                           --------     --------     --------
                                             45,131       42,554       39,011
  Notes receivable from stockholders.....      (420)        (420)        (420)
                                           --------     --------     --------
    Total stockholders' equity...........    44,711       42,134       38,591
Commitments and contingencies (notes 6,
 10, 12, 15 and 16)
                                           --------     --------     --------
                                           $123,375     $121,862     $102,894
                                           ========     ========     ========

          See accompanying notes to consolidated financial statements.

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   THREE MONTHS ENDED
                                        MARCH 31,      YEAR ENDED DECEMBER 31,
                                   ------------------- ------------------------
                                     1996      1995     1995    1994     1993
                                   --------- --------- ------- -------  -------
                                       (UNAUDITED)
Operating revenue:
  Green fees and practice
   facility fees ................  $   7,616 $   5,858 $23,603 $17,835  $12,465
  Dues and initiation fees.......      6,339     4,022  20,259   7,640    6,238
  Golf cart rentals..............      3,194     2,395  12,321   9,139    7,923
  Food and beverage sales........      3,066     2,203  13,501   7,696    7,140
  Pro shop sales.................      2,201     1,609   8,522   5,340    3,679
  Other, including management
   fees..........................        475       257   1,984   1,032      959
                                   --------- --------- ------- -------  -------
   Total operating revenue.......     22,891    16,344  80,190  48,682   38,404
                                   --------- --------- ------- -------  -------
Costs and expenses:
  Payroll and benefits:
   Services provided and
    rentals......................      2,591     1,908   9,735   5,890    4,174
   Food, beverage and pro shop...      1,954     1,279   6,891   3,682    2,765
   Other.........................      1,975     1,713   7,107   4,242    3,784
  Cost of merchandise sold:
   Food and beverage.............      1,194       766   4,733   2,621    2,504
   Pro shop......................      1,448       956   5,833   3,745    2,460
  Depreciation and amortization..      2,094     1,722   6,871   4,802    4,089
  Rent (note 12).................      2,962     1,798   6,759   4,822    3,048
  Other (note 13)................      5,586     4,650  23,675  13,286   11,371
                                   --------- --------- ------- -------  -------
                                      19,804    14,792  71,604  43,090   34,195
                                   --------- --------- ------- -------  -------
   Operating income..............      3,087     1,552   8,586   5,592    4,209
Interest expense, net............      1,288     1,225   5,090   3,996    4,801
                                   --------- --------- ------- -------  -------
   Income (loss) before income
    taxes and extraordinary
    item.........................      1,799       327   3,496   1,596     (592)
Income taxes (note 7)............         57        22     109      50       52
                                   --------- --------- ------- -------  -------
   Income (loss) before
    extraordinary item...........      1,742       305   3,387   1,546     (644)
Extraordinary item--loss on early
 extinguishment of debt (notes
 1(b) and 2(d))..................        --        --      --   (2,638)     --
                                   --------- --------- ------- -------  -------
   Net income (loss).............      1,742       305   3,387  (1,092)    (644)
Preferred stock dividends and
 accretion to mandatory
 redemption value (note 1(b))....        --        --      --    1,234    1,745
                                   --------- --------- ------- -------  -------
   Net income (loss) attributable
    to common stockholders.......  $   1,742 $     305 $ 3,387 $(2,326) $(2,389)
                                   ========= ========= ======= =======  =======
Per share data (note 2(m)):
  Income (loss) per common share
   before extraordinary item.....  $    0.26 $    0.05 $  0.51 $  0.33  $ (0.09)
  Extraordinary item.............        --        --      --    (0.50)     --
                                   --------- --------- ------- -------  -------
  Net income (loss) per common
   share.........................  $    0.26 $    0.05 $  0.51 $ (0.17) $ (0.09)
                                   ========= ========= ======= =======  =======
  Weighted average number of
   common shares outstanding.....      6,712     6,673   6,688   5,283    3,690
                                   ========= ========= ======= =======  =======

          See accompanying notes to consolidated financial statements.

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

   THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED) AND YEARS ENDED DECEMBER 31,
                              1995, 1994 AND 1993
                                 (IN THOUSANDS)

                            COMMON STOCK
                          ---------------- ADDITIONAL             NOTES RECEIVABLE      TOTAL
                           NUMBER           PAID-IN   ACCUMULATED       FROM        STOCKHOLDERS'
                          OF SHARES AMOUNT  CAPITAL     DEFICIT     STOCKHOLDERS   EQUITY (DEFICIT)
                          --------- ------ ---------- ----------- ---------------- ----------------
Balances at December 31,
 1992...................      429    $ 4    $   961    $(16,671)       $ --            $(15,706)
Preferred stock
 dividends and accretion
 to mandatory redemption
 value..................      --      --        --       (1,745)         --              (1,745)
Net loss................      --      --        --         (644)         --                (644)
                            -----    ---    -------    --------        -----           --------
Balances at December 31,
 1993...................      429      4        961     (19,060)         --             (18,095)
Preferred stock
 dividends and accretion
 to mandatory redemption
 value..................      --      --        --       (1,234)         --              (1,234)
Net loss................      --      --        --       (1,092)         --              (1,092)
Proceeds from issuance
 of common stock, net of
 offering costs of
 $1,243,000 (note
 1(b))..................    2,702     27     32,646         --           --              32,673
Conversion of debt to
 common stock (note
 1(b))..................      375      4      3,467         --           --               3,471
Conversion of redeemable
 convertible preferred
 stock to common stock
 (note 1(b))............    2,970     30     23,212         --          (420)            22,822
Compensation expense--
 stock options..........      --      --         46         --           --                  46
                            -----    ---    -------    --------        -----           --------
Balances at December 31,
 1994...................    6,476     65     60,332     (21,386)        (420)            38,591
Net income..............      --      --        --        3,387          --               3,387
Proceeds from exercise
 of stock options (note
 11(c)).................       13     --        130         --           --                 130
Compensation expense--
 stock options..........      --      --         26         --           --                  26
                            -----    ---    -------    --------        -----           --------
Balances at December 31,
 1995...................    6,489     65     60,488     (17,999)        (420)            42,134
Net income..............      --      --        --        1,742          --               1,742
Proceeds from exercise
 of stock options (note
 11(c)).................       96      1        827         --           --                 828
Compensation expense--
 stock options..........      --      --          7         --           --                   7
                            -----    ---    -------    --------        -----           --------
Balances at March 31,
 1996 (unaudited).......    6,585    $66    $61,322    $(16,257)       $(420)          $ 44,711
                            =====    ===    =======    ========        =====           ========

          See accompanying notes to consolidated financial statements.

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                              THREE MONTHS ENDED
                                   MARCH 31,         YEAR ENDED DECEMBER 31,
                              --------------------  ---------------------------
                                1996       1995       1995      1994     1993
                              ---------  ---------  --------  --------  -------
                                  (UNAUDITED)
Cash flows from operating
 activities--net cash
 provided by operating
 activities (note 14).......  $   2,384  $   2,228  $  9,635  $  4,617  $ 4,353
                              ---------  ---------  --------  --------  -------
Cash flows from investing
 activities:
  Capital expenditures......     (1,181)    (1,533)   (8,331)   (3,117)  (4,090)
  Proceeds from disposal of
   assets...................        --         --          3       231      --
  Acquisitions of golf
   courses, net of cash
   acquired (note 3)........        --      (6,136)  (11,483)  (33,073)  (2,945)
                              ---------  ---------  --------  --------  -------
    Net cash used by
     investing activities...     (1,181)    (7,669)  (19,811)  (35,959)  (7,035)
                              ---------  ---------  --------  --------  -------
Cash flows from financing
 activities:
  Issuance of common stock,
   net......................        828        --        130    32,673      --
  Issuance of redeemable
   convertible preferred
   stock....................        --         --        --        --     2,209
  Proceeds from long-term
   debt.....................        --       7,000    11,000    43,000    2,066
  Repayments of long-term
   debt.....................       (641)    (2,453)   (3,931)  (37,570)  (2,544)
  Payment of prepayment
   penalty on long-term debt
   (note 1(b))..............        --         --        --     (1,971)     --
  Debt issuance costs.......        (10)      (297)     (453)   (1,099)    (181)
  Other, net................         (3)         3        (7)       (3)     148
                              ---------  ---------  --------  --------  -------
    Net cash provided by
     financing activities...        174      4,253     6,739    35,030    1,698
                              ---------  ---------  --------  --------  -------
Increase (decrease) in cash
 and cash equivalents.......      1,377     (1,188)   (3,437)    3,688     (984)
Cash and cash equivalents at
 beginning of period........      1,286      4,723     4,723     1,035    2,019
                              ---------  ---------  --------  --------  -------
Cash and cash equivalents at
 end of period..............  $   2,663  $   3,535  $  1,286  $  4,723  $ 1,035
                              =========  =========  ========  ========  =======
Cash paid during the period
 for:
  Interest..................  $   1,306  $     945  $  4,915  $  3,418  $ 3,889
                              =========  =========  ========  ========  =======
  Income taxes..............  $      26  $       9  $    112  $      3  $    53
                              =========  =========  ========  ========  =======


          See accompanying notes to consolidated financial statements.

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) GENERAL

 (a) Operations

  Golf Enterprises, Inc. (the "Company") owns, leases or contracts to manage daily fee (public) golf courses, resort courses and private country clubs and derives revenue from green fees, golf cart rentals, practice facility fees, retail sale of golf merchandise, food and beverages and initiation fees and dues of private members.The Company operated 43 courses at March 31, 1996 and December 31, 1995, and 36 and 27 courses atDecember 31, 1994 and 1993, respectively.

 (b) 1994 Financing Transaction

  During the third quarter of 1994, the Company completed an initial public offering of 2,702,500 shares of its common stock (including the exercise of the underwriter's over-allotment option) and executed a credit agreement (the "Credit Agreement") setting forth the terms and conditions of a new revolving credit facility (as amended, the "Revolving Credit Facility") (see note 6(a)).

  The proceeds realized by the Company totaled $33,916,000 before offering costs. These proceeds, together with $11,000,000 of borrowings under the Revolving Credit Facility, were used to (i) pay all outstanding obligations due to GATX Leasing Corporation, including the outstanding debt balance and accrued interest thereon, an additional liability resulting from the fluctuating value of the underlying property, and a $1,971,000 prepayment penalty associated with the early retirement of the debt (a component of the extraordinary loss in 1994), (ii) retire the senior subordinated notes and the related interest notes and accrued interest thereon, (iii) retire certain notes to stockholders and accrued interest thereon, (iv) retire certain other notes and accrued interest thereon and (v) pay fees and expenses associated with the offering and the Revolving Credit Facility.

  As part of this transaction, the holders of all classes of redeemable convertible preferred stock and the convertible notes of the Company converted such shares and notes into shares of common stock of the Company. In addition, pursuant to agreements between the Company and the holders, accrued but unpaid dividends on the redeemable convertible preferred stock and the interest notes and additional accrued interest related to the convertible notes were paid by delivery of additional shares of common stock.

  On July 13, 1994, the Company effected a common stock split in the form of a 1.32-for-1 common stock dividend. All references to the number of shares of common stock and per share amounts reflect the common stock split.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Basis of Presentation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  The unaudited interim consolidated financial statements as of March 31, 1996 and for the three months ended March 31, 1996 and 1995 have been prepared in accordance with generally accepted accounting principles and include all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results of operations for such periods and financial position at such date. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996.

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 (b) Inventories

  Inventories are stated at the lower of cost (weighted average cost basis) or market, and consist primarily of food, beverages, golf equipment and clothing.

 (c) Property and Equipment

  Property and equipment to be held and used are stated at cost less impairment losses, if any. Property and equipment under capital leases are stated at the lower of the present value of the future minimum lease payments at the beginning of the lease term or the fair value at the inception of the lease.

  Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Property and equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

  When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation and amortization account are relieved, and any gain or loss is included in operations. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of an asset are capitalized.

  The Company periodically reevaluates the propriety of the carrying amounts of its golf course properties to be held and used as well as the amortization period to determine whether current events and circumstances warrant adjustments to the carrying amounts or a revised estimate of the useful life. The Company compares the undiscounted future net cash flows expected to result from the use of each of its properties to the carrying amount of that property to determine whether the Company shall recognize an impairment loss. The Company believes that no impairment has occurred and that no reduction of the estimated useful lives is warranted.

  Property and equipment to be disposed of are stated at the lower of carrying amount or fair value, less costs to sell. See footnote 16 for further discussion.

  All interest cost incurred has been expensed in the accompanying consolidated financial statements.

 (d) Debt Issuance Costs

  Debt issuance costs represent the costs associated with obtaining the Revolving Credit Facility, net of accumulated amortization, and are amortized over its five-year term.

  In connection with the initial public offering, the Company wrote off $667,000 of debt issuance costs related to the debt retired. Such amount is a component of the extraordinary loss in 1994.

 (e) Goodwill

  In connection with the 1994 acquisition of Great American Clubs, Inc. and Affiliate Clubs (see note 3(b)) and the 1989 acquisition of a golf course facility, the Company recorded aggregate goodwill of $4,244,000, representing the excess of the purchase prices over the fair values of the net assets acquired. This amount is being amortized over periods of 18 to 40 years. Goodwill is presented net of accumulated amortization of $395,000, $363,000 and $237,000 as of March 31, 1996 and December 31, 1995 and 1994,
respectively.

  The Company assesses the recoverability of goodwill by determining whether the amortization of the asset balance over its remaining life can be recovered through the undiscounted future operating cash flows of the

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows. The Company believes that no impairment has occurred and that no reduction of the estimated useful lives is warranted.

 (f) Revenue Recognition

  Revenue from green fees, practice facility fees, golf cart rentals and food, beverage and pro shop sales is recognized at the time the facility is used or the date of purchase.

  Membership at certain of the Company's private country clubs requires payment of an up-front, non-refundable initiation fee and subsequent payments of monthly dues. Revenue from initiation fees is recognized at the time of sale, unless uncertainty surrounding collectability exists, and revenue from monthly dues is recognized as earned.

  Revenue from term memberships reflects the advance payment of dues and is deferred and recognized over the term of the membership (ranging from two to twelve years). Revenue from lifetime memberships reflects the advance payment of dues and is deferred and recognized over the expected term of the membership based on historical experience (approximately ten years).

 (g) Lease Arrangements

  The Company generally leases golf courses under terms that provide for a lease payment equal to the greater of a percentage of gross revenues or a minimum annual amount. The aggregate of the minimum annual payments over the term of the lease is expensed on a straight-line basis.

  Certain leases provide for reimbursement of rental payments upon completion of lessor-approved capital improvements. These reimbursements are accounted for as a reduction of rent expense. The related asset is depreciated in accordance with the foregoing policy on property and equipment.

 (h) Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

 (i) Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts and notes receivable for initiation fees and monthly membership dues and expenses incurred by club members. The Company provides an allowance for accounts and notes receivable when factors surrounding the credit risk of a member indicate an impairment in value.

  A summary of allowance activity follows (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                  THREE MONTHS ENDED -------------------------
                                    MARCH 31, 1996    1995     1994     1993
                                  ------------------ -------  -------  -------
Balance at beginning of period..         $194        $   216  $   267  $   399
Provision for doubtful ac-
 counts.........................           16            315       72       55
Write-off of uncollectable ac-
 counts.........................          (28)          (337)    (123)    (187)
                                         ----        -------  -------  -------
Balance at end of period........         $182        $   194  $   216  $   267
                                         ====        =======  =======  =======

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 (j) Fair Value of Financial Instruments

  In accordance with the reporting requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the Company calculates the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made.

 (k) Cash and Cash Equivalents

  The Company considers temporary cash investments purchased with original maturities of three months or less and which are available for use in operations to be cash equivalents.

 (l) Reclassifications

  Certain 1994 and 1993 balances have been reclassified to conform to the current year's presentation.

 (m) Per Share Data

  The weighted average number of common shares outstanding during the three months ended March 31, 1996 and 1995 includes the effect of stock options, using the treasury stock method and the market price per share at the end of the respective periods, as the inclusion of these options has a dilutive effect on net income per common share. The use of the ending market price per share in these periods results in full dilution, as such price exceeds the average market price per share during the respective periods. Primary net income per common share is not materially different from fully diluted net income per common share for the periods.

  The weighted average number of common shares outstanding during the years ended December 31, 1995 and 1994 includes the effect of stock options, using the treasury stock method and the average market price per share, as the inclusion of these options has a dilutive effect on income per common share before extraordinary item. The use of the average market price per share in these periods results in full dilution, as such price exceeds the market price at the end of the respective years.

  The weighted average number of common shares outstanding during 1993 includes the effect of stock options issued in 1994 at prices below the initial public offering price without regard for the antidilutive effect of such options.

  The weighted average number of common shares outstanding in 1994 and 1993 has been adjusted for (i) the retroactive effect of the conversion of the redeemable convertible preferred stock and convertible notes to common stock,
(ii) the issuance of common stock in payment of dividends on the redeemable convertible preferred stock and interest notes and additional accrued interest related to the convertible notes and (iii) the common stock split, as if these events occurred at the beginning of the respective year.

  Net loss attributable to common stockholders used to calculate net loss per common share of $0.17 and income per common share before extraordinary item of $0.33 in 1994 excludes $1,234,000 of preferred stock dividends and accretion to mandatory redemption value for all classes of redeemable convertible preferred stock and $186,000 of interest expense associated with the convertible notes. Net loss attributable to common stockholders used to calculate net loss per common share of $0.09 in 1993 excludes $1,745,000 of preferred stock dividends and accretion to mandatory redemption value for all classes of redeemable convertible preferred stock and $308,000 of interest expense associated with the convertible notes.

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 (n) Use of Estimates

  Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the accompanying consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 (o) Newly Issued Accounting Standards

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), which establishes a fair value based method of accounting for stock-based compensation plans. Entities are encouraged to adopt all provisions of Statement No. 123 and are required to comply with the disclosure requirements of Statement No. 123. Statement No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The adoption of Statement No. 123 as of January 1, 1996 did not have a material effect on the consolidated financial condition or operating results of the Company as the Company did not adopt the value-based measurement concept.

  The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement No. 121"). Statement No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company periodically reevaluates the carrying amounts of its long-lived assets and the related depreciation and amortization periods as discussed in notes 2(c) and 2(e). The adoption of Statement No. 121 as of January 1, 1996 did not have a material effect on the Company's consolidated financial condition or operating results.

 (p) Advertising Costs

  The Company expenses advertising costs as incurred.

(3) ACQUISITIONS

 (a) 1995 Acquisitions

  On February 10, 1995, the Company acquired substantially all of the assets which comprise the Eldorado Country Club ("Eldorado") in McKinney, Texas.

  On June 29, 1995, the Company acquired substantially all of the assets which comprise the Willow Fork Country Club ("Willow Fork") in Katy, Texas.

  The aggregate consideration for these acquisitions was $9,878,000. Funds used for these acquisitions were obtained primarily by loans totalling $7,000,000 under the Revolving Credit Facility.

  A summary of the combined assets acquired and liabilities assumed related to Eldorado and Willow Fork follows (in thousands):

      Current assets.................................................... $  446
      Property and equipment and other assets...........................  9,723
      Current liabilities...............................................   (134)
      Deferred income...................................................   (157)
                                                                         ------
                                                                         $9,878
                                                                         ======

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(3) ACQUISITIONS--(CONTINUED)

 (b) 1994 Acquisitions

  On October 11, 1994, the Company acquired substantially all of the assets which comprise the Bent Tree Golf Club ("Bent Tree") near Columbus, Ohio.

  On December 30, 1994, the Company purchased all the common stock of three corporations and substantially all the assets of a limited partnership, together comprising the five private golf clubs owned by Great American Clubs, Inc. and Affiliate Clubs ("GAC").

  The aggregate consideration for these acquisitions was $33,323,000. Funds used for these acquisitions were obtained primarily by loans totaling $32,000,000 under the Revolving Credit Facility.

  A summary of the combined assets acquired and liabilities assumed related to Bent Tree and GAC follows (in thousands):

      Current assets................................................... $ 1,767
      Property and equipment and other assets..........................  35,126
      Goodwill.........................................................   3,578
      Current liabilities..............................................  (1,296)
      Long-term debt...................................................    (493)
      Deferred income..................................................  (1,781)
      Deferred income taxes............................................  (3,578)
                                                                        -------
                                                                        $33,323
                                                                        =======

 (c) 1993 Acquisitions

  On June 23, 1993, the Company acquired substantially all of the assets and assumed certain liabilities of The Trails ("Trails") golf course in Norman, Oklahoma.

  On September 16, 1993, the Company exercised its purchase option and acquired substantially all of the assets and assumed certain liabilities of The Plantation Golf Club ("Plantation") in Boise, Idaho. The Company operated Plantation under an operating lease agreement from September 9, 1991 until the purchase date.

  The aggregate consideration for these acquisitions was $5,679,000.

  A summary of the combined assets acquired and liabilities assumed related to Trails and Plantation follows (in thousands):

      Current assets.................................................... $   36
      Property and equipment and other assets...........................  6,666
      Current liabilities...............................................    (20)
      Long-term debt....................................................   (466)
      Other long-term liabilities.......................................   (537)
                                                                         ------
                                                                         $5,679
                                                                         ======

  Consideration for these acquisitions was provided from (i) the proceeds of a note payable to a stockholder of $1,850,000 (ii) cash of $1,295,000 (including $200,000 paid in 1991 as a purchase option) and (iii) a $2,534,000 note payable to the seller (see note 6).

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(3) ACQUISITIONS--(CONTINUED)

 (d) Pro forma Results of Operations

  The aforementioned acquisitions have been accounted for as purchases. Accordingly, results of operations of the acquirees have been included in the consolidated statements of operations of the Company since the acquisition dates. However, the consolidated statements of operations of the Company include the results of operations of Plantation, as lessee, for periods prior to the acquisition. Consolidated condensed pro forma results of operations for the year ended December 31, 1993, as if the acquisitions of Trails and Plantation occurred on January 1, 1993, do not differ significantly from the historical consolidated results of operations presented herein.

  The following unaudited pro forma financial information presents the combined results of operations of the Company and the acquirees as if the 1995 and 1994 acquisitions had occurred on January 1, 1994 and 1993, respectively, after giving effect to certain adjustments, including additional depreciation and amortization expense, increased interest expense on debt related to the acquisitions, the elimination of certain management fees and salaries paid by GAC that will not be incurred by the Company, and for the events discussed in note 2(m). The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and the acquirees constituted a single entity during such periods.

                                                         1995    1994    1993
                                                        ------- ------- -------
                                                            (IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
   Operating revenue..................................  $81,365 $68,236 $52,514
                                                        ======= ======= =======
   Operating income...................................  $ 8,434 $ 8,327 $ 6,556
                                                        ======= ======= =======
   Income (loss) before extraordinary item............  $ 3,054 $ 1,096 $  (929)
                                                        ======= ======= =======
   Income (loss) per common share before extraordinary
    item
    (see note 2(m))...................................  $  0.46 $  0.24 $ (0.17)
                                                        ======= ======= =======

(4) PROPERTY AND EQUIPMENT

  Property and equipment consist of the following (in thousands):

                                                 DECEMBER 31
                                   MARCH 31,  ------------------   ESTIMATED
                                     1996       1995      1994    USEFUL LIVES
                                   ---------  --------  --------  ------------
   Land........................... $ 15,731   $ 15,718  $  8,733          --
   Land improvements..............   42,929     42,884    36,464  20-40 years
   Buildings......................   19,038     19,033    16,960     40 years
   Leasehold improvements.........   13,716     13,677    10,086   8-20 years
   Golf carts and equipment.......   26,419     26,030    23,081   3-10 years
   Construction in progress.......    1,467        567       260          --
                                   --------   --------  --------
                                    119,300    117,909    95,584
   Less accumulated depreciation
    and amortization..............  (23,968)   (22,176)  (15,924)
                                   --------   --------  --------
                                   $ 95,332   $ 95,733  $ 79,660
                                   ========   ========  ========

  Golf carts and equipment include assets under capital leases with a gross book value of $7,650,000, $7,431,000 and $5,430,000 as of March 31, 1996 and
December 31, 1995 and 1994, respectively. Accumulated amortization of these assets is $3,358,000, $2,910,000 and $1,731,000 as of March 31, 1996 and
December 31, 1995 and 1994, respectively. Amortization of assets recorded under capital leases is included in depreciation and amortization expense.

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(4) PROPERTY AND EQUIPMENT--(CONTINUED)

  During 1994, the Company changed its depreciable life for certain golf carts from six to four years. The effect of this change in estimate increased depreciation and amortization expense and reduced income before extraordinary item by approximately $338,000, or $0.06 per share in 1994.

(5) OTHER ASSETS

  Other assets consist of the following (in thousands):

                                                                   DECEMBER 31
                                                        MARCH 31, -------------
                                                          1996     1995   1994
                                                        --------- ------ ------
   Leasehold interests and origination costs, net of
    accumulated amortization of $2,307,000, $2,210,000
    and $1,883,000 as of March 31, 1996 and December
    31, 1995 and 1994, respectively....................  $4,919   $4,692 $4,704
   Refundable deposits.................................   1,047    1,037    531
   Other...............................................     594      450    592
                                                         ------   ------ ------
                                                         $6,560   $6,179 $5,827
                                                         ======   ====== ======

(6) LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                                 DECEMBER 31
                                                     MARCH 31, ----------------
                                                       1996     1995     1994
                                                     --------- -------  -------
   Loans under the Revolving Credit Facility (see
    (a))...........................................   $52,000  $52,000  $43,000
   Capital lease obligations for golf carts, turf
    and office equipment, principal and interest
    payments of $199,000 due monthly with fixed
    rates of interest ranging from 7% to 18% per
    annum, secured by the equipment under lease
    (see note 4)...................................     4,211    4,310    3,497
   Note payable to seller of Plantation (see note
    3(c)), due in 2007, with variable interest only
    payments for the first seven years not to
    exceed a rate of 8% per annum, secured by
    property and equipment of the acquired course
    (aggregate net book value of $4,200,000 at
    December 31, 1995).............................     2,534    2,534    2,534
   Notes payable to former principal stockholders,
    principal and interest payments of $27,000 due
    monthly, with interest at 8% per annum, and
    balloon payments due in 1998
    (see (b))......................................     1,422    1,473    1,668
   Other notes payable with interest ranging from
    8% to 20% per annum............................     1,244    1,355    1,693
                                                      -------  -------  -------
                                                       61,411   61,672   52,392
   Less current portion............................    (2,329)  (2,297)  (1,739)
                                                      -------  -------  -------
                                                      $59,082  $59,375  $50,653
                                                      =======  =======  =======

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(6) LONG-TERM DEBT--(CONTINUED)

 (a) Revolving Credit Facility

  The Revolving Credit Facility is a five-year agreement providing up to $70,000,000 for use in refinancing certain indebtedness, financing the acquisition or lease of golf courses and golf course management companies, and for general working capital purposes. Loans under the Revolving Credit Facility are unsecured and bear interest at either a Eurodollar rate or a customary base rate, plus in each case a marginal percentage of up to 2.0%, depending upon the Company's ratio of total debt to earnings before interest, income taxes, depreciation, amortization and income or expense related to terminated leased facilities ("EBITDA"). Interest is payable either quarterly with respect to base rate loans or on the last day of selected interest periods ranging from one to six months with respect to Eurodollar loans. The Credit Agreement contains customary conditions and covenants, including dividend payment limitations, capital expenditure limitations, negative pledge covenants and financial ratio covenants. The Company was in compliance with all restrictive covenants and conditions as of March 31, 1996 and December 31, 1995.

  At December 31, 1995, the loans outstanding are Eurodollar loans, bearing interest at 7.56% to 8.0% (including a marginal percentage of 2.0% determined by the Company's ratio of total debt to EBITDA). A portion is to be treated as a reducing revolver, with equal installments of $2,083,000 due quarterly beginning on March 31, 1997, and the balance is due on December 31, 1999.

 (b) Notes Payable to Former Principal Stockholders

  Notes payable to former principal stockholders are secured by the capital stock of a subsidiary of the Company and an assignment of lease rents. Interest expense to former principal stockholders during the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993 was $29,000, $33,000, $126,000, $263,000 and $244,000, respectively.

 (c) Other

  A summary of future maturities of long-term debt as of December 31, 1995 follows (in thousands):

                                                               CAPITAL
                                                        NOTES  LEASES    TOTAL
                                                       ------- -------  -------
   1996............................................... $   523 $2,090   $ 2,613
   1997...............................................     503  1,460     1,963
   1998...............................................   1,230    706     1,936
   1999...............................................  52,095    522    52,617
   2000...............................................      76    122       198
   Thereafter.........................................   2,935    --      2,935
                                                       ------- ------   -------
                                                        57,362  4,900    62,262
   Less interest component of capital leases..........     --    (590)     (590)
                                                       ------- ------   -------
                                                       $57,362 $4,310   $61,672
                                                       ======= ======   =======

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(7) INCOME TAXES

  The components of income tax expense consist of the following (in thousands):

                                          THREE MONTHS
                                         ENDED MARCH 31, YEAR ENDED DECEMBER 31,
                                         --------------- -----------------------
                                          1996    1995    1995    1994    1993
                                         ------- ------- ------- ------- -------
   Current--federal..................... $   --  $   --    $ --  $   --  $   --
   Current--state.......................      57      22     109      50      52
   Deferred--federal....................     --      --      --      --      --
   Deferred--state......................     --      --      --      --      --
                                         ------- ------- ------- ------- -------
                                         $    57 $    22   $ 109 $    50 $    52
                                         ======= ======= ======= ======= =======

  Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income (loss) before income taxes and extraordinary item as follows (in thousands):

                                   THREE MONTHS
                                  ENDED MARCH 31,    YEAR ENDED DECEMBER 31,
                                  ----------------  ---------------------------
                                   1996     1995      1995      1994     1993
                                  -------  -------  ---------  -------  -------
   Expected income tax expense
    (benefit) at
    federal statutory rate......  $   612  $   111  $   1,189  $   543  $  (201)
   State income taxes...........       57       22        109       50       52
   Goodwill amortization........       11       11         43       12       13
   Change in beginning of the
    period balance of the valua-
    tion allowance for deferred
    tax assets allocated to in-
    come taxes..................     (623)    (122)    (1,232)    (571)     203
   Other........................      --       --         --        16      (15)
                                  -------  -------  ---------  -------  -------
                                  $    57  $    22  $     109  $    50  $    52
                                  =======  =======  =========  =======  =======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 1995 and 1994 are presented below (in thousands):

                                                              1995     1994
                                                             -------  -------
   Deferred tax assets:
     Net operating loss carryforwards....................... $ 4,200  $ 5,079
     Deferred income........................................     376      454
     Allowance for doubtful accounts........................      66       73
     Other..................................................      74       52
                                                             -------  -------
       Total gross deferred tax assets......................   4,716    5,658
     Less valuation allowance...............................  (2,312)  (3,544)
                                                             -------  -------
       Net deferred tax assets..............................   2,404    2,114
                                                             -------  -------
   Deferred tax liabilities--property and equipment,
    primarily due to differences in depreciation............   5,982    5,692
                                                             -------  -------
       Net deferred tax liabilities......................... $(3,578) $(3,578)
                                                             =======  =======

  Management believes that it is more likely than not that the net deferred tax assets at December 31, 1995 will be realized as a result of the generation of future taxable income during the net operating loss carryforward period and the reversal of existing taxable temporary differences giving rise to deferred tax liabilities.

  At December 31, 1995, the Company has net operating loss carryforwards for federal income tax purposes of $12,350,000 which expire from 2003 to 2009.

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(8) NOTES RECEIVABLE FROM STOCKHOLDERS

  Notes receivable from stockholders represent advances to two stockholders to acquire common stock of the Company. These notes bear interest at 9% per annum, mature in 2001 and 2002 and are secured by the common stock of the Company held by the two stockholders.

(9) PREFERRED STOCK

  As of March 31, 1996 and December 31, 1995 and 1994, 5,000,000 shares of preferred stock have been authorized, the designation and terms of which may be set by the Board of Directors of the Company.

(10) COMMON STOCK

  Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of holders of preferred stock then outstanding, if any. Holders of shares of common stock are entitled to receive such dividends as the Board of Directors may declare in its discretion out of funds legally available, subject to the prior rights of holders of preferred stock then outstanding, if any.

  The rights, preferences and privileges of holders of common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

  Certain holders of common stock are also entitled to certain rights with respect to the registration of such shares under federal securities laws.

(11) STOCK OPTIONS

 (a) 1991, 1994 and 1995 Stock Option Plans

  The Company's 1991, 1994 and 1995 Stock Option Plans were adopted by the Board of Directors and stockholders of the Company, as an incentive for directors, officers and other key employees. These plans are administered by a committee of two or more directors appointed by the Board of Directors. The committee has sole discretion to determine employees eligible for grants of options and all terms of the options. Generally, the exercise price of an option must be at least 100% of the fair market value of the common stock on the date of the grant and the term of the option may not exceed ten years. The 1991, 1994 and 1995 Stock Option Plans provide for an aggregate of 731,278, 330,000 and 300,000 shares, respectively, which may be subject to options.

  Stock options under the 1994 and 1995 Stock Option Plans vest and become exercisable over a four-year period, 20% at the date of grant and 20% for each year from the date of grant, and will remain exercisable for as long as an employee remains employed by the Company. Stock options under the 1991 Stock Option Plan vest and become exercisable over a four-year period, 20% at the date of grant and on a daily prorated basis thereafter at the rate of 20% per year. Vesting of stock options may be accelerated under certain circumstances, including the sale of the Company. The stock options (including the vested and exercisable portion) generally expire and are forfeited on termination of employment.

 (b) Other Stock Options

  On March 25, 1991, the Company granted stock options for 50,643 common shares, at an average exercise price of $4.72 per share, to two option holders of a predecessor company in exchange for the surrender of their predecessor company options. These options are fully vested.

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(11) STOCK OPTIONS--(CONTINUED)

 (c) Stock Option Activity

  A summary of stock option activity follows:

                                                NUMBER OF SHARES
                                                 (IN THOUSANDS)  EXERCISE PRICE
                                                ---------------- --------------
   Outstanding at December 31, 1992............        730       $ 4.63--$ 8.62
    Grants.....................................         47           $ 8.62
                                                     -----
   Outstanding at December 31, 1993............        777       $ 4.63--$ 8.62
    Grants.....................................        356       $ 8.62--$12.23
    Forfeitures................................        (33)          $ 8.62
                                                     -----
   Outstanding at December 31, 1994............      1,100       $ 4.63--$12.23
    Grants.....................................        100           $11.25
    Forfeitures................................        (15)      $11.40--$12.00
    Exercises..................................        (13)      $ 8.62--$12.00
                                                     -----
   Outstanding at December 31, 1995............      1,172       $ 4.63--$12.23
    Exercises..................................        (96)          $ 8.62
                                                     -----
   Outstanding at March 31, 1996...............      1,076       $ 4.63--$12.23
                                                     =====
   Options exercisable at December 31, 1995....        885       $ 4.63--$12.23
                                                     =====

(12) OPERATING LEASES

  The Company leases certain golf courses under operating leases. Rent expense includes rent under these leases of $2,771,000, $1,654,000, $5,981,000,
$4,259,000 and $2,491,000, including contingent rent of $746,000, $506,000,
$999,000, $550,000 and $477,000 in the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively.

  The minimum future rental payments, net of noncancellable subleases, for all operating leases as of December 31, 1995 are as follows (in thousands):

      1996.............................................................. $ 7,648
      1997..............................................................   5,423
      1998..............................................................   5,311
      1999..............................................................   4,977
      2000..............................................................   4,235
      Thereafter........................................................  91,286
                                                                         =======

  Certain golf course leases contain renewal options. The expiration dates of the leases (or option periods, if applicable) range from 1996 to 2036. The leases generally contain provisions for rental payments based on a minimum amount or a percentage of revenues, whichever is greater. Certain leases provide that a portion or all of current or future lease payments may be reduced upon completion of lessor approved capital improvements. Additionally, certain leases are terminable by the lessor without cause or upon the sale of the underlying property.

  On October 1, 1993 the Company terminated its Los Angeles driving range lease and recorded a loss of $334,000 primarily related to the write-off of the net book value of property and equipment.

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(13) CONSOLIDATED STATEMENTS OF OPERATIONS

  Other costs and expenses consist of the following (in thousands):

                                          THREE MONTHS
                                           ENDED MARCH
                                               31,      YEAR ENDED DECEMBER 31,
                                          ------------- -----------------------
                                           1996   1995   1995    1994    1993
                                          ------ ------ ------- ------- -------
Supplies, maintenance and repairs........ $1,724 $1,171 $ 6,853 $ 3,779 $ 3,037
Utilities................................    873    639   4,058   2,745   1,956
Insurance................................    805    800   3,217   2,028   1,731
Property and other taxes.................    761    605   2,498   1,373   1,059
Advertising and promotion................    197    251   1,186     654     577
Other general and administrative.........  1,226  1,184   5,863   2,707   2,677
Loss on lease terminations (note 12).....    --     --      --      --      334
                                          ------ ------ ------- ------- -------
                                          $5,586 $4,650 $23,675 $13,286 $11,371
                                          ====== ====== ======= ======= =======

  Other general and administrative consists primarily of outside professional fees, postage and freight, printing, contract labor, bad debt expense, data processing and bank charges.

(14) CONSOLIDATED STATEMENTS OF CASH FLOWS

 (a) Cash Flows from Operating Activities

  Cash flows from operating activities consist of the following (in thousands):

                                     THREE MONTHS
                                      ENDED MARCH     YEAR ENDED DECEMBER
                                          31,                 31,
                                     --------------  ------------------------
                                      1996    1995    1995     1994     1993
                                     ------  ------  -------  -------  ------
Net income (loss)................... $1,742  $  305  $ 3,387  $(1,092) $ (644)
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
 Depreciation and amortization......  2,094   1,722    6,871    4,802   4,089
 Amortization of debt issuance
  costs.............................     72      65      283      220     246
 Loss on early extinguishment of
  debt..............................    --      --       --     2,638     --
 Compensation expense--stock op-
  tions.............................      7       7       26       46     --
 Accretion and gain on conversion of
  members' deposits.................     10       7       41      (43)   (248)
 Gain on sale of assets.............    --      --       --       (30)    --
 Loss on lease terminations.........    --      --       --       --      334
 Deferred minimum rent..............     22      21       86      (34)    (25)
 Interest added to principal of
  long-term debt....................    --      --       --       820     926
 Interest added to principal of
  notes receivable..................    --      --       --       (19)    (38)
 Provision for doubtful accounts....     16      87      315       72      55
 Changes in assets and liabilities:
  Accounts and notes receivable.....    453    (523)  (1,576)    (666)   (763)
  Inventories.......................   (255)   (417)    (388)     (91)   (681)
  Prepaid expenses..................   (465)    236      166     (640)   (195)
  Other assets......................   (483)      6      100     (390)   (306)
  Accounts payable and accrued lia-
   bilities.........................   (376)    358    1,362   (1,300)  1,361
  Deferred income...................   (453)    354   (1,038)     324     242
                                     ------  ------  -------  -------  ------
    Net cash provided by operating
     activities..................... $2,384  $2,228  $ 9,635  $ 4,617  $4,353
                                     ======  ======  =======  =======  ======

                    GOLF ENTERPRISES, INC. AND SUBSIDIARIES

(14) CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)

 (b) Other Noncash Financing and Investing Activities

  During the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993 the Company acquired new carts and equipment under capital leases recorded at $382,000, $2,211,000, $1,460,000 and $1,600,000, respectively, which represents the net present values of the future minimum lease payments.

  During 1995, the Company acquired a building and improvements from a developer at a golf course facility (recorded at $1,487,000) in exchange for certain membership privileges at the facility.

(15) CONTINGENCIES

  The Company is involved in various lawsuits; however, management believes that the lawsuits, individually or in the aggregate, will not have a material effect on the Company's consolidated financial position or results of operations.

(16) SUBSEQUENT EVENT

  On February 2, 1996, the Company entered into a definitive agreement to sell its 20 owned golf course properties and related assets ("the Purchased Assets") to National Golf Properties, Inc. ("NGP"), a real estate investment trust, and to merge immediately thereafter with a newly formed corporation ("Newco") affiliated with David G. Price (who is the Chairman of NGP's Board of Directors and the principal shareholder of American Golf Corporation ("AGC")). Substantially all of NGP's properties are leased to AGC.

  If the purchase (the "Asset Purchase") and the merger (the "Merger") are approved by the stockholders and become effective, stockholders of the Company will be entitled to exchange each share of their common stock for, depending on the form of consideration paid by NGP, at NGP's option, in connection with the Asset Purchase, either (i) a combination of $6.00 in cash and between approximately 0.20870 and 0.31304 of a share of NGP common stock (assuming no exercise of options to purchase the Company's common stock prior to the Merger) valued at approximately $6.00 (subject to limitations on the maximum and minimum number of NGP shares issuable, as discussed below), or (ii) $12.00 in cash. Subject to certain adjustments and limitations, the Company's stockholders will receive total consideration of approximately $79,026,000, and holders of unexpired and unexercised options to purchase the Company's common stock will be entitled to receive, in exchange for cancellation of such options, total consideration of approximately $2,548,000 payable in the same proportion of cash and stock as is paid to holders of the Company's common stock. Of this total aggregate consideration of approximately $81,600,000, $58,000,000 will come from NGP as consideration for the Purchased Assets and Newco will contribute approximately $23,600,000 in cash. In addition, Newco will refinance approximately $54,900,000 of the Company's existing indebtedness in connection with the Merger.

  The Asset Purchase and the Merger are subject to certain conditions, including approval of the stockholders of the Company and NGP. Stockholders of the Company holding approximately 45% of its outstanding common stock (on a fully diluted basis) have agreed to vote their shares in favor of the Asset Purchase and the Merger. The closing of these transactions is expected to occur in the second quarter of 1996. The Company anticipates that a loss of approximately $19,300,000, net of income tax effect, will be recognized on the sale of its 20 owned golf course properties and related assets to NGP. Although the Company will recognize the loss on the sale of the Purchased Assets upon consummation of the Asset Purchase transaction, such transaction is only a component of the entire transaction and will occur simultaneously with the Merger. The proceeds of the Asset Purchase together with the proceeds of the Merger will significantly exceed the historical net book value of the Company. Accordingly, no impairment of the Company's property and equipment has occurred.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Golf Enterprises, Inc. and Subsidiaries:

  We have audited the accompanying combined balance sheet of Golf Enterprises, Inc. and Subsidiaries' ("GEI's") Business Related to the Purchased Assets as of December 31, 1995, and the related combined statements of operations, equity and cash flows for the year then ended. These combined financial statements are the responsibility of the management of GEI. Our responsibility is to express an opinion on these combined financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of GEI's Business Related to the Purchased Assets as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Dallas, Texas
March 1, 1996

                 GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

                            COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                         MARCH 31,  DECEMBER 31,
                                                           1996         1995
                                                        ----------- ------------
                                                        (UNAUDITED)
                        ASSETS
Current assets:
  Cash and cash equivalents............................   $   817     $ 1,108
  Accounts receivable, net.............................     2,938       3,307
  Inventories..........................................     1,920       1,692
  Prepaid expenses.....................................        96          68
                                                          -------     -------
    Total current assets...............................     5,771       6,175
Property and equipment, net............................    77,405      76,120
Goodwill, net..........................................     3,466       3,489
Other assets...........................................        69          64
                                                          -------     -------
    Total assets.......................................   $86,711     $85,848
                                                          =======     =======
                LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable.....................................   $ 1,590     $   810
  Accrued liabilities..................................       347       1,393
  Current portion of long-term debt....................       929         266
  Current portion of deferred income...................     2,240       2,033
                                                          -------     -------
    Total current liabilities..........................     5,106       4,502
Long-term debt, less current portion...................    47,624      46,737
Deferred income, less current portion..................     1,117       1,184
Other long-term liabilities............................       628         624
                                                          -------     -------
    Total liabilities..................................    54,475      53,047
Commitments and contingencies (note 8)
Equity.................................................    32,236      32,801
                                                          -------     -------
    Total liabilities and equity.......................   $86,711     $85,848
                                                          =======     =======

            See accompanying notes to combined financial statements.

                 GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

                       COMBINED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                     THREE MONTHS
                                                         ENDED
                                                       MARCH 31,     YEAR ENDED
                                                     -------------- DECEMBER 31,
                                                      1996    1995      1995
                                                     ------  ------ ------------
                                                      (UNAUDITED)
Revenues:
  Green fees and practice facility fees............. $  743  $  793   $ 5,477
  Dues and initiation fees..........................  4,374   3,640    16,638
  Golf cart rentals.................................    975     892     5,275
  Food and beverage sales...........................  1,523   1,305     8,223
  Pro shop sales....................................    825     611     4,558
  Other.............................................    143      90       507
                                                     ------  ------   -------
    Total revenues..................................  8,583   7,331    40,678
                                                     ------  ------   -------
Costs and expenses:
  Payroll and benefits:
   Services provided and rentals....................  1,161     976     5,051
   Food, beverage and pro shop......................  1,019     763     4,110
   Other............................................    612     575     2,526
  Cost of merchandise sold:
   Food and beverage................................    634     470     2,952
   Pro shop.........................................    652     421     3,447
  Depreciation and amortization.....................    965     843     3,239
  Rent..............................................    311     270     1,183
  Overhead allocation from GEI......................    429     367     2,034
  Other.............................................  2,479   2,220    11,671
                                                     ------  ------   -------
                                                      8,262   6,905    36,213
                                                     ------  ------   -------
    Operating income................................    321     426     4,465
Interest expense, net...............................    934     258     3,506
                                                     ------  ------   -------
    Income (loss) before income taxes...............   (613)    168       959
Income tax provision (benefit)......................   (245)     67       384
                                                     ------  ------   -------
    Net income (loss)............................... $ (368) $  101   $   575
                                                     ======  ======   =======


            See accompanying notes to combined financial statements.

                 GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

                         COMBINED STATEMENTS OF EQUITY

 THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED) AND YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                        TOTAL
                                                                        EQUITY
                                                                       --------
Balances at December 31, 1994......................................... $ 30,807
Net income ...........................................................      575
Contributions from GEI................................................   42,097
Distributions to GEI..................................................  (40,678)
                                                                       --------
Balances at December 31, 1995.........................................   32,801
Net loss .............................................................     (368)
Contributions from GEI ...............................................    8,386
Distributions to GEI .................................................   (8,583)
                                                                       --------
Balances at March 31, 1996 (unaudited)................................ $ 32,236
                                                                       ========



            See accompanying notes to combined financial statements.

                 GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                     THREE MONTHS
                                                   ENDED MARCH 31,
                                                   -----------------
                                                                        YEAR
                                                                       ENDED
                                                                      DECEMBER
                                                     1996     1995    31, 1995
                                                   --------  -------  --------
                                                     (UNAUDITED)
Net income (loss)................................  $   (368) $   101  $    575
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  Depreciation and amortization..................     1,151      843     3,239
  Conversion of members' deposits................         7        7        41
  Provision for doubtful accounts................        23       29       192
  Changes in assets and liabilities:
   Accounts receivable...........................       346   (1,252)      428
   Inventories...................................      (228)    (735)      (19)
   Prepaid expenses..............................       (28)      (5)       66
   Other assets..................................        (5)      35         8
   Accounts payable and accrued liabilities......      (266)     617      (547)
   Deferred income...............................       140    1,353      (983)
                                                   --------  -------  --------
    Net cash provided by operating activities....       772      993     3,000
                                                   --------  -------  --------
Cash flows from investing activities:
 Capital expenditures............................      (719)  (1,567)   (3,258)
 Acquisitions of golf courses....................       --    (5,434)  (10,030)
                                                   --------  -------  --------
    Net cash used by investing activities........      (719)  (7,001)  (13,288)
                                                   --------  -------  --------
Cash flows from financing activities:
 Proceeds from long-term debt....................        95    6,095     9,394
 Repayments of long-term debt....................      (239)     (64)     (257)
 Contributions from GEI .........................     8,386    7,834    42,097
 Distributions to GEI ...........................    (8,583)  (7,331)  (40,678)
 Other...........................................        (3)       2        87
                                                   --------  -------  --------
    Net cash provided by (used by) financing
     activities..................................      (344)   6,536    10,643
                                                   --------  -------  --------
Increase (decrease) in cash and cash
 equivalents.....................................      (291)     528       355
Cash and cash equivalents at beginning of
 period..........................................     1,108      716       753
                                                   --------  -------  --------
Cash and cash equivalents at end of period.......  $    817  $ 1,244  $  1,108
                                                   ========  =======  ========
Cash paid during the period for:
 Interest........................................  $     --  $    --  $     --
                                                   ========  =======  ========
 Income taxes....................................  $     --  $    --  $     --
                                                   ========  =======  ========

            See accompanying notes to combined financial statements.

                GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

                    NOTES TO COMBINED FINANCIAL STATEMENTS

(1) GENERAL

  The owned golf course properties of Golf Enterprises, Inc. and Subsidiaries consist of twenty daily fee (public) golf courses and private country clubs. Golf Enterprises Inc. (the "Company" or "GEI") owns and operates these and other leased and managed facilities. Revenues are derived from green fees, golf cart rentals, practice facility fees, retail sale of golf merchandise, food and beverages and initiation fees and dues of private members. The Company's twenty owned golf course properties as of March 31, 1996 and December 31, 1995 are as follows:

         NAME                                              LOCATION       TYPE
         ----                                          ----------------- -------
      Bent Tree Golf Club............................. Columbus, OH      Public
      Crescent Oaks Country Club...................... Clearwater, FL    Private
      Diamond Oaks Country Club....................... Fort Worth, TX    Private
      Eldorado Country Club........................... McKinney, TX      Private
      Forrest Crossing Golf Course.................... Nashville, TN     Public
      Great Southwest Golf Club....................... Grand Prairie, TX Private
      Highlands Golf & Supper Club.................... Hutchinson, KS    Private
      The Links at Stono Ferry........................ Charleston, SC    Public
      Meadowbrook Country Club........................ Tulsa, OK         Private
      Oakridge Country Club........................... Garland, TX       Private
      Pawtuckett Golf Club............................ Charlotte, NC     Public
      Pinery Country Club............................. Denver, CO        Private
      The Plantation Golf Club........................ Boise, ID         Private
      Shenandoah Country Club......................... Baton Rouge, LA   Private
      Stonebridge Country Club........................ New Orleans, LA   Private
      Summerfield Crossing Golf Club.................. Tampa, FL         Public
      Tallgrass Country Club.......................... Wichita, KS       Private
      The Trails...................................... Norman, OK        Private
      Willow Fork Country Club........................ Katy, TX          Private
      Woodhaven Country Club.......................... Fort Worth, TX    Private

  On February 2, 1996, the Company entered into a definitive agreement to sell its twenty owned golf course properties and certain related assets (the "Purchased Assets") to National Golf Properties, Inc. ("NGP"), a real estate investment trust, and to merge immediately thereafter with a newly formed corporation ("Newco") affiliated with David G. Price (who is Chairman of NGP's Board of Directors and the principal shareholder of American Golf Corporation ("AGC")). Substantially all of NGP's properties are leased to AGC.

  The purchase (the "Asset Purchase") and the merger (the "Merger") are subject to certain conditions, including approval of the stockholders of the Company and NGP. Stockholders of the Company beneficially owning approximately 45% of its outstanding common stock (on a fully diluted basis) have agreed to vote their shares in favor of the Asset Purchase and the Merger. The closing of these transactions is expected to occur in the second quarter of 1996. The Company anticipates that a loss of approximately $19,300,000, net of income tax effect, will be recognized on the sale of the Purchased Assets to NGP. Although the Company will recognize the loss on the sale of the Purchased Assets upon consummation of the Asset Purchase transaction, such transaction is only a component of the entire transaction and will occur simultaneously with the Merger. The proceeds of the Asset Purchase together with the proceeds of the Merger will significantly exceed the historical net book value of the Company. Accordingly, no impairment of the Company's property and equipment has occurred.

                GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Basis of Presentation

  The accompanying combined financial statements include the accounts of GEI's Business Related to the Purchased Assets, including allocations of overhead from GEI, for accounting, legal, information processing, administrative, financing and marketing services. Such allocation is computed based on 5% of the total operating revenue of GEI's Business Related to the Purchased Assets. Management believes such allocation is reasonable, as total overhead of GEI approximates 5% of the consolidated operating revenues of GEI. GEI's Business Related to the Purchased Assets, as a combined entity, has no separate legal status. All significant intercompany transactions and balances have been eliminated in combination.

  The unaudited interim combined financial statements as of March 31, 1996 and for the three months ended March 31, 1996 and 1995 have been prepared in accordance with generally accepted accounting principles and include all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results of operations for such periods and financial position at such date. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996.

 (b) Inventories

  Inventories are stated at the lower of cost (weighted average cost basis) or market, and consist primarily of food, beverages, golf equipment and clothing.

 (c) Property and Equipment

  Property and equipment to be held and used are stated at cost less impairment losses, if any. Property and equipment under capital leases are stated at the lower of the present value of the future minimum lease payments at the beginning of the lease term or the fair value at the inception of the lease.

  Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Property and equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

  When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation and amortization account are relieved, and any gain or loss is included in operations. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of an asset are capitalized.

  The Company periodically reevaluates the propriety of the carrying amounts of its golf course properties to be held and used as well as the amortization period to determine whether current events and circumstances warrant adjustments to the carrying amounts or a revised estimate of the useful life. The Company compares the undiscounted future net cash flows expected to result from the use of each of its properties to the carrying amount of that property to determine whether the Company shall recognize an impairment loss. The Company believes that no impairment of GEI's Business Related to the Purchased Assets has occurred and that no reduction of the estimated useful lives is warranted.

  Property and equipment to be disposed of are stated at the lower of carrying amount or fair value, less costs to sell. See footnote 1 for further discussion.

  All interest costs incurred have been expensed in the accompanying combined financial statements.

                GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 (d) Revenue Recognition

  Revenue from green fees, practice facility fees, golf cart rentals and food, beverage and pro shop sales is recognized at the time the facility is used or the date of purchase.

  Membership at certain of the Company's private country clubs requires payment of an up front, non-refundable initiation fee and subsequent payments of monthly dues. Revenue from initiation fees is recognized at the time of sale, unless uncertainty surrounding collectability exists, and revenue from monthly dues is recognized as earned.

  Revenue from term memberships reflects the advance payment of dues and is deferred and recognized over the term of the membership (ranging from two to twelve years). Revenue from lifetime memberships reflects the advance payment of dues and is deferred and recognized over the expected term of the membership based on historical experience (approximately ten years).

 (e) Concentration of Credit Risk

  Financial instruments which potentially subject certain assets and liabilities of GEI's Business Related to the Purchased Assets to concentrations of credit risk consist principally of accounts and notes receivable for initiation fees and monthly membership dues and expenses incurred by club members. An allowance for doubtful accounts is provided when factors surrounding the credit risk of a member indicate an impairment in value.

  A summary of allowance activity follows (in thousands):

                                                     THREE MONTHS    YEAR ENDED
                                                    ENDED MARCH 31, DECEMBER 31,
                                                         1996           1995
                                                    --------------- ------------
      Balance at beginning of period...............      $133           $131
      Provision for doubtful accounts..............        23            192
      Write-off of uncollectible accounts..........       (29)          (190)
                                                         ----           ----
      Balance at end of period.....................      $127           $133
                                                         ====           ====

 (f) Fair Value of Financial Instruments

  In accordance with the reporting requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the Company calculates the fair value of its financial instruments and includes this additional information in the notes to the combined financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made.

 (g) Cash and Cash Equivalents

  The Company considers temporary cash investments purchased with original maturities of three months or less and which are available for use in operations to be cash equivalents.

 (h) Use of Estimates

  Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the accompanying combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 (i) Income Taxes

  The results of operations of GEI's Business Related to the Purchased Assets are included in the consolidated federal and state income tax returns of the Company.

  Income taxes have been computed in the accompanying financial statements at a rate of 40% as if GEI's Business Related to the Purchased Assets filed separate federal and state income tax returns.

 (j) Capital Transactions

  Distributions to GEI represent daily transfers of cash to GEI for cash management purposes. Contributions from GEI represent costs and expenses and capital expenditures made by GEI on behalf of GEI's Business Related to the Purchased Assets.

 (k) Newly Issued Accounting Standards

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement No. 121"). Statement No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company periodically reevaluates the carrying amounts of its long-lived assets and the related depreciation and amortization periods as discussed in note 2(c). The adoption of Statement No. 121 as of January 1, 1996 did not have a material effect on the accompanying financial statements.

 (l) Advertising Costs

  The Company expenses advertising costs as incurred.

 (m) Goodwill

  In connection with the 1994 acquisition of five golf courses, the Company recorded aggregate goodwill of $3,578,000, representing the excess of the purchase prices over the fair values of the net assets acquired. This amount is being amortized over a period of 40 years. Goodwill is presented net of accumulated amortization of $112,000 and $89,000 as of March 31, 1996 and December 31, 1995, respectively.

  The Company assesses the recoverability of goodwill by determining whether the amortization of the asset balance over its remaining life can be recovered through the undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows. The Company believes that no impairment has occurred and that no reduction of the estimated useful lives is warranted.

(3) ACQUISITIONS

  On February 10, 1995, the Company acquired substantially all of the assets which comprise the Eldorado Country Club ("Eldorado") in McKinney, Texas.

  On June 29, 1995, the Company acquired substantially all of the assets which comprise the Willow Fork Country Club ("Willow Fork") in Katy, Texas.

                GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

(3) ACQUISITIONS--(CONTINUED)

  The consideration for Eldorado and Willow Fork was $5,434,000 and $4,444,000, respectively, and funds used for the acquisitions were obtained primarily by loans totalling $7,000,000 under the Company's revolving credit facility (the "Revolving Credit Facility").

  A summary of the combined assets acquired and liabilities assumed related to Eldorado and Willow Fork follows (in thousands):

   Current assets....................................................... $  446
   Property and equipment and other assets..............................  9,723
   Current liabilities..................................................   (134)
   Deferred income......................................................   (157)
                                                                         ------
                                                                         $9,878
                                                                         ======

  The aforementioned acquisitions have been accounted for under the purchase method of accounting. Accordingly, results of operations of Eldorado and Willow Fork have been included in the accompanying combined statement of operations since the acquisition dates.

  The following unaudited pro forma financial information presents the combined results of operations of GEI's Business Related to the Purchased Assets and Eldorado and Willow Fork as if the acquisitions had occurred on January 1, 1995, after giving effect to certain adjustments, including additional depreciation and amortization expense and increased interest expense on debt related to the acquisitions. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had GEI's Business Related to the Purchased Assets and the acquirees constituted a single entity during such periods.

   Operating revenue.................................................... $41,852
                                                                         =======
   Operating income..................................................... $ 4,402
                                                                         =======
   Net income........................................................... $   715
                                                                         =======

(4) PROPERTY AND EQUIPMENT

  Property and equipment consist of the following (in thousands):

                                           MARCH 31,  DECEMBER 31,
                                             1996         1995
                                           ---------  ------------
Land...................................... $ 15,731     $ 15,718           --
Land improvements.........................   42,929       42,884   20-40 years
Buildings.................................   19,038       19,033      40 years
Equipment.................................   13,685        9,495    3-10 years
Construction in progress..................      477          124           --
                                           --------     --------
                                             91,860       87,254
Less accumulated depreciation and
 amortization.............................  (14,455)     (11,134)
                                           --------     --------
                                           $ 77,405     $ 76,120
                                           ========     ========

                GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

(5) LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                         MARCH 31, DECEMBER 31,
                                                           1996        1995
                                                         --------- ------------
Intercompany debt.......................................  $43,312    $43,312
Note payable to seller of The Plantation Golf Club, due
 in 2007, with variable interest only payments for the
 first seven years not to exceed a rate of 8% per annum,
 collateralized by property and equipment of the
 acquired course (aggregate net book value of $4,200,000
 at December 31, 1995)..................................    2,534      2,534
Other notes payable, including capital lease
 obligations, with interest ranging from 7% to 20% per
 annum..................................................    2,707      1,157
                                                          -------    -------
                                                           48,553     47,003
Less current portion....................................     (929)      (266)
                                                          -------    -------
                                                          $47,624    $46,737
                                                          =======    =======

 (a) Intercompany Debt

  The Company has financed the acquisition of certain of the Purchased Assets substantially through borrowings from the Revolving Credit Facility. These borrowings are an obligation of the Company. For purposes of the accompanying combined financial statements, these borrowings are considered intercompany debt of the Purchased Assets to the Company. GEI's Business Related to the Purchased Assets records interest expense on all intercompany debt based on interest rates that approximate the actual interest rates the Company is charged on its borrowings under the Revolving Credit Facility. Intercompany interest expense totalled $866,000, $723,000 and $3,231,000 during the three months ended March 31, 1996 and 1995 and the year ended December 31, 1995, respectively.

  The Revolving Credit Facility is a five-year agreement providing up to $70,000,000 for use by the Company in refinancing certain indebtedness, financing the acquisition or lease of golf courses and golf course management companies, and for general working capital purposes. Loans under the Revolving Credit Facility are uncollateralized and bear interest at either a Eurodollar rate or a customary base rate, plus in each case a marginal percentage of up to 2.0%, depending upon the Company's ratio of total debt to earnings before interest, income taxes, depreciation, amortization and income or expense related to terminated leased facilities ("EBITDA"). Interest is payable either quarterly with respect to base rate loans or on the last day of selected interest periods ranging from one to six months with respect to Eurodollar loans. The Credit Agreement contains customary conditions and covenants, including dividend payment limitations, capital expenditure limitations, negative pledge covenants and financial ratio covenants.

  As of December 31, 1995, the loans outstanding under the Revolving Credit Facility are Eurodollar loans, bearing interest at 7.56% to 8.0% (including a marginal percentage of 2.0% determined by the Company's ratio of total debt to EBITDA). A portion is to be treated as a reducing revolver, with equal installments of $2,083,000 due quarterly beginning on March 31, 1997, and the balance is due on December 31, 1999.

                GEI'S BUSINESS RELATED TO THE PURCHASED ASSETS

(5) LONG-TERM DEBT--(CONTINUED)

 (b) Other

  A summary of future maturities of long-term debt as of December 31, 1995 follows (in thousands). Future maturities of the intercompany debt reflect the Company's obligations under the Revolving Credit Facility.

   1996............................................................... $    269
   1997...............................................................      269
   1998...............................................................      187
   1999...............................................................   43,384
   2000...............................................................       22
   Thereafter.........................................................    2,877
                                                                       --------
                                                                         47,008
   Less interest component of capital leases..........................       (5)
                                                                       --------
                                                                       $ 47,003
                                                                       ========

(6) OPERATING LEASES

  GEI's Business Related to the Purchased Assets leases certain golf equipment under operating leases with the Company and other third parties. The minimum future rental payments for all operating leases as of December 31, 1995 are as follows (in thousands):

                                                            COMPANY OTHER TOTAL
                                                            ------- ----- ------
   1996.................................................... $  748  $170  $  918
   1997....................................................    568   148     716
   1998....................................................    336    75     411
   1999....................................................    242    32     274
   2000 and thereafter.....................................     42     6      48
                                                            ------  ----  ------
                                                            $1,936  $431  $2,367
                                                            ======  ====  ======

(7) OTHER COSTS AND EXPENSES

  Other costs and expenses consist of the following (in thousands):

                                                      THREE MONTHS
                                                       ENDED MARCH
                                                           31        YEAR ENDED
                                                      ------------- DECEMBER 31,
                                                       1996   1995      1995
                                                      ------ ------ ------------
   Supplies, maintenance and repairs................. $  819 $  644   $ 3,870
   Utilities.........................................    390    295     1,701
   Insurance.........................................    372    373     1,583
   Property and other taxes..........................    386    384     1,430
   Advertising and promotion.........................     64    116       491
   Other general and administrative..................    448    408     2,596
                                                      ------ ------   -------
                                                      $2,479 $2,220   $11,671
                                                      ====== ======   =======

  Other general and administrative consists primarily of outside professional fees, postage and freight, printing, contract labor, bad debt expense, data processing and bank charges.

(8) CONTINGENCIES

  GEI's Business Related to the Purchased Assets are involved in various lawsuits; however, management of the Company believes that the lawsuits, individually or in the aggregate, will not have a material effect on the combined financial position or results of operations of GEI's Business Related to the Purchased Assets.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wheatstone Development Company:

  We have audited the accompanying balance sheets of Willow Fork Country Club (a division of Wheatstone Development Company) as of December 31, 1994 and 1993, and the related statements of operations, division equity, and cash flows for the years then ended. These financial statements are the responsibility of the Club's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Willow Fork Country Club as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Dallas, Texas
August 30, 1995

                            WILLOW FORK COUNTRY CLUB

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                           JUNE 28,   DECEMBER 31, DECEMBER 31,
                                             1995         1994         1993
                                          ----------- ------------ ------------
                                          (UNAUDITED)
                 ASSETS
Current assets:
  Cash...................................   $   48      $     1       $  --
  Accounts receivable....................      383          388          287
  Inventories............................       99           38           31
  Prepaid expenses.......................       11           16           42
                                            ------      -------       ------
    Total current assets.................      541          443          360
Property and equipment, less accumulated
 depreciation of $1,192,000, $1,059,000
 and $818,000, respectively..............    2,341        2,401        2,524
Other assets, net........................      --            41           81
                                            ------      -------       ------
                                            $2,882      $ 2,885       $2,965
                                            ======      =======       ======
     LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable.......................   $   31      $    55       $   34
  Accrued liabilities....................        1           18            7
                                            ------      -------       ------
    Total current liabilities............       32           73           41
Division equity..........................    2,850        2,812        2,924
                                            ------      -------       ------
                                            $2,882      $ 2,885       $2,965
                                            ======      =======       ======


                See accompanying notes to financial statements.

                            WILLOW FORK COUNTRY CLUB

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                    SIX MONTHS ENDED         YEARS ENDED
                                    ----------------- -------------------------
                                    JUNE 28, JUNE 30, DECEMBER 31, DECEMBER 31,
                                      1995     1994       1994         1993
                                    -------- -------- ------------ ------------
                                       (UNAUDITED)
Operating revenue:
  Green fees, practice facility
   fees, dues and initiation fees..  $  616   $ 603      $1,202       $1,092
  Golf cart rentals................     112      89         183          169
  Food, beverage and pro shop
   sales...........................     226     226         484          454
  Other............................      65      44          78           80
                                     ------   -----      ------       ------
   Total operating revenue.........   1,019     962       1,947        1,795
                                     ------   -----      ------       ------
Costs and expenses:
  Payroll and benefits.............     512     483       1,098        1,006
  Cost of merchandise sold.........     111      98         213          218
  Depreciation and amortization....     147     143         269          276
  General and administrative.......     204     172         382          398
  Other............................     233     232         489          505
                                     ------   -----      ------       ------
   Total costs and expenses........   1,207   1,128       2,451        2,403
                                     ------   -----      ------       ------
   Net loss........................  $ (188)  $(166)     $ (504)      $ (608)
                                     ======   =====      ======       ======


                See accompanying notes to financial statements.

                            WILLOW FORK COUNTRY CLUB

                         STATEMENTS OF DIVISION EQUITY
                                 (IN THOUSANDS)

  SIX MONTHS ENDED JUNE 28, 1995 (UNAUDITED) AND YEARS ENDED DECEMBER 31, 1994
                                    AND 1993

Division equity at December 31, 1992.................................... $3,034
  Net loss..............................................................   (608)
  Advances from Parent..................................................    498
                                                                         ------
Division equity at December 31, 1993....................................  2,924
  Net loss..............................................................   (504)
  Advances from Parent..................................................    392
                                                                         ------
Division equity at December 31, 1994....................................  2,812
  Net loss..............................................................   (188)
  Advances from Parent..................................................    226
                                                                         ------
Division equity at June 28, 1995 (unaudited)............................ $2,850
                                                                         ======



                See accompanying notes to financial statements.

                            WILLOW FORK COUNTRY CLUB

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                    SIX MONTHS ENDED         YEARS ENDED
                                    ----------------- -------------------------
                                    JUNE 28, JUNE 30, DECEMBER 31, DECEMBER 31,
                                      1995     1994       1994         1993
                                    -------- -------- ------------ ------------
                                       (UNAUDITED)
Cash flows from operating activi-
 ties:
 Net loss..........................  $(188)   $(166)     $(504)       $(608)
 Adjustments to reconcile net loss
  to net cash used by operating ac-
  tivities:
  Depreciation and amortization....    147      143        269          276
  Changes in assets and liabili-
   ties:
   Accounts receivable.............      5      (77)      (101)         (46)
   Inventories.....................    (61)      (6)        (7)          (5)
   Prepaid expenses................      5       14         26          (19)
   Accounts payable................    (24)      29         21          (34)
   Accrued liabilities.............    (17)       8         11           (2)
                                     -----    -----      -----        -----
  Net cash used by operating activ-
   ities...........................   (133)     (55)      (285)        (438)
                                     -----    -----      -----        -----
Cash flows from investing activi-
 ties:
 Capital expenditures..............    (73)     (56)      (118)        (112)
 Repayment of note receivable......     27        6         12           13
                                     -----    -----      -----        -----
  Net cash used by investing activ-
   ities...........................    (46)     (50)      (106)         (99)
                                     -----    -----      -----        -----
Cash flows from financing activi-
 ties:
 Advances from Parent..............    226      164        392          498
                                     -----    -----      -----        -----
Increase (decrease) in cash........     47       59          1          (39)
Cash at beginning of period........      1      --         --            39
                                     -----    -----      -----        -----
Cash at end of period..............  $  48    $  59      $   1        $ --
                                     =====    =====      =====        =====


                See accompanying notes to financial statements.

                           WILLOW FORK COUNTRY CLUB

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) General

  Willow Fork Country Club ("Willow Fork") has been a division of Wheatstone Development Company ("Wheatstone" or "Parent"). Wheatstone is principally a real estate development company. Willow Fork, located in Katy, Texas, represented Wheatstone's sole country club operation (see note 4).

 (b) Unaudited Interim Financial Statements

  The accompanying interim financial statements as of June 28, 1995 and for the six-month periods ended June 28, 1995 and June 30, 1994 have been prepared from the unaudited records of Willow Fork. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the six months ended June 28, 1995 are not necessarily indicative of the results to be expected for the full fiscal year.

 (c) Inventories

  Inventories are stated at the lower of cost (weighted average cost basis) or market, and consist of food, beverages, athletic equipment and clothing.

 (d) Property, Equipment and Depreciation

  Property and equipment are recorded at the lower of cost or net realizable value. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation expense is computed on both the straight-line and accelerated methods over estimated useful lives of five to thirty-nine years.

 (e) Concentration of Credit Risk

  Financial instruments which potentially subject Willow Fork to concentrations of credit risk consist principally of accounts receivable for monthly membership dues and expenses incurred by club members. Willow Fork provides an allowance for accounts receivable when factors surrounding the credit risk of a member indicate an impairment in value. No allowance was necessary as of June 28, 1995 and December 31, 1994 and 1993.

 (f) Division Equity

  Division equity represents the cumulative noninterest bearing advances made by Wheatstone and an affiliate to fund the initial development and the ongoing operations of Willow Fork, net of accumulated losses of Willow Fork since its inception. As a result of these continued losses, Willow Fork has been economically dependent on Wheatstone. Because Wheatstone did not incur any specific debt associated with Willow Fork, no interest expense of Wheatstone has been allocated to Willow Fork.

 (g) Revenue Recognition

  Revenue from green fees, practice facility fees, golf cart rentals and food, beverage and pro shop sales is recognized at the time the facility is used or the date of purchase.

  Revenue from membership dues and tournament fees is recognized as earned. Revenue from term memberships is deferred and recognized over the term of the membership (ranging from two to twelve years). Revenue from lifetime membership dues is deferred and recognized over the expected term of the membership based on historical experience (approximately ten years). Initiation fees are nonrefundable and, accordingly, are recognized as revenue at the time of sale, unless uncertainty surrounding collectability exists.

                           WILLOW FORK COUNTRY CLUB

2. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                      JUNE 28,  ---------------
                                                        1995     1994     1993
                                                      --------  -------  ------
Land................................................. $    61   $    61  $   61
Land improvements....................................   1,910     1,893   1,842
Buildings............................................     935       931     909
Golf carts and equipment.............................     627       575     530
                                                      -------   -------  ------
                                                        3,533     3,460   3,342
Less accumulated depreciation........................  (1,192)   (1,059)   (818)
                                                      -------   -------  ------
                                                      $ 2,341   $ 2,401  $2,524
                                                      =======   =======  ======

3. INCOME TAXES

  Willow Fork has been included in the income tax return of Wheatstone. Wheatstone has elected to be treated as a Small Business Corporation under Subchapter S of the Internal Revenue Code, whereby profits and losses are passed directly to the shareholders for inclusion in their personal tax returns. Therefore, the statements of operations for the periods presented do not include the effects of income taxes. Pro forma income taxes calculated on a separate return basis have not been provided, as an income tax asset would be offset by a valuation allowance.

4. SUBSEQUENT EVENT

  On June 29, 1995, substantially all of the assets of Willow Fork were acquired by Golf Enterprises, Inc., a Dallas, Texas based national operator of public, private and resort golf courses, for cash consideration of approximately $4,444,000.

                             DESCRIPTION OF NEWCO

  Financial statements of Newco have not been included because such entity has no operations, only $1,000 of cash and capital, and no commitments (other than pursuant to the Acquisition Agreement). Newco was incorporated in January 1996 and will start operations upon the merger of Newco with GEI.

  Consummating the Merger will require Newco to pay approximately $23.6 million of the cash consideration payable to holders of GEI Common Stock and options for such stock in the Merger, refinance approximately $54.9 million of GEI's existing debt and pay certain additional transaction costs related to negotiating and closing the Merger. To pay such amounts and provide for additional working capital and a line of credit, Newco is seeking to obtain a capital contribution of approximately $67 million from David G. Price and a loan from one or more commercial lenders for approximately $30 million. David
G. Price is seeking to borrow approximately $38 million of his capital contribution directly from one or more commercial lenders and borrow the remaining approximately $29 million of his capital contribution from AGC. AGC is seeking to raise the the funds that it will loan to Mr. Price, along with an additional $15 million that AGC is seeking to refinance its existing indebtedness, and AGC expects to close such financing prior to the Effective Time.

                                INDEX TO ANNEXES

 ANNEX                                                                      PAGE
 -----                                                                      ----
   I.  Asset Purchase Agreement and Agreement and Plan of Merger by and
        among National Golf Properties, Inc., Golf Enterprises, Inc. and
        GEI Acquisition Corporation......................................     I-1
  II.  First Amendment to Asset Purchase Agreement and Agreement and Plan
        of Merger by and among National Golf Properties, Inc., Golf
        Enterprises, Inc. and GEI Acquisition Corporation................    II-1
 III.  Opinion of Montgomery Securities..................................   III-1
  IV.  Opinion of William Blair & Company................................    IV-1
   V.  Section 17-6712 of the Kansas General Corporation Code............     V-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                         ANNEX I


                            ASSET PURCHASE AGREEMENT

                                      AND

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                               ----------------

                             GOLF ENTERPRISES, INC.

                         NATIONAL GOLF PROPERTIES, INC.

                                      AND

                          GEI ACQUISITION CORPORATION

                               ----------------


                          DATED AS OF FEBRUARY 2, 1996


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                    RECITALS

                                                                          PAGE
                                                                          ----
                                   ARTICLE I

                                THE ACQUISITION
  Section 1.1  Sale of Purchased Assets.................................   I-8
  Section 1.2  Owned Properties.........................................   I-8
               (a) Land.................................................   I-8
               (b) Buildings and Other Improvements.....................   I-8
               (c) Water Rights and Mineral Rights......................   I-8
               (d) Appurtenances........................................   I-8
  Section 1.3  Additional Assets........................................   I-8
  Section 1.4  Title Reports, UCC Searches and Surveys..................   I-9
  Section 1.5  Acquisition Consideration................................   I-9

                                   ARTICLE II

                                  THE MERGER
  Section 2.1  The Merger...............................................   I-9
  Section 2.2  Effective Time...........................................  I-10
  Section 2.3  Effects of the Merger....................................  I-10

  Section 2.4  Articles of Incorporation and Bylaws of the Surviving
               Corporation..............................................  I-10
  Section 2.5  Directors................................................  I-10
  Section 2.6  Officers.................................................  I-10
  Section 2.7  Merger Consideration; Conversion or Cancellation of
               Shares...................................................  I-10
  Section 2.8  Payment for Shares of Company Common Stock...............  I-11
  Section 2.9  Company Option Plans.....................................  I-12
  Section 2.10 Dissenters' Rights.......................................  I-12
  Section 2.11 Transfer of Shares After the Effective Time; Affiliate
               Agreements...............................................  I-12

                                  ARTICLE III

                                    CLOSING
  Section 3.1  Closing..................................................  I-13
  Section 3.2  Conveyances at Closing of the Acquisition................  I-13
               (a) Actions by the Company...............................  I-13
               (b) Actions by Purchaser.................................  I-13
               (c) Form of Instruments..................................  I-13
               (d) Certificates; Other Matters..........................  I-14
               (e) Consents.............................................  I-14

                                                                           PAGE
                                                                           ----
                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
  Section 4.1  Organization..............................................
  Section 4.2  Capitalization............................................  I-14
  Section 4.3  Corporate Authorization; Validity of Agreement; Company
               Action....................................................  I-15
  Section 4.4  Consents and Approvals; No Violations.....................  I-15
  Section 4.5  SEC Reports and Financial Statements; Projections.........  I-16
  Section 4.6  Absence of Certain Changes................................  I-17
  Section 4.7  No Undisclosed Liabilities................................  I-17
  Section 4.8  Information...............................................  I-17
  Section 4.9  Employee Benefit Plans....................................  I-17
  Section 4.10 Litigation................................................  I-21
  Section 4.11 No Default................................................  I-21
  Section 4.12 Taxes.....................................................  I-21
  Section 4.13 Contracts.................................................  I-23
  Section 4.14 Assets; Properties........................................  I-23
               (a) Assets Needed to Conduct Business.....................  I-23
               (b) Marketable Title......................................  I-23
               (c) Improvements in Good Condition........................  I-23
               (d) No Conditions Affecting Insurability..................  I-24
               (e) Utilities; Access.....................................  I-24
               (f) Licenses and Easements................................  I-24
               (g) Absence of Condemnation Proceedings...................  I-24
               (h) Public Improvement Obligations........................  I-24
               (i) Use of Golf Courses and Properties....................  I-24
               (j) Water Rights..........................................  I-25
  Section 4.15 The Company Not a "Foreign Person"........................  I-25
  Section 4.16 Environmental Matters.....................................  I-25
  Section 4.17 Labor Matters.............................................  I-26
  Section 4.18 Insurance.................................................  I-26
  Section 4.19 Compliance with Law.......................................  I-26
  Section 4.20 Brokers...................................................  I-27
  Section 4.21 Opinion of Financial Advisor..............................  I-27
  Section 4.22 Vote Required.............................................  I-27
  Section 4.23 Kansas Takeover Statute...................................  I-27

                                   ARTICLE V

                  REPRESENTATIONS AND WARRANTIES OF PURCHASER

  Section 5.1  Organization.............................................   I-27
  Section 5.2  Capitalization...........................................   I-28
  Section 5.3  Corporate Authorization; Validity of Agreement; Necessary
               Action...................................................   I-28
  Section 5.4  Consents and Approvals; No Violations....................   I-29
  Section 5.5  SEC Reports and Financial Statements.....................   I-29
  Section 5.6  Absence of Certain Changes...............................   I-29
  Section 5.7  No Undisclosed Liabilities...............................   I-30
  Section 5.8  Information..............................................   I-30
  Section 5.9  Employee Benefit Plan....................................   I-30

                                                                           PAGE
                                                                           ----
            REPRESENTATIONS AND WARRANTIES OF PURCHASER (continued)
  Section 5.10 Litigation...............................................   I-31
  Section 5.11 Compliance with Law......................................   I-31
  Section 5.12 Taxes....................................................   I-31
  Section 5.13 Environmental............................................   I-31
  Section 5.14 Insurance................................................   I-31
  Section 5.15 Financing................................................   I-32
  Section 5.16 Brokers..................................................   I-32
  Section 5.17 Opinion of Financial Advisor.............................   I-32
  Section 5.18 Vote Required............................................   I-32

                                   ARTICLE VI

                    REPRESENTATIONS AND WARRANTIES OF NEWCO

  Section 6.1  Organization.............................................   I-32
  Section 6.2  Corporate Authorization; Validity of Agreement; Necessary
               Action...................................................   I-32
  Section 6.3  Consents and Approvals; No Violations....................   I-33
  Section 6.4  Brokers..................................................   I-33
  Section 6.5  Information..............................................   I-33
  Section 6.6  No Operations............................................   I-33
  Section 6.7  Financing................................................   I-33

                                  ARTICLE VII

                                   COVENANTS

  Section 7.1  Interim Operations of the Company and Purchaser..........   I-33
  Section 7.2  Access to Information....................................   I-36
  Section 7.3  Consents.................................................   I-36
  Section 7.4  Stock Exchange Listing...................................   I-37
  Section 7.5  No Solicitation..........................................   I-37
  Section 7.6  Additional Agreements....................................   I-38
  Section 7.7  Publicity................................................   I-38
  Section 7.8  Notification of Certain Matters..........................   I-38
  Section 7.9  Directors' and Officers' Insurance and Indemnification...   I-38
  Section 7.10 Rule 145 Affiliates......................................   I-38
  Section 7.11 State Takeover Laws......................................   I-39
  Section 7.12 Meetings of Stockholders.................................   I-39
  Section 7.13 Registration Statement and Proxy Statement/Prospectus....   I-39
  Section 7.14 Renewal of Certain Agreements............................   I-40
  Section 7.15 Registration Rights......................................   I-40
  Section 7.16 401(k) Plan..............................................   I-40
  Section 7.17 Further Action...........................................   I-40

                                  ARTICLE VIII

                                   CONDITIONS

                                                                            PAGE
                                                                            ----
  Section 8.1  Conditions to the Obligations of Each Party...............   I-40
               (a) Stockholder Approval..................................   I-40
               (b) No Order..............................................   I-40
               (c) HSR Act...............................................   I-40
               (d) Other Approvals.......................................   I-41
               (e) Registration Statement................................   I-41
               (f) NYSE Listing..........................................   I-41
  Section 8.2  Additional Conditions to Obligations of Purchaser.........   I-41
               (a) Representations and Warranties........................   I-41
               (b) Agreement and Covenants...............................   I-41
               (c) Material Adverse Change...............................   I-41
  Section 8.3  Additional Conditions to Obligations of Newco.............   I-41
               (a) Representations and Warranties........................   I-41
               (b) Agreement and Covenants...............................   I-42
               (c) Material Adverse Change...............................   I-42
               (d) Financing.............................................   I-42
  Section 8.4  Additional Conditions to Obligations of the Company.......   I-42
               (a) Representations and Warranties........................   I-42
               (b) Agreement and Covenants...............................   I-42
               (c) Material Adverse Change...............................   I-42

                                   ARTICLE IX

                                  TERMINATION

  Section 9.1   Termination..............................................   I-42
  Section 9.2   Effect of Termination....................................   I-44
  Section 9.3   Termination and Commitment Fees..........................   I-44

                                   ARTICLE X

                                 MISCELLANEOUS

  Section 10.1  Fees and Expenses........................................   I-45
  Section 10.2  Amendment and Modification...............................   I-45
  Section 10.3  Nonsurvival of Representations and Warranties............   I-45
  Section 10.4  Notices..................................................   I-45
  Section 10.5  Interpretation...........................................   I-46
  Section 10.6  Counterparts.............................................   I-46
  Section 10.7  Entire Agreement; No Third Party Beneficiaries; Rights of
                Ownership................................................   I-46
  Section 10.8  Severability.............................................   I-46
  Section 10.9  Specific Performance.....................................   I-46
  Section 10.10 Governing Law............................................   I-46
  Section 10.11 Assignment...............................................   I-46
  Section 10.12 Independent Obligations..................................   I-47

                                                                          PAGE
                                                                         -------
                                    EXHIBITS
  Exhibit A    Principal Stockholder Agreement.........................   I-A-1
  Exhibit B    Termination Fee Agreement...............................   I-B-1
  Exhibit C-1 to
  Exhibit C-20 Land Descriptions.......................................     *
  Exhibit D    Allocation of Purchase Price............................     *
  Exhibit E    Closing Agenda..........................................     *
  Exhibit F    Additional Representations..............................     *
  Exhibit G    Leased Properties.......................................     *
  Exhibit H    Affiliate Letter........................................   I-H-1
  Exhibit I    Additional Assets.......................................     *
  Exhibit J    NOLs....................................................     *
  Exhibit K    Basis of Purchased Assets...............................     *
  Exhibit L    Guaranty................................................  I-L-1-1

- --------
*Intentionally omitted

                           ASSET PURCHASE AGREEMENT

                                      AND

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT, dated as of February 2, 1996, by and among NATIONAL GOLF PROPERTIES, INC., a Maryland corporation ("Purchaser"), GEI ACQUISITION CORPORATION, a Kansas corporation ("Newco"), and GOLF ENTERPRISES, INC., a Kansas corporation (the "Company").

                                   RECITALS

  WHEREAS, the Boards of Directors of Purchaser, Newco and the Company each have determined that it is in the best interests of their respective stockholders for (a) the Company to sell to the Purchaser all of the Owned Properties (as defined in Section 1.2) and the Additional Assets (as defined in Section 1.3) (the "Acquisition") and (b) following such Acquisition, Newco to merge with and into the Company (the "Merger"), in each case upon the terms and subject to the conditions set forth herein; and

  WHEREAS, following the Acquisition, Purchaser intends to contribute the Owned Properties and the Additional Assets (collectively, the "Purchased Assets") to National Golf Operating Partnership, L.P., a Delaware limited partnership ("Partnership"), and, following the Merger, Partnership will lease the Owned Properties to American Golf Corporation, a California corporation ("Lessee Co."); and

  WHEREAS, in consideration of such lease, and as a condition and inducement to the Company and Purchaser to enter into this Agreement and incur the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Lessee Co. is entering into a guaranty of Newco's obligations under this Agreement (the "Guaranty"), in the form of Exhibit L hereto; and

  WHEREAS, as a condition and inducement to Purchaser and Newco to enter into this Agreement and incur the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Purchaser and Newco are entering into a stockholders agreement with certain holders (the "Principal Stockholders") of Common Stock, par value $.01 per share, of the Company ("Company Common Stock"), and the Company, in the form of Exhibit A hereto (the "Principal Stockholder Agreement"), pursuant to which, among other things, the Principal Stockholders have agreed to vote the shares of Company Common Stock then owned by such stockholders in favor of the Acquisition and Merger provided for herein; and

  WHEREAS, as a condition and inducement to Purchaser and Newco to enter into this Agreement and incur the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Newco is entering into a termination fee agreement with the Principal Stockholders in the form of Exhibit B hereto (the "Termination Fee Agreement"); and

  WHEREAS, the Board of Directors of the Company has approved the transactions contemplated by this Agreement in accordance with the provisions of Sections 17-6701 and 17-6801 of the Kansas General Corporations Code ("KGCC") and has resolved to recommend the approval of the Acquisition and Merger by the stockholders of the Company; and

  WHEREAS, the Board of Directors of Purchaser has approved the Acquisition and the other transactions contemplated by this Agreement (including the issuance of Purchaser Common Stock (as defined in Section 1.5) as Acquisition Consideration (as defined in Section 1.5)) and has resolved to recommend the approval of the Acquisition by the stockholders of Purchaser;

   WHEREAS, the Board of Directors and sole stockholder of Newco have approved the Merger and the other transactions contemplated by this Agreement in accordance with Section 17-6701 of the KGCC; and

  WHEREAS, Purchaser, Newco and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Acquisition and the Merger and also to prescribe various conditions to the Acquisition and the Merger.

  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Purchaser, Newco and the Company agree as follows:

                                   ARTICLE I

                                THE ACQUISITION

  Section 1.1 Sale of Purchased Assets. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement, and in accordance with the applicable provisions of this Agreement, on the Closing Date (as defined in Section 3.1), the Company will (or will cause its Subsidiaries (as defined in Section 4.1), as the case may be, to) sell, convey, transfer, assign and deliver to Purchaser marketable and insurable title to the Owned Properties and the Additional Assets, each free and clear of all liens, assessments, taxes, impositions, indebtedness, mortgages, encumbrances, obligations and all other interests, except the Permitted Encumbrances (as defined in Section 4.14(b)). Notwithstanding the foregoing, at the election of Purchaser, the Partnership or Lessee Co. may be substituted for the Purchaser with respect to the purchase of any or all of the Purchased Assets.

  Section 1.2 Owned Properties. The "Owned Properties" to be sold pursuant to this Agreement include the following:

  (a) Land. Each of the parcels of real property as more particularly described in Exhibit C-1 to C-20 attached hereto and incorporated herein by this reference (collectively, the "Land").

  (b) Buildings and Other Improvements. All existing buildings, structures and other improvements located upon the Land, including without limitation all clubhouse buildings, maintenance facilities, golf courses, driving ranges, practice areas, landscaping improvements, man-made lakes, irrigation systems (including sprinklers, pipes and fittings), lakeliners, pumps, flood control works, paving, walkways, road improvements, parking facilities, and all other improvements of whatever kind which have previously been made, installed or erected and are now located on the Land (collectively, the "Improvements").

  (c) Water Rights and Mineral Rights. All of the Company's right, title and interest (as they relate to the Owned Properties) to (i) all water rights, riparian rights, appropriative rights, water allocations and water stock, including without limitation all of the Company's rights and interests under the Water Documents (as defined in Section 4.14(j)), and (ii) all minerals, oil, gas and other hydrocarbons located in or beneath the Land, along with all rights to surface and subsurface entry (collectively, the "Water and Mineral Rights"); provided, however, that none of the Water and Mineral Rights owned by the Company or its Subsidiaries are held through stock or other voting interests in any corporation, coop or other entity, except as set forth in
Section 1.2(c) of the Company Disclosure Schedule.

  (d) Appurtenances. All appurtenances, hereditaments, easements, reversionary rights, and all other rights, privileges, and entitlements belonging to or running with the Land, including all of the Company's right, title and interest in and to any and all land laying in the bed of any street, road, cul-de-sac, alley or access way, open or closed, existing, vacated or proposed, adjoining, adjacent to or contiguous to the Land, all awards for damage to the Land or taking by eminent domain or the change in grade of any street adjoining any parcel of real property constituting the Land, and all zoning and land use entitlements and development rights pertaining to the Land (collectively, the "Appurtenances").

  Section 1.3 Additional Assets. The "Additional Assets" to be sold pursuant to this Agreement include the assets described in Exhibit I hereto and incorporated herein by this reference.

  Section 1.4 Title Reports, UCC Searches and Surveys. By the later of February 15, 1996 or five (5) business days after the date hereof, the Company shall furnish to Purchaser and Newco the results of a search of the Uniform Commercial Code financing statement indices of the Secretary of State and County Clerk for the State and County, respectively, in which each of the Owned Properties is located, under the name of the Company or its Subsidiaries, each as the case may be, and any tradename used by the Company or its Subsidiaries, each as the case may be, in connection with the operation of the golf courses located on the Owned Properties, together with copies of any financing statements or fixture filings referenced in the search report. The Company has made available to Purchaser and Newco (a) legal descriptions of the Owned Properties and the Leased Properties from which Purchaser and Newco may order a current preliminary title report ("PTR") for each of such properties, (b) copies, to the extent the Company currently has them available, of surveys of each of the Owned Properties and Leased Properties, and (c) copies, to the extent that the Company currently has them available, of all title insurance policies with respect to the Owned Properties and the Leased Properties.

  Section 1.5 Acquisition Consideration. As consideration for the sale, transfer, assignment, conveyance and delivery of the Purchased Assets, on the Closing Date, Purchaser shall, at its option by notice to the Company prior to the Closing Date, either:

  (a) issue and deliver to the Company (i) the number of fully paid and non-assessable shares of Common Stock, par value $.01 per share, of Purchaser ("Purchaser Common Stock") the aggregate value of which equals $40,786,649 based on a per share price equal to the Average Purchaser Common Stock Price, provided that the aggregate number of shares of Purchaser Common Stock issuable pursuant to this Section 1.5 shall not exceed 2,128,000 and shall not be less than 1,418,666; and (ii) $17,213,351 in cash; provided that in the event that any Company Options (as defined in Section 2.9) are exercised after the date hereof but prior to the Effective Time, then the aggregate value of Purchaser Common Stock to be issued shall be increased (subject to the proviso above), and the aggregate amount of cash to be paid shall be reduced, by an amount equal to (A) the number of shares of Company Common Stock issued upon such exercise, multiplied by (B) the difference between (1) $6.00 and (2) 50% of the Option Settlement Amount that would have been paid pursuant to Section
2.9 hereof had such Options not been exercised; or

  (b) pay to the Company $58.0 million in cash (in either case, the "Acquisition Consideration").

  For purposes hereof, the "Average Purchaser Common Stock Price" shall mean the average closing price per share of Purchaser Common Stock on the New York Stock Exchange (the "NYSE") as reported on the NYSE Composite Tape for each of the ten consecutive NYSE trading days immediately preceding the second trading day prior to the Closing Date. The Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to the Company such amounts as the Purchaser is required to deduct and withhold with respect to the making of such payment under the Code (as defined in Section 4.9(a)(ii)), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company. All shares of Purchaser Common Stock issued by Purchaser as Acquisition Consideration shall be validly issued, fully paid and non-assessable. Each of the Company and the Purchaser agrees that the Acquisition Consideration shall be allocated among the Purchased Assets in the amounts set forth in Exhibit D attached hereto.

                                  ARTICLE II

                                  THE MERGER

  Section 2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement and in accordance with the applicable provisions of this Agreement and the KGCC, at the Effective Time (as defined in Section 2.2) Newco shall be merged with and into the Company. Following the Merger, the separate corporate existence of Newco shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation").

  Section 2.2 Effective Time. Immediately following the Acquisition, the Company and Newco will cause a Certificate of Merger (the "Certificate of Merger") to be executed and filed with the Secretary of State of Kansas as provided in Section 17-6003 of the KGCC. The time the Merger becomes effective in accordance with applicable laws is referred to as the "Effective Time."

  Section 2.3 Effects of the Merger. The Merger shall have the effects set forth in Section 17-6709 of the KGCC.

  Section 2.4 Articles of Incorporation and Bylaws of the Surviving
Corporation.

  (a) The Articles of Incorporation of Newco as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable law.

  (b) The By-Laws of Newco as in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable law.

  Section 2.5 Directors The directors of Newco immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until the respective successors are duly elected and qualified, or their earlier death, resignation or removal.

  Section 2.6 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until the respective successors are duly elected and qualified, or their earlier death, resignation or removal.

  Section 2.7 Merger Consideration; Conversion or Cancellation of Shares. The manner of converting or cancelling shares of the Company and Newco in the Merger shall be as follows:

  (a) At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 2.10) and other than as set forth in Section 2.7(b)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, the "Merger Consideration," consisting of (1) $6.00 in cash (the "Cash Consideration") and (2) a number of shares of Purchaser Common Stock equal to the quotient of (A) the aggregate number of shares of Purchaser Common Stock issued by Purchaser to the Company as Acquisition Consideration minus the aggregate number of shares of Purchaser Common Stock issued in the Option Settlement Amount under Section 2.9, divided by (B) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (the "Stock Consideration"). If Purchaser elects to pay the Acquisition Consideration all in cash in lieu of issuing stock and cash, then instead of the Stock Consideration, the Merger Consideration shall consist solely of Cash Consideration in an aggregate amount per share (including the $6.00 in Cash Consideration referred to above) equal to $12.00 in cash. Payment of the Merger Consideration is subject to and shall be made in the manner provided in
Section 2.8. All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and retired and cease to exist, and each holder of a certificate representing any such shares shall thereafter cease to have any rights with respect to such shares, except a right to receive the Merger Consideration for such shares upon the surrender of such certificate in accordance with Section 2.8.

  (b) At the Effective Time, each share of Company Common Stock issued and owned by the Company as treasury stock, owned by any direct or indirect Subsidiary of the Company or owned by Newco immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and retired without payment of any consideration therefor and cease to exist.

  (c) At the Effective Time, each share of Common Stock, par value $.01 per share, of Newco ("Newco Common Stock") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Newco or the stockholders thereof, be converted into one share of Common Stock, par value $.01 per share, of the Surviving Corporation.

  Section 2.8 Payment for Shares of Company Common Stock. (a) Prior to the Effective Time, Newco shall appoint an agent (reasonably acceptable to the Company) to act as exchange agent for the purpose of paying the Merger Consideration (the "Exchange Agent"). Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, immediately prior to the Effective Time, a holder of record of issued and outstanding shares of Company Common Stock, a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any of such shares in exchange for payment of the Merger Consideration. The Exchange Agent's transmittal letter shall specify that delivery shall be effected and risk of loss and title to the certificates shall pass only upon proper delivery of the certificates to the Exchange Agent. Upon surrender to the Exchange Agent of such certificates, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and subject to Section 2.8(c), the Surviving Corporation shall promptly cause to be paid to each person entitled thereto the Merger Consideration to which such person is entitled. If the shares of Purchaser Common Stock constituting Stock Consideration are to be transferred to a person other than the registered holder of the certificate surrendered, it shall be a condition of such transfer that the certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance to a person other than the registered holder of the certificate surrendered or established to the satisfaction of the Surviving Corporation or the Exchange Agent that such taxes have been paid or are not applicable. Until surrendered in accordance with the provisions of this Section 2.8, each certificate (other than certificates representing Dissenting Shares (as defined in Section 2.10)) shall represent for all purposes only the right to receive the Merger Consideration, without any interest thereon.

  (b) No person holding a certificate which, prior to the Effective Time, represented shares of Company Common Stock will be entitled after the Effective Time to receive any dividend or distribution that may be declared or paid in respect of, or to vote, any shares of Purchaser Common Stock constituting Stock Consideration receivable by such person upon conversion of such shares of Company Common Stock in the Merger, until such certificate is surrendered in exchange for the Merger Consideration as provided herein, at which time any dividends declared and paid after the Effective Time with respect to such shares of Purchaser Common Stock shall be paid without interest to such person as though he had been a record holder of such Shares at the time of such declaration.

  (c) Notwithstanding Section 2.7(a) and 2.8(a), no fractional shares of Purchaser Common Stock will be transferred, and any stockholder entitled hereunder to receive a fractional share but for this Section 2.8(c) will be entitled hereunder to receive in lieu of such fractional share a cash payment representing such stockholder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such stockholders of the aggregate fractional shares of Purchaser Common Stock that such stockholders would be entitled to receive but for this Section 2.8(c). Such sale shall be made by the Exchange Agent within ten business days after the Effective Time.

  (d) The Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code (as defined in Section 4.9(a)(ii)), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of which deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

  (e) Promptly following the first anniversary of the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, certificates and other documents in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a certificate formerly representing a share of Company Common Stock may surrender such certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate Merger Consideration relating thereto, without any interest or dividends thereon. Neither Newco nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any cash constituting the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  Section 2.9 Company Option Plans. The Company shall take all such actions as are necessary to cancel, immediately prior to the Effective Time, all unexpired and unexercised outstanding options (whether or not then exercisable) ("Options") to purchase shares of Company Common Stock heretofore granted by the Company or its Subsidiaries under any agreement, plan, program or arrangement of the Company or its Subsidiaries. The Company shall use its best efforts to obtain a written agreement from the holders of all outstanding Options not to exercise such Options from date of this Agreement through and including the Effective Time, except as set forth on Section 2.9 of the Company Disclosure Schedule. Except as to the extent that Newco and a holder of an Option may otherwise agree prior to the Effective Time, each holder of an Option shall be entitled to receive from the Company in cancellation thereof a payment (subject to applicable income tax withholding and employer taxes) in an amount equal to the excess, if any, of the per share value of the Merger Consideration (up to $12.00 per share) (valuing Stock Consideration at the Average Purchaser Common Stock Price) over the per share exercise price of such Option, multiplied by the number of shares of Company Common Stock subject to such Option (the "Option Settlement Amount"). The Option Settlement Amount shall be paid 50% in cash and 50% in Purchaser Common Stock (valuing the Purchaser Common Stock at the Average Purchaser Common Stock Price), or 100% in cash in the event that Purchaser elects to pay the Acquisition Consideration all in cash in lieu of issuing stock and cash. Such payment shall be made immediately prior to the Effective Time. Any Option which as of the Effective Time has not been so cancelled and settled shall be converted into the right to receive the Option Settlement Amount. Except to the extent determined otherwise by Newco, all agreements, plans, programs or arrangements of the Company and its subsidiaries which provide for the issuance or grant of Options or any other interest in respect of the capital stock of the Company or any of its subsidiaries shall terminate as of the Effective Time.

  Section 2.10 Dissenters' Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has properly in writing exercised its rights of appraisal for such shares of Company Common Stock in accordance with Section 17-6712 of the KGCC, if such Section 17-6712 provides for appraisal rights for such shares in the Merger ("Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration as provided in Section 2.7 and Section 2.8, unless and until such holder fails to perfect or withdraws or otherwise loses its right to appraisal and payment under the KGCC. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, if any, to which such holder is entitled, without interest or dividends thereon, upon surrendering, in the manner provided in Section 2.8, of the certificate or certificates that formerly evidenced such shares of Company Common Stock. The Company shall give Newco prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock and, prior to the Effective Time, Newco shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Newco, make any payment with respect to, or settle or offer to settle, any such demands.

  Section 2.11 Transfer of Shares After the Effective Time; Affiliate Agreements. No transfers of Shares shall be made on the stock transfer books of the Company after the close of business on the day prior to the date of the Effective Time. If, after the Effective Time, certificates formerly representing shares of Company Common

Stock are presented to the Surviving Corporation or the Exchange Agent, they shall be surrendered and cancelled in return for the payment of the aggregate Merger Consideration relating thereto, as provided in this Article II, subject to applicable law in the case of Dissenting Shares. Certificates for Company Common Stock surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) of the Securities Act of 1933, as amended (the "Securities Act") shall not be exchanged until Newco has received a written agreement from such person as provided in Section 7.10.

                                  ARTICLE III

                                    CLOSING

  Section 3.1 Closing. The Closing of the Acquisition and the Merger (the "Closing") shall take place (i) at the offices of Latham & Watkins, 633 West Fifth Street, Suite 4000, Los Angeles, California at 9:00 a.m. on the second business day after which the last to be fulfilled or waived of the conditions set forth in Article VIII hereof shall be fulfilled or waived in accordance with this Agreement (the date on which the Closing occurs, the "Closing Date") or (ii) at such other place and/or time and/or on such other date as the Company, Purchaser and Newco may agree. For all purposes, all transactions contemplated by this Agreement that are to be consummated on the day of the Closing shall be those set forth in, and shall occur at the time and in the sequence provided in, the closing agenda to be agreed upon by the parties hereto consistent with Exhibit E, subject to such changes and revisions to such closing agenda as the parties hereto may reasonably agree.

  Section 3.2 Conveyances at Closing of the Acquisition.

  (a) Actions by the Company. To effect the Acquisition, at the Closing, the Company shall:

      (i) Cause a general warranty grant deed to each of the Owned Properties, duly executed and acknowledged by the Company and in recordable form (collectively, the "Deeds"), to be recorded in the real estate records in the county in which each such Owned Property is located;

      (ii) Deliver to Purchaser two original counterparts of an assignment of the Water Documents (as defined in Section 4.14(k)) duly executed by the Company;

      (iii) Deliver to Purchaser such other documents, certificates or instruments as shall be reasonably requested by Purchaser to convey marketable title in and to the Owned Properties and the Additional Assets to Purchaser;

      (iv) urnish to Purchaser an affidavit stating, under penalty of perjury, the Company's United States taxpayer identification number and that the Company is not a foreign person, pursuant to Section
    1445(b)(2) of the Code; and

      (v) Furnish to Purchaser such other documents, certificates and instruments as Purchaser shall reasonably request.

      In order to facilitate the Closing of the Acquisition, the Company and Purchaser shall enter into customary escrow arrangements regarding the foregoing documents.

  (b) Actions by Purchaser. To effect the Acquisition at the Closing, Purchaser shall deliver to the Company the Acquisition Consideration, one complete original counterpart of the Assignment of Water Documents and a file-stamped conformed copy of the Deeds showing the recording information thereon. Purchaser shall pay the cash portion of the Acquisition Consideration at Closing in federal (same day) funds by wire transfer to an account previously designated to Purchaser by the Company.

  (c) Form of Instruments. To the extent that a form of any document to be delivered hereunder is not attached as an exhibit hereto, such document shall be in form and substance, and shall be executed and delivered in any manner, reasonably satisfactory to Purchaser and the Company.

  (d) Certificates; Other Matters. The parties hereto shall deliver the certificates and other matters described in Article VIII.

  (e) Consents. The Company shall deliver all permits and any other third party consents required for the valid transfer of the Owned Properties and the Additional Assets as contemplated by this Agreement.

                                  ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to Purchaser and Newco as follows:

  Section 4.1 Organization. Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. As used in this Agreement, the word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which(i) such party or any other Subsidiary of such party is a general partner (excluding such partnerships where such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. Section
4.1 of the Company Disclosure Schedule delivered by the Company to Purchaser on or prior to the date hereof (the "Company Disclosure Schedule") sets forth a complete list of the Company's Subsidiaries.

  Section 4.2 Capitalization.

  (a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $1.00 per share (the "Company Preferred Stock"). As of the date hereof,
(i) 6,585,482 shares of Company Common Stock are issued and outstanding, and no shares of Company Common Stock are held in the Company's treasury, (ii) 1,075,783 shares of Company Common Stock are reserved for issuance pursuant to Options previously granted pursuant to the Company's 1991 Stock Option Plan, the Company's 1994 Stock Option Plan and the Company's 1995 Stock Option Plan (collectively, the "Company Stock Option Plans") and Options previously granted pursuant to that certain Stock Option Agreement dated March 25, 1991 between the Company and Devlin Golf, Inc. and that certain Stock Option Agreement dated March 25, 1991 between the Company and Stephen L. Lambert (collectively, the "Company Stock Option Grants"), which Options shall be exercisable by the payment solely of cash, and, assuming a $12.00 per share value of Merger Consideration, have an aggregate Option Settlement Amount of $2,547,514; and (iii) no shares of Company Preferred Stock are issued and outstanding. All the outstanding shares of the Company's capital stock are, and all shares which may be issued upon exercise of outstanding options, will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in Section 4.2(a) of the Company Disclosure Schedule, there are no bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its Subsidiaries issued and outstanding. Except as set forth above or in
Section 4.2(a) of the Company Disclosure Schedule and except for the transactions contemplated by this Agreement, as of the date hereof, (i) there are no shares of capital stock of the Company authorized, issued or outstanding and (ii) there are no existing options, Options, warrants, calls, pre-emptive rights, subscriptions or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its Subsidiaries, obligating the Company or any of its

Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, convertible security, agreement, arrangement or commitment. Except as disclosed in Section 4.2(a) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or the capital stock of the Company or any Subsidiary or affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity. Except as permitted by this Agreement, following the Merger, neither the Company nor any of its Subsidiaries will have any obligation to issue, transfer or sell any shares of its capital stock pursuant to any Stock Option Plan, employee benefit plan or otherwise.

  (b) Except as disclosed in Section 4.2(b) of the Company Disclosure Schedule, all of the outstanding shares of capital stock of each of the Subsidiaries of the Company are beneficially owned by the Company, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its Subsidiaries free and clear of all liens, charges, security interests, options, claims or encumbrances of any nature whatsoever.

  (c) Except for the Principal Stockholder Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of the Subsidiaries. Except as disclosed in Section 4.2(c) of the Company Disclosure Schedule, none of the Company or its Subsidiaries is required to redeem, repurchase or otherwise acquire shares of capital stock of the Company, or any of its Subsidiaries, respectively, as a result of the transactions contemplated by this Agreement. No person has any rights to cause the Company or its Subsidiaries to register with the SEC any securities of the Company, other than solely with respect to Company Common Stock as set forth in Section 4.2(c) of the Company Disclosure Schedule (the "Existing Registration Rights Agreements").

  (d) At the Effective Time, the number of shares of Company Common Stock outstanding, excluding shares held in the Company's treasury, shall not exceed 7,661,265.

  Section 4.3 Corporate Authorization; Validity of Agreement; Company
Action. The Company has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining any necessary approval of its stockholders as contemplated by Section 7.12 hereof with respect to the Acquisition and the Merger, to consummate the transactions contemplated hereby and perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby, have been duly and validly authorized by its Board of Directors and, except for obtaining the approval of its stockholders as contemplated by Section 7.12 hereof with respect to the Acquisition and the Merger and the filing and recordation of appropriate merger documents as required by the KGCC, no other corporate action or proceedings on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Purchaser and Newco, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

  Section 4.4 Consents and Approvals; No Violations. Except as disclosed in
Section 4.4 of the Company Disclosure Schedule, and except for all filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements and rules of, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the KGCC, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the liquor license laws, rules, regulations and requirements of any state or other Governmental Entity (as defined below), and except for the approval of this Agreement by the Company's stockholders and the filing and recordation of the Certificate of Merger as required by the KGCC, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or By-Laws or similar organizational documents of the Company or of any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (a "Governmental Entity"), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness (collectively, the "Debt Instruments"), lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound and which either has a term of more than one year or involves the payment or receipt of money in excess of $100,000 (a "Company Agreement") or
(iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets. Section 4.4 of the Company Disclosure Schedule sets forth each instrument evidencing indebtedness of the Company and its Subsidiaries which will accelerate or become due or payable, or result in a right of redemption or repurchase on the part of the holder of such indebtedness, or with respect to which any other payment or amount will become due or payable, in any such case with or without due notice or lapse of time, as a result of this Agreement, the Acquisition, the Merger or the other transactions contemplated hereby.

  Section 4.5 SEC Reports and Financial Statements; Projections.

  (a) The Company has filed with the Securities and Exchange Commission (the "SEC"), and has heretofore made available to Purchaser and Newco true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it and its Subsidiaries since January 1, 1994 under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including, without limitation, any financial statements or schedules included therein and any forms, reports and other documents filed by the Company with the SEC after the date of this Agreement (a) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied or will comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. No Subsidiary of the Company is required to file any form, report or other document with the SEC.

  (b) Each of the consolidated financial statements included in the Company SEC Documents have been prepared from, and are in accordance with, the books and records of the Company and/or its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated Subsidiaries as at the dates thereof or for the periods presented therein.

  (c) The projected financial statements, which include projected capital expenditures, provided to the Purchaser and Newco on the date of this Agreement (the "Projections") have been made by the Company with a reasonable basis and in good faith and have been compiled on the bases described therein. The assumptions used in the preparation of the Projections (i) are all those the Company believes are significant in forecasting the financial results of the Company and (ii) reflect, for the relevant periods, the Company's reasonable estimate of the events, contingencies and circumstances described therein. Such Projections, taken as a whole, present the Company's reasonable estimate of the expected consolidated results of operations of the Company for the forecasted periods.

  Section 4.6 Absence of Certain Changes. Except to the extent disclosed in the Company SEC Documents filed prior to the date of this Agreement or as otherwise disclosed in Section 4.6 of the Company Disclosure Schedule, since December 31, 1994, the Company and its Subsidiaries have conducted their respective businesses and operations in the ordinary course of business consistent with past practice, and there has not occurred (i) any events, changes, or effects (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or, which would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole;
(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of the Company or of any of its Subsidiaries, other than dividends paid by wholly owned Subsidiaries, or any redemption, purchase or other acquisition by the Company or any of its Subsidiaries of any securities of the Company or any of its Subsidiaries; (iii) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of the Company's capital stock; (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any officers or key employees of the Company or any Subsidiary; (v) any change by the Company or any of its Subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP or the SEC; (vi) any damage, destruction or loss (whether or not covered by insurance) with respect to any property or asset of the Company or any Subsidiary, or (vii) any entering into, renewal, modification or extension of, any material contract, arrangement or agreement with any other party except for contracts, arrangements or agreements in the ordinary course of business or as contemplated by this Agreement. As of the date of this Agreement and at the Effective Time, (i) the aggregate short-term and long-term debt of the Company and its Subsidiaries (excluding capital leases) does not and will not exceed $57.365 million, and (ii) the consolidated current ratio of the Company and its Subsidiaries (the ratio of current assets to current liabilities) is not and will not be less than 1.0 to 1.0.

  Section 4.7 No Undisclosed Liabilities. Except (a) to the extent disclosed in the Company SEC Documents filed prior to the date of this Agreement, (b) as set forth on Section 4.7 of the Company Disclosure Schedule, and (c) for liabilities and obligations incurred in the ordinary course of business consistent with past practice, since December 31, 1994, neither the Company nor any of its Subsidiaries have incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise.

  Section 4.8 Information. The Proxy Statement/Prospectus (as defined in
Section 7.13), or any amendment thereof or supplement thereto, at the date mailed to the Company's stockholders and at the time of the Special Meetings, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Purchaser or Newco for inclusion in the Proxy Statement/Prospectus. None of the information supplied by the Company for inclusion or incorporation by reference in the Registration Statement (as defined in Section 7.13) will, at the date mailed to stockholders and at the time of the Special Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the proviso set forth in the second preceding sentence, the Proxy Statement/Prospectus will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

  Section 4.9 Employee Benefit Plans.

  (a) Definitions. The following terms, when used in this Section 4.9, shall have the following meanings. Any of these terms may, unless the context otherwise requires, be used in the singular or the plural depending on the reference.

    (i) Benefit Arrangement. "Benefit Arrangement" shall mean any employment, consulting, severance or other similar contract, arrangement or policy and each plan, arrangement (written or oral), program, agreement or commitment providing for insurance coverage (including without limitation any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health, disability or accident benefits (including without limitation any "voluntary employees' beneficiary association" as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which
  (A) is not a Welfare Plan, Pension Plan or Multiemployer Plan, (B) is entered into, maintained, contributed to or required to be contributed to, as the case may be, by the Company or an ERISA Affiliate or under which the Company or any ERISA Affiliate may incur any liability, and (C) covers any employee or former employee of the Company or any ERISA Affiliate (with respect to their relationship with such entities).

    (ii) Code. "Code"shall mean the Internal Revenue Code of 1986, as amended.

    (iii) Employee Plans. "Employee Plans" shall mean all Benefit
  Arrangements, Multiemployer Plans, Pension Plans and Welfare Plans.

    (iv) ERISA. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

    (v) ERISA Affiliate. "ERISA Affiliate" shall mean any entity which is (or at any relevant time was) a member of a "controlled group of corporations" with, under "common control" with, or a member of an "affiliated service group" with, the Company as defined in Section 414(b), (c), (m) or (o) of the Code, or under "common control" with the Company, within the meaning of
  Section 4001(b)(1) of ERISA.

    (vi) Multiemployer Plan. "Multiemployer Plan" shall mean any "multiemployer plan," as defined in Section 4001(a)(3) of ERISA, (A) which the Company or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or, after September 25, 1980, maintained, administered, contributed to or was required to contribute to, or under which the Company or any ERISA Affiliate may incur any liability and (B) which covers any employee or former employee of the Company or any ERISA Affiliate (with respect to their relationship with such entities).

    (vii) PBGC. "PBGC" shall mean the Pension Benefit Guaranty Corporation.

    (viii) Pension Plan. "Pension Plan" shall mean any "employee pension benefit plan" as defined in Section 3(2) of ERISA (other than a Multiemployer Plan) (A) which the Company or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or, within the five years prior to the Closing Date, maintained, administered, contributed to or was required to contribute to, or under which the Company or any ERISA Affiliate may incur any liability and (B) which covers any employee or former employee of the Company or any ERISA Affiliate (with respect to their relationship with such entities).

    (ix) Welfare Plan. "Welfare Plan" shall mean any "employee welfare benefit plan" as defined in Section 3(1) of ERISA, (A) which the Company or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or, in the case of an "employee welfare benefit plan" that is or was a "multiemployer plan" as defined in Section 3(37) of ERISA, within the five years prior to the Closing Date, maintained, administered, contributed to or was required to contribute to, or under which the Company or any ERISA Affiliate may incur any liability and (B) which covers any employee or former employee of the Company or any ERISA Affiliate (with respect to their relationship with such entities).

  (b) Disclosure; Delivery of Copies of Relevant Documents and Other Information. Schedule 4.9(b) of the Company Disclosure Schedule contains a complete list of Employee Plans which cover, and Welfare Plans that are or were "multiemployer plans," as defined in Section 3(37) of ERISA, Pension Plans and Multiemployers Plans which have covered, employees of the Company or its Subsidiaries (with respect to their relationship with such entities). True and complete copies of each of the following documents have been delivered or made available by the Company to Purchaser and Newco: (i) each Welfare Plan, Pension Plan and Multiemployer Plan (and, if applicable, related trust agreements) which covers, and Welfare Plans that are or were "multiemployer plans," as defined in Section 3(37) of ERISA, Pension Plans and Multiemployers Plans which have covered, employees of the Company or its Subsidiaries (with respect to their relationship with such entities) and all amendments thereto, all summary plan descriptions and summaries of material modifications and all annuity contracts or other funding instruments, (ii) each Benefit Arrangement which covers employees of the Company or its Subsidiaries (with respect to their relationship with such entities) including written descriptions thereof which have been distributed to the Company's employees and a complete description of any Benefit Arrangement which is not in writing, (iii) the most recent determination or opinion letter issued by the Internal Revenue Service with respect to each Pension Plan and each Welfare Plan (other than a "multiemployer plan", as defined in Section 3(37) of ERISA) which covers or has covered employees of the Company or its Subsidiaries (with respect to their relationship with such entities), (iv) for the three most recent plan years, Annual Reports on Form 5500 Series required to be filed with any governmental agency for each Pension Plan and each Welfare Plan (other than a "multiemployer plan", as defined in Section 3(37) of ERISA) which covers or has covered employees of the Company or its Subsidiaries (with respect to their relationship with such entities), (v) all actuarial reports prepared for the last three plan years for each Pension Plan which covers or has covered employees of the Company or its Subsidiaries (with respect to its relationship with such entities), (vi) a description of complete age, salary, service and related data as of the last day of the last plan year for employees of the Company and its Subsidiaries, and (vii) a description setting forth the amount of any liability of the Company or its Subsidiaries as of the Closing Date for payments more than thirty (30) calendar days past due with respect to each Welfare Plan which covers or has covered employees or former employees of the Company or its Subsidiaries.

  (c) Representations. Except as set forth in Section 4.9(c) of the Company Disclosure Schedule:

    (i) Pension Plans. Neither the Company nor any of its ERISA Affiliates has at any time maintained, administered, contributed to or been required to contribute to any Pension Plan subject to Title IV of ERISA, Section 412 of the Code or the minimum funding requirements of ERISA or the Code. Each Pension Plan and each related trust agreement, annuity contract or other funding instrument which covers or has covered employees or former employees of Company or its Subsidiaries (with respect to their relationship with such entities) is qualified and tax-exempt under the provisions of Code Sections 401(a) (or 403(a), as appropriate) and 501(a) and has been so qualified during the period from its adoption to date. Each Pension Plan, each related trust agreement, annuity contract or other funding instrument which covers or has covered employees or former employees of Company or its Subsidiaries (with respect to their relationship with such entities) presently complies and has been maintained in compliance with its terms and, both as to form and in operation, with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such plans, including without limitation ERISA and the Code.

    (ii) Multiemployer Plans. Neither the Company nor any of its ERISA Affiliates has at any time maintained, administered, contributed to or been required to contribute to any Multiemployer Plan.

    (iii) Welfare Plans.

      (A) Each Welfare Plan which covers or has covered employees or former employees of the Company or its Subsidiaries (with respect to their relationship with such entities) has been maintained in compliance with its terms and, both as to form and operation, with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Welfare Plan, including without limitation ERISA and the Code.

      (B) Other than such benefits as are required to be provided under the health care continuation provisions of Section 601 of ERISA or under any state insurance law providing for a conversion option under a group insurance policy, none of the Company, any ERISA Affiliate or any Welfare Plan has any present or future obligation to make any payment to, or with respect to any present or former employee of the Company or any ERISA Affiliate pursuant to, any retiree medical benefit plan, or other retiree Welfare Plan.

      (C) Each Welfare Plan which covers or has covered employees or former employees of the Company or an ERISA Affiliate and which is a "group health plan," as defined in Section 607(1) of ERISA, has been operated in compliance with provisions of Part 6 of Title I, Subtitle B of ERISA and Section 4980B of the Code at all times.

      (D) Neither the Company nor any ERISA Affiliate has incurred any liability with respect to any Welfare Plan that is a "multiemployer plan", as defined in Section 3(37) of ERISA, under the terms of such Welfare Plan, any collective bargaining agreement or otherwise resulting from any cessation of contributions, cessation of obligation to make contributions or other form of withdrawal from such Welfare Plan.

      (E) If, as of the Closing Date, the Company (and all ERISA Affiliates) were to have a cessation of contributions, cessation of obligations to make contribution or other form of withdrawal from all Welfare Plans that are "multiemployer plans", as defined in Section 3(37) of ERISA, it (and they) would incur no liabilities with respect to any such Welfare Plans under the terms of such Welfare Plans, any collective bargaining agreement or otherwise.

    (iv) Benefit Arrangements. Each Benefit Arrangement which covers or has covered employees or former employees of the Company or its Subsidiaries (with respect to their relationship with such entities) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangement, including without limitation the Code. Except as set forth in the Company Disclosure Schedule, and except as provided by law, the employment of all persons presently employed or retained by the Company or its Subsidiaries is terminable at will.

    (v) Unrelated Business Taxable Income. No Employee Plan (other than a "multiemployer plan," as defined in Section 3(37) of ERISA) (or trust or other funding vehicle pursuant thereto) is subject to any tax under Code
  Section 511.

    (vi) Deductibility of Payments. There is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or its Subsidiaries (with respect to his or her relationship with such entities) that, individually or collectively, provides for the payment by the Company of any amount (i) that is not deductible by the Company under Section 162(a)(1) or 404 of the Code, whichever is applicable, (ii) for which the deduction by the Company would be disallowed under Section 162(m) of the Code, or (iii) that is an "excess parachute payment" pursuant to Section 280G of the Code.

    (vii) Fiduciary Duties and Prohibited Transactions. Neither the Company nor any plan fiduciary of any Welfare Plan or Pension Plan which covers or has covered employees or former employees of the Company or any ERISA Affiliate, has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any "prohibited transaction," as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. The Company has not knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Welfare Plan or Pension Plan (or other employee benefit plan subject to ERISA) and has not been assessed any civil penalty under Section 502(l) of ERISA.

    (viii) Validity and Enforceability. Each Welfare Plan, Pension Plan, related trust agreement, annuity contract or other funding instrument and Benefit Arrangement which covers employees or former employees of the Company or its Subsidiaries (with respect to their relationship with such entities) is legally valid and binding and in full force and effect.

    (ix) Litigation. There is no action, order, writ, injunction, judgment or decree outstanding or claim, suit, litigation, proceeding, arbitral action, governmental audit or investigation relating to or seeking benefits under any Employee Plan that is pending, or, to the best knowledge of the Company, threatened or anticipated against the Company, any ERISA Affiliate or any Employee Plan.

    (x) No Amendments. Neither the Company nor any ERISA Affiliate has any announced plan or legally binding commitment to create any additional Employee Plans which are intended to cover employees or former employees of the Company or its Subsidiaries (with respect to their relationship with such entities) or to amend or modify any existing Employee Plan which covers or has covered employees or former employees of the Company or its Subsidiaries (with respect to their relationship with such entities).

    (xi) No Other Material Liability. No event has occurred in connection with which the Company or any ERISA Affiliate or any Employee Plan, directly or indirectly, could be subject to any material liability (A) under any statute, regulation or governmental order relating to any Employee Plans or (B) pursuant to any obligation of the Company to indemnify any person against liability incurred under any such statute, regulation or order as they relate to the Employee Plans.

    (xii) Unpaid Contributions. Neither the Company nor any ERISA Affiliate has any liability for unpaid contributions under Section 515 of ERISA with respect to any Pension Plan, Multiemployer Plan or Welfare Plan.

    (xiii) Insurance Contracts. Neither the Company nor any Employee Plan (other than a "multiemployer plan", as defined in Section 3(37) of ERISA) holds as an asset of any Employee Plan any interest in any annuity contract, guaranteed investment contract or any other investment or insurance contract issued by an insurance company that is the subject of bankruptcy, conservatorship or rehabilitation proceedings.

    (xiv) No Acceleration or Creation of Rights. Except as set forth in
  Section 4.9(c)(xiv) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement or other related agreements by the Company nor the consummation of the transactions contemplated hereby or the related transactions will result in the acceleration or creation of any rights of any person to benefits under any Employee Plan (including, without limitation, the acceleration of the vesting or exercisability of any stock options, the acceleration of the vesting of any restricted stock, the acceleration of the accrual or vesting of any benefits under any Pension Plan or the acceleration or creation of any rights under any severance, parachute or change in control agreement).

  Section 4.10 Litigation. Except to the extent disclosed in the Company SEC Documents filed prior to the date of this Agreement or on Section 4.10 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the best knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries, before any court, arbitrator, or administrative, governmental or regulatory authority or body, domestic or foreign.

  Section 4.11 No Default. The business of the Company and each of its Subsidiaries is not being conducted in default or violation of any term, condition or provision of its respective Articles of Incorporation or By-Laws or similar organizational documents.

  Section 4.12 Taxes.

  (a) Except as set forth in Section 4.12(a) of the Company Disclosure
Schedule:

    (i) The Company and its Subsidiaries (and any affiliated group of which the Company and its Subsidiaries is now or has been a member) have timely filed with the appropriate taxing authorities all Tax Returns (as defined in Section 4.12(c)) required to be filed through the date hereof and will timely file any such returns required to be filed on or prior to the Closing Date. The Tax Returns and other information filed are (and, to the extent not yet filed, will be) complete and accurate in all material respects. None of the Company, its Subsidiaries, nor any consolidated group of which the Company or its Subsidiaries is now or was a member, has pending any request for an extension of time within which to file Tax Returns. The Company has made available to Purchaser and Newco complete and accurate copies of the Company's federal, state and local Tax Returns for the years 1991, 1992, 1993 and 1994.

    (ii) All Taxes (as defined in Section 4.12(c)), in respect of periods beginning before the Closing Date, have been paid (and, to the extent any such Taxes have not been timely paid, any penalties or interest attributable to such late payment has been paid), or will be timely paid, or an adequate reserve has been established therefor, and neither the Company nor any of its Subsidiaries has material liability for Taxes in excess of the amounts so paid or reserves so established. As of December 31, 1995, a reserve of approximately $2.4 million had been established for Taxes.

    (iii) The Company and its Subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and have, within the time and the manner prescribed by law, withheld and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under applicable laws;

    (iv) No federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of any of the Company or its Subsidiaries and none of the Company or its Subsidiaries has received a written notice of any pending audits or proceedings;

    (v) Neither the Service nor any other taxing authority (whether domestic or foreign) has asserted, or to the best knowledge of the Company, is threatening to assert, against the Company or any of its Subsidiaries any deficiency or claim for Taxes; and

    (vi) The transactions contemplated herein are not subject to the tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provisions of federal, state or local law.

  (b) Except as set forth in Section 4.12(b) of the Company Disclosure
Schedule:

    (i) There are no material liens for Taxes upon any property or assets of the Company or any Subsidiary thereof, except for liens for Taxes not yet due and payable and liens for Taxes that are being contested in good faith by appropriate proceedings as set forth in Section 4.12(a) of the Company Disclosure Schedule;

    (ii) Neither the Company nor any of its Subsidiaries has agreed to or is required to make any adjustment under Section 481(a) of the Code;

    (iii) The federal income Tax Returns of the Company and its Subsidiaries have not been examined by the Service;

    (iv) Neither the Company nor any of its Subsidiaries is a party to any material agreement providing for the allocation or sharing of Taxes;

    (v) Neither the Company nor any of its Subsidiaries has, with regard to any assets or property held or acquired by any of them, filed a consent to the application of Section 341(f) of the Code, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any of its Subsidiaries;

    (vi) The Company and the Principal Company Stockholders (as defined in Exhibit F-1) shall, concurrently with the execution of this Agreement, make representations, in the form set forth in Exhibit F-1 with respect to the Company and Exhibit F-2 with respect to the Principal Company Stockholders, requested by Purchaser to determine that this transaction will not result in any person owning capital stock of Purchaser in violation of the Purchaser's Articles of Incorporation or By-Laws or otherwise impair the Purchaser's tax status as a real estate investment trust ("REIT") under the Code; to the actual knowledge of the Company, no other stockholders of the Company would be unable to make such representations to Purchaser; and

    (vii) The net operating losses (the "NOLs") of the Company and its Subsidiaries which are available and may be utilized to offset the gain arising for federal and state income tax purposes from the sale of the Purchased Assets to the Purchaser pursuant to this Agreement on the Closing Date are set forth on Exhibit J. The basis of each of the Purchased Assets, as of the Closing Date, for federal and state income tax purposes is set forth on Exhibit K. Based on the amount of Acquisition Consideration set forth in Section 1.5 and the allocation thereof set forth in Exhibit D, no more than $500,000 of tax will arise for federal and state income tax purposes from the Company's and its Subsidiaries' sale of the Purchased Assets to the Purchaser pursuant to this Agreement on the Closing Date, after utilization of available NOLs.

  (c) "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real or personal property, sales, withholding, social security, retirement, unemployment, occupation, use, service, use, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the Service or any taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments. "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

  Section 4.13 Contracts. All of the Company Agreements are listed in Section
4.13 of the Company Disclosure Schedule and the Company has made available to Purchaser true, complete and correct copies of all of the Company Agreements. Except as set forth on Section 4.13 of the Company Disclosure Schedule, each Company Agreement is valid, binding and enforceable and in full force and effect and there are no defaults thereunder by the Company or its Subsidiaries or, to the best knowledge of the Company, by any other party thereto. Except as disclosed in Section 4.13 of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party to any agreement of any kind (other than the Company Agreements) pursuant to which any person or entity (other than the Company or any of its Subsidiaries) has the right to occupy, possess, or use any of the Properties (as defined in Section 4.14(c)) or any portion thereof, or imposing upon the Company or its successors in interest to the Properties any obligation to contribute property, to pay money for the construction of or to construct, install or maintain any improvements on or off any of the Properties.

  Section 4.14 Assets; Properties.

  (a) Assets Needed to Conduct Business. Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, the assets, properties, rights and contracts, including, without limitation (as applicable), title or leaseholds thereto, of the Company and its Subsidiaries, taken as a whole, are sufficient to permit the Company and its Subsidiaries to conduct their business as currently being conducted.

  (b) Marketable Title. The Company will convey to Purchaser at Closing, and Purchaser will acquire at Closing, marketable title in fee simple to all of the Owned Properties and the Additional Assets to be purchased and sold in connection with the Acquisition under this Agreement, free and clear of all liens, assessments, taxes, impositions, indebtedness, mortgages, encumbrances, obligations and all other interests except the "Permitted Encumbrances" described and/or listed in Section 4.14(b) of the Company Disclosure Schedule.

  (c) Improvements in Good Condition. Except as set forth in Section 4.14(c) of the Company Disclosure Schedule, (i) all Improvements and Leased Improvements were constructed or installed in conformity with all applicable local, state, and federal laws, ordinances, regulations, orders, permits, rules, and requirements existing at the time of construction (with such changes to such construction or installation as were required to be made subsequent to such time) in a good and workmanlike manner with materials of good quality; (ii) all Improvements and Leased Improvements are free of any design or construction defects; and (iii) all Improvements and Leased Improvements are in good and operable condition and will remain so through the Closing Date. "Leased Improvements" includes all existing buildings, structures and other improvements located upon each of the parcels of real property listed in Exhibit G attached hereto and leased by the Company (the

"Leased Properties") pursuant to a lease listed on Schedule 4.13 of the Company Disclosure Schedule, which buildings, structures and other improvements include without limitation all clubhouse buildings, maintenance facilities, golf courses, driving ranges, practice areas, landscaping improvements, man-made lakes, irrigation systems (including sprinklers, pipes and fittings), lakeliners, pumps, flood control works, paving, walkways, road improvements, parking facilities, and all other improvements of whatever kind which have previously been made, installed or erected and are now located on such Leased Properties (collectively, the "Leased Improvements," and together with the Improvements, the Owned Properties and the Leased Properties, the "Properties").

  (d) No Conditions Affecting Insurability. The Company has not received any notice from any insurance carrier of (or is otherwise not aware of) any defects or inadequacies in any of the Properties which would adversely affect the insurability of such Property or the cost of such insurance.

  (e) Utilities; Access. Except as disclosed in Section 4.14(e) of the Company Disclosure Schedule, (i) all water, sewer, gas, electric, telephone, and drainage facilities and all other utilities required by law for the present use and operation of each of the Properties are installed across public property or valid easements to the boundary lines of the Property, and are connected pursuant to valid permits, and such facilities are adequate to service the Property and are in good operating condition; (ii) there are no conditions which will result in the termination of the present availability to any of the Properties of such utility services or the termination of access to such Property; and (iii) the Company has not received any notice from any governmental agency or any other third party regarding the termination of such utility services or the termination of access to any of the Properties.

  (f) Licenses and Easements. The Company has obtained or, with respect to Leased Properties, the Lessor has, and has conferred upon the Company the benefit of, all licenses, permits, easements, and rights-of-way, including proof of dedication, required from all governmental authorities having jurisdiction over each of the Properties or from private parties for the present use and operation of each of the Properties and to assure vehicular and pedestrian ingress to and egress from each of the Properties at all access points currently being used. The Company has obtained or, with respect to Leased Properties, the Lessor has, and has conferred upon the Company the benefit of, adequate easements benefiting each of the Properties to accommodate water run-off and drainage from such Properties, including without limitation easements for the use of water lines, pipes, ditches, drainage channels, or other drainage facilities which are located outside of such Properties and are connected to any storm drain or other water run-off facility located within such Properties.

  (g) Absence of Condemnation Proceedings. Except as set forth in Section 4.14(g) of the Company Disclosure Schedule, there is presently no pending or, to the Company's knowledge, threatened eminent domain or condemnation proceeding affecting all or any portion of any of the Properties.

  (h) Public Improvement Obligations. Except as set forth in Section 4.14(h) of the Company Disclosure Schedule, there are no pending or, to the Company's knowledge, threatened governmental proceedings, lawsuits, investigations, bond issuances, or proposals for public improvement assessments, pay-back agreements, road extension or improvement agreements, utility moratoriums, use moratoriums, or improvement moratoriums affecting all or any portion of any of the Properties for the use and operation thereof.

  (i) Use of Golf Courses and Properties. Except for the memberships (none of which are equity memberships) listed in Section 4.14(i) of the Company Disclosure Schedule, the Company and its officers and employees have made no representations, statements, promises, or agreements (either verbally or in writing) to any person or entity, including without limitation home builders, prospective home buyers, owners, or occupants of the land surrounding any golf course on any of the Properties, regarding any of the following: (a) the right to membership in such golf course or the intent to operate such golf course as a private or semi-private country club, (b) the right to play golf on such golf course or any other use of any of the Properties, except on the same terms and conditions as offered to the public, (c) the right to participate in the operation, management, or maintenance of any of the Properties, (d) the manner in which such golf course will be operated, managed, maintained, or improved, (e) memberships in the golf course are equity memberships, (f) members have a right to share in any profits from the refinancing or sale of the golf course, (g) memberships in the golf course are perpetual or non-terminable, or (h) members enjoy contractual rights other than the right to use the golf course in accordance with the by-laws and the rules and regulations.

  (j) Water Rights. The Company has made available to Purchaser true, correct, and complete copies of all documents, agreements, instruments, certifications, registrations, and permits evidencing the Company's entitlement to a water supply adequate for the continued operation and maintenance of the golf courses located on the Properties in the same manner as such golf courses are being operated and maintained as of the date of this Agreement (collectively the "Water Documents"). Except as set forth in Section 4.14(j) of the Company Disclosure Schedule: there are no other agreements or documents concerning the supply of water to irrigate such golf courses; there are no amendments, modifications, or supplements to the Water Documents, except such amendments, modifications or supplements delivered to Purchaser and Newco; the Company is not in default under or in breach of any of the Water Documents; the Company is current in any payments that it is obligated to make under any of the Water Documents; and the Company has not previously assigned or transferred any of its rights or interests under the Water Documents.

  Section 4.15 The Company Not a "Foreign Person". The Company is not a "foreign person" within the meaning of Section 1445(f)(3) of the Code.

  Section 4.16 Environmental Matters. Except as disclosed in Section 4.16 of the Company Disclosure Schedule, (a) the Company is in compliance with all applicable Environmental Laws, (b) there are no Environmental Liabilities and Costs of the Company and its Subsidiaries, (c) there are no Environmental Conditions on or related to the Owned Properties, the Leased Properties, or the other assets of the Company and its Subsidiaries, (d) none of the Company and its Subsidiaries has received any notices from any governmental agency or other third party regarding the existence of any hazardous or toxic substance, material, or waste on any of the Properties or in the Improvements or the Leased Improvements, alleging any violation of or noncompliance with any Environmental Law, or requiring the removal, clean-up, or remediation of any Environmental Condition whether or not on any of the Properties relating to the Company or its Subsidiaries, (e) the Company is not subject to any enforcement or investigatory action by any governmental agency regarding an Environmental Condition with respect to any Property, or any other property related in any way to the Company or its Subsidiaries, (f) no asbestos containing materials or polychlorinated biphenyls (i.e., PCBs) are contained in or stored on any of the Properties and, with respect to any underground or above-ground storage tanks located on any of the Properties, the Company has obtained all necessary permits and licenses and renewals thereof for such tanks, and (g) the Company has no knowledge of any leaks, releases, spills or discharge of fluids from any underground or above-ground storage tanks, and each underground storage tank meets 1998 monitoring standards. As used herein, the terms "toxic" or "hazardous" wastes, substances or materials shall include, without limitation, all those so designated and all those in any way regulated by any present or future Environmental Laws.

  For purposes of this Section 4.16, the following definitions shall apply:

  "Environmental Laws" means all applicable foreign, federal, state and local statutes or laws, common law, judgments, orders, notice requirements, regulations, agency guidelines, policies, licenses, permits, rules and ordinances relating to pollution or protection of health, safety or the environment, including, but not limited to the Federal Water Pollution Control Act (33 U.S.C. (S)1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. (S)6901 et seq.), Safe Drinking Water Act (42 U.S.C. (S)3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. (S)2601 et seq.), Clean Air Act (42 U.S.C. (S)7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. (S)9601 et seq.) and other similar state and local statutes.

  "Environmental Condition" means the introduction into the environment of any pollution, including without limitation any contaminant, pollutant, hazardous or toxic waste, substance or material (whether or not upon the Owned Properties or the Leased Properties and whether or not such pollution constituted at the time thereof a violation of any Environmental Law as a result of any release of any kind of any toxic or hazardous waste, substance or material) as a result of which the Company (1) has or may become liable to any person, (2) is or was in violation of any Environmental Law, or (3) by reason of which any of the Properties or other assets of the Company, may suffer or be subject to any lien.

  "Environmental Liabilities and Costs" means all liabilities, obligations, responsibilities, obligations to conduct cleanup, losses, damages, deficiencies, punitive damages, consequential damages, treble damages, costs and expenses (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any person or entity, whether based in contract, tort, implied or express warranty, strict liability, joint and several liability, criminal or civil statute, under any Environmental Law, or arising from environmental, health or safety conditions, as a result of past or present ownership, leasing or operation of any properties, owned, leased or operated by the Company or any of its Subsidiaries.

  Section 4.17 Labor Matters. Except as disclosed in Section 4.17 of the Company Disclosure Schedule, (i) there are no controversies pending or, to the best knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of their respective employees; (ii) to the best knowledge of the Company, there are no activities or proceedings of any labor union to organize any non-unionized employees; (iii) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or contract and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement or contract; (iv) there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before the National Labor Relations Board or any current union representation questions involving employees of the Company or any of its Subsidiaries; and (v) there is no strike, slowdown, work stoppage or lockout, or, to the best knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries. The Company and its Subsidiaries are not parties to any collective bargaining agreements, except for the collective bargaining agreement between the Company and Laborers' International Union of North America, Local No. 1184.

  Section 4.18 Insurance. As of the date hereof, the Company and each of its Subsidiaries are insured by insurers, reasonably believed by the Company to be of recognized financial responsibility and solvency, against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All policies of insurance and fidelity or surety bonds are in full force and effect. Descriptions of these plans and related liability coverage have been made available to Purchaser and Newco. Section 4.18 of the Company Disclosure Schedule contains a listing of all open workers compensation and general liability claims as of a recent date. These claims, individually or in the aggregate, are not reasonably likely to have an adverse effect on the Company or its Subsidiaries. All necessary notifications of claims have been made to insurance carriers.

  Section 4.19 Compliance with Law. Except for Employee Benefit Plan and ERISA matters (which are covered in Section 4.9), Tax matters (which are covered in Section 4.12), and Environmental matters (which are covered in Section 4.16), and except as disclosed in Section 4.19 of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance in all material respects with all federal, state, local or foreign laws, statutes, regulations, rules, ordinances, and judgments, decrees, orders, writs and injunctions, of any court or Governmental Entity applicable to the Company or any of its Subsidiaries, relating to any of the property owned, leased or used by them, or applicable to their business, including, but not limited to, equal employment opportunity, discrimination, occupational safety and health, interstate commerce, and antitrust laws. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the best knowledge of the Company, threatened, nor to the best knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same.

  Without limiting the foregoing, but subject to the foregoing exceptions, (i) each of the Owned Properties and Leased Properties is properly zoned for its present and intended use as a golf course and for all existing associated uses, and (ii) the Company has received no notices from any governmental authority or any other third party advising the Company of a violation of any zoning laws, ordinances, general or specific plans or other governmental requirements. There are no pending or to the Company's knowledge threatened requests, applications, or proceedings by any governmental agency or any other third party to alter or restrict the zoning or the permitted uses applicable to each of the Owned Properties and Leased Properties in such a manner so as to affect the present manner in which such property is used, operated, or maintained. Each of the Owned Properties and Leased Properties and the present use and operation thereof by the Company are in compliance with all applicable building codes, all subdivision and land use laws, and all other local, state and federal laws, ordinances, general or specific plans, regulations, orders, permits, rules, and requirements. Each of the Owned Properties and Leased Properties and its present use and operation conform to all covenants and restrictions affecting such property. The Company has received no notice from any governmental authority or any other third party advising the Company of a violation of any such codes, laws, regulations, covenants or restrictions.

  Section 4.20 Brokers. None of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees have employed any broker, financial advisor or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement, except that the Company has retained William Blair & Company, L.L.C. as its financial advisor, the arrangements with which have been disclosed in writing to Purchaser and Newco prior to the date hereof.

  Section 4.21 Opinion of Financial Advisor. The Company has received the opinion of William Blair & Company, L.L.C., dated the date hereof, to the effect that, as of such date, the consideration to be received in the Acquisition by the Company and in the Merger by the holders of shares of Company Common Stock is fair from a financial point of view to such holders, respectively (the "Company Fairness Opinion"), a copy of which opinion has been delivered to Purchaser and Newco and will be included in the Proxy Statement/Prospectus.

  Section 4.22 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock are the only votes of the holders of any class or series of the Company's capital stock necessary to approve the Acquisition and the Merger.

  Section 4.23 Kansas Takeover Statute. The Company's Board of Directors has taken appropriate action such that the provisions of Section 17-12101 of the KGCC will not apply to any of the transactions contemplated by this Agreement, including, without limitation, the execution and delivery of this Agreement, the Principal Stockholder Agreement or the Termination Fee Agreement.

                                   ARTICLE V

                  REPRESENTATIONS AND WARRANTIES OF PURCHASER

  Purchaser represents and warrants to the Company and Newco as follows:

  Section 5.1 Organization. Each of Purchaser and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted. Each of Purchaser and its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. As used in this Agreement, any reference to any event, change or effect having a "material adverse effect" on or with respect to Purchaser means such event, change or effect, individually or in the aggregate with such other events, changes, or effects, which is materially adverse to the financial condition, business, results of operations, assets, liabilities, properties or prospects of the Purchaser. If "material adverse effect" is used with respect to Purchaser and its Subsidiaries, it shall mean such events, changes or effects with respect to all such entities taken as a whole. Section
5.1 of the Disclosure Schedule delivered by Purchaser to the Company and Newco on or prior to the date hereof (the "Purchaser Disclosure Schedule") sets forth a complete list of Purchaser's Subsidiaries.

  Section 5.2 Capitalization.

  (a) The authorized capital stock of Purchaser consists of 40,000,000 shares of Purchaser Common Stock, and 5,000,000 shares of preferred stock, par value $.01 per share (the "Purchaser Preferred Stock"). As of the date hereof, (i) 10,621,975 shares of Purchaser Common Stock are issued and outstanding, and there are no shares of Purchaser Common Stock held in the treasury of Purchaser, (ii) no shares of Purchaser Preferred Stock are issued and outstanding; and (iii) 503,700 shares of Purchaser Common Stock are reserved for issuance pursuant to options previously granted pursuant to the Purchaser's 1993 Stock Option and Incentive Plan (the "Purchaser Stock Option Plan"). All of the outstanding shares of Purchaser's capital stock are, and all shares which may be issued upon exercise of outstanding options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) ("Purchaser Voting Debt") of Purchaser or any of its Subsidiaries issued and outstanding. Except as set forth above, and except as set forth in Section 5.2 of the Purchaser Disclosure Schedule and for transactions contemplated by this Agreement, as of the date hereof, (i) there are no shares of capital stock or equity interests of Purchaser authorized, issued or outstanding and (ii) there are no existing options, warrants, calls, preemptive rights, subscriptions or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock or equity interests of Purchaser or any of its Subsidiaries, obligating Purchaser or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Purchaser Voting Debt of, or other equity interest in, Purchaser or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of Purchaser or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, convertible security, agreement, arrangement or commitment. There are no outstanding contractual obligations of Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Purchaser Common Stock or the capital stock or equity interests of Purchaser or any Subsidiary or affiliate of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity.

  (b) Except as disclosed in Section 5.2(b) of the Purchaser Disclosure Schedule, all of the outstanding shares of capital stock or equity interests of each of the Subsidiaries of Purchaser are beneficially owned by Purchaser, directly or indirectly, and all such shares or interests have been validly issued and are fully paid and nonassessable and are owned by either Purchaser or one of its Subsidiaries free and clear of all liens, charges, security interests, options, claims or encumbrances of any nature whatsoever.

  (c) There are no voting trusts or other agreements or understandings to which Purchaser or any of its Subsidiaries is a party with respect to the voting of the capital stock or equity interests of Purchaser or its Subsidiaries, other than the Director Designation Agreement, dated as of August 18, 1993, among the Purchaser, the Partnership, and David G. Price. None of Purchaser or its Subsidiaries is required to redeem, repurchase or otherwise acquire shares of capital stock or equity interests of Purchaser, or any of its Subsidiaries, respectively, as a result of the transactions contemplated by this Agreement.

  Section 5.3 Corporate Authorization; Validity of Agreement; Necessary Action. Purchaser has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining any necessary approval of Purchaser's stockholders as contemplated by Section 7.12 hereof with respect to the Acquisition and the issuance of Purchaser Common Stock as Acquisition Consideration, to consummate the transactions contemplated hereby and thereby and perform its obligations hereunder. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by Purchaser's Board of Directors and except in the case of obtaining any necessary approval of Purchaser's stockholders as contemplated by Section 7.12 hereof, no other corporate action or proceedings on the part of Purchaser are necessary to authorize the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming this Agreement constitutes valid and binding obligations of the Company and Newco, constitutes valid and binding obligations of Purchaser, enforceable against it in accordance with its terms. The shares of Purchaser Common Stock issued as Acquisition Consideration, if any, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

  Section 5.4 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, the KGCC, the HSR Act and state blue sky laws and the approval by Purchaser's stockholders of the issuance of Purchaser Common Stock as Acquisition Consideration, none of the execution, delivery or performance of this Agreement by Purchaser, the consummation by Purchaser of the transactions contemplated hereby or compliance by Purchaser with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or By-Laws or similar organizational documents of Purchaser or any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not have a material adverse effect on Purchaser and its Subsidiaries or would not, or would not be reasonably likely to, materially impair the ability of Purchaser to consummate the Acquisition, or to consummate the transactions contemplated hereby and perform its obligations hereunder), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser, any of its Subsidiaries or any of their properties or assets, except in the case of clauses (iii) and
(iv) for violations, breaches or defaults which would not have a material adverse effect on Purchaser and its Subsidiaries, taken as a whole, or would not, or would not be reasonably likely to, materially impair the ability of Purchaser to consummate the Acquisition, or to consummate the other transactions contemplated hereby and perform its obligations hereunder.

  Section 5.5 SEC Reports and Financial Statements.

  (a) Purchaser has filed with the SEC, and has heretofore made available to the Company, true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it and its Subsidiaries since January 1, 1993 under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Purchaser SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Purchaser SEC Documents, including, without limitation, any financial statements or schedules included therein and any forms and other documents filed by the Purchaser with the SEC after the date of this Agreement (a) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied or will comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. No Subsidiary of Purchaser is required to file any form, report or other document with the SEC.

  (b) Each of the consolidated financial statements included in the Purchaser SEC Documents have been prepared from, and are in accordance with, the books and records of Purchaser and/or its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of Purchaser and its consolidated Subsidiaries as at the dates thereof or for the periods presented therein.

  Section 5.6 Absence of Certain Changes. Except to the extent disclosed in the Purchaser SEC Documents filed prior to the date of this Agreement, since December 31, 1994, Purchaser and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice. Except to the extent disclosed in the Purchaser SEC Documents filed prior to the date of this Agreement, since December 31, 1994, there has not occurred (i) any events, changes, or effects (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or, which would be reasonably likely to have, individually or in the aggregate, a material adverse effect on Purchaser and its Subsidiaries, taken as a whole;
(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of Purchaser or of any of its Subsidiaries (other than regular quarterly cash dividends, dividends paid by wholly owned Subsidiaries, or distributions by the Partnership in accordance with its partnership agreement), or any redemption, purchase or other acquisition of any securities of Purchaser or any of its Subsidiaries; (iii) any split, combination or reclassification of any of Purchaser's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of Purchaser's capital stock; (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any officers or key employees of Purchaser or any Subsidiary, except in the ordinary course of business consistent with past practice; (v) any material change by the Purchaser or any of its Subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP; (vi) any damage, destruction or loss (whether or not covered by insurance) with respect to any property or asset of Purchaser or any Subsidiary having, individually or in the aggregate, a material adverse effect on Purchaser and its Subsidiaries, taken as a whole; or (vii) any entering into, renewal, modification or extension of, any material contract, arrangement or agreement with any other party except for contracts, arrangements or agreements in the ordinary course of business or as contemplated by this Agreement.

  Section 5.7 No Undisclosed Liabilities. Except (a) to the extent disclosed in the Purchaser SEC Documents filed prior to the date of this Agreement and
(b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice, since December 31, 1994, neither Purchaser nor any of its Subsidiaries have incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that have, or would be reasonably likely to have, a material adverse effect on Purchaser and its Subsidiaries, taken as a whole, or would be required to be reflected or reserved against on a consolidated balance sheet of Purchaser and its Subsidiaries (including the notes thereto) prepared in accordance with GAAP as applied in preparing the December 31, 1994 consolidated balance sheet of Purchaser and its Subsidiaries.

  Section 5.8 Information. The Registration Statement (or any amendment thereof or supplement thereto) will, at the date it is filed with the SEC and as of the date it becomes effective, and the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) at the date mailed to Purchaser's stockholders and at the time of the Special Meetings, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, provided, however, that no representation is made by Purchaser with respect to statements made therein based on information supplied by the Company or Newco for inclusion in the Registration Statement. None of the information supplied by Purchaser for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the date mailed to stockholders and at the time of the Special Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the proviso set forth in the second preceding sentence, the Registration Statement will comply in all material respects with the provisions of the Securities Act and Exchange Act, respectively, and the rules and regulations thereunder.

  Section 5.9 Employee Benefit Plan. Except as would not have a material adverse effect on Purchaser and its Subsidiaries, the employee benefit plans, arrangements, practices, contracts, and agreements (including, without limitation, employment agreements, change of control employment agreements or provisions, and severance agreements, incentive compensation, bonus, stock option, stock appreciation rights, and stock purchase plan, and including, but not limited to, plans described in Section 3(3) of ERISA) maintained by Purchaser, any of its Subsidiaries or any trade or business, whether or not incorporated, together with Purchaser would be deemed a "controlled group" within the meaning of Section 4001(a)(14) of ERISA, or with respect to which Purchaser or any of its Subsidiaries has or may have a liability are in compliance with all applicable laws, including ERISA and the Code.

  Section 5.10 Litigation. Except to the extent disclosed in the Purchaser SEC Documents filed prior to the date of this Agreement and except as set forth in
Section 5.10 of the Purchaser Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the best knowledge of Purchaser, threatened against or affecting, the Purchaser or any of its Subsidiaries or any property or asset of the Purchaser, or any of its Subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, which, individually or in the aggregate, is reasonably likely to have a material adverse effect on the Purchaser and its Subsidiaries, or would, or would be reasonably likely to, materially impair the consummation of the Acquisition, or the other transactions contemplated hereby.

  Section 5.11 Compliance with Law. Except for ERISA matters (which are covered in Section 5.9), Tax matters (which are covered in Section 5.12), and environmental matters (which are covered in Section 5.13), Purchaser and its Subsidiaries are in compliance in all material respects with all federal, state, local or foreign laws, statutes, regulations, rules, ordinances, and judgments, decrees, orders, writs and injunctions, of any court or Governmental Entity applicable to the Purchaser or any of its Subsidiaries, relating to any of the property owned, leased or used by them, or applicable to their business, including, but not limited to, equal employment opportunity, discrimination, occupational safety and health, interstate commerce or antitrust laws, except where the failure to so comply would not have a material adverse effect on Purchaser and its Subsidiaries.

  Section 5.12 Taxes. Except where the failure of any representation or warranty made in this Section 5.13 to be true and correct would not have a material adverse effect on the Purchaser and its Subsidiaries:

  (a) Purchaser and its Subsidiaries have (i) duly filed (or there have been filed on their behalf) with the appropriate taxing authorities all Tax Returns required to be filed by them, and such Tax Returns are true, correct and complete in all material respects, and (ii) duly paid in full or made provision in accordance with GAAP (or there has been paid or provision has been made on their behalf) for the payment of all Taxes for all periods ending through the date hereof;

  (b) Purchaser and its Subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by law, withheld and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under applicable laws; and

  (c) Commencing with Purchaser's taxable year ended December 31, 1993, Purchaser has elected to be taxed as a REIT under Sections 856 through 860 of the Code. Purchaser has no actual knowledge of any fact or circumstance which has caused or is reasonably likely to cause its election as a REIT to be invalid or which has resulted or is reasonably likely to result in Purchaser failing to properly maintain its qualification as a REIT.

  Section 5.13 Environmental. Except as set forth in the Purchaser SEC Documents and except as set forth in Section 5.13 of the Purchaser Disclosure Schedule, to the knowledge of Purchaser there are, with respect to Purchaser or any of the Purchaser's Subsidiaries, or any real property currently or formerly owned, leased, or otherwise used by Purchaser or any of Purchaser's Subsidiaries, no past or present violations of Environmental Laws, releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, or contractual obligations which may give rise to any common law or other legal liability, including, without limitation, liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") or similar state or local laws, which liabilities, either individually or in the aggregate, would have a material adverse effect on the Purchaser and its Subsidiaries taken as a whole.

  Section 5.14 Insurance. The Purchaser and each of its Subsidiaries are insured by insurers, reasonably believed by the Purchaser to be of recognized financial responsibility and solvency, against such losses and risks, and in such amounts as are customary in the businesses in which they are engaged, and all policies of insurance and fidelity or surety bonds are in full force and effect, except as would not have a material adverse effect on Purchaser and its Subsidiaries taken as a whole.

  Section 5.15 Financing. Purchaser has, or will have, at the Closing sufficient authorized and unissued Purchaser Common Stock available to issue the Acquisition Consideration. In the event that Purchaser exercises its option to pay the Acquisition Consideration in cash, Purchaser will have at the Closing sufficient funds available to pay such cash Acquisition Consideration.

  Section 5.16 Brokers. None of Purchaser, any of its Subsidiaries, or any of their respective officers, directors or employees have employed any broker, financial advisor, or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transaction contemplated by this Agreement, except that the Purchaser has retained Montgomery Securities as the financial advisor to the Independent Committee of the Board of Directors of Purchaser, the arrangements with which have been disclosed in writing to the Company and Newco prior to the date hereof.

  Section 5.17 Opinion of Financial Advisor. Purchaser has received an opinion of Montgomery Securities, dated the date hereof, as of such date, that the Acquisition Consideration to be paid for the Purchased Assets are fair to Purchaser from a financial point of view (the "Purchaser Fairness Opinion"), a copy of which opinion has been delivered to the Company and will be included in the Proxy Statement/Prospectus.

  Section 5.18 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Purchaser Common Stock are the only votes of the holders of any class or series of Purchaser's capital stock necessary to approve the Acquisition, including the issuance of shares of Purchaser Common Stock as the Acquisition Consideration.

                                  ARTICLE VI

                    REPRESENTATIONS AND WARRANTIES OF NEWCO

  Newco represents and warrants to the Company and Purchaser as follows:

  Section 6.1 Organization. Newco is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas, and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not have a material adverse effect on Newco. Newco is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a material adverse effect on Newco. Newco does not have any Subsidiaries. As used in this Agreement, any reference to any event, change or effect having a "material adverse effect" on or with respect to Newco means such event, change or effect, individually or in the aggregate with such other events, changes, or effects, which is materially adverse to the financial condition, business, results of operations, assets, liabilities, properties or prospects of Newco.

  Section 6.2 Corporate Authorization; Validity of Agreement; Necessary Action. Newco has full corporate power and authority to execute and deliver this Agreement, consummate the transactions contemplated hereby and perform its obligations hereunder. The execution, delivery and performance by Newco of this Agreement and the consummation by Newco of the transactions contemplated hereby have been duly and validly authorized by Newco's Board of Directors and Newco's sole stockholder, and no other corporate action or proceedings on the part of Newco is necessary to authorize the execution and delivery by Newco of this Agreement and the consummation by Newco of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Newco and, assuming this Agreement constitutes valid and binding obligations of the Company and Purchaser, constitutes valid and binding obligations of Newco, enforceable against it in accordance with its terms.

  Section 6.3 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the KGCC, the HSR Act, and the liquor license laws, rules, regulations and requirements of any state or other Governmental Entity, none of the execution, delivery or performance of this Agreement by Newco, the consummation by Newco of the transactions contemplated hereby or compliance by Newco with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or By-Laws of Newco, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not have a material adverse effect on Newco or would not be reasonably likely to, materially impair the ability of Newco to consummate the Merger or to consummate the other transactions contemplated hereby and perform its obligations hereunder), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which Newco is a party or by which it or any of its properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Newco or any of its properties or assets, except in the case of clauses (iii) and (iv) for violations, breaches or defaults which would not have a material adverse effect on Newco, taken as a whole, or would not, or would not be reasonably likely to, materially impair the ability of Newco to consummate the Merger or to consummate the other transactions contemplated hereby and perform its obligations hereunder.

  Section 6.4 Brokers. None of Newco or any of its officers, directors or employees have employed any broker, financial advisor, or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transaction contemplated by this Agreement.

  Section 6.5 Information. The information to be provided by Newco to be included in the Registration Statement at the date it is filed with the SEC and as of the date it becomes effective, or in the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) at the date mailed to stockholders and at the time of the Special Meetings, will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

  Section 6.6 No Operations. Other than in connection with the transactions contemplated by this Agreement, since its date of incorporation, Newco has not conducted any business, has not owned, leased or operated any real property and has not incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise.

  Section 6.7 Financing. Unless this Agreement is terminated pursuant to
Section 9.1(j), Newco shall use its best efforts to obtain, and at the Closing will have obtained, sufficient financing to enable Newco to pay the Cash Consideration, to refinance the Company's debt set forth in Section 4.4(iii) of the Company Disclosure Schedule, and to pay related fees and expenses. At the Effective Time, Newco will hold no shares of Purchaser Common Stock which are not duly authorized, validly issued, fully paid and nonassessable.

                                  ARTICLE VII

                                   COVENANTS

  Section 7.1 Interim Operations of the Company and Purchaser.

  (a) Except as contemplated by this Agreement, the Company Disclosure Schedule, or with the prior written consent of Purchaser and Newco, during the period from the date of this Agreement to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice and will use its best efforts, and will cause each of its Subsidiaries to use its best efforts, to preserve intact the business organization of the Company and each of its Subsidiaries, to keep available the services of their present officers and key employees, and to preserve the goodwill of those having business relationships with it. Without limiting the generality of the foregoing and except as otherwise contemplated by this Agreement or Section 7.1(a) of the Company Disclosure Schedule, the Company will not, and will not permit any of its Subsidiaries to, prior to the Effective Time, without the prior written consent of Purchaser and Newco:

    (i) adopt any amendment to its Articles of Incorporation or By-Laws or comparable organizational documents (other than as may be required to extend the date of the annual meeting of stockholders);

    (ii) (A) issue, pledge or sell, or authorize the issuance, pledge or sale of additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, or any other securities in respect of, in lieu of, or in substitution for, shares of Company Common Stock outstanding on the date hereof or (B) amend, waive or otherwise modify any of the terms of any option, warrant or stock option plan of the Company or any of its Subsidiaries, including without limitation, the Options or the Company Stock Option Plan;

    (iii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than between any wholly-owned Subsidiary of the Company and the Company or any other wholly-owned Subsidiary of the Company;

    (iv) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities;

    (v) increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from the Company or any of its Subsidiaries), or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or grant any severance or termination pay to (except pursuant to existing agreements or policies), or enter into any employment or severance agreement with, any director, officer or employee of the Company or any of its Subsidiaries or establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case (i) to the extent required by applicable law or regulation, or (ii) pursuant to collective bargaining agreements as in effect on the date of this Agreement;

    (vi) (A) sell, pledge, lease, dispose of, grant, encumber, or otherwise authorize the sale, pledge, disposition, grant or encumbrance of (1) any of the Owned Properties or any of the Additional Assets, (2) any of the Leased Properties or the Leased Improvements, or (3) any other assets of the Company or any of the Subsidiaries, except, in the case of clause (3), for sales which, individually do not exceed $100,000 or which, in the aggregate, do not exceed $250,000 or (B) acquire (including, without limitation, by merger, consolidation, lease or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof (or a substantial portion of the assets thereof) or any other assets, except for such acquisitions which, individually, do not exceed $100,000 or which, in the aggregate, do not exceed $250,000;


    (vii) (A) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that the Company and its Subsidiaries may incur or pre-pay debt in the ordinary course of business consistent with past practice under existing lines of credit, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice, or (C) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments between any wholly-owned Subsidiary of the Company and the Company or another wholly-owned Subsidiary of the Company;

    (viii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

    (ix) make any tax elections or settle or compromise any federal or state income tax liability with Tax authorities;

    (x) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted, unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the consolidated financial statements of the Company;

    (xi) other than in the ordinary course of business and consistent with past practice, waive any rights of substantial value or make any payment, direct or indirect, of any material liability of the Company or of any of the Subsidiaries before the same comes due in accordance with its terms;

    (xii) fail to maintain its existing insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies;

    (xiii) enter into any collective bargaining agreement or any successor collective bargaining agreement;

    (xiv) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures, unless required by GAAP or the SEC;

    (xv) modify, amend or terminate any of the Company Agreements or waive, release or assign any material rights or claims, except in the ordinary course of business consistent with past practice;

    (xvi) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time;

    (xvii) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company's affiliates which involves the transfer of consideration or has a financial impact on the Company, other than pursuant to such agreements, arrangements, or understandings existing on the date of this Agreement (which are set forth on Section 7.1(a)(xvii) of the Company Disclosure Schedule);

    (xviii) close, shut down, or otherwise eliminate any of the Company's golf courses located on any of the Properties, except for such closures, shutdowns or eliminations which are (i) required by action, order, writ, injunction, judgment or decree or otherwise required by law, or (ii) due to acts of God or other force majeure events; or

    (xix) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

  (b) Except as otherwise contemplated by this Agreement or the Purchaser Disclosure Schedule, Purchaser will not, and will not permit any of its Subsidiaries to, prior to the Effective Time, without the prior written consent of the Company and Newco:

    (i) adopt any amendment to its Articles of Incorporation;

    (ii) issue any shares of its capital stock at less than fair market value (other than pursuant to the Purchaser Stock Option Plan) or directly or indirectly effect any stock split, combination or reclassification of its capital stock;

    (iii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than (A) between any wholly-owned Subsidiary of Purchaser and Purchaser or any other wholly-owned Subsidiary of Purchaser, (B) regular quarterly cash dividends on Purchaser Common Stock substantially in accordance with past practice, or
  (C) distributions by the Partnership in accordance with its partnership agreement; or

    (iv) take any action or make any change, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies and procedures, unless required by GAAP or the SEC; or

    (v) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce any intention to do any of the foregoing.

  Section 7.2 Access to Information. To the extent permitted by applicable law, each of the Company, Purchaser and Newco shall (and each shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of each other party, access, at reasonable times during the period prior to the Effective Time, to all of its and its Subsidiaries' properties, books, contracts, commitments and records (including any Tax Returns or other Tax related information pertaining to the party providing such information and its Subsidiaries), and the Company shall permit Purchaser and Newco to conduct (at their own expense) prior to the Effective Time such Surveys as they shall require. During such period, each of the Company, Purchaser and Newco shall (and each shall cause each of its Subsidiaries to) furnish promptly to each other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties and personnel as such party may reasonably request (including any Tax Returns or other Tax related information pertaining to the Company, or Purchaser and Newco, as the case may be). Each party will hold any such information which is nonpublic in confidence in accordance with the provisions of the existing confidentiality agreement between the Company and Purchaser (the "Confidentiality Agreement"). By executing this Agreement the Company, Purchaser and Newco agree that Newco shall be bound by the terms and conditions of the Confidentiality Agreement as if it were an original party thereto.

  Section 7.3 Consents.

  (a) The Company, Purchaser and Newco will, and each such party will cause their respective Subsidiaries to, (i) promptly make their respective filings, and will thereafter use their best efforts promptly to make any required submissions, under the HSR Act with respect to the Acquisition or the Merger and the other transactions contemplated by this Agreement and (ii) cooperate with one another (A) in promptly determining whether any filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other federal, state or foreign law or regulation or from any other person and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such consents, approvals, permits or authorizations.

  (b) Each of the Company, Purchaser and Newco will, and each such party will cause their respective Subsidiaries to, use its reasonable best efforts to resolve such objections, if any, which may be asserted with respect to the Acquisition or the Merger under the antitrust laws. In the event a suit is instituted challenging the Merger as violative of the antitrust laws, each of the Company, Purchaser and Newco will use its best efforts to resist or resolve such suit consistent with the terms of this Agreement. The Company, Purchaser and Newco will use their reasonable best efforts to take such action as may be required (i) by the Antitrust Division of the Department of Justice or the Federal Trade Commission in order to resolve such objections as either of them may have to the Acquisition or the Merger under the antitrust laws or
(ii) by any federal or state court of the

United States, in any suit brought by a private party or Governmental Entity challenging the Acquisition or the Merger as violative of the antitrust laws, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order which has the effect of preventing the consummation of the Acquisition or the Merger on terms consistent with the terms of this Agreement. Notwithstanding the foregoing, none of the Company, Purchaser or Newco shall be obligated hereby to enter into any consent decree or settlement agreement in order to resolve any such actions.

  Section 7.4 Stock Exchange Listing. The Purchaser shall use its best efforts as soon as practicable to list prior to the Effective Time on the NYSE, subject to official notice of issuance, the shares of Purchaser Common Stock to be issued as Stock Consideration.

  Section 7.5 No Solicitation.

  (a) The Company (and its Subsidiaries and affiliates over which it exercises control) will not, and the Company (and its Subsidiaries and affiliates over which it exercises control) will use their best efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents do not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below) of the Company or any Subsidiary or an inquiry with respect thereto, or (ii) in the event of an unsolicited Acquisition Proposal for the Company or any Subsidiary or affiliate of the Company, engage in negotiations or discussions with, or provide any information or data to, any corporation, partnership, person or other entity or group (other than Newco, Purchaser or any of their respective affiliates or representatives) (each, a "Person") relating to any Acquisition Proposal, except in the case of clause (ii) above to the extent that (x) the Acquisition Proposal is a bona fide written proposal submitted to the Company's Board of Directors and (y) the Company's Board of Directors determines, after having received the oral or written opinion of outside legal counsel to the Company, that the failure to engage in such negotiations or discussions or provide such information would result in a breach of the Board of Directors' fiduciary duties under applicable law. Any information so furnished shall be provided pursuant to a confidentiality agreement in customary form on terms not more favorable to such Person than the terms contained in the Confidentiality Agreement. The Company shall notify Purchaser and Newco orally and in writing of any such offers, proposals, inquiries or Acquisition Proposals (including, without limitation, the material terms and conditions thereof and the identity of the Person making it), within 24 hours of the receipt thereof, and shall thereafter inform Purchaser and Newco on a reasonable basis of the status and content of any discussions or negotiations with such a third party, including any material changes to the terms and conditions thereof. The Company shall give Purchaser and Newco two business days' advance notice of any agreement to be entered into or any information to be supplied to any such Person. The Company shall, and shall cause its Subsidiaries and affiliates over which it exercises control, and will use its best efforts to ensure their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, immediately cease and cause to be terminated all discussions and negotiations that have taken place prior to the date hereof, if any, with any parties conducted heretofore with respect to any Acquisition Proposal relating to the Company. Nothing contained in this Section 7.5 shall prohibit the Company or its Board of Directors from taking and disclosing to its stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or making such disclosure as may be required by applicable law.

  (b) As used in this Agreement, "Acquisition Proposal" when used in connection with any Person shall mean any tender or exchange offer involving the capital stock of such Person, any proposal for a merger, consolidation or other business combination involving such Person or any Subsidiary of such Person, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, such Person or any Subsidiary of such Person, any proposal or offer with respect to any recapitalization or restructuring with respect to such Person or any Subsidiary of such Person or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to such Person or any Subsidiary of such Person other than pursuant to the transactions to be effected pursuant to this Agreement.

  Section 7.6 Additional Agreements. Subject to the terms and conditions herein provided (including, but not limited to, Section 7.3) each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, whether under applicable laws and regulations or otherwise, or to remove any injunctions or other impediments or delays, legal or otherwise, to consummate and make effective the Acquisition, the Merger and the other transactions contemplated by this Agreement as soon as possible. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Company, Purchaser and Newco shall use their best efforts to take, or cause to be taken, all such necessary actions.

  Section 7.7 Publicity. So long as this Agreement is in effect, none of the Company, Purchaser or Newco, nor affiliates which any of them control, shall issue or cause the publication of any press release or other public statement or announcement with respect to this Agreement, the Termination Fee Agreement or the Principal Stockholder Agreement or the transactions contemplated hereby or thereby without the prior consultation of the other parties hereto, except as may be required by law or by obligations pursuant to any listing agreement with a national securities exchange (including the Nasdaq National Market), provided that each party will use its best efforts to consult with the other parties hereto, prior to any such issuance.

  Section 7.8 Notification of Certain Matters. The Company, Purchaser and Newco shall give prompt notice to the other parties hereto of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (b) any material failure of the Company, Purchaser or Newco, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  Section 7.9 Directors' and Officers' Insurance and Indemnification.

  (a) Newco agrees to cause Surviving Corporation and any of its Subsidiaries (or their successors) to keep in effect the provisions of the Company's Articles of Incorporation or By-Laws or similar organizational documents providing for indemnification to the fullest extent provided by law.

  (b) Newco shall, and shall cause the Surviving Corporation to, maintain in effect for not less than three years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company and its Subsidiaries on the date hereof (provided that Newco may, and, if such insurance cannot be maintained, Newco shall, substitute therefor policies having at least the same coverage and containing terms and conditions which are no less advantageous to the persons currently covered by such policies as insured) with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that if the aggregate annual premiums for such insurance during such period shall exceed 150% of the per annum rate of the aggregate premium currently paid by the Company and its Subsidiaries for such insurance on the date of this Agreement, then Newco shall cause the Surviving Corporation to, and the Surviving Corporation shall, provide the maximum coverage that shall then be available at an annual premium equal to 150% of such rate.

  (c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.9.

  (d) The rights under this Section 7.9 shall survive consummation of the Merger and are expressly intended to benefit each indemnified party.

  Section 7.10 Rule 145 Affiliates. At least 30 days prior to the Closing Date, the Company shall deliver to Purchaser a letter identifying, to the best of the Company's knowledge, all persons who the Company expects will be, at the time of the Company Special Meeting, deemed to be "affiliates" of the Company for purposes of

Rule 145 under the Securities Act ("Company Affiliates"). The Company shall use its reasonable best efforts to cause each Person who is identified as a Company Affiliate to deliver to Purchaser on or prior to the Closing Date an agreement substantially in the form of Exhibit H to this Agreement.

  Section 7.11 State Takeover Laws. The Company shall, upon the request of Newco or Purchaser, take all reasonable steps to assist in any challenge by Newco to the validity or applicability of any state takeover law to the transactions contemplated by this Agreement.

  Section 7.12 Meetings of Stockholders. Each of Purchaser and the Company will take all action necessary in accordance with applicable law and its Articles of Incorporation and By-Laws to convene a meeting of its stockholders (each, a "Special Meeting") as promptly as practicable to consider and vote upon (i) in the case of Purchaser, the approval of this Agreement and the Acquisition (including the issuance of the shares of Purchaser Common Stock as Acquisition Consideration) and (ii) in the case of the Company, the approval of this Agreement, the Acquisition and the Merger. The Board of Directors of each of Purchaser and the Company shall recommend such approval and Purchaser and the Company shall each take all lawful reasonable action to solicit such approval, including, without limitation, timely mailing of the Proxy Statement/Prospectus (as defined in Section 7.13); provided, however, that such recommendation or solicitation by the Company and its Board of Directors is subject to any action (including any withdrawal or change of its recommendation) taken by, or upon authority of, the Board of Directors of the Company, in the exercise of its good faith judgment based upon the advice of outside counsel as to its fiduciary duties to its stockholders imposed by applicable law.

  Section 7.13 Registration Statement and Proxy Statement/Prospectus. The Purchaser, Newco and the Company shall cooperate and promptly prepare, and Purchaser shall file with the SEC as soon as practicable, a registration statement on Form S-4 (the "Registration Statement") under the Securities Act, with respect to the Purchaser Common Stock issuable in connection with the Acquisition, a portion of which Registration Statement shall also serve as the joint proxy statement with respect to the meetings of the stockholders of the Company and of Purchaser in connection with the Acquisition and the Merger (the "Proxy Statement/Prospectus"). The respective parties will cause the Proxy Statement/Prospectus and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Purchaser shall use all best efforts, and the Company and Newco will cooperate with Purchaser, to have the Registration Statement declared effective by the SEC as promptly as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition and the Merger. Purchaser shall, as promptly as practicable, provide copies of any written comments received from the SEC with respect to the Registration Statement to the Company and Newco and advise the Company and Newco of any verbal comments with respect to the Registration Statement received from the SEC. Purchaser shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or "blue sky" permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto. Purchaser agrees that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the respective meetings of stockholders of the Company and Purchaser, or, in the case of the Registration Statement and each amendment or supplement thereto, at the time it is filed and becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Purchaser in reliance upon and in conformity with written information concerning the Company or Newco furnished to Purchaser by the Company or Newco, as the case may be, specifically for use in the Proxy Statement/Prospectus. The Company agrees that the written information concerning the Company provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of the Company and Purchaser, or, in the case of written information concerning the Company provided by the Company for inclusion in the Registration Statement or any amendment or supplement thereto, at the time it is filed and becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Newco agrees that the written information concerning Newco provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of Newco and Purchaser, or, in the case of written information concerning Newco provided by Newco for inclusion in the Registration Statement or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No amendment or supplement to the Proxy Statement/Prospectus will be made by the Purchaser, Newco or the Company without the approval of the other parties hereto, which shall not be unreasonably withheld. The Purchaser will advise the Company and Newco, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Purchaser Common Stock issuable in connection with the Acquisition for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

  Section 7.14 Renewal of Certain Agreements. The Company shall use its reasonable best efforts to obtain the renewal of those leases and management contracts identified in Section 7.14 of the Company Disclosure Schedule on terms satisfactory to Newco in the exercise of its reasonable business judgment based on industry standards consistent with past practice.

  Section 7.15 Registration Rights. The Company shall use its reasonable best efforts to enter into and deliver to Newco an agreement or agreements evidencing the termination, as of the Closing Date, of any Existing Registration Rights Agreements.

  Section 7.16 401(k) Plan. As directed by Newco or the Purchaser prior to the Closing Date, the Company shall either terminate the Company's 401(k) Profit Sharing Plan or amend such plan to eliminate the Company Stock Investment Fund; provided, however, unless the Company and Purchaser otherwise agree, any such termination or amendment shall be subject to the Closing.

  Section 7.17 Further Action. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Acquisition and the Merger.

                                 ARTICLE VIII

                                  CONDITIONS

  Section 8.1 Conditions to the Obligations of Each Party. The respective obligations of the Company, Purchaser and Newco to consummate the Acquisition and the Merger are subject to the satisfaction (or, if permissible, waiver by the party for whose benefit such conditions exist) of the following conditions:

  (a) Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved in the manner required by applicable law or by the applicable regulations of any stock exchange or other regulatory body, as the case may be, of the holders of the issued and outstanding shares of capital stock of Purchaser and the Company, respectively;

  (b) No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Acquisition, the Merger or any transaction contemplated by this Agreement, the Principal Stockholder Agreement, or the Termination Fee Agreement; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

  (c) HSR Act. The applicable waiting period under the HSR Act shall have expired or been terminated.

  (d) Other Approvals. Other than the filing of merger documents in accordance with the KGCC, all authorizations, consents, waivers, orders or approvals required to be obtained, and all filings, notices or declarations required to be made, by the Company, Purchaser and Newco prior to the consummation of the Acquisition and the Merger and the transactions contemplated hereunder shall have been obtained from, and made with, all required Governmental Entities except for such authorizations, consents, waivers, orders, approvals, filings, notices or declarations, the failure to obtain or make which would not have a material adverse effect at or after the Effective Time, on the Company, the Purchaser or Newco.

  (e) Registration Statement. The Registration Statement shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the knowledge of the Purchaser, the Company or Newco, threatened, and all necessary approvals under state securities laws relating to the issuance or trading of the Purchaser Common Stock to be issued to the Company's stockholders in connection with the Merger shall have been received.

  (f) NYSE Listing. The Purchaser Common Stock to be issued to the Company stockholders in connection with the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance.

  Section 8.2 Additional Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Acquisition and the transactions contemplated herein are also subject to the following conditions:

  (a) Representations and Warranties. Each of the representations and warranties of the Company and Newco contained in this Agreement, without giving effect to any notification to Purchaser delivered pursuant to Section 7.8, shall be true and correct (in the case of Newco, in all material respects) as of the Closing Date as though made on and as of the Closing Date, except (i) for changes specifically permitted by this Agreement, (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and (iii) except, in the case of the Company, for failures of representations and warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which, individually or in the aggregate, would not be reasonably likely to result in a material adverse effect on the business, assets, financial condition, results of operations, or prospects of the Purchased Assets taken as a whole or to materially impair the ability of the Company to consummate the Acquisition, the Merger, or the other transactions contemplated hereby or perform its obligations hereunder. Purchaser shall have received certificates of the Chief Executive Officer and Chief Financial Officer of the Company and Newco to such effect.

  (b) Agreement and Covenants. The Company and Newco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date. Purchaser shall have received certificates of the Chief Executive Officer and Chief Financial Officer of the Company and Newco to that effect.

  (c) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, operations, properties, assets, condition (financial or otherwise) or the results of operations or prospects of the Purchased Assets having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the Purchased Assets, taken as a whole. Purchaser shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

  Section 8.3 Additional Conditions to Obligations of Newco. The obligations of Newco to effect the Acquisition, the Merger and the transactions contemplated herein are also subject to the following conditions:

  (a) Representations and Warranties. Each of the representations and warranties of the Company and the Purchaser contained in this Agreement, without giving effect to any notification to Newco delivered pursuant to
Section 7.8, shall be true and correct (in the case of Purchaser, in all material respects) as of the Effective Time, except (i) for changes specifically permitted by this Agreement, (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and (iii) except, in the case of the Company, for failures of representations and warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which, individually or in the aggregate, would not be reasonably likely to result in a material adverse effect on the business, assets, financial condition, results of operations, or prospects of the Company and its Subsidiaries (other than the Purchased Assets) taken as a whole or to materially impair the ability of the Company to consummate the Acquisition, the Merger, or the other transactions contemplated hereby or perform its obligations hereunder. Newco shall have received certificates of the Chief Executive Officer and Chief Financial Officer of the Company and the Purchaser to such effect.

  (b) Agreement and Covenants. The Company and the Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time. Newco shall have received certificates of the Chief Executive Officer and Chief Financial Officer of the Company and the Purchaser to that effect.

  (c) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, operations, properties, assets, condition (financial or otherwise) or the results of operations or prospects of the Company or any of its Subsidiaries (other than the Purchased Assets) having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries (other than the Purchased Assets), taken as a whole. Newco shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

  (d) Financing. On or prior to the close of business on February 16, 1996, Newco shall have obtained sufficient financing on terms acceptable to it to enable Newco to pay the Cash Consideration, to refinance the Company's debt set forth in Section 4.4(iii) of the Company Disclosure Schedule, and to pay related fees and expenses.

  Section 8.4 Additional Conditions to Obligations of the Company. The obligation the Company to effect the Acquisition, the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions:

  (a) Representations and Warranties. Each of the representations and warranties of Purchaser and Newco contained in this Agreement, without giving effect to any notification made to the Company pursuant to Section 7.8, shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date. The Company shall have received certificates of the Chief Executive Officer and Chief Financial Officer of Purchaser and Newco to such effect.

  (b) Agreement and Covenants. Purchaser and Newco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time. The Company shall have received certificates of the Chief Executive Officer and Chief Financial Officer of Purchaser and Newco to that effect.

  (c) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, operations, properties, assets, condition (financial or otherwise) or the results of operations or prospects of Purchaser or any of its Subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on Purchaser and its Subsidiaries, taken as a whole. The Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Purchaser to such effect.

                                  ARTICLE IX

                                  TERMINATION

  Section 9.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Acquisition and Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval hereof:

  (a) By the mutual consent of the Board of Directors of Purchaser, the Board of Directors of Newco and the Board of Directors of the Company;

  (b) By Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of the Company or Newco set forth in this Agreement, or if any representation or warranty of the Company or Newco shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) or
Section 8.2(b), as the case may be, would be incapable of being satisfied by July 31, 1996 (or as otherwise extended); provided, that in any case, a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 9.1(b);

  (c) By Newco, upon a breach of any representation, warranty, covenant or agreement on the part of the Company or Purchaser set forth in this Agreement, or if any representation or warranty of the Company or Purchaser shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) or Section 8.3(b), as the case may be, would be incapable of being satisfied by July 31, 1996 (or as otherwise extended); provided, that in any case, a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 9.1(c);

  (d) By the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Purchaser or Newco set forth in this Agreement, or if any representation or warranty of the Purchaser or Newco shall have become untrue, in either case such that the conditions set forth in Section 8.4(a) or
Section 8.4(b), as the case may be, would be incapable of being satisfied by July 31, 1996 (or as otherwise extended); provided, that in any case, a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 9.1(d);

  (e) By any of Purchaser, Newco or the Company, if any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction, or ruling or taken any other action restraining, enjoining or otherwise prohibiting this Agreement, the Acquisition or the Merger and such order, judgment, decree, injunction, ruling or other action shall have become final and nonappealable;

  (f) By any of Purchaser, Newco or the Company, if the Acquisition and the Merger shall not have been consummated before July 31, 1996;

  (g) By any of Purchaser, Newco or the Company, if this Agreement, the Acquisition and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of the Company and the Purchaser at the Special Meetings;

  (h) By either Purchaser or Newco, if (i) the Board of Directors of the Company shall withdraw, modify or change its recommendation of this Agreement, the Acquisition or the Merger in a manner adverse to Purchaser or Newco or shall have resolved to do any of the foregoing; (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company any Acquisition Proposal; or (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer;

  (i) By the Company, if (1) the Board of Directors of the Company (x) fails to make or withdraws or modifies (in a manner adverse to Purchaser or Newco) its recommendation referred to in Section 7.12 if there exists at such time an Acquisition Proposal or (y) recommends to the Company's stockholders approval or acceptance of any Acquisition Proposal, in each case only if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law, (2) the Board of Directors of the Purchaser shall have withdrawn, modified or changed in a manner adverse to the Company its recommendation of this Agreement and the Acquisition, or (3) the Board of Directors or sole stockholder of Newco shall have withdrawn, modified or changed in a manner adverse to the Company its approval of this Agreement and the Merger; or

  (j) By Newco or the Company in the event that the condition set forth in
Section 8.3(d) is not satisfied on or prior to the close of business on February 16, 1996.

  Section 9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of Purchaser, Newco or the Company except that the provisions of this Section 9.2, Section 9.3, and the last two sentences of Section 7.2 shall survive any such termination. Nothing contained in this Section 9.2 or otherwise in this Agreement shall relieve any party from liability for any fraud or breach of this Agreement or the Confidentiality Agreement.

  Section 9.3 Termination and Commitment Fees.

  (a) The Company agrees that if this Agreement shall be terminated pursuant to (i) Section 9.1(f) hereof at any time when (I) an Acquisition Proposal shall have been made by a third party but shall not have been rejected by the Company and (II) the Company or any of the Subsidiaries or the Company's stockholders shall thereafter consummate or agree to consummate a transaction which would constitute an Acquisition Proposal with any person within one year of the date of this Agreement, (ii) Section 9.1(g) (with respect to the failure to obtain the requisite vote by the stockholders of the Company) and there shall exist an Acquisition Proposal, (iii) Section 9.1(h), (iv) Section 9.1(i)(1), or (v) Section 9.1(b) or 9.1(c) (with respect to breaches by the Company) and such termination is the result of wilful breach of any covenant, agreement, representation or warranty contained herein and there shall exist an Acquisition Proposal, then in any such event the Company shall pay to Newco an amount equal to $975,000 (the "Termination Fee"), payable (x) in the case of termination under clause (i) above upon signing of a definitive agreement relating to such Acquisition Proposal referred to in clause (i) of this
Section 9.3, or, if no such agreement is executed then at the Closing (and as condition to the Closing) of such Acquisition Proposal, and (y) within one business day of termination of this Agreement upon any termination of this Agreement under clauses (ii), (iii), (iv), or (v) above. The Company acknowledges that the agreements contained in this Section 9.3(a) hereof are an integral part of the transactions contemplated by this Agreement. Accordingly, if the Company shall fail to pay when due any amounts which shall become due under Section 9.3(a) hereof, the Company shall in addition hereto pay to Newco all costs and expenses (including fees and disbursements of counsel) incurred in collecting such overdue amounts, together with interest on such overdue amounts from the date such payment was required to be made until the date such payment is received at a rate per annum equal to the "reference rate" as announced from time to time by Bank of America. Any payment required to be made pursuant to Section 9.3(a) shall be made when due by wire transfer of immediately available funds to an account designated by Newco.

  (b) As provided elsewhere in this Agreement, the Purchaser has committed to purchase the Purchased Assets from the Company. In addition, the Purchaser has committed to contribute such assets to the Partnership and the Partnership has committed to acquire such assets. The Company's obligations, however, to sell such assets to the Purchaser are subject to certain contingencies beyond the Purchaser's and the Partnership's control. In exchange for the Partnership's commitment to purchase the Purchased Assets, the Company agrees to pay $1,475,000 (the "Commitment Fee") to the Partnership. The payment of the Commitment Fee shall be subject to the following limitations: (A) the Commitment Fee shall only be payable if this Agreement shall be terminated pursuant to (i) Section 9.1(f) hereof at any time when (I) an Acquisition Proposal shall have been made by a third party but shall not have been rejected by the Company and (II) the Company or any of the Subsidiaries or the Company's stockholders shall thereafter consummate or agree to consummate a transaction which would constitute an Acquisition Proposal with any person within one year of the date of this Agreement, (ii) Section 9.1(g) (with respect to the failure to obtain the requisite vote by the stockholders of the Company) and there shall exist an Acquisition Proposal, (iii) Section 9.1(h),
(iv) Section 9.1(i)(1), or (v) Section 9.1(b) or 9.1(c) (with respect to breaches by the Company) and such termination is the result of wilful breach of any covenant, agreement, representation or warranty contained herein and there shall exist an Acquisition Proposal, such Commitment Fee to be payable
(x) in the case of termination under clause (i) above upon signing of a definitive agreement relating to such Acquisition Proposal referred to in clause (i) of this Section 9.3, or, if no such agreement is executed then at the Closing (and as condition to the Closing) of such Acquisition Proposal, and (y) within one business day of termination of this Agreement upon any termination of this Agreement under clauses (ii), (iii), (iv), or (v) above; and (B) the amount of the fee payable by the Company shall not exceed the REIT Limit; provided, however, the Company shall be obligated to pay any excess amount of the fee in the following years (upon notice by the Partnership) subject to the REIT Limit for such years; provided, further, that if the full amount of the Commitment Fee has not been paid after three years, the Company's obligation to pay the remaining amount of such fee shall terminate.

  The REIT Limit shall be equal to the maximum amount of Commitment Fee the Partnership can receive without causing the Purchaser to violate the 95% or 75% income tests under Section 856(c) of the Code, with the following limitations: (1) it shall be assumed that the Commitment Fee is nonqualifying income under each such test, unless the Purchaser receives a reasoned opinion of its tax counsel or a ruling from the Internal Revenue Service which provides to the contrary (if such an opinion or ruling is received, the payment of the Commitment Fee shall not be subject to the REIT Limit and shall be paid in full by the Company when due); (2) the REIT Limit shall be determined by the Purchaser, in consultation with its accountants and tax counsel; and (3) in calculating the Purchaser's nonqualifying income, if any, under the 95% and 75% income tests, the Purchaser will assume it has $100,000 of nonqualifying income from unknown sources (i.e., in addition to any known nonqualifying income of the Partnership).

  The Company acknowledges that the agreements contained in this Section 9.3(b) hereof are an integral part of the transactions contemplated by this Agreement. Accordingly, if the Company shall fail to pay when due any amounts which shall become due under Section 9.3(b) hereof, the Company shall in addition hereto pay to the Partnership all costs and expenses (including fees and disbursements of counsel) incurred in collecting such overdue amounts, together with interest on such overdue amounts from the date such payment was required to be made until the date such payment is received at a rate per annum equal to the "reference rate" as announced from time to time by Bank of America. Any payment required to be made pursuant to Section 9.3(b) shall be made when due by wire transfer of immediately available funds to an account designated by the Partnership.

                                   ARTICLE X

                                 MISCELLANEOUS

  Section 10.1 Fees and Expenses. Except for expenses incurred in connection with printing the Proxy Statement/Prospectus and the Registration Statement and the SEC filing fees relating thereto, which costs shall be shared equally by Purchaser and Newco (on the one hand) and the Company (on the other hand), all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

  Section 10.2 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company and the Purchaser contemplated hereby, by written agreement of the parties hereto, pursuant to action taken by their respective Boards of Directors, at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the consideration to be received by the Company's stockholders in the Merger.

  Section 10.3 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

  Section 10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as FedEx, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a) if to Purchaser, to:

    National Golf Properties, Inc.
    1448 15th Street, Suite 200
    Santa Monica, California 90404
    Attention: Edward R. Sause

  (b) if to the Company, to:

    Golf Enterprises, Inc.
    1603 LBJ Freeway, Suite 810
    Dallas, Texas 75234
    Attention: Robert H. Williams

  (c) if to Newco, to:

    GEI Acquisition Corporation
    1633 26th Street
    Santa Monica, California 90404
    Attention: James M. Stanich

  Section 10.5 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation". The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to February 2, 1996. As used in this Agreement, the term "affiliate(s)" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

  Section 10.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  Section 10.7 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement, the Principal Stockholder Agreement, the Termination Fee Agreement and the Confidentiality Agreement (including the exhibits hereto and the documents and the instruments referred to herein and therein): (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section
7.9 with respect to the obligations of the Company or the Surviving Corporation thereunder, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  Section 10.8 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

  Section 10.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to the remedy of specific performance of the terms hereof, in addition to any other remedy at law or equity.

  Section 10.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Kansas without giving effect to the principles of conflicts of law thereof.

  Section 10.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, provided that the Purchaser may assign any or all of its rights, interests and obligations hereunder to the Partnership or Lessee Co., but not such assignment shall relieve the Purchaser of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

  Section 10.12 Independent Obligations. Each of the parties hereto agrees that the obligations of all other parties hereto are several and not joint and that no other party hereto is responsible for, or directly or indirectly the guarantor of, the performance of this Agreement by any other party hereto.

  IN WITNESS WHEREOF, Purchaser, Newco and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          NATIONAL GOLF PROPERTIES, INC.

                                             /s/ EDWARD R. SAUSE
                                          By:__________________________________
                                                Edward R. Sause
                                                Executive Vice
                                                   President
                                              and Chief Financial
                                                    Officer

                                          GEI ACQUISITION CORPORATION

                                             /s/ JAMES M. STANICH
                                          By:__________________________________
                                               James M. Stanich
                                                Vice President

                                          GOLF ENTERPRISES, INC.

                                             /s/ ROBERT H. WILLIAMS
                                          By:__________________________________
                                                Robert H. Williams
                                                  President and
                                             Chief Executive Officer

                                                                      EXHIBIT A

                             STOCKHOLDER AGREEMENT

  STOCKHOLDER AGREEMENT, dated as of February 2, 1996, by and among NATIONAL GOLF PROPERTIES, INC., a Maryland corporation ("Purchaser"), GEI ACQUISITION CORPORATION, a Kansas corporation ("Newco") and ROBERT H. WILLIAMS ("Williams"), GOLDER, THOMA, CRESSEY FUND II ("GTC II") and GOLDER, THOMA, CRESSEY FUND III LIMITED PARTNERSHIP ("GTC III") (collectively referred to herein as the "Stockholders").

                             W I T N E S S E T H:

  WHEREAS, immediately prior to the execution of this Agreement, Newco, Purchaser and Golf Enterprises, Inc., a Kansas corporation (the "Company"), have entered into an Asset Purchase Agreement and Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Newco will be merged with and into the Company (the "Merger");

  WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Newco and Purchaser have required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement;

  NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

  1. Certain Definitions. Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

    (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act.

    (b) "Company Common Stock" shall mean at any time the common stock, $.01 par value, of the Company.

    (c) "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

  2. Voting of Company Common Stock. The Stockholders hereby agree that during the period commencing on the date hereof and continuing until the first to occur of (i) the Effective Time or (ii) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, the Stockholders shall vote (or cause to be voted) the shares of Company Common Stock (the "Shares") held of record or Beneficially Owned by the Stockholders (i) in favor of the Acquisition, the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this

                                     I-A-1

Agreement; and (iii) except as otherwise agreed to in writing in advance by Newco and Purchaser, against the following actions (other than the Acquisition, the Merger and the transactions contemplated by this Agreement and the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries; (B) any sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries, or a reorganization, restructuring, recapitalization, special dividend, dissolution or liquidation of the Company or its Subsidiaries; or (C)(1) any change in the present capitalization of the Company including any proposal to sell a substantial equity interest in the Company and its Subsidiaries; (2) any amendment of the Company's Certificate of Incorporation or By-laws; (3) any other change in the Company's corporate structure or business; or (4) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Acquisition, the Merger and the transactions contemplated by this Agreement and the Merger Agreement. The Stockholders shall not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in this Section 2.

  3. Covenants, Representations and Warranties of Stockholders. Each of the Stockholders, severally as to each of them and not jointly, hereby represents and warrants to, and agrees with, Newco as follows:

    (a) Ownership of Shares. The Stockholder is the record and Beneficial Owner of the Shares set forth on Exhibit A hereto (the "Existing Shares"). On the date hereof, the Existing Shares constitute all of the Shares owned of record or Beneficially Owned by the Stockholder. The Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

    (b) Due Authorization. In the case of GTC II and GTC III, the Stockholder is a partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite partnership power or other power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by such Stockholders of this Agreement and the performance by such Stockholders of their obligations hereunder have been duly and validly authorized by such Stockholders and no other proceedings on the part of the such Stockholders are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement enforceable against the Stockholder in accordance with its terms except to the extent (i) such enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    (c) No Conflicts. Except for filings, authorizations, consents and approvals as may be required under the HSR Act, the Exchange Act and the Securities Act (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of the Stockholder, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Stockholder is a party or by which the Stockholder or any of its properties or assets may be bound, or
  (C) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Stockholder or any of its properties or assets.

                                     I-A-2

    (d) No Encumbrances. Except as applicable in connection with the transactions contemplated by Section 2 hereof, the Existing Shares and the certificates representing such Shares are now, and at all times during the term hereof, will be, held by the Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

    (e) No Solicitation. Stockholder shall not, and shall cause its affiliates (which term, for purposes of this Section 3(e), shall not include the Company) and officers, directors, employees, partners, investment bankers, attorneys, accountants and other agents and representatives of Stockholder and such affiliates (such affiliates, officers, directors, employees, partners, investment bankers, attorneys, accountants, agents and representatives of any Person are hereinafter collectively referred to as the "Representatives" of such Person) not to, directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined in the Merger Agreement) of the Company or any affiliate or any inquiry with respect thereto, or (ii) in the event of an unsolicited Acquisition Proposal for the Company or any affiliate of the Company, engage in negotiations or discussions with, or provide any information or data to, any Person (other than Purchaser, Newco, any of their affiliates or representatives) relating to any Acquisition Proposal. Stockholder shall notify Newco orally and in writing of any such offers, proposals, or inquiries (including, without limitation, the terms and conditions thereof and the identity of the Person making it), within 24 hours of the receipt thereof. Stockholder shall, and shall cause its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any parties conducted heretofore with respect to any Acquisition Proposal relating to the Company, other than discussions or negotiations with Purchaser, Newco and their affiliates. Notwithstanding the restrictions set forth in this
  Section 4(e), any Person who is an officer or director of the Company may exercise his fiduciary duties in his capacity as a director or officer of the Company consistent with the terms of the Merger Agreement.

    (f) Restriction on Transfer, Proxies and Non-Interference. Except as applicable in connection with the transactions contemplated by Section 2 hereof, the Stockholder shall not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit the Shares into a voting trust or enter into a voting agreement with respect to the Shares; or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or would result in a breach by the Stockholder of their obligations under this Agreement or a breach by the Company of its obligations under the Merger Agreement.

    (g) Reliance by Newco. The Stockholder understands and acknowledges that Newco and Purchaser are entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.

    (h) Further Assurances. From time to time, at Purchaser's or Newco's request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

  4. Representations and Warranties of Newco. Newco hereby represents and warrants to each Stockholder as follows:

    (a) Organization. Newco is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas, has all requisite corporate power or other power and authority to execute and deliver this Agreement and perform their respective obligations hereunder. The execution and delivery by Newco of this Agreement and the performance by Newco of its obligations hereunder have been duly

                                     I-A-3
  and validly authorized by the Board of Directors of Newco and no other corporate proceedings on the part of Newco are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

    (b) Corporate Authorization. This Agreement has been duly and validly executed and delivered by Newco and constitutes a valid and binding agreement of Newco enforceable against each of Newco in accordance with its terms except to the extent (i) such enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    (c) No Conflicts. Except for filings, authorizations, consents and approvals as may be required under the HSR Act, the Exchange Act and the Securities Act (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by Newco and the consummation by Newco of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by Newco, the consummation by Newco of the transactions contemplated hereby or compliance by Newco with any of the provisions hereof shall (A) conflict with or result in any breach of the articles of incorporation or by-laws of Newco, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Newco is a party or by which Newco or any of their respective properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Newco or any of its respective properties or assets.

  5. Stop Transfer; Legend.

    (a) Each Stockholder agrees with, and covenants to, Newco that the Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement (including the provisions of Section 2 hereof). In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Agreement.

    (b) Each Stockholder shall promptly after the date hereof surrender to the Company all certificates representing the Shares, and the Company shall place the following legend on such certificates:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDER AGREEMENT, DATED AS OF FEBRUARY 2, 1996 BY AND AMONG NATIONAL GOLF PROPERTIES, INC., GEI ACQUISITION CORPORATION, ROBERT H. WILLIAMS AND GOLDER, THOMA, CRESSEY FUND II AND GOLDER, THOMA, CRESSEY FUND III LIMITED PARTNERSHIP WHICH AMONG OTHER THINGS RESTRICTS THE TRANSFER AND VOTING THEREOF."

  6. Termination. Except as otherwise provided herein, the covenants and agreements contained herein with respect to the Shares shall terminate upon the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms. The provisions of Section 8 shall survive any such termination.

  7. Confidentiality. Each Stockholder recognizes that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, each Stockholder hereby agrees not to disclose or

                                     I-A-4
discuss such matters with anyone not a party to this Agreement (other than its counsel and advisors, if any) without the prior written consent of Newco, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures its counsel advises are necessary in order to fulfill its obligations imposed by law, in which event such Stockholder shall give notice of such disclosure to Newco as promptly as practicable so as to enable Newco to seek a protective order from a court of competent jurisdiction with respect thereto.

  8. Purchase Price Adjustment; Affiliate Agreements.

    (a) Each of the Stockholders hereby represents that it does not intend to transfer all or any portion of its shares of Purchaser Common Stock received as Stock Consideration in the Merger during the 90-day period following the Effective Time, and that it does not intend to transfer more than one-third of the Stock Consideration received in the Merger during the period between 90 and 120 days following the Effective Time, and that it does not intend to transfer more than two-thirds of the Stock Consideration received in the Merger during the period between 90 and 150 days following the Effective Time. Each of the Stockholders understands that Purchaser has relied on such representations in agreeing to the Acquisition Consideration for the Purchased Assets set forth in the Merger Agreement. Each of the Stockholders and Purchaser agree that, while such shares of Purchaser Common Stock shall be freely transferable by the Stockholders (subject to the requirements of applicable law and the limitations in the Purchaser's Articles of Incorporation), any transfer of such Purchaser Common Stock by a Stockholder that is inconsistent with such representations shall result in a downward adjustment to the purchase price of the Purchased Assets. Such purchase price adjustment shall be effected as follows: For every two shares of Purchaser Common Stock transferred by any Stockholder in a manner that is inconsistent with such representations, such Stockholder shall be required to return one additional share of such stock to Purchaser. In the event the applicable Stockholder does not have any additional shares of Purchaser Common Stock, such Stockholder shall pay to Purchaser an amount of cash equal to the number of shares transferred in a manner inconsistent with such representations times one-third of the Average Purchaser Common Stock Price (as defined in the Merger Agreement). Each Stockholder, the Company and Purchaser agree to treat this payment as a purchase price adjustment in connection with the Company's sale of the Purchased Assets to Purchaser.

    (b) Each of the Stockholders hereby agrees to execute and deliver the agreements referred to in Section 7.10 of the Merger Agreement at least 30 days prior to the Closing Date.

    (c) Purchaser and each of the Stockholders agree to execute the Registration Rights Agreement at the Effective Time in the form attached hereto as Exhibit B.

  9. Miscellaneous.

    (a) Entire Agreement. This Agreement, the Merger Agreement and the Termination Fee Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

    (b) Binding Agreement. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and the shares of Purchaser Common Stock and shall be binding upon any person or entity to which legal or Beneficial Ownership of such shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, distributees, guardians, administrators, executors, legal representatives, or successors or other transferees (for value or otherwise) and any other successors in interest. Notwithstanding any transfer of shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

    (c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, provided that Newco may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Newco, but no such assignment shall relieve Newco of its obligations hereunder if such assignee does not perform such obligations.

                                     I-A-5

    (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

    (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if given) by hand delivery or telecopy (with a confirmation copy sent for next day delivery via courier service, such as Federal Express), or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

      If to GTC II
      or GTC III:                               c/o GOLDER, THOMA, CRESSEY
                                                6100 Sears Tower
                                                Chicago, Illinois 60606
                                                Attention: Bryan C. Cressey
      If to Williams:                           ROBERT H. WILLIAMS
                                                1603 LBJ Freeway, Suite 810
                                                Dallas, Texas 75234
      If to Newco:                              GEI ACQUISITION CORPORATION
                                                1633 26th Street
                                                Santa Monica, California 90404
                                                Attention: James M. Stanich
      If to Purchaser:                          NATIONAL GOLF PROPERTIES, INC.
                                                1448 15th Street, Suite 200
                                                Santa Monica, California 90404
                                                Attention: Edward R. Sause

  or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

    (f) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

    (h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

    (i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance

                                     I-A-6
  with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

    (j) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

    (k) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Kansas, without giving effect to the principles of conflicts of law thereof.

    (l) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

    (m) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

                                     I-A-7

  IN WITNESS WHEREOF, Newco, Purchaser, and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

                                        GEI ACQUISITION CORPORATION


                                        By: /s/ JAMES M. STANICH
                                           ----------------------------
                                        Its: Vice President


                                        NATIONAL GOLF PROPERTIES, INC.


                                        By: /s/ EDWARD R. SAUSE
                                           ----------------------------
                                        Its: Sr. Vice President &
                                             Chief Financial Officer


                                        STOCKHOLDERS:

                                        GOLDER, THOMA, CRESSEY FUND II

                                        By: GOLDER, THOMA, CRESSEY & RAUNER,
                                                L.P.
                                        Its: General Partner

                                        By: /s/ BRYAN C. CRESSEY
                                            ----------------------------

                                        Its: General Partner


                                        GOLDER, THOMA, CRESSEY FUND III
                                         LIMITED PARTNERSHIP


                                        By: GOLDER, THOMA, CRESSEY & RAUNER,
                                                L.P.

                                        Its: General Partner


                                        By: /s/ BRYAN C. CRESSEY
                                            ---------------------------
                                        Its: General Partner


                                        /s/ ROBERT H. WILLIAMS
                                        -------------------------------
                                        ROBERT H. WILLIAMS

                                     I-A-8

                       EXHIBIT A TO STOCKHOLDER AGREEMENT

         STOCKHOLDER NAME                                     NUMBER OF SHARES
         ----------------                                     ----------------
         GTC II........................................          1,557,710
         GTC III.......................................          1,266,557
         Williams......................................            601,077

                                     I-A-9

                      EXHIBIT B TO STOCKHOLDER AGREEMENT

                         REGISTRATION RIGHTS AGREEMENT

  This Registration Rights Agreement (the "Agreement") is made and entered
into as of                , by and among NATIONAL GOLF PROPERTIES, INC., a
Maryland corporation (the "Company"), and the parties set forth on the signature page hereto (the "Stockholders").

  WHEREAS, the Stockholders are holders of shares of the Company's common stock, par value $.01 per share (the "Common Stock");

  WHEREAS, the Company has entered into a Stockholder Agreement with the Stockholders, which requires the Company to enter into this Agreement.

  NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

  1. Definitions

  As used in this Agreement, the following capitalized terms shall have the following meanings:

    Exchange Act: The Securities Exchange Act of 1934, as amended from time to time.

    NASD: National Association of Securities Dealers, Inc.

    Person: An individual, partnership, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof.

    Prospectus: The prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

    Registration Expenses: See Section 7 hereof.

    Registrable Securities: The shares of Common Stock (i) issued to the Stockholders prior to or contemporaneously herewith and (ii) issued or issuable with respect to the Common Stock referred to in clause (i) by way of stock dividend, stock split or in connection with a combination of stock, recapitalization, merger, consolidation or other reorganization; provided, however, that a security shall cease to be a Registrable Security when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) such securities are permitted to be distributed pursuant to Rule 144(k) (or any successor provision to such Rule) under the Securities Act or are otherwise freely transferable to the public without registration pursuant to Section 4(1) of the Securities Act (to be confirmed in a written opinion of counsel to the Company addressed to the Stockholders) or
  (c) such securities shall have been otherwise transferred pursuant to an applicable exemption under the Securities Act, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and such securities shall be freely transferrable to the public without registration under the Securities Act.

    Registration Statement: Any registration statement of the Company which covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, and all exhibits and all material incorporated by reference in such Registration Statement.


                                    I-A-10

    Securities Act: The Securities Act of 1933, as amended from time to time.

    SEC: The Securities and Exchange Commission.

  2. Securities Subject to this Agreement

  (a) Registrable Securities. The securities entitled to all of the benefits of this Agreement are the Registrable Securities.

  (b) Holders of Registrable Securities. A Person is deemed to be a holder of Registrable Securities whenever such Person owns Registrable Securities or has the right to acquire such Registrable Securities, whether or not such acquisition has actually been effected and disregarding any legal restrictions upon the exercise of such right.

  3. Demand Registrations

  (a) Number of Demand Registrations. The Company shall be obligated to prepare, file and cause to become effective pursuant to this Section 3 no more than one Registration Statement in connection with a Demand Registration (as defined below) beginning on the first anniversary of the date hereof. Holders of Registrable Securities may exercise demand registration rights in accordance with the terms and conditions of this agreement so long as such holders continue to hold Registrable Securities.

  (b) Request for Registration by Certain Holders of Registrable
Securities. At any time following the first anniversary of the date hereof, if the Company receives from the holder(s) of a majority of the outstanding Registrable Securities a written request that the Company effect a registration or qualification of such Registrable Securities (a "Demand Registration"), the Company shall:

    (1) promptly give written notice of the proposed registration or qualification to all other holders of Registrable Securities; and

    (2) as soon as practicable, use its best efforts to effect such registration or qualification (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under the applicable blue sky or other state securities laws and appropriate compliance with exemptive regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as is reasonably necessary to permit or facilitate the sale and distribution of all or such portion of such holder's or holders' Registrable Securities as is specified in such request, together with all or such portion of the Registrable Securities of any other holder or holders joining in such registration pursuant to the "piggyback" registration rights provided in Section 4 hereof or other registration rights agreements; provided, however, that the Company shall not be obligated to take any action to effect any such registration, qualification or compliance pursuant to this Section 3:

      (i) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance or be required to qualify to do business unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or subject itself to taxation in any such jurisdiction;

      (ii) within 90 days immediately following the effective date of any registration statement pertaining to an underwritten public offering of equity securities of the Company for its own account, or such longer period as may be required pursuant to Section 5(a) hereof;

      (iii) if, upon receipt of a request for a Demand Registration in accordance with the provisions hereof, the Company is advised in writing by a nationally recognized independent investment banking firm selected by the Company to act as lead underwriter in connection with a public offering of securities by the Company (other than an offering in connection with employee benefit and similar plans (a "Company Offering")) that, in such firm's opinion, a registration at that time and on the terms requested would materially adversely affect a Company Offering that had been contemplated by the

                                    I-A-11

    Company prior to receipt of the notice requesting the Demand Registration, the Company shall not be required to effect a Demand Registration until the earliest of (a) 90 days after completion of the Company Offering, (b) the termination of any applicable Blackout Period (as hereinafter defined), (c) promptly after the abandonment of such Company Offering or (d) 120 days after the date of notice requesting a Demand Registration; provided, however, that the Company shall be deemed to have abandoned a Company Offering at such time as the Company is no longer proceeding actively or in good faith with such offering and provided, further, that the holders so requesting the Demand Registration may join in the Company Offering pursuant to the "piggyback" rights set forth in Section 4 hereof;

      (iv) after the Company has effected one such Demand Registration as specified in subsection (a) of this Section 3; or

      (v) if, prior to the effectiveness of a Registration Statement relating to Registrable Securities, the Company shall furnish to the holders of Registrable Securities a certificate stating that the Company has determined in the good faith judgment of the board of directors that the sale of Registrable Securities pursuant to the Registration Statement would require disclosure of material non-public information the disclosure of which would have a material adverse effect on the Company (an "Information Blackout"), then the Company's obligation to use its best efforts to register, qualify or comply under this Section 3 shall be deferred for a period not to exceed the earlier of (a) the date upon which such material information is disclosed to the public or ceases to be material or (b) 90 days after the Company makes such good faith determination (such period being the "Blackout Period"). In the event of any such deferral, the holders of a majority of Registrable Securities shall have the right to withdraw their request for registration and such withdrawn request shall not be considered a request for registration pursuant to this Section 3.

  Subject to the foregoing provisions, the Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practicable, but in any event within 60 days, after receipt of the request or requests of the initiating holders.

  (c) Effective Registration and Expenses. A registration of Registrable Securities will not count as a Demand Registration pursuant to this Agreement until it has become effective and has remained effective for 90 days or until 90% of the Registrable Securities included therein have been sold, if earlier. The Stockholders shall pay all Registration Expenses in connection with any registration initiated as a Demand Registration, whether or not it becomes effective.

  (d) Priority on Demand Registrations. If the holder or holders of a majority of the Registrable Securities to be registered in a Demand Registration under this Section 3 so elect by written notice to the Company, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering. In the event of an underwritten offering, if the managing underwriter or underwriters of such offering advise the Company and the holders in writing that in their opinion the number of Registrable Securities requested to be included in such offering is sufficiently large so as to adversely affect the success of the offering, the Company shall include in such registration the maximum amount of Registrable Securities which in the opinion of such managing underwriter or underwriters can be sold without any such adverse effect. Further, subject to the advice of the managing underwriter or underwriters concerning the size and composition of the offering, the Company shall include Registrable Securities in such registration in accordance with the following priorities: (i) first, the Registrable Securities owned by the holder(s) of Registrable Securities from whom the Company received a Demand Registration pursuant to Section 3(b); (ii) second, other securities of the Company proposed to be included in such registration for its own account; and (iii) third, pro rata (based upon the number of shares of Registrable Securities owned by such holders) among the other holders of Registrable Securities who have requested to be included in such registration pursuant to the "piggyback" registration provisions of
Section 4 or other registration rights agreements, provided, however, that in the event that the Company proposes to include newly issued securities in any Registration Statement pursuant to this Section 3 and such securities

                                    I-A-12
would be excluded from such registration by operation of the priority provision set forth above, the Company may elect to cause such Registration Statement to be filed under Section 4 of this Agreement; provided, further, that in the event that the Company makes such election, all of the provisions of Section 4 shall apply to such registration and such registration shall not be deemed to be an exercise of a Demand Registration under this Section 3.

  (e) Selection of Underwriters. If any Demand Registration is to be in the form of an underwritten offering, the investment banker or bankers that will administer the offering shall be selected by the holders of a majority of the Registrable Securities to be included in such offering (provided that such investment banker or bankers must be reasonably satisfactory to the Company). The Company shall (together with all holders of Registrable Securities proposing to distribute such securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting in the manner set forth above.

  (f) Withdrawal. If any holder of Registrable Securities disapproves of the terms of any such underwriting, such holder may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities excluded or withdrawn from such underwriting shall also be withdrawn from registration and shall not be transferred in a public distribution prior to 90 days after the effective date of the registration statement relating thereto, or such shorter period of time as the underwriter may require; provided, however, that if by the withdrawal of such Registrable Securities a greater number of Registrable Securities held by other holders may be included in such registration (up to the maximum of any limitation imposed by the underwriters), then the Company shall offer to all holders who have included Registrable Securities in the registration the right to include additional Registrable Securities in the priority and proportions specified in Section 3(d). Subject to the provisions of Sections 3(b)(2)(v) and 6(m), if a holder of Registrable Securities withdraws after exercising a Demand Registration, such holder shall nevertheless be deemed to have utilized a Demand Registration.

  4. Piggyback Registration. If at any time the Company shall determine to file a registration statement under the Securities Act relating to a proposed sale to the public of any of its equity securities (other than a registration statement in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock options or other employee benefit plans), the Company shall:

    (a) promptly give to each holder of a Registrable Security written notice thereof (which notice shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable blue sky or other state securities laws, the proposed offering price, and the plan of distribution);

    (b) include in such registration (and any related qualification or other compliance under blue sky laws) and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests to the Company by any holder or holders of Registrable Securities, made within 30 days after such written notice from the Company;

    (c) use its best efforts to cause the managing underwriter or underwriters, if any, of such proposed underwritten offering to permit the Registrable Securities requested to be included in the registration statement for such offering to be included on the same terms and conditions as any similar securities of the Company included therein. Notwithstanding the foregoing, unless the registration statement is being filed pursuant to a Demand Registration (in which case the priority of "piggyback" rights shall be as provided in Section 3(d)), if the managing underwriter or underwriters of such offering deliver a written opinion to the holders of such Registrable Securities that marketing considerations require a limitation on the number of shares of Common Stock or Registrable Securities offered pursuant to any registration statement subject to this
  Section 4, then subject to the advice of such managing underwriter or underwriters as to the size and composition of the offering, the Company shall include Common Stock and other Registrable Securities in such registration in accordance with the following priorities: (i) first, Common Stock to be sold for the account of the Company; and (ii) second, pro rata (based on the number of Registrable Securities owned by such holders) with respect to all holders of Registrable Securities who have requested to be included in the

                                    I-A-13
  registration pursuant to this Section 4 or other registration rights agreements. The Company shall pay all Registration Expenses in connection with a registration initiated as a piggy-back registration, whether or not it becomes effective.

    (d) If any holder of Registrable Securities disapproves of the terms of the underwriting of the Company's offering, such holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter at least two days prior to the effective date of the registration. Any Registrable Securities excluded or withdrawn from such underwriting shall also be withdrawn from registration and shall not be transferred in a public distribution prior to 90 days after the effective date of the registration statement relating thereto, or such shorter period of time as the managing underwriter may require.

    (e) If, prior to the effectiveness of a Registration Statement including Registrable Securities pursuant to this Section 4, the Company shall determine for any bona fide reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to the holders of the Registrable Securities and, thereupon (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights, if any, of any holder or holders of Registrable Securities to request that such registration be effected as a Demand Registration under Section 3, and (ii) in the case of a delay in registering, shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities.

  Holders of Registrable Securities may exercise "piggyback" registration rights under this Section 4 at any time or from time to time, so long as such holders continue to hold Registrable Securities.

  5. Hold-Back Agreements

  (a) Restrictions on Public Sale by Holder of Registrable Securities. Upon the written request of the managing underwriters of an underwritten offering in which holders of Registrable Securities are permitted to sell all of the Registrable Securities that they have requested to be included in such offering under paragraph 4 above, a holder of Registrable Securities shall not effect any public sale or distribution of securities of the Company of the same class as the securities included in such Registration Statement, including a sale pursuant to Rule 144 under the Securities Act (except as part of such underwritten registration), during the 7-day period prior to, and during the 90-day period following, the effective date of the Registration Statement for each underwritten offering made pursuant to such Registration Statement.

  (b) Restrictions on Public Sale by the Company and Others. The Company agrees:

    (1) not to effect any public sale or distribution of its equity securities (or securities exchangeable for such securities), including a sale pursuant to Regulation D under the Securities Act, during the 7-day period prior to, and during the 90-day period following, the effective date of the Registration Statement for each underwritten offering made pursuant to a Registration Statement filed under Section 3 or 4 hereof, if requested in writing by the managing underwriters (except as part of such underwritten registration or pursuant to registrations in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock options or other employee benefit plans); and

    (2) to use its best efforts to cause each holder of its privately placed equity securities that are issued by the Company at any time on or after the date of this Agreement to agree not to effect any public sale or distribution, including a sale pursuant to Rule 144 under the Securities Act, of any such securities during the period set forth in clause (1) above (except as part of such underwritten registration, if and to the extent permitted).

                                    I-A-14

  6. Registration Procedures

  In connection with the Company's registration obligations pursuant to Sections 3 and 4 hereof, the Company will use its best efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

    (a) before filing a Registration Statement or Prospectus or any amendments or supplements thereto, furnish to the holders of the Registrable Securities covered by such Registration Statement and the underwriters, if any, copies of all such documents proposed to be filed, which documents shall be made available for prior review by such holders and underwriters;

    (b) prepare and file with the SEC such amendments and post-effective amendments to any Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any holder of Registrable Securities or underwriters, if any, or as may be required by the rules, regulations or instructions applicable to the registration form utilized by the Company or by the Securities Act or otherwise necessary to keep such Registration Statement effective for the applicable period and cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement or supplement to the Prospectus; provided, that the Company may discontinue any registration of its securities which are not Registrable Securities at anytime prior to the effective date relating thereto;

    (c) promptly notify the selling holders of Registrable Securities and the managing underwriters, if any, and (if requested by any such Person) confirm such advice in writing,

      (1) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective,

      (2) of any request by the SEC for amendments or supplements to the Registration Statement or the Prospectus or for additional information,

      (3) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose,

      (4) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and

      (5) of the existence of any fact which results in the Registration Statement, the Prospectus or any document incorporated therein by reference containing an untrue statement of material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

    (d) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment;

    (e) at the request of any selling holder of Registrable Securities, furnish to such selling holder and each managing underwriter, if any, without charge, at least one conformed copy of the Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

    (f) deliver to each selling holder of Registrable Securities and the underwriters, if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons may reasonably request; the Company consents to the use of the

                                    I-A-15

  Prospectus or any amendment or supplement thereto by each of the selling holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto;

    (g) prior to any public offering of Registrable Securities, use its best efforts to register or qualify or cooperate with the selling holders of Registrable Securities, the underwriters, if any, and each of their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as any such seller or underwriter reasonably requests in writing and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then so subject;

    (h) cooperate with the selling holders of Registrable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends and cause such Registrable Securities to be in such denominations and registered in such names as such managing underwriters may request at least two business days prior to any sale of Registrable Securities to the underwriters;

    (i) if any fact contemplated by paragraph (c)(5) above shall exist, prepare a supplement or post-effective amendment to the Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

    (j) cause all Registrable Securities covered by the Registration Statement to be listed on each securities exchange on which similar securities issued by the Company are then listed, if requested by the holders of a majority of such Registrable Securities or by the managing underwriters, if any;

    (k) not later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities and provide the applicable transfer agent or trustee with printed certificates for the Registrable Securities which are in a form eligible for deposit with Depositary Trust Company;

    (l) enter into customary agreements (including underwriting agreements) and take all other appropriate actions in order to expedite or facilitate the disposition of such Registrable Securities and in such connection:

      (1) make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings;

      (2) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions shall be reasonably satisfactory to the managing underwriter, if any, and the holders of a majority of the Registrable Securities being sold) addressed to each selling holder and the underwriter, if any, covering the matters customarily covered in opinions delivered to underwriters in primary underwritten offerings and such other matters as may be reasonably requested by such holders or underwriters;

      (3) obtain "cold comfort" letters and updates thereof from the Company's independent certified public accountants addressed to the selling holders of Registrable Securities and the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with primary underwritten offerings;

      (4) if an underwriting agreement is entered into, cause the same to include the indemnification and contribution provisions and procedures of Section 8 hereof with respect to all parties to be indemnified pursuant to such Section (or, with respect to the indemnification of such underwriters, such similar indemnification and contribution provisions as such underwriters shall customarily require); and

                                    I-A-16

      (5) deliver such documents and certificates as may be requested by the holders of a majority of the Registrable Securities being sold and the managing underwriter, if any, to evidence compliance with clause
    (1) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

  The above shall be done at each closing under such underwriting or similar agreement or as and to the extent otherwise reasonably requested by the holders of a majority of the Registrable Securities being sold.

    (m) Blackout Periods.

      (1) At any time when a Registration Statement relating to Registrable Securities is effective, upon written notice of an Information Blackout from the Company to holders of Registrable Securities, the selling holders of Registrable Securities shall suspend sales of Registrable Securities pursuant to such Registration Statement until the earlier of:

        (i) termination of the Blackout Period, or

        (ii) such time as the Company notifies the selling holders of Registrable Securities that sales pursuant to such Registration Statement may be resumed (the number of days from such suspension of sales by the selling holders of Registrable Securities until the day when such sales may be resumed hereunder is hereinafter called a "Sales Blackout Period").

      (2) Any delivery by the Company of notice of an Information Blackout during the 90 days immediately following effectiveness of any registration statement effected pursuant to Section 3 hereof shall give the selling holders of Registrable Securities the right, by written notice to the Company within 10 days after the end of such period, to cancel such registration and such registration shall not count as a Demand Registration under Section 3 hereof.

      (3) If there is an Information Blackout and the selling holders of Registrable Securities do not exercise their cancellation right, if any, pursuant to (2) above, or, if such cancellation right is not available, the time period set forth in Section 3(c) shall be extended for a number of days equal to the number of days in the Sales Blackout Period.

  The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing. Each holder of Registrable Securities as to which any registration is being effected may require the Company to furnish to it such information and documents as such holders may from time to time reasonably request in writing.

  Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (i) above, such holder shall forthwith discontinue disposition of Registrable Securities until such holder's receipt of the copies of the supplemented or amended Prospectus contemplated by paragraph (i) above, or until it is advised in writing by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Prospectus, and, if so directed by the Company, such holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such holder's possession, of the Prospectus covering such Registrable Securities at the time of receipt of such notice. Each holder of Registrable Securities agrees that it will immediately notify the Company at any time when a prospectus relating to the registration of such Registrable Securities is required to be delivered under the Securities Act of the happening of an event as a result of which information previously furnished by such holder to the Company in writing for inclusion in such prospectus contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made. In the event the Company or a holder shall give any such notice, the time periods mentioned in Section 3(c) hereof shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when

                                    I-A-17
each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended prospectus contemplated by paragraph (i) above or is advised in writing by the Company that the use of the Prospectus may be resumed.

  7. Registration Expenses

  All expenses incident to the Company's performance of or compliance with this Agreement shall be paid by the Stockholders, regardless of whether the Registration Statement becomes effective, including, without limitation:

    (1) all registration and filing fees (including, without limitation, fees and expenses with respect to filings required to be made with the NASD) and stock exchange listing fees;

    (2) fees and expenses of compliance with securities or blue sky laws (including, without limitation, fees and disbursements of counsel for the underwriters or selling holders in connection with blue sky qualifications of the Registrable Securities);

    (3) printing (including, without limitation, expenses of printing or engraving certificates for the Registrable Securities in a form eligible for deposit with Depositary Trust Company and of printing prospectuses), messenger, telephone and delivery expenses;

    (4) fees and disbursements of counsel for the Company and of attorneys for the sellers of Registrable Securities;

    (5) fees and disbursements of all independent certified public accountants of the Company (including, without limitation, the expenses of any special audit and "cold comfort" letters required by or incident to such performance);

    (6) fees and disbursements of underwriters (including discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Registrable Securities, transfer taxes, if any, or legal expenses of any Person other than the Company and the selling holders);

  (all such expenses being herein called "Registration Expenses").

  The Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and the expense of any annual audit.

  8. Indemnification

  (a) Indemnification by the Company. The Company agrees to indemnify and hold harmless each holder of Registrable Securities, its officers, directors, employees and agents and each Person who controls such holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being sometimes hereinafter referred to as an "Indemnified Holder") from and against all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and legal expenses) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by such holder expressly for use therein; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if (i) such holder (or an underwriter on behalf of such holder) failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale of the Registrable Securities and (ii) the Prospectus would have corrected such untrue statement or

                                    I-A-18
omission; and provided, further, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission in the Prospectus, if such untrue statement or alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the Prospectus and if, having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, such holder (or an underwriter on behalf of such holder) thereafter fails to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale of a Registrable Security to the person asserting such loss, claim, damage, liability or expense who purchased such Registrable Security from such holder. This indemnity shall be in addition to any liability which the Company may otherwise have. The Company shall also indemnify underwriters participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of Indemnified Holders.

  If any action or proceeding (including any governmental investigation or inquiry) shall be brought or asserted against an Indemnified Holder in respect of which indemnity may be sought from the Company, such Indemnified Holder shall promptly notify the Company in writing, and the Company shall assume the defense thereof (including the employment of counsel reasonably satisfactory to such Indemnified Holder) and the payment of all expenses. Such Indemnified Holder shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be paid by such Indemnified Holder unless (a) the Company has agreed to pay such fees and expenses or (b) the Company shall have failed to assume the defense of such action or proceeding or shall have failed to employ counsel reasonably satisfactory to such Indemnified Holder in any such action or proceeding or (c) the named parties to any such action or proceeding (including any impleaded parties) include both such Indemnified Holder and the Company, and such Indemnified Holder shall have been reasonably advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential material differing interests between them (in which case, if such Indemnified Holder notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Holder, it being understood, however, that the Company shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for such Indemnified Holder and any other Indemnified Holders). The Company shall not be liable for any settlement of any such action or proceeding effected without its written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the Company agrees to indemnify and hold harmless such Indemnified Holders from and against any loss or liability by reason of such settlement or judgment.

  (b) Indemnification by Holder of Registrable Securities. Each holder of Registrable Securities agrees to indemnify and hold harmless the Company, its directors and officers and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such holder, but only with respect to information relating to such holder furnished in writing by such holder expressly for use in any Registration Statement or Prospectus, or any amendment or supplement thereto, or any preliminary prospectus. In case any action or proceeding shall be brought against the Company or its directors or officers or any such controlling person, in respect of which indemnity may be sought against a holder of Registrable Securities, such holder shall have the rights and duties given to the Company and the Company or its directors or officers or such controlling person shall have the rights and duties given to each holder by the preceding paragraph. In no event shall the liability of any selling holder of Registrable Securities hereunder be greater than the dollar amount of the proceeds received by such holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

  The Company and each holder of Registrable Securities shall be entitled to receive indemnities from underwriters to the same extent as provided above with respect to information so furnished in writing by them

                                    I-A-19
specifically for inclusion in any Prospectus or Registration Statement or any amendment or supplement thereto, or any preliminary prospectus.

  (c) Contribution. If the indemnification provided for in this Section 8 is unavailable to an indemnified party under Section 8(a) or Section 8(b) hereof (other than by reason of exceptions provided in those Sections) in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and of the Indemnified Holder, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and of the Indemnified Holder, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Indemnified Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in the second paragraph of
Section 8(a), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.

  The Company and each holder of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this Section 8(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this
Section 8(c), an Indemnified Holder shall not be required to contribute any amount in excess of the amount by which the total price at which the securities sold by such Indemnified Holder or its affiliated Indemnified Holders and distributed to the public exceeds the amount of any damages which such Indemnified Holder or its affiliated Indemnified Holders has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

  9. Rule 144

  The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder and will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such information and requirements.

  10. Participation in Underwritten Registrations

  No holder of Registrable Securities (or its successors or assigns) may participate in any underwritten registration hereunder unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the underwriters and other Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

  11. Miscellaneous

  (a) Remedies. In addition to being entitled to exercise all rights provided herein and granted by law, including recovery of damages, each holder of Restricted Securities shall be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate

                                    I-A-20
compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

  (b) Adjustments Affecting Registrable Securities. The Company shall not take any action, or permit any change to occur, with respect to the combination or subdivision of Registrable Securities which would (i) adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or (ii) adversely affect the marketability of such Registrable Securities in any such registration.

  (c) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of holders of at least a majority of the outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to departure from the provisions hereof that relates exclusively to the rights of holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other holders of Registrable Securities may be given by the holders of a majority of the Registrable Securities being sold.

  (d) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or air courier guaranteeing overnight delivery:

    (1) if to a holder of Registrable Securities, at the most current address given by such holder to the Company in accordance with the provisions hereof, which address initially is the address of the Company's principal executive offices; and

    (2) if to the Company, initially at the address of the Company's principal executive offices, with a copy to Latham & Watkins, 633 West Fifth Street, Suite 4000, Los Angeles, California 90071, Attention: John M. Newell, Esq.

  All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when received if deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

  (e) Transfer of Registration Rights. Holders of Registrable Securities may not transfer the registration rights granted hereunder to any Person.

  (f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

  (g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

  (h) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without regard to the choice of law provisions thereof.

  (i) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

  (j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings,

                                    I-A-21
other than those set forth or referred to herein with respect to the registration rights granted by the Company with respect to the Registrable Securities. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

  IN WITNESS WHEREOF, the Company and the Stockholders have caused this Agreement to be duly executed as of the date first above written.

                                          NATIONAL GOLF PROPERTIES, INC.

                                          By: _________________________________

                                          STOCKHOLDERS:

                                          GOLDER, THOMA, CRESSEY FUND II

                                          By: GOLDER, THOMA, CRESSEY &
                                               RAUNER, L.P.
                                          Its: General Partner

                                          By: _________________________________
                                          Its: ________________________________

                                          GOLDER, THOMA, CRESSEY FUND III
                                          LIMITED PARTNERSHIP

                                          By: GOLDER, THOMA, CRESSEY &
                                               RAUNER, L.P.
                                          Its: General Partner

                                          By: _________________________________
                                          Its: ________________________________

                                          _____________________________________
                                          ROBERT H . WILLIAMS

                                     I-A-22

                                                                      EXHIBIT B

                           TERMINATION FEE AGREEMENT

  TERMINATION FEE AGREEMENT, dated as of February 2, 1996, by and among GEI ACQUISITION CORPORATION, a Kansas corporation ("Newco"), and ROBERT H. WILLIAMS ("Williams"), GOLDER, THOMA, CRESSEY FUND II ("GTC II") , and GOLDER, THOMA, CRESSEY FUND III LIMITED PARTNERSHIP ("GTC III") (collectively referred to herein as the "Stockholders").

                                  WITNESSETH

  WHEREAS, immediately prior to the execution of this Agreement, Newco, National Golf Properties, Inc., a Maryland corporation ("Purchaser"), and Golf Enterprises, Inc., a Kansas corporation (the "Company"), have entered into an Asset Purchase Agreement and Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Newco will be merged with and into the Company (the "Merger");

  WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Newco has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement;

  NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

  1. Certain Definitions. Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

    (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act.

    (b) "Company Common Stock" shall mean at any time the common stock, $.01 par value, of the Company.

    (c) "Person" shall mean an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

  2. Stockholder Termination Fee. In the event that the Merger Agreement is terminated in circumstances under which the Termination Fee is payable by the Company to Newco pursuant to Section 9.3(a) of the Merger Agreement, and any Acquisition Proposal (as defined in the Merger Agreement) is consummated, then each Stockholder shall pay to Newco one business day after consummation of the Acquisition Proposal an amount (the "Stockholder Termination Fee") equal to one-half of the product of (x) the number of Shares Beneficially Owned by such Stockholder on the date hereof (as set forth on Exhibit A hereto), multiplied by (y) the excess of (i) the per share value of consideration paid upon consummation of the Acquisition Proposal (with the value of any non-cash consideration being determined by agreement of Newco and such Stockholder) over (ii) $12.00. In the event that the consideration paid on consummation of the Acquisition: (i) consists solely of cash, then the Stockholder Termination Fee shall be payable solely in cash, or (ii) consists of cash and other non-cash property, or solely non-cash property, then the Stockholder Termination Fee shall be payable in cash and such non-cash property in the same proportion as the cash bears to the value of the non-cash property issued on consummation of the Acquisition Proposal (as such value is determined above).

                                     I-B-1

  If Newco and such Stockholder fail to agree promptly on the value of such non-cash consideration, then the parties shall appoint an independent investment banking firm reasonably acceptable to Newco and such Stockholder to act as arbitrator (the "Arbitrator"). Upon the selection of the Arbitrator, Newco on the one hand and such Stockholder on the other shall deliver to the Arbitrator and to each other their last and final offer concurrently in writing (the "Certified Offers"). The Certified Offers shall list one amount which the submitting party asserts is the appropriate valuation of such non-cash consideration as of the date of submittal. The Arbitrator's sole role shall be to select which one of the two Certified Offers most closely approximates the valuation the Arbitrator would have determined for such non-cash consideration, taking into account current market valuations of any publicly traded securities which constitute such non-cash consideration. The Arbitrator shall notify the parties of such determination. The determination of the Arbitrator shall be binding on the parties. All costs and expenses of the Arbitrator shall be borne by the parties whose Certified Offer is not selected.

  Each Stockholder acknowledges that the agreements contained in this Section 2 hereof are an integral part of the transactions contemplated by this Agreement and the Merger Agreement. Accordingly, if the Stockholder shall fail to pay when due any amounts which shall become due under Section 2 hereof, the Stockholder shall in addition hereto pay to Newco all costs and expenses (including fees and disbursements of counsel) incurred in collecting such overdue amounts, together with interest on such overdue amounts from the date such payment was required to be made until the date such payment is received at a rate per annum equal to the "reference rate" as announced from time to time by Bank of America. Any payment required to be made pursuant to Section 2 shall be made when due by wire transfer of immediately available funds to an account designated by Newco.

  3. Covenants, Representations and Warranties of each Stockholder. Each of the Stockholders, severally as to each of them and joint jointly, hereby represents and warrants to, and agrees with, Newco as follows:

    (a) Organization. In the case of GTC II and GTC III, the Stockholder is a partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite partnership power or other power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by such Stockholders of this Agreement and the performance by such Stockholders of their obligations hereunder have been duly and validly authorized by such Stockholders and no other proceedings on the part of the such Stockholders are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

    (b) Enforceability. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement enforceable against the Stockholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    (c) No Conflicts. Except for filings, authorizations, consents and approvals as may be required under the Exchange Act (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall (A) in the case of GTC II and GTC III, conflict with or result in any breach of any applicable organizational documents applicable to the Stockholder or any of its subsidiaries, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, pledge, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder or any subsidiary is a party or by which the Stockholder or any subsidiary or any of their respective properties or

                                     I-B-2
  assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Stockholder or any of its subsidiaries or any of its properties or assets.

    (d) Reliance by Newco. The Stockholder understands and acknowledges that Newco is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.

    (e) Further Assurances. From time to time, at Newco's request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

  4. Representations and Warranties of Newco. Newco hereby represents and warrants to the Stockholders as follows:

    (a) Organization. Newco is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas, has all requisite corporate power or other power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by Newco of this Agreement and the performance by Newco of its obligations hereunder have been duly and validly authorized by the Board of Directors of Newco and no other corporate proceedings on the part of Newco are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

    (b) Enforceability. This Agreement has been duly and validly executed and delivered by Newco and constitutes a valid and binding agreement of Newco enforceable against Newco in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    (c) No Conflicts. Except for filings, authorizations, consents and approvals as may be required under the HSR Act, the Exchange Act and the Securities Act (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by Newco and the consummation by Newco of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by Newco, the consummation by Newco of the transactions contemplated hereby or compliance by Newco with any of the provisions hereof shall (A) conflict with or result in any breach of any applicable organizational documents applicable to Newco, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Newco is a party or by which Newco or any of their respective properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Newco or any of its properties or assets.

  5. Adjustments upon Changes in Capitalization. In the event of any change in the number of issued and outstanding shares of Company Common Stock by reason of any stock dividend, subdivision, merger, recapitalization, combination, conversion or exchange of shares, or any other change in the corporate or capital structure of the Company (including, without limitation, the declaration or payment of an extraordinary dividend of cash or securities) which would have the effect of diluting or otherwise adversely affecting Newco's rights and privileges under this Agreement, the Stockholder Termination Fee shall be appropriately adjusted to restore to Newco its rights and privileges under this Agreement.

  6. Miscellaneous.

    (a) Entire Agreement. Except as otherwise expressly provided herein, this Agreement, the Principal Stockholder Agreement, and the Merger Agreement contains the entire agreement between the parties with

                                     I-B-3
  respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

    (b) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, provided that Newco may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Newco, but no such assignment shall relieve Newco of its obligations hereunder if such assignee does not perform such obligations.

    (c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

    (d) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if given) by hand delivery or telecopy (with a confirmation copy sent for next day delivery via courier service, such as Federal Express), or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

    If to GTC II          c/o GOLDER, THOMA, CRESSEY
     or GTC III:          6100 Sears Tower
                          Chicago, Illinois 60606
                          Attention: Bryan C. Cressey

    If to Williams:       ROBERT H. WILLIAMS
                          1603 LBJ Freeway, Suite 810
                          Dallas, Texas 75234

    If to Newco:          GEI ACQUISITION CORPORATION
                          1633 26th Street
                          Santa Monica, California 90404
                          Attention: James M. Stanich

  or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

    (e) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    (f) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

    (g) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

                                     I-B-4

    (h) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

    (i) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

    (j) No Partnership. The parties hereto agree that this Agreement is intended to provide Newco with the Stockholder Termination Fee in the circumstances described herein, and that the parties do not intend this Agreement to constitute a joint venture, partnership, joint tenancy or any other type of co-ownership arrangement with respect to the Company Common Stock.

    (k) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Kansas, without giving effect to the principles of conflicts of law thereof.

    (l) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

    (m) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

                                     I-B-5

  IN WITNESS WHEREOF, Newco and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

                                          GEI ACQUISITION CORPORATION


                                          By: /s/ JAMES M. STANICH
                                             -------------------------

                                          Its: Vice President


                                          STOCKHOLDERS:


                                          /s/ ROBERT H. WILLIAMS
                                          ----------------------------
                                          ROBERT H. WILLIAMS


                                          GOLDER, THOMA, CRESSEY FUND II

                                          By: GOLDER, THOMA, CRESSEY &
                                               RAUNER, L.P.
                                          Its: General Partner

                                          By: /s/ BRYAN C. CRESSEY
                                             -------------------------
                                          Its: General Partner


                                          GOLDER, THOMA, CRESSEY FUND III
                                           LIMITED PARTNERSHIP

                                          By: GOLDER, THOMA, CRESSEY &
                                               RAUNER, L.P.
                                          Its: General Partner


                                          By: /s/ BRYAN C. CRESSEY
                                             -------------------------
                                          Its: General Partner

                                     I-B-6

                     EXHIBIT A TO TERMINATION FEE AGREEMENT

                                                                       NUMBER OF
      STOCKHOLDER NAME                                                  SHARES
      ----------------                                                 ---------
       GTC II......................................................... 1,557,710
       GTC III........................................................ 1,266,557
       Williams.......................................................   601,077

                                     I-B-7

                                                                      EXHIBIT H

                           FORM OF AFFILIATE LETTER

National Golf Properties, Inc.
1448 15th Street, Suite 200
Santa Monica, CA 90404

Ladies and Gentlemen:

  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Golf Enterprises, Inc., a Kansas corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, (the "Act"). Pursuant to the terms of the Asset Purchase Agreement and Agreement and Plan of Merger, dated as of February 1, 1996 (the "Agreement"), between National Golf Properties, Inc., a Maryland corporation (the "Purchaser"), GEI Acquisition Corporation, a Kansas corporation ("Newco"), and the Company, Newco will be merged with and into the Company (as defined in the Agreement) (the "Merger").

  As a result of the Merger, I may receive shares of Common Stock, par value $.01 per share, of Purchaser (as defined in the Agreement) (the "Purchaser Securities") in exchange for shares owned by me of Common Stock, par value $.01 per share, of the Company.

  I represent, warrant and covenant to the Purchaser that in the event I receive any Purchaser Securities as a result of the Merger:

    A. I shall not make any sale, transfer or other disposition of the Purchaser Securities in violation of the Act or the Rules and Regulations.

    B. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Purchaser Securities to the extent I felt necessary, with my counsel or counsel for the Company.

    C. I have been advised that the issuance of Purchaser Securities to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger is submitted for a vote of the stockholders of the Company, I may be deemed to have been an affiliate of the Company and the distribution by me of the Purchaser Securities has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Purchaser Securities issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act,
  (ii) such sale, transfer or other disposition is made in conformity with Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Purchaser, or pursuant to a "no action" letter obtained by the undersigned from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

    D. I understand that Purchaser is under no obligation to register the sale, transfer or other disposition of the Purchaser Securities by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

    E. I also understand that stop transfer instructions will be given to the Purchaser's transfer agent with respect to the Purchaser Securities and that there will be placed on the certificates for the Purchaser Securities issued to me, or any substitutions therefor, a legend stating in substance:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A
    TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN

                                     I-H-1

    ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED               , 1996
    BETWEEN THE REGISTERED HOLDER HEREOF AND NATIONAL GOLF PROPERTIES, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF NATIONAL GOLF PROPERTIES, INC.

    F. I also understand that unless the transfer by me of my Purchaser Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Purchaser reserves the right to put the following legend on the certificates issued to my transferee:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

  It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Act or this Agreement. It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) two years shall have elapsed from the date the undersigned acquired the Securities received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) three years shall have elapsed from the date the undersigned acquired Purchaser Securities received in the Merger and the provisions of Rule 145(d)(3) are then available to the undersigned, or (iii) Purchaser has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Purchaser, or a "no action" letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                          Very truly yours,


                                          Name: _______________________________

Accepted this       day of
      , 1996 by

  NATIONAL GOLF PROPERTIES, INC.


By: _________________________________

Name: _______________________________

Title: ______________________________

                                     I-H-2

                                                                    EXHIBIT L-1

                               COMPANY GUARANTY

  GUARANTY, dated as of February 2, 1996, is executed by AMERICAN GOLF CORPORATION, a California corporation ("Guarantor"), in favor of GOLF ENTERPRISES, INC., a Kansas corporation (the "Company").

                                   RECITALS

  WHEREAS, the Company is entering into that certain Asset Purchase Agreement and Agreement and Plan of Merger and the related stockholder agreements (together, the "Merger Agreement"), dated as of the date hereof, by and among National Golf Properties, Inc. ("Purchaser"), GEI Acquisition Corporation, a Kansas corporation ("Newco"), and the Company, pursuant to which (a) Purchaser will acquire certain real property assets that include fee simple interests in golf courses (as more particularly described in the Merger Agreement, the "Owned Properties") and certain other personal property, and (b) Newco will merge with and into the Company;

  WHEREAS, following Purchaser's acquisition of the Owned Properties, Purchaser will contribute the Purchased Assets to the Partnership, which intends to lease such Owned Properties to Guarantor pursuant to lease agreements; and

  WHEREAS, as a material inducement to the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, Guarantor has agreed to unconditionally guarantee payment of any damages incurred, sustained or suffered as a result of a breach of the Merger Agreement by Newco.

  NOW, THEREFORE, in consideration of the foregoing and for other valuable consideration, the receipt and sufficiency of which Guarantor acknowledges, Guarantor agrees as follows:

  1. Guaranty. Guarantor unconditionally guarantees and agrees to reimburse the Company for any damages incurred, sustained or suffered by the Company in connection with, arising out of, resulting from or incident to any breach by Newco of the Merger Agreement, subject to all of the terms and conditions of the Merger Agreement (each an "Obligation"); provided that any payment by Guarantor on account of this Guaranty shall not be due and payable until thirty (30) days of Guarantor receiving written notice from the Company of any claim for payment under this Guaranty. Guarantor expressly reserves its rights of subrogation, reimbursement and contribution against Newco with respect to any claim made by the Company on account of this Guaranty; provided, however that the right of subrogation shall not arise until the amount owing to the Company pursuant to such claim has been fully paid. Notwithstanding anything to the contrary in this Guaranty (including, without limitation, Sections 7, 8, 9 and 10), (i) Guarantor's liability hereunder shall in no event be greater than the liability of Newco under the Merger Agreement, and (ii) this Guaranty shall not survive the Effective Time (as defined in the Merger Agreement).

  2. Representations and Warranties. Guarantor represents and warrants that:

    (a) Guarantor has derived or expects to derive a financial advantage from the Company by entering into the Merger Agreement and consummating the transactions contemplated thereby;

    (b) Guarantor has copies of, and is fully familiar with, the Merger Agreement and every other document executed or delivered to the Company by Newco in connection therewith;

    (c) Guarantor is a duly organized and validly existing corporation in good standing under the laws of the State of California and has all requisite corporate or other power and all necessary governmental approvals to carry on its businesses as now being conducted;

                                    I-L-1-1

    (d) Guarantor is duly qualified or licensed to do business and is in good standing in each jurisdiction which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary;

    (e) Guarantor has taken all necessary corporate action necessary to authorize Guarantor to enter into this Guaranty and the execution of this Guaranty does not contravene (i) Guarantor's charter or by-laws, (ii) law or (iii) any contractual or legal restriction binding on or affecting Guarantor, except, in the case of clauses (ii) and (iii), as would not have a material adverse effect on Guarantor; and

    (f) This Guaranty has been duly executed and delivered by Guarantor and constitutes a valid and binding obligation of Guarantor enforceable against Guarantor in accordance with its terms.

  3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered in the manner set forth in
Section 10.4 of the Merger Agreement. Guarantor's address for such notices is as follows:

              American Golf Corporation
              1633 26th Street
              Santa Monica, California 90404
              Attention: James M. Stanich

  4. Governing Law. This Guaranty shall be governed and construed in accordance with the laws of the State of Kansas without giving effect to the principles of conflicts of law thereof.

  5. Assignment. Neither this Guaranty nor any of the rights, interests or obligations hereunder shall be assigned by any of Guarantor or the Company (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Guaranty will be binding upon, inure to the benefit of and be enforceable by each of Guarantor and the Company and their respective successors and assigns.

  6. Amendment. This Guaranty may be amended, modified and supplemented only with the prior written consent of Guarantor and the Company.

  7. Guarantee of Payment. This Guarantee is a guarantee of payment and, except as provided in paragraph 1, Guarantor expressly waives (a) presentment for payment, (b) demand, (c) notice of demand and of dishonor and nonpayment,
(d) protest and notice of protest, (e) diligence in collecting and in the bringing of suit against any party, (f) diligence in preserving the liability of any person on the Obligations, or in bringing suit to enforce collection of the Obligations, (g) all defenses given to sureties or guarantors at law or in equity other than the actual satisfaction of the Obligations and (h) all defenses based upon questions as to the validity, legality or enforceability of the Obligations.

  8. Dissolution, Bankruptcy and Statute of Limitations.

    (a) The liability of Guarantor hereunder shall continue notwithstanding the dissolution or termination of any entity. The failure by Company to file or enforce a claim against the estate (whether in administration, bankruptcy, or other proceeding) of Newco or any other person or entity shall not affect the liability of Guarantor hereunder, nor shall Guarantor be released from liability if recovery from Newco or any other person or entity becomes barred by any statute of limitations or is otherwise prevented. Guarantor waives and agrees not to assert or take advantage of the defense of the statute of limitations in any action hereunder.

    (b) In the event any payment by Newco to Company with respect to the Obligations is held to constitute a preference under the bankruptcy laws, or if for any other reason Company is required to refund such payment or pay the amount thereto to any other party, such payment by Newco to Company shall not constitute a release of Guarantor from any liability hereunder, and Guarantor agrees to pay such amount to Company upon demand and this Guaranty shall continue to be effective or shall be reinstated, as the case may be, to the extent of any such payment or payments.

                                    I-L-1-2

  9. Modification of Acquisition Agreement. The modification or amendment of the Merger Agreement, the waiver of any of its conditions, or the waiver of a breach of the obligations of any party thereunder shall not in any way affect any of Guarantor's obligations hereunder. Company may settle or compromise claims with Newco or any other person on such terms as it may see fit. No exercise or nonexercise by Company of any right or remedy of Company shall in any way affect any of Guarantor's obligations hereunder or give Guarantor any recourse against Company.

  10. Guarantee Absolute and Unconditional. Subject to paragraph 1, this guarantee shall be construed as a continuing, absolute and unconditional guarantee of payment without regard to the validity, regularity or enforceability of any of the Obligations or right of offset with respect thereto. When pursuing its rights and remedies hereunder against Guarantor, the Company may, but shall be under no obligation to, pursue such rights and remedies as it may have against Newco or any other person for the Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Newco or any other person or to exercise any such right of offset, or any release of Newco or any other person, shall not relieve Guarantor of any liability hereunder.

  11. No Third Party Beneficiary. This Guaranty shall not confer upon any person other than the Company any rights or remedies hereunder.

  IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be signed by a duly authorized officer of Guarantor as of the date first written above.

                                          AMERICAN GOLF CORPORATION

                                          By: /s/ JAMES M. STANICH
                                              ---------------------------------
                                          Its: Executive Vice President

                                    I-L-1-3

                                                                    EXHIBIT L-2

                              PURCHASER GUARANTY

  GUARANTY, dated as of February 2, 1996, is executed by AMERICAN GOLF CORPORATION, a California corporation ("Guarantor"), in favor of NATIONAL GOLF PROPERTIES, INC., a Maryland corporation (the "Purchaser").

                                   RECITALS

  WHEREAS, Purchaser is entering into that certain Asset Purchase Agreement and Agreement and Plan of Merger and the related stockholder agreements (together, the "Merger Agreement"), dated as of the date hereof, by and among Golf Enterprises, Inc. ("Company"), GEI Acquisition Corporation, a Kansas corporation ("Newco"), and Purchaser, pursuant to which (a) Purchaser will acquire certain real property assets that include fee simple interests in golf courses (as more particularly described in the Merger Agreement, the "Owned Properties") and certain other personal property, and (b) Newco will merge with and into the Company;

  WHEREAS, following Purchaser's acquisition of the Owned Properties, Purchaser will contribute the Purchased Assets to the Partnership, which intends to lease such Owned Properties to Guarantor pursuant to lease agreements; and

  WHEREAS, in consideration of the Partnership agreeing to lease the Owned Properties to Guarantor, Guarantor has agreed to unconditionally guarantee payment of any damages incurred, sustained or suffered as a result of a breach of the Merger Agreement by Newco.

  NOW, THEREFORE, in consideration of the foregoing and for other valuable consideration, the receipt and sufficiency of which Guarantor acknowledges, Guarantor agrees as follows:

  1. Guaranty. Guarantor unconditionally guarantees and agrees to reimburse Purchaser for any damages incurred, sustained or suffered by Purchaser in connection with, arising out of, resulting from or incident to any breach by Newco of the Merger Agreement, subject to all of the terms and conditions of the Merger Agreement (each an "Obligation"); provided that any payment by Guarantor on account of this Guaranty shall not be due and payable until thirty (30) days of Guarantor receiving written notice from Purchaser of any claim for payment under this Guaranty. Guarantor expressly reserves its rights of subrogation, reimbursement and contribution against Newco with respect to any claim made by Purchaser on account of this Guaranty; provided, however that the right of subrogation shall not arise until the amount owing to Purchaser pursuant to such claim has been fully paid. Notwithstanding anything to the contrary in this Guaranty (including, without limitation, Sections 7, 8, 9 and 10), (i) Guarantor's liability hereunder shall in no event be greater than the liability of Newco under the Merger Agreement, and (ii) this Guaranty shall not survive the Effective Time (as defined in the Merger Agreement).

  2. Representations and Warranties. Guarantor represents and warrants that:

    (a) Guarantor has derived or expects to derive a financial advantage from Purchaser by entering into the Merger Agreement and consummating the transactions contemplated thereby;

    (b) Guarantor has copies of, and is fully familiar with, the Merger Agreement and every other document executed or delivered to Purchaser by Newco in connection therewith;

    (c) Guarantor is a duly organized and validly existing corporation in good standing under the laws of the State of California and has all requisite corporate or other power and all necessary governmental approvals to carry on its businesses as now being conducted;

                                    I-L-2-1

    (d) Guarantor is duly qualified or licensed to do business and is in good standing in each jurisdiction which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary;

    (e) Guarantor has taken all necessary corporate action necessary to authorize Guarantor to enter into this Guaranty and the execution of this Guaranty does not contravene (i) Guarantor's charter or by-laws, (ii) law or (iii) any contractual or legal restriction binding on or affecting Guarantor, except, in the case of clauses (ii) and (iii), as would not have a material adverse effect on Guarantor; and

    (f) This Guaranty has been duly executed and delivered by Guarantor and constitutes a valid and binding obligation of Guarantor enforceable against Guarantor in accordance with its terms.

  3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered in the manner set forth in
Section 10.4 of the Merger Agreement. Guarantor's address for such notices is as follows:

              American Golf Corporation
              1633 26th Street
              Santa Monica, California 90404
              Attention: James M. Stanich

  4. Governing Law. This Guaranty shall be governed and construed in accordance with the laws of the State of Kansas without giving effect to the principles of conflicts of law thereof.

  5. Assignment. Neither this Guaranty nor any of the rights, interests or obligations hereunder shall be assigned by any of Guarantor or Purchaser (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Guaranty will be binding upon, inure to the benefit of and be enforceable by each of Guarantor and Purchaser and their respective successors and assigns.

  6. Amendment. This Guaranty may be amended, modified and supplemented only with the prior written consent of Guarantor and Purchaser.

  7. Guarantee of Payment. This Guarantee is a guarantee of payment and, except as provided in paragraph 1, Guarantor expressly waives (a) presentment for payment, (b) demand, (c) notice of demand and of dishonor and nonpayment,
(d) protest and notice of protest, (e) diligence in collecting and in the bringing of suit against any party, (f) diligence in preserving the liability of any person on the Obligations, or in bringing suit to enforce collection of the Obligations, (g) all defenses given to sureties or guarantors at law or in equity other than the actual satisfaction of the Obligations and (h) all defenses based upon questions as to the validity, legality or enforceability of the Obligations.

  8. Dissolution, Bankruptcy and Statute of Limitations.

    (a) The liability of Guarantor hereunder shall continue notwithstanding the dissolution or termination of any entity. The failure by Purchaser to file or enforce a claim against the estate (whether in administration, bankruptcy, or other proceeding) of Newco or any other person or entity shall not affect the liability of Guarantor hereunder, nor shall Guarantor be released from liability if recovery from Newco or any other person or entity becomes barred by any statute of limitations or is otherwise prevented. Guarantor waives and agrees not to assert or take advantage of the defense of the statute of limitations in any action hereunder.

    (b) In the event any payment by Newco to Purchaser with respect to the Obligations is held to constitute a preference under the bankruptcy laws, or if for any other reason Purchaser is required to refund such payment or pay the amount thereto to any other party, such payment by Newco to Purchaser shall not constitute a release of Guarantor from any liability hereunder, and Guarantor agrees to pay such amount to Purchaser upon demand and this Guaranty shall continue to be effective or shall be reinstated, as the case may be, to the extent of any such payment or payments.

                                    I-L-2-2

  9. Modification of Acquisition Agreement. The modification or amendment of the Merger Agreement, the waiver of any of its conditions, or the waiver of a breach of the obligations of any party thereunder shall not in any way affect any of Guarantor's obligations hereunder. Purchaser may settle or compromise claims with Newco or any other person on such terms as it may see fit. No exercise or nonexercise by Purchaser of any right or remedy of Purchaser shall in any way affect any of Guarantor's obligations hereunder or give Guarantor any recourse against Purchaser.

  10. Guarantee Absolute and Unconditional. Subject to paragraph 1, this guarantee shall be construed as a continuing, absolute and unconditional guarantee of payment without regard to the validity, regularity or enforceability of any of the Obligations or right of offset with respect thereto. When pursuing its rights and remedies hereunder against Guarantor, Purchaser may, but shall be under no obligation to, pursue such rights and remedies as it may have against Newco or any other person for the Obligations or any right of offset with respect thereto, and any failure by Purchaser to pursue such other rights or remedies or to collect any payments from Newco or any other person or to exercise any such right of offset, or any release of Newco or any other person, shall not relieve Guarantor of any liability hereunder.

  11. No Third Party Beneficiary. This Guaranty shall not confer upon any person other than Purchaser any rights or remedies hereunder.

  IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be signed by a duly authorized officer of Guarantor as of the date first written above.

                                          AMERICAN GOLF CORPORATION

                                          By: /s/ JAMES M. STANICH
                                              ---------------------------------
                                          Its: Executive Vice President

                                    I-L-2-3

                                                                       ANNEX II

                              FIRST AMENDMENT TO

           ASSET PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER

  FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER, dated as of February 16, 1996, by and among NATIONAL GOLF PROPERTIES, INC., a Maryland corporation ("Purchaser"), GEI ACQUISITION CORPORATION, a Kansas corporation ("Newco"), and GOLF ENTERPRISES, INC., a Kansas corporation (the "Company").

                                   RECITALS

  WHEREAS, Purchaser, Newco and the Company have entered into an Asset Purchase Agreement and Agreement and Plan of Merger, dated as of February 2, 1996 (the "Agreement"). Capitalized terms used herein without definition have the meanings given to them in the Agreement.

  WHEREAS, the parties to the Agreement desire to amend certain provisions of the Agreement in the manner set forth herein.

  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth here, Purchaser, Newco and the Company agree as follows:

                                   ARTICLE I

                                   AMENDMENT

  Section 1.1. Amendment of Section 6.7 of the Agreement. Section 6.7 of the Agreement is hereby amended to delete therefrom the words: "Unless this Agreement is terminated pursuant to Section 9.1(j),".

  Section 1.2 Amendment of Section 8.3(d) of the Agreement. Section 8.3(d) of the Agreement is hereby amended to delete therefrom such subsection in its entirety.

  Section 1.3 Amendment of Section 9.1 of the Agreement. Section 9.1 of the Agreement is hereby amended as follows:

    (a) the word "or" shall be added at the end of Section 9.1(h);

    (b) the words "; or" shall be deleted from the end of Section 9.1(i) and replaced with a period;

    (c) Section 9.1(j) shall be deleted in its entirety.

                                  ARTICLE II

                                 MISCELLANEOUS

  Section 2.1. Ratification of Agreement. Each of the provisions of the Agreement, as amended by this First Amendment, is hereby ratified and confirmed in all respects, and shall not be deemed to be amended or waived in any respect other than as expressly set forth herein.

  Section 2.2 Counterparts. This First Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  IN WITNESS WHEREOF, Purchaser, Newco and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first above written.

                                          NATIONAL GOLF PROPERTIES, INC.

                                          By:   /s/ EDWARD R. SAUSE
                                             ----------------------------------
                                                    Edward R. Sause
                                             Executive Vice President and Chief
                                                   Financial Officer

                                          GEI ACQUISITION CORPORATION

                                          By:   /s/ JAMES M. STANICH
                                             ----------------------------------
                                                    James M. Stanich
                                                     Vice President

                                          GOLF ENTERPRISES, INC.

                                          By:   /s/ ROBERT H. WILLIAMS
                                             ----------------------------------
                                                    Robert H. Williams
                                              President and Chief Executive
                                                        Officer

                                                                       ANNEX III


                     [LETTERHEAD OF MONTGOMERY SECURITIES]


                               February 2, 1996



Members of the Board of Directors
National Golf Properties, Inc.
1448 15th Street, #200
Santa Monica, California  90404

Gentlemen:

     We understand that National Golf Properties, Inc., a Maryland corporation (the "Company"), GEI Acquisition Corporation, a Kansas corporation ("Newco"), and Golf Enterprises, Inc., a Kansas corporation ("Seller"), propose to enter into an Asset Purchase Agreement and Agreement and Plan of Merger, dated as of February 2, 1996 (the "Agreement"), pursuant to which (a) the Company will purchase from Seller (the "Acquisition") twenty golf courses owned by Seller (the "Acquired Courses") for a price equal to the Acquisition Consideration, as defined below, and (b) Newco will merge with and into Seller (the "Merger").

     The "Acquisition Consideration" shall consist of, at the option of the Company, either (i)(A) a number of shares of common stock, $.01 par value per share, of the Company ("Company Common Stock") equal to the quotient of (x) $40,786,649 and (y) the average of the per share closing prices of the Company Common Stock on the New York Stock Exchange as reported on the NYSE Composite Tape for each of the ten consecutive trading days immediately preceding the second trading day prior to the closing date of the Acquisition, but in no event less than 1,418,666 or more than 2,128,000 shares of Company Common Stock, and
(B) $17,213,351 in cash, or (ii) $58,000,000 in cash.

     Contemporaneously with the closing of the Acquisition (the "Closing"),
(i) the Company and National Golf Operating Partnership, L.P., a Delaware limited partnership (the "Partnership"), propose to enter into a Contribution Agreement (the "Contribution Agreement"), pursuant to which the Company will contribute the Acquired Courses to the Partnership in exchange for limited partnership interests in the Partnership and the cancellation of indebtedness of the Company to the Partnership, and (ii) the Partnership and American Golf Corporation, a California corporation ("AGC"), propose to enter into


                                     III-1
a Lease Agreement (the "Lease Agreement"), pursuant to which the Partnership will lease the Acquired Courses to AGC. We understand that the Company, the Partnership and AGC have entered into an Agreement to Enter into Leases, dated as of February 1, 1996, pursuant to which the Partnership and AGC have agreed to enter into the Lease Agreement at the Closing.

     We also understand that (i) prior to the consummation of the transactions contemplated by the Contribution Agreement, the Company owns approximately 54.9% of the outstanding partnership interests of the Partnership, (ii) following the consummation of the transactions contemplated by the Contribution Agreement, the Company will own approximately 58.6% of the outstanding partnership interests of the Partnership (based on the January 31, 1996 closing price of the Company Common Stock on the New York Stock Exchange of $23.38 per share), (iii) the partners of the Partnership other than the Company include persons who are stockholders, directors and executive officers of the Company and AGC, and
(iv) the Company, AGC and Newco have certain overlapping stockholders, directors and/or executive officers.

     You have asked for our opinion as to whether the Acquisition Consideration to be paid by the Company for the Acquired Courses pursuant to the Agreement is fair to the Company from a financial point of view (the "Opinion"). You also have asked us to perform the following analyses with respect to the financial terms of the Lease Agreement and the impact of those terms on the Partnership (the "Analyses"): (a) to calculate the internal rate of return the Lease Agreement would provide to the Partnership; (b) to calculate the accretion in funds from operations that the Lease Agreement would provide to the Partnership; and (c) to compare the financial provisions of the Lease Agreement to the corresponding provisions contained in (i) the form of lease agreement filed by the Company as Exhibit 10.2 to the registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, in connection with the Company's initial public offering and
(ii) twenty golf course leases between the Partnership and AGC entered into since the Company's initial public offering (the agreements referred to in (i) and (ii) above, collectively, the "Prior Leases").

     In connection with the Opinion and the Analyses, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company, including the consolidated financial statements of the Company for recent years and interim periods to September 30, 1995, and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed certain publicly available financial and other data with respect to Seller and the Acquired Courses, including the consolidated financial statements of Seller for recent years and interim periods to September 30, 1995, and certain other relevant financial and operating data relating to

                                     III-2

Seller and the Acquired Courses made available to us from published sources and from the internal records of Seller; (iii) reviewed drafts of the Agreement (including the Exhibits thereto), the Lease Agreement and the Prior Leases provided to us by the Company; (iv) reviewed certain historical market prices and trading volumes of the Company Common Stock on the New York Stock Exchange;
(v) considered the financial terms, to the extent publicly available, of selected recent golf course acquisitions that we deemed to be comparable, in whole or in part, to the Acquisition; (vi) reviewed and discussed with representatives of the management of the Company and Seller certain information of a business and financial nature regarding the Company and the Acquired Courses, furnished to us by them, including financial forecasts and related assumptions for the Company and the Acquired Courses furnished to us by the Company; (vii) made inquiries regarding and discussed the Acquisition, the Agreement and the Lease Agreement and other matters related thereto with the Company's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have assumed and relied upon the accuracy and completeness of the foregoing information and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecasts for the Company and the Acquired Courses provided to us by management of the Company, we have assumed for purposes of the Opinion and the Analyses that all such forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company and the Acquired Courses, and that they provide a reasonable basis upon which we can form the Opinion and conduct the Analyses. We have also assumed that there have been no material changes in the Company's assets, or in the financial condition, results of operations, business or prospects of the Company, since the date of the last financial statements of the Company made available to us by the Company, and that there have been no material changes in the condition, results of operations, business or prospects of the Acquired Courses since the date of the last financial statements of Seller made available to us by Seller. We have relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Acquisition, the Agreement, the Lease Agreement and the Prior Leases. We have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or Seller, including without limitation the Acquired Courses, nor have we been furnished with any such appraisals. Finally, the Opinion and the Analyses are based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have further assumed, with your consent, that the Acquisition will be consummated in accordance with the terms described in the Agreement without any

                                     III-3
further amendments thereto, and without waiver by the Company of the conditions to any of its obligations thereunder.

     We have not been requested to, and do not, express any opinion regarding the Merger or the Contribution Agreement, or the transactions contemplated by the Contribution Agreement. In addition, our work with respect to the Lease Agreement has been limited to performing the Analyses, and we express no opinion regarding the Lease Agreement or the transactions contemplated thereby.

     Based upon the foregoing and in reliance thereon:

     1. It is our opinion that the Acquisition Consideration to be paid by Company for the Acquired Courses pursuant to the Agreement is fair to the Company from a financial point of view, as of the date hereof.

     2. We can advise you, based on the results of the Analyses, that (a) the Lease Agreement would provide the Partnership with an internal rate of return of between 9.2% and 13.1%; (b) the Lease Agreement would provide the Partnership with accretion in funds from operations for calendar years 1996 and 1997, on a pro-forma basis; and (c) the financial provisions of the Lease Agreement are consistent in all material respects with the corresponding provisions of the Prior Leases.

     The Opinion and the Analyses are directed to the Board of Directors of the Company and are not recommendations to any shareholder as to how such shareholder should vote with respect to the Acquisition and/or the transactions contemplated by the Lease Agreement. Neither the Opinion nor the Analyses may be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to their inclusion in any proxy statement or prospectus filed with the Securities and Exchange Commission in connection with the Acquisition and/or the transactions contemplated by the Lease Agreement. In furnishing the Opinion and the Analyses, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that the Opinion and/or the Analyses constitute a report or valuation within the meaning of Section 11 of the Securities Act.

                                       Very truly yours,



                                       MONTGOMERY SECURITIES

                                     III-4

                    [LETTERHEAD OF WILLIAM BLAIR & COMPANY]

                                                                        ANNEX IV


                                       February 2, 1996



Board of Directors
Golf Enterprises, Inc.
1603 LBJ Freeway, Suite 810
Dallas, Texas  75234

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Golf Enterprises, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Asset Purchase Agreement and Agreement and Plan of Merger dated as of February 2, 1996 (the "Merger Agreement") by and among National Golf Properties, Inc. ("NGP"), GEI Acquisition Corporation, an affiliate of American Golf Corporation ("Newco"), and the Company.

Pursuant to the terms of the Merger Agreement, Newco will be merged with and into the Company (the "Merger") and each outstanding share of common stock of the Company will be converted into the right to receive $6.00 per share in cash and approximately $6.00 in common stock of NGP. The number of shares of NGP common stock to be issued in the Merger to the Company's stockholders will be based upon the average closing price per share of NGP common stock as reported on the New York Stock Exchange (the "NYSE") for the ten consecutive NYSE trading days immediately preceding the second trading day prior to the closing date of the Merger, and will not be less that 1,418,666 shares and not more that 2,128,000 shares or an approximate range of between 0.216 shares and 0.323 shares of NGP common stock per outstanding share of the Company's common stock. If elected by NGP, in lieu of the foregoing amounts of cash and common stock of NGP issuable in the Merger, $12.00 in cash would be paid per share of common stock of the Company.

We have acted as financial advisor to the Company in connection with the Merger. In connection with our review of the Merger and the preparation of our opinion herein, we have: (a) reviewed the terms and conditions of the Merger Agreement and the financial terms of the Merger as set forth in the Merger Agreement;
(b) analyzed certain publicly available financial statements of the Company and NGP, respectively; (c) analyzed certain financial and other information relating to the prospects of the Company provided to us by the Company's management, including financial projections; (d) discussed the past and current operations and financial condition and the prospects of the Company with management of the Company; (e) analyzed certain publicly available financial statements and other data concerning NGP; (f) discussed the past and current operations and financial condition and prospects of NGP and American Golf Corporation with senior executives of NGP; (h) reviewed the historical prices and trading activity for the Company's common stock and that of NGP, respectively; (i) reviewed the financial terms, to the extent publicly available, of selected actual business combinations we believe to be relevant; and (j) performed such other analyses as we have deemed appropriate.

We have assumed the accuracy and completeness of all such information and have not attempted to verify independently any of such information, nor have we made or obtained an independent valuation or appraisal of any of the assets or liabilities of the Company or NGP. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and NGP's managements, as the case may be, as to the future financial performance of the Company, NGP and American Golf Corporation. We assume no responsibility for, and express no view as to, such forecasts or the assumptions on which they are based. Our opinion is necessarily based solely upon information available to us and business, market, economic and other conditions as they exist on, and can be evaluated as of, the date hereof. Our opinion does not address the Company's underlying business decision to effect the Merger.

In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Merger will not have an adverse effect on the Company or NGP.

William Blair & Company, L.L.C. has been engaged in the investment banking business since 1935. We undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. For our services, including the rendering of this opinion, the Company will pay us a fee, a significant portion of which is contingent upon consummation of the Merger, and indemnify us against certain liabilities. William Blair & Company, L.L.C. has provided investment banking and financial advisory services to the Company in the past for which we have received customary compensation.

It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that this opinion may be included in filings made by the Company or NGP with the Securities and Exchange Commission with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of February 2, 1996, the consideration to be received by the stockholders of the Company in the Merger pursuant to the Agreement is fair, from a financial point of view, to such stockholders.

                                       Very truly yours,



                                       WILLIAM BLAIR & COMPANY, L.L.C.

                                                                        ANNEX V

            SECTION 17-6712 OF THE KANSAS GENERAL CORPORATION CODE

  PAYMENT FOR "STOCK" OF "STOCKHOLDER" OBJECTING TO MERGER OR CONSOLIDATION; "STOCKHOLDER," "STOCK" AND "SHARE" DEFINED; NOTICE TO OBJECTING STOCKHOLDERS; DEMAND FOR PAYMENT; APPRAISAL AND DETERMINATION OF VALUE BY DISTRICT COURT, WHEN; TAXATION OF COSTS; RIGHTS OF OBJECTING STOCKHOLDERS; STATUS OF STOCK;
SECTION INAPPLICABLE TO CERTAIN SHARES OF STOCK.--(a) When used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

  (b) The corporation surviving or resulting from any merger or consolidation, within 10 days after the effective date of the merger or consolidation, shall notify each stockholder of any corporation of this state so merging or consolidating who objected thereto in writing and whose shares either were not entitled to vote or were not voted in favor of the merger or consolidation, and filed such written objection with the corporation before the taking of the vote on the merger or consolidation, that the merger or consolidation has become effective. If any such stockholder, within 20 days after the date of mailing of the notice, shall demand in writing, from the corporation surviving or resulting from the merger or consolidation, payment of the value of the stockholder's stock, the surviving or resulting corporation shall pay to the stockholder, within 30 days after the expiration of the period of 20 days, the value of the stockholder's stock on the effective date of the merger or consolidation exclusive of any element of value arising from the expectation or accomplishment of the merger or consolidation.

  (c) If during the period of 30 days following the period of 20 days provided for in subsection (b), the corporation and any such stockholder fail to agree upon the value of such stock, any such stockholder, or the corporation surviving or resulting from the merger or consolidation, may demand a determination of the value of the stock of all such stockholders by an appraiser or appraisers to be appointed by the district court, by filing a petition with the court within four months after the expiration of the thirty-day period.

  (d) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the corporation, which shall file with the clerk of such court, within 10 days after such service, a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation. If the petition shall be filed by the corporation, the petition shall be accompanied by such duly verified list. The clerk of the court shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the corporation and to the stockholders shown upon the list at the addresses therein stated and notice shall also be given by publishing a notice at least once, at least one week before the day of the hearing, in a newspaper of general circulation in the county in which the court is located. The court may direct such additional publication of notice as it deems advisable. The forms of the notices by mail and by publication shall be approved by the court.

  (e) After the hearing on such petition the court shall determine the stockholders who have complied with the provisions of this section and become entitled to the valuation of and payment for their shares, and shall appoint an appraiser or appraisers to determine such value. Any such appraiser may examine any of the books and records of the corporation or corporations the stock of which such appraiser is charged with the duty of valuing, and such appraiser shall make a determination of the value of the shares upon such investigation as seems proper to the appraiser. The appraiser or appraisers shall also afford a reasonable opportunity to the parties interested to submit to the appraiser pertinent evidence on the value of the shares. The appraiser or appraisers, also, shall have the powers and authority conferred upon masters by K.S.A. 60-253, and amendments thereto.

  (f) The appraiser or appraisers shall determine the value of the stock of the stockholders adjudged by the court to be entitled to payment therefor and shall file a report respecting such value in the office of the clerk of the court, and notice of the filing of such report shall be given by the clerk of the court to the parties in interest. Such report shall be subject to exceptions to be heard before the court both upon the law and facts. The court by its decree shall determine the value of the stock of the stockholders entitled to payment therefor and shall direct the payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto by the surviving or resulting corporation. Upon payment of the judgment by the surviving or resulting corporation, the clerk of the district court shall surrender to the corporation the certificates of shares of stock held by the clerk pursuant to subsection (g). The decree may be enforced as other judgments of the district court may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any other state.

  (g) At the time of appointing the appraiser or appraisers, the court shall require the stockholders who hold certificated shares and who demanded payment for their shares to submit their certificates of stock to the clerk of the court, to be held by the clerk pending the appraisal proceedings. If any stockholder fails to comply with such direction, the court shall dismiss the proceedings as to such stockholder.

  (h) The cost of any such appraisal, including a reasonable fee to and the reasonable expenses of the appraiser, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to such appraisal or any of them as appears to be equitable, except that the cost of giving the notice by publication and by registered or certified mail hereinabove provided for shall be paid by the corporation. The court, on application of any party in interest, shall determine the amount of interest, if any, to be paid upon the value of the stock of the stockholders entitled thereto.

  (i) Any stockholder who has demanded payment of the stockholder's stock as herein provided shall not thereafter be entitled to vote such stock for any purpose or be entitled to the payment of dividends or other distribution on the stock, except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation, unless the appointment of an appraiser or appraisers shall not be applied for within the time herein provided, or the proceeding be dismissed as to such stockholder, or unless such stockholder with the written approval of the corporation shall deliver to the corporation a written withdrawal of the stockholder's objections to and an acceptance of the merger or consolidation, in any of which cases the right of such stockholder to payment for the stockholder's stock shall cease.

  (j) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

  (k) This section shall not apply to the shares of any class or series of a class of stock, which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders at which the agreement of merger or consolidation is to be acted on, were either
(1) registered on a national securities exchange, or (2) held of record by not less than 2,000 stockholders, unless the articles of incorporation of the corporation issuing such stock shall otherwise provide; nor shall this section apply to any of the shares of stock of the constituent corporation surviving a merger, if the merger did not require for its approval the vote of the stockholders of the surviving corporation, as provided in subsection (f) of K.S.A. 17-6701 and amendments thereto. This subsection shall not be applicable to the holders of a class or series of a class of stock of a constituent corporation if under the terms of a merger of consolidation pursuant to K.S.A. 17-6701 or 17-6702, and amendments thereto, such holders are required to accept for such stock anything except (i) stock or stock and cash in lieu of fractional shares of the corporation surviving or resulting from such merger or consolidation, or (ii) stock or stock and cash in lieu of fractional shares of any other corporation, which at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders at which the agreement of merger or consolidation is to be acted on, where either registered on a national securities exchange or held of record by not less than 2,000 stockholders, or (iii) a combination of stock or stock and cash in lieu of fractional shares as set forth in (i) and (ii) of this subsection.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation of the Registrant provide that none of its directors or officers shall be liable for monetary damages to the Registrant or its stockholders for breach of fiduciary duty as a director or officer to the fullest extent permitted by the laws of the state of Maryland. Maryland law allows the Registrant to limit such liability in all cases except for those involving (i) actual receipt of an improper personal benefit by the director or officer in money, property or services or (ii) active and deliberate dishonesty by the director or officer established by a final judgment as being material to the cause of action. In addition, the Maryland General Corporation Law (the "MGCL") and the Registrant's Articles of Incorporation and Bylaws, under certain circumstances, provide for the indemnification of the Registrant's directors, officers, employees and agents against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to the MGCL and other Maryland statutes, the Registrant's Articles of Incorporation and its Bylaws.

     The Registrant's Articles of Incorporation authorize the Registrant to indemnify its present and former directors and officers and to pay or reimburse expenses in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law. The Registrant's Bylaws obligate the Registrant to indemnify present and former directors and officers to the maximum extent permitted by Maryland law. The Registrant's Bylaws also permit the Registrant to provide indemnification to a present or former director or officer who served a predecessor of the Registrant in such capacity, and to any employee or agent of the Registrant or a predecessor of the Registrant.

     The MGCL permits the Registrant to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director or officer did not meet the requisite standard of conduct, but termination by conviction or plea of nolo contendere does create a rebuttable presumption that such standard was not satisfied. In addition, the MGCL does not permit indemnification in respect of any proceeding by or in the right of the Registrant, if the director or officer is adjudged to be liable to the Registrant.

     Any indemnification pursuant to the preceding paragraph may not be made by the Registrant unless authorized for a specific proceeding after a determination has been made that indemnification of the director or officer is permissible in the circumstances because such person has met the requisite standard of conduct. The authorization and determination must be made by a majority of the Registrant's directors not party to the proceeding (or in certain circumstances a designated committee of directors), special legal counsel selected by the Registrant's Board of Directors, or by the stockholders of the Registrant.

     In addition, the MGCL requires the Registrant, as conditions to advancing expenses, to obtain (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Registrant as authorized by the Registrant's Bylaws and (ii) a written statement by or on his or her behalf to repay the amount paid or reimbursed by the Registrant if it shall ultimately be determined that the standard of conduct was not met. Under the MGCL, rights to indemnification and expenses are non-exclusive, in that they need not be limited to those expressly provided by statute. As a result, under the MGCL and the Registrant's Bylaws, the Registrant is permitted to indemnify its directors, officers, employees and other agents, within the limits established by law and public policy, pursuant to an express contract, bylaw provision, stockholder vote or otherwise.

     Because the indemnification provisions of the Registrant's Articles and Bylaws are tied to applicable Maryland law, they may be modified by future changes in such law without further stockholder action. The Registrant's Bylaws provide that amendment or repeal of the indemnification provisions of the Registrant's Bylaws would be effective on a prospective basis only and neither repeal nor modification of such provisions would adversely affect rights to indemnification in effect at the time of any act or omission which is the subject of a proceeding against an indemnified person.

     Under the MGCL, the Registrant may purchase and maintain insurance on behalf of its present and former directors and officers, among others, against liability asserted against and incurred by such persons because of their position, whether or not the Registrant would have the power to indemnify against such liability under the provisions of the MGCL described above. The Registrant has purchased and currently maintains such insurance on behalf of its current directors and officers.

     The MGCL and the Bylaws of the Registrant may permit indemnification for liabilities arising under the Securities Act or the Exchange Act. The Board of Directors of the Registrant has been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act or the Exchange Act is contrary to public policy and is therefore unenforceable, absent a decision to the contrary by a court of appropriate jurisdiction.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit                                                                 Numbered
Number                         Description                                Page
- ------                         -----------                              --------
  2.1     Asset Purchase Agreement and Agreement and Plan of Merger,
          dated as of February 2, 1996, among Golf Enterprises, Inc.,
          National Golf Properties, Inc. and GEI Acquisition
          Corporation (including as exhibits a Stockholder Agreement, dated as of February 2, 1996, by and among National Golf
          Properties, Inc., GEI Acquisition Corporation, Robert H.
          Williams, Golder, Thoma, Cressey Fund II and Golder, Thoma,
          Cressey Fund III Limited Partnership, and a Termination Fee
          Agreement, dated as of February 2, 1996, by and among GEI
          Acquisition Corporation, Robert H. Williams, Golder, Thoma,
          Cressey Fund II and Golder, Thoma, Cressey Fund III Limited
          Partnership) (attached as Annex I to the Joint Proxy
          Statement-- Prospectus included in this Registration
          Statement)..................................................

  2.2     First Amendment to Asset Purchase Agreement and Agreement
          and Plan of Merger, dated as of February 16, 1996 among Golf
          Enterprises, Inc., National Golf Properties, Inc. and GEI
          Acquisition Corporation (attached as Annex II to the Joint
          Proxy Statement--Prospectus included in this Registration
          Statement)..................................................

  3.1     Articles of Incorporation of National Golf Properties, Inc.
          (incorporated by reference to Exhibit 3.1 to the
          Registrant's Current Report on Form 8-K dated September 26,
          1995).......................................................

  3.2     By-Laws of National Golf Properties, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K dated September 26, 1995).......................

  4.1     Form of Common Stock Certificate (incorporated by reference to Exhibit 3.3 to the Registrant's Report on Form 8-B dated
          December 29, 1995)..........................................

* 5.1     Opinion of Latham & Watkins as to the legality of the shares being registered............................................

* 8.1     Opinion of Latham & Watkins as to certain tax matters.......

 10.1     Agreement of Limited Partnership of National Golf Operating
          Partnership, L.P., dated as of August 18, 1993, by and
          among National Golf Properties, Inc. and the Persons named therein as Limited Partners (incorporated by reference to
          Exhibit 10.1 to the Registrant's Annual Report on Form 10-K
          for the fiscal year ended December 31, 1995)................

 10.2     Form of Lease Agreement between National Golf Properties,
          Inc. and American Golf Corporation with respect to the
          Initial Golf Courses and the Mesquite and Desert Lakes golf courses (incorporated by reference to Exhibit 10.2 to the
          Registrant's Registration Statement on Form S-11 No. 33-
          63110)......................................................

 10.3     Form of Lease Agreement between National Golf Properties,
          Inc. and American Golf Corporation with respect to the following golf courses: Southwyck, Dub's Dread, Kokopelli,
          Summitpointe, Lake Wilderness, Links at Northfork, Hershey,
          Hershey South, Canyon Oaks, Capitol City, Binks Forest, Port
          Royal, Shipyard, Sugar Ridge, Wildhorse, Goshen Plantation,
          Hickory Heights, River's Edge, Berry Creek, Carmel Mountain,
          Creekside, Honey Bee, Wood Ranch, Monterey, Palm Valley,
          Ruffled Feathers, Upland Hills, Oregon Golf, Golden Oaks,
          Seven Springs and Sea Cliff; and Form of Lease Agreement between National Golf Properties, Inc. and CGG with respect to the Carmel Mountain golf course (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)..


Exhibit                                                                 Numbered
Number                         Description                                Page
- ------                         -----------                              --------
 10.4     Registration Rights Agreement, made and entered into as of
          August 18, 1993, by and among National Golf Properties, Inc.
          and the persons named therein (incorporated by reference to
          Exhibit 10.4 to the Registrant's Annual Report on Form 10-K
          for the fiscal year ended December 31, 1995)................

 10.5     Shelf Registration Rights Agreement, made and entered into as of August 18, 1993, by and among National Golf
          Properties, Inc. and the persons named therein (incorporated by reference to Exhibit 10.5 to the Registrant's Annual
          Report on Form 10-K for the fiscal year ended December 31,
          1995).......................................................

 10.6     National Golf Properties, Inc. Stock Incentive Plan Key
          Employees of National Golf Properties, Inc., National Golf
          Operating Partnership, L.P. and American Golf Corporation,
          effective August 18, 1993 (incorporated by reference to
          Exhibit 10.6 to the Registrant's Annual Report on Form 10-K
          for the fiscal year ended December 31, 1995)................

 10.7     Indemnification Agreement, made as of August 18, 1993, by
          and between National Golf Properties, Inc. and its directors and officers (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)...............................

 10.8     Employment Agreements, dated August 18, 1993, between
          National Golf Properties, Inc. and each of Richard C. Price and Edward R. Sause (incorporated by reference to Exhibit
          10.8 to the Registrant's Annual Report on Form 10-K for the
          fiscal year ended December 31, 1995)........................

 10.9     Director Designation Agreement, dated as of August 18, 1993 by and among David G. Price, National Golf Properties, Inc.
          and National Golf Operating Partnership, L.P. (incorporated by reference to Exhibit 10.9 to the Registrant's Annual
          Report on Form 10-K for the fiscal year ended December 31,
          1995).......................................................

 10.10    Services Agreement, entered into as of August 18, 1993, by and between National Golf Properties, Inc. and National Golf
          Operating Partnership, L.P. (incorporated by reference to
          Exhibit 10.10 to the Registrant's Annual Report on Form 10-K
          for the fiscal year ended December 31, 1995)................

 10.11    Senior Secured Promissory Notes and Guarantees related to
          the Option Golf Courses, each made and entered into as of
          August 18, 1993, between National Golf Properties, Inc. and
          The Price Revocable Trust (incorporated by reference to
          Exhibit 10.11 to the Registrant's Annual Report on Form 10-K
          for the fiscal year ended December 31, 1995)................

 10.12    First Deed of Trust, Assignment of Rents, Security Agreement
          and Fixture Filing relating to each of the Senior Secured
          Participating Promissory Notes, each made as of August 18,
          1993, by and among The Price Revocable Trust and National
          Golf Operating Partnership, L.P. (incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form
          10-K for the fiscal year ended December 31, 1995)...........

 10.13    Partnership Interests Exchange Agreement, dated as of August
          18, 1993, by and among National Golf Operating Partnership,
          L.P. and Partners of Partnerships Controlling 21 Courses
          (incorporated by reference to Exhibit 10.13 to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)....................................

 10.14    Agreement for Transfer of Realty and Assets, dated as of
          August 18, 1993, by and among The Price Revocable Trust,
          Myreshan, Inc. and National Golf Operating Partnership, L.P.
          (incorporated by reference to Exhibit 10.14 to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)....................................


Exhibit                                                                 Numbered
Number                         Description                                Page
- ------                         -----------                              --------
 10.15    Plan and Agreement of Merger, dated as of August 18, 1993, by and among Bear Creek Enterprises, Inc., National Golf
          Properties, Inc., The Price Revocable Trust and David G.
          Price (incorporated by reference to Exhibit 10.15 to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)...................................

 10.16    Partnership Interests Acquisition Agreement, dated as of
          August 18, 1993, by and among The Price Revocable Trust,
          American Golf Investment, Inc., Supermarine Aviation,
          Limited, David G. Price and National Golf Properties, Inc.
          (incorporated by reference to Exhibit 10.16 to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)....................................

 10.17    Contribution Agreement, dated as of August 18, 1993, by and between National Golf Operating Partnership, L.P. and
          National Golf Properties, Inc. (incorporated by reference to
          Exhibit 10.17 to the Registrant's Annual Report on Form 10-K
          for the fiscal year ended December 31, 1995)................

 10.18    Option Courses Agreement, dated as of August 18, 1993, by
          and among David G. Price, The Price Revocable Trust, Black
          Lake/Penasquitos, David G. Price, American Golf Corporation
          and National Golf Operating Partnership, L.P. (incorporated by reference to Exhibit 10.18 to the Registrant's Annual
          Report on Form 10-K for the fiscal year ended December 31,
          1995).......................................................

 10.19 Agreement relating to prohibition on acquisitions of golf courses by David G. Price and his affiliates, made and entered into as of August 18, 1993, by and among National
          Golf Properties, Inc., National Golf Operating Partnership,
          L.P., American Golf Corporation, David G. Price, Dallas P.
          Price and The Price Revocable Trust (incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)...

 10.20    Amendment to agreement relating to prohibition on
          acquisitions of golf courses by David G. Price and his
          affiliates among National Golf Properties, Inc., National
          Golf Operating Partnership, L.P., American Golf Corporation,
          David G. Price, Dallas P. Price and The Price Revocable
          Trust (incorporated by reference to Exhibit 10 to the
          Registrant's Quarterly Report on Form 10-Q/A for the period ended September 30, 1995)...................................

 10.21    Note Purchase Agreement ("Note Purchase Agreement"), dated as of December 15, 1994, with respect to National Golf
          Operating Partnership, L.P.'s Series A 8.68% Guarantied
          Senior Promissory Notes due December 15, 2004 and Series B
          8.73% Guarantied Senior Promissory Notes due June 15, 2005
          (incorporated by reference to Exhibit 10.21 to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)....................................

 10.22    Series A 8.68% Guarantied Senior Promissory Notes and Series
          B 8.73% Guarantied Senior Promissory Notes (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)...

 10.23    General Continuing Guaranty of National Golf Properties, Inc.
          ("General Continuing Guaranty"), dated as of December 15,
          1994, with respect to National Golf Operating Partnership,
          L.P.'s Series A 8.68% Guarantied Senior Promissory Notes due
          December 15, 2004 and Series B 8.73% Guarantied Senior
          Promissory Notes due June 15, 2005 (incorporated by
          reference to Exhibit 10.16 to the Registrant's Report on
          Form 8-B dated December 29, 1995)...........................

 10.24    First Amendment to Note Purchase Agreements, dated as of
          August 31, 1995 (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the
          fiscal year ended December 31, 1995)........................


Exhibit                                                                 Numbered
Number                         Description                                Page
- ------                         -----------                              --------
 10.25    First Amendment to General Continuing Guarantee, dated as of
          August 31, 1995 (incorporated by reference to Exhibit 10.18 to the Registrant's Report on Form 8-B dated December 29,
          1995).......................................................

 10.26    Agreement of Limited Partnership of Royal Golf, L.P., II,
          dated as of July 7, 1994 (incorporated by reference to
          Exhibit 10.19 to the Registrant's Report on Form 8-B dated
          December 29, 1995)..........................................

 10.27    Amended and Restated Loan Agreement, dated as of July 7,
          1994, between Royal Golf, L.P., II and NationsBank of South
          Carolina, N.A. (incorporated by reference to Exhibit 10.20 to the Registrant's Report on Form 8-B dated December 29,
          1995).......................................................

 10.28    Credit Agreement among Bank of America National Trust and
          Savings Association, National Golf Operating Partnership,
          L.P. and National Golf Properties, Inc. dated as of
          September 29, 1993, as amended (incorporated by reference to
          Exhibit 10.21 to the Registrant's Report on Form 8-B dated
          December 29, 1995)..........................................

 10.29    Agreement to Enter Into Leases, entered into as of February
          1, 1996, by and among National Golf Properties, Inc.,
          National Golf Operating Partnership and American Golf
          Corporation (incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)...............................

 10.30    Lease Agreement between National Golf Paradise Hills Golf
          Course Properties, Inc. and Golf (incorporated by reference to Enterprises, Inc. with respect to Exhibit 10.2 to the
          Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996)................................

 10.31    Expense Allocation Agreement between National Golf
          Properties, Inc. and GEI Acquisition Corporation, dated
          February 2, 1996 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the
          quarterly period ended March 31, 1996)......................

*10.32    Amendment No.4 to Credit Agreement dated as of April 1,
          1996, among Bank of America National Trust and Savings
          Association, National Golf Operating Partnership, L.P. and
          National Golf Properties, Inc...............................

 11.1     Statement regarding computation of per share earnings
          (incorporated by reference to Exhibit 11.1 to the
          Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)....................................

 21.1     List of Subsidiaries of National Golf Properties, Inc.
          (incorporated by reference to Exhibit 22.1 to the
          Registrant's Report on Form 8-B dated December 29, 1995)....

*23.1     Consent of KPMG Peat Marwick LLP............................

*23.2     Consent of Coopers & Lybrand L.L.P..........................

*23.3     Consent of Latham & Watkins (included in the Opinion filed as Exhibit 5.1 to this Registration Statement)..............

*24.1     Power of Attorney (included in signature pages contained in this Registration Statement)................................

*27.1     Financial Data Schedule

*99.1     Form of NGP Proxy Card

*99.2     Form of GEI Proxy Card

- ---------------------
* - Filed herewith

ITEM 22.  UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act as is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

(f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on June 20, 1996.

                                      National Golf Properties, Inc.



                                      By: /s/ EDWARD R. SAUSE
                                          ------------------------------------
                                                     Edward R. Sause
                                                 Executive Vice President
                                          Chief Financial Officer and Director


          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Registration Statement constitutes and appoints Richard C. Price, Edward R. Sause and Scott S. Thompson, and each of them, his true and lawful attorneys-in-fact and agents, and each of them, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or each of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

       Signature                         Title                    Date
       ---------                         -----                    ----

/s/ DAVID G. PRICE        Chairman of the Board of Directors      June 20, 1996
- -----------------------
David G. Price

/s/ RICHARD C. PRICE      President and Director                  June 20, 1996
- -----------------------   (Principal Executive Officer)
Richard C. Price

/s/ EDWARD R. SAUSE       Executive Vice President, Chief         June 20, 1996
- -----------------------   Financial Officer and Director
Edward R. Sause           (Principal Financial and Accounting
                          Officer)

/s/ RICHARD A. ARCHER     Director                                June 20, 1996
- -----------------------
Richard A. Archer

/s/ JOHN C. CUSHMAN, III  Director                                June 20, 1996
- ------------------------
John C. Cushman, III

/s/ BRUCE KARATZ          Director                                June 20, 1996
- -----------------------
Bruce Karatz

/s/ CHARLES S. PAUL       Director                                June 20, 1996
- -----------------------
Charles S. Paul